Exhibit 99.4

May 5, 2016 Annual and Special Meeting

Notice of Annual and Special Meeting

and

Management Information Circular

March 18, 2016

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL NOMINEES AND RESOLUTIONS AT THE MEETING, INCLUDING THE ACQUISITION SHARE ISSUANCE RESOLUTION

MESSAGE FROM BOARD CHAIR AND PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 18, 2016

Dear Fellow Shareholders:

It is our pleasure to invite you to attend the Fortis annual and special meeting of shareholders on May 5, 2016 at 10:30 a.m. (Newfoundland Daylight Time) in Salon A, Holiday Inn, St. John’s, Newfoundland and Labrador.

The items of business for consideration at this meeting are outlined in the notice of annual and special meeting of shareholders of Fortis and the accompanying management information circular. The annual business of the meeting includes resolutions to elect the directors of Fortis, appoint our auditors and vote on executive compensation. The special business of the meeting includes a resolution to approve the issuance of shares by Fortis as partial consideration for its proposed acquisition of ITC Holdings Corp. The contents and delivery of the management information circular have been approved by the Board of Directors.

The ITC Acquisition

Fortis has successfully grown its business through strategic acquisitions that have contributed to strong organic growth over the past decade. On February 9, 2016, we entered into an agreement to acquire ITC. The acquisition of ITC represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. The acquisition is in alignment with the Fortis business model and is expected to be accretive in the first full year following closing, excluding one-time acquisition-related expenses. Following closing of the acquisition, Fortis will proudly remain a Newfoundland and Labrador company, unique among North American utilities in the diversity of its regulated utility businesses and low risk profile.

ITC is the largest independent electric transmission company in the United States. ITCs experienced and execution-focused management team, which will continue to operate independently under the ownership structure of Fortis, has a proven track record of strong earnings per share growth, total shareholder return, cash flow from operations and operational efficiencies. From its initial public offering in 2005 through November 2015, ITC has delivered more than double the annual shareholder returns of the S&P 500 Utilities Sector Index, the benchmark index in ITCs industry.

Fortis experienced considerable growth in 2015, and the acquisition of ITC presents an opportunity to accelerate our growth strategy. The acquisition will expand the Corporation’s regional diversity from its current operations in five Canadian provinces, the U.S. states of New York and Arizona and three Caribbean countries, to include a presence in eight additional U.S. states. The acquisition of ITC also affords Fortis the opportunity to capitalize upon market trends including historical under-investment in infrastructure, enhancements to power delivery reliability and clean energy initiatives in the United States.

We are excited to present this unique opportunity for Fortis to significantly grow and diversify its business to our Shareholders. Your Board of Directors has unanimously approved the acquisition and unanimously recommends that Shareholders vote FOR the resolution approving the issuance of Common Shares in connection with the acquisition. Please see “Reasons to Vote in Favour of the Acquisition Share Issuance Resolution” immediately following this letter and the Circular for more information on this important transaction and the reasons for the Board’s recommendation.

Fortis Today

Fortis currently serves over three million gas and electricity customers across North America and in the Caribbean. Our focus on service to our customers and operating in an environmentally responsible manner, together with the expected benefits flowing from our planned C$9 billion investment in our energy networks over the next five years, positions Fortis

i

to continue to deliver safe, reliable and efficient service to our customers while at the same time enhancing shareholder value.

Our 2015 financial results were strong, with earnings per share at C$2.61 and adjusted earnings per share at C$2.11, up 20.6 per cent from adjusted earnings per share of C$1.75 in 2014. Clearly, 2015 was an eventful year for our business with the successful integration of our newest utility UNS Energy Corporation in Arizona, the commissioning of the Waneta Expansion hydroelectric project ahead of schedule and on budget, the substantial gains realized on the sale of the hotel and commercial real estate business and other non-core businesses, the three-year rate settlement reached at Central Hudson Gas & Electric in New York State, and the reasonable settlement of matters related to the expropriation of Belize Electricity Limited. ITC had similarly strong results in 2015, with operating earnings of approximately US$324 million, or US$2.08 per diluted common share, compared to 2014 operating earnings of US$292 million, or US$1.85 per diluted common share.

In keeping with our record of raising our common share dividend to shareholders for 42 consecutive years, we increased our dividend twice in 2015 bringing quarterly dividends from C$0.32 per share to C$0.375 per share, representing a total increase of 17.2 per cent. These increases coupled with the initiation of dividend increase guidance of 6 per cent on average annually through 2020 demonstrate our confidence in the future of Fortis. The acquisition will support our average annual dividend growth target.

Your Board of Directors maintains a firm commitment to strong corporate governance principles. Through the course of 2015, we instituted a number of measures to reinforce our governance imperatives, including: (i) measures to enhance the annual assessment of the board and individual directors; (ii) ongoing board renewal through focused board succession planning, reflective of our competency and diversity objectives and resulting in a slate of nominees that includes four women; (iii) strengthening targets for executive short-term incentive payments; (iv) introducing non-financial corporate performance metrics to the executive compensation framework; (v) expanding disclosure related to annual incentive calculations and payments; (vi) revisions to the executive compensation structure to provide a proportionately larger component through long-term performance-based incentives; (vii) explanation of the key dynamics for the Corporation in the current risk environment; and (viii) providing disclosure on the Corporation’s approach to environmental sustainability. These measures enhance the understanding and the alignment of the policies and practices of Fortis with the interests of our shareholders.

Whether or not you plan to attend the annual and special meeting of shareholders in person or by viewing a live broadcast of the meeting at the Corporation’s website, www.fortisinc.com, we urge you to take some time to read and review this document, as well as the Annual Report and Annual Information Form, and then vote your common shares. Your Board of Directors unanimously recommends that Shareholders vote FOR all nominees and resolutions at the Meeting, including the resolution approving the issuance of Common Shares in connection with the acquisition.

We thank you for your support of our company, Fortis Inc.

Sincerely,

/s/ David G. Norris	/s/ Barry V. Perry
David G. Norris	Barry V. Perry
Chair, Board of Directors	President and Chief Executive Officer

REASONS TO VOTE IN FAVOUR OF THE ACQUISITION SHARE ISSUANCE RESOLUTION

The Acquisition presents a singular opportunity for Fortis to significantly grow and diversify its business through an accretive transaction consistent with our long-term strategy of profitable growth. The Board has approved the Acquisition and recommends that Shareholders vote FOR the resolution approving the issuance of Common Shares in connection with the Acquisition, the full text of which is set out in the accompanying management information circular and in the form of proxy. Capitalized terms used below have the meanings given to them in the “Glossary of Defined Terms” contained in Schedule A to this Circular.

A Premier Fully-Regulated Electric Transmission Utility	•	Acquisition of the largest independent fully-regulated electric transmission utility in the U.S. with rates regulated by FERC.
	•	Establishes scale and an additional platform for growth in the North American electric transmission sector.

Accretive to EPS	•	Accretive to EPS in the first full year following Closing, excluding one-time Acquisition-related expenses.
	•	Earnings accretion and cash flow expected to support the Corporation’s average annual dividend growth target of 6% through 2020.
	•	Financing strategy structured to allow Fortis to maintain an investment-grade credit rating.

Increases Diversification	•	Significantly enhances regulatory diversity and lowers overall rate regulatory risk.
	•	Increases regional economic diversity — large Midwest eight-state business footprint.
	•	Entry into a new business segment complementing electric and gas distribution with no commodity or fuel exposure.

Supportive FERC Regulation	•	FERC is a policy driven regulator committed to providing incentives for upgrading and expanding the electric transmission system.
	•	FERC has been one of the most consistently supportive utility regulators in North America, providing reasonable returns and equity ratios.
	•	Forward-looking rate-setting mechanism with true-up provides timely recovery and reduces regulatory lag.

Long-Term Rate Base Growth Prospects	•	Significant opportunity for investment across aging transmission assets.
	•	Reliability enhancements required: federal regulatory-driven critical infrastructure protection, storm hardening and infrastructure replacements.
	•	Significant changes are occurring in the U.S. generation fleet, which will require substantial transmission investment in the form of renewables, interconnections and general infrastructure build-out.

Proven Management Team	•	Proven track record: superior total shareholder return and cash flow generation.
	•	Execution-oriented with a focus on safety, reliability and managing projects on time and on budget.
	•	Cultural similarities: track record of operational excellence and focus on regulated business.

NOTICE OF ANNUAL AND SPECIAL MEETING

WHAT	The annual and special meeting of shareholders of Fortis Inc. (“Fortis” or the “Corporation”).

WHEN	May 5, 2016 at 10:30 a.m. (Newfoundland Daylight Time) (the “Meeting”).

WHERE	Salon A, Holiday Inn St. John’s, 180 Portugal Cove Road, St. John’s, Newfoundland and Labrador.

WEBCAST	A live webcast of the Meeting will be available on our website at www.fortisinc.com.

BUSINESS TO BE	The Meeting will be held for the following purposes:

CONDUCTED AT THE MEETING	1. to receive the Consolidated Financial Statements of Fortis for its financial year ended December 31, 2015, together with the Report of the Auditors thereon;

2. to elect the directors of the Corporation;

3. to appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4. to consider and, if supported, pass an advisory (non-binding) resolution on the approach to executive compensation of Fortis;

5.    to consider and, if deemed advisable, approve an ordinary resolution, the full text of which is set out in the accompanying management information circular (the “Circular”) under “Matters for Consideration of Shareholders — Acquisition of ITC Holdings Corp.”, approving the issuance of up to 117 million common shares of the Corporation (“Common Shares”) forming part of the consideration to be paid in connection with the acquisition by an indirect subsidiary of Fortis of all of the issued and outstanding common stock of ITC Holdings Corp. (“ITC”) pursuant to the terms of an agreement and plan of merger dated as of February 9, 2016 entered into between, among others, Fortis and ITC (the “Acquisition Share Issuance Resolution”); and

6. to transact such other business as may properly be brought before the meeting or any adjournment(s) or postponement(s) thereof.

Your Board of Directors unanimously recommends that Shareholders vote FOR all nominees and resolutions at the Meeting, including the Acquisition Share Issuance Resolution.

YOUR RIGHT TO VOTE

You are entitled to receive notice of and to vote at our Meeting, or any adjournment or postponement thereof, if you are a holder of Common Shares (a “Shareholder”) at the close of business on March 18, 2016. A Shareholder who acquires their Common Shares after March 18, 2016 may request, not later than ten days before the Meeting, that their name be included in the list of Shareholders eligible to vote at the Meeting, and upon establishing proper ownership, such Shareholder shall be entitled to vote such Common Shares at the Meeting.

You have the right to vote your Common Shares on items 2 through 5 listed above and any other items that may properly come before the Meeting or any adjournment or postponement thereof.

ATTENDING THE MEETING

If you are a registered Shareholder and are attending the Meeting in person, you will need to register with our transfer agent Computershare Trust Company of Canada (“Computershare”) at the registration desk before entering the Meeting.

If you are a non-registered Shareholder, you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form. You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. You or your proxyholder must see a representative of Computershare before entering the Meeting to register your attendance at the Meeting.

APPROVAL OF THIS CIRCULAR

The Board of Directors of the Corporation has approved the contents of this Notice and the Circular and the sending of this Notice and the Circular to our Shareholders and to each of our directors and our auditors.

DATED at St. John’s, Newfoundland and Labrador, March 18, 2016

By Order of the Board of Directors
David C. Bennett
Vice President, Chief Legal Officer and Corporate Secretary

TABLE OF CONTENTS

MESSAGE FROM BOARD CHAIR AND PRESIDENT AND CHIEF EXECUTIVE OFFICER	i

REASONS TO VOTE IN FAVOUR OF THE ACQUISITION SHARE ISSUANCE RESOLUTION	iii

NOTICE OF ANNUAL AND SPECIAL MEETING	iv

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ACQUISITION	1

NOTICE TO READERS	7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	7

ADDITIONAL INFORMATION	10

PRESENTATION OF FINANCIAL INFORMATION	11

CAUTION REGARDING PRO FORMA FINANCIAL INFORMATION	11

CURRENCY AND EXCHANGE RATE INFORMATION	12

THIRD PARTY SOURCES	12

MATTERS FOR CONSIDERATION OF SHAREHOLDERS	13

FINANCIAL STATEMENTS	13
ELECTION OF DIRECTORS	13
APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX AUDITORS’ REMUNERATION	14
ADVISORY AND NON-BINDING RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION	14
ACQUISITION OF ITC HOLDINGS CORP	15
OTHER MATTERS	16

SPECIAL BUSINESS — THE ACQUISITION OF ITC HOLDINGS CORP	17

OVERVIEW	17
BACKGROUND AND RECOMMENDATION	18
THE ACQUISITION AGREEMENT	24
FINANCING THE ACQUISITION	34
CANADIAN AND U.S. SECURITIES LAW MATTERS	38

FORTIS	40

RECENT DEVELOPMENTS	40
CAPITALIZATION	41
CREDIT RATINGS	42

BOARD OF DIRECTORS	43

NOMINEES FOR ELECTION AS DIRECTORS	43
OVERALL ATTENDANCE IN 2015	55
ADDITIONAL DISCLOSURE RELATED TO DIRECTORS	55
MAJORITY VOTING FOR DIRECTORS	56

REPORT ON DIRECTOR COMPENSATION	57

DIRECTORS DEFERRED SHARE UNIT PLAN	60
DIRECTOR EQUITY OWNERSHIP	61
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	61

REPORT ON CORPORATE GOVERNANCE	62

CORPORATE GOVERNANCE	62
BOARD COMPOSITION AND SUCCESSION	63
BOARD INDEPENDENCE AND OPERATION	65
STRATEGY OVERSIGHT	66
LEADERSHIP SUCCESSION OVERSIGHT	67
RISK MANAGEMENT AND GOVERNANCE OVERSIGHT	67
ENVIRONMENTAL AND SUSTAINABILITY OVERSIGHT	68
AUDIT COMMITTEE	69

HUMAN RESOURCES COMMITTEE	70
GOVERNANCE AND NOMINATING COMMITTEE	72
EDUCATION AND ORIENTATION	73

REPORT ON EXECUTIVE COMPENSATION	74

2015 REPORT OF THE HUMAN RESOURCES COMMITTEE OF THE BOARD	74
CHANGES TO NAMED EXECUTIVE OFFICERS	74
COMPENSATION DISCUSSION AND ANALYSIS	75
EXECUTIVE COMPENSATION POLICY	75
COMPENSATION RISK CONSIDERATIONS	77
PENSION PLAN BENEFITS	90
2015 EXECUTIVE COMPENSATION	91
SHARE OWNERSHIP GUIDELINES	103
COMPENSATION CONSULTANTS	104
PERFORMANCE GRAPH	105
SUMMARY COMPENSATION TABLE	107
INCENTIVE PLAN AWARDS	109
RETIREMENT PLAN TABLES	112
TERMINATION AND CHANGE OF CONTROL BENEFITS	113
INDEBTEDNESS OF EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES	115

INTERESTS OF ADVISORS	116

AUDITORS OF ITC	116

CONTACTING THE BOARD	117

DIRECTORS’ APPROVAL	117

CONSENT OF GOLDMAN, SACHS & CO	118

SCHEDULE A — GLOSSARY OF DEFINED TERMS	A-1

SCHEDULE B — STATEMENT OF CORPORATE GOVERNANCE PRACTICES	B-1

SCHEDULE B1 — BOARD MANDATE	B1-1

SCHEDULE C — OPINION OF GOLDMAN, SACHS & CO	C-1

SCHEDULE D — INFORMATION CONCERNING ITC HOLDINGS CORP	D-1

SCHEDULE E — ITC HISTORICAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS	E-1

SCHEDULE F — SUPPLEMENTARY ITC INFORMATION	F-1

SCHEDULE G — RISK FACTORS	G-1

SCHEDULE H — PRO FORMA FINANCIAL STATEMENTS OF FORTIS AND ITC	H-1

MANAGEMENT INFORMATION CIRCULAR

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ACQUISITION

The following is intended to answer certain key questions concerning the Meeting and the Acquisition and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them in the “Glossary of Defined Terms” contained in Schedule A to this Circular.

Why did I receive this Circular?

This Circular was sent to Shareholders in advance of the Meeting to be held on May 5, 2016. In addition to electing directors, appointing auditors and the annual advisory vote on executive compensation, Shareholders will be asked to approve by a majority vote the issuance of Common Shares in connection with the proposed acquisition of ITC Holdings Corp. The consideration to be paid to shareholders of ITC is comprised of both cash and Fortis Common Shares.

Why am I being asked to approve the ITC Acquisition?

The Toronto Stock Exchange requires an acquiring company to obtain shareholder approval if the number of shares to be issued as purchase price consideration for an acquisition exceeds 25% of its outstanding shares. The Common Shares to be issued by Fortis as partial consideration will represent up to 41.5% of its currently outstanding Common Shares on a non-diluted basis. If Shareholder approval is not obtained, Fortis will not be able to complete this highly attractive acquisition.

Your Board of Directors has approved the Acquisition and recommends that you vote FOR the share issuance resolution.

Who is ITC?

ITC Holdings Corp. is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in transmission opportunities to improve reliability, expand access to markets, allow new generating resources to interconnect to transmission systems and lower the overall cost of delivered energy.

ITC owns and operates high voltage transmission facilities principally in Michigan, Iowa and Kansas, as well as Minnesota, Illinois, Missouri and Oklahoma, serving a combined peak load exceeding 26,000 megawatts in 2015, along approximately 15,600 circuit miles of transmission line. See “Schedule D — Information Concerning ITC Holdings Corp.” in this Circular.

Why should I vote FOR the resolution to issue Fortis Common Shares for the ITC Acquisition?

Reasons Shareholders should vote FOR the issuance of Fortis Common Shares as consideration for the Acquisition include:

•                                          Strategic Fit: The Acquisition is in alignment with the Corporation’s business model and acquisition strategy. Upon completion of the deal, Fortis will be a unique, highly diversified, low-risk regulated energy transportation platform.

•                                          Accretive to Shareholders: The deal is expected to contribute to the Corporation’s bottom line almost immediately and be accretive to earnings per Common Share in the first full year following Closing, excluding one-time Acquisition-related expenses.

•                                          Supports Dividend Guidance: The projected earnings accretion from the Acquisition together with ITC’s strong, predictable cash flows is expected to support the Corporation’s average annual dividend growth target of 6% through 2020.

•                                          Platform for Growth: There is significant need for capital investment in the U.S. electric transmission sector due to factors that include historical underinvestment in infrastructure, regulator-mandated reliability enhancements and clean energy initiatives. ITC’s average rate base is expected to increase at a compound annual growth rate of 7.5% through 2018.

Why is ITC such a good strategic fit for Fortis?

The most important aspects of strategic fit to Fortis include:

•                                          Low-Risk Regulated Environment: Almost all of Fortis’ current footprint is in stable regulated markets. ITC’s rates are regulated by FERC, one of the most consistently supportive utility regulators in North America. FERC provides incentives for infrastructure investment and its simple rate-setting process with true-up reduces the regulatory lag found in some markets.

•                                          Management Expertise: Our model is to find the best managed businesses and let them do what they do best with the benefit of our supportive corporate culture and capital structure. The ITC management team has a proven track record of strong earnings per share growth, total shareholder return, cash flow from operations, disciplined capital project execution and operational excellence.

•                                          Increased Diversification: The Acquisition represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. Pro forma for the Acquisition, approximately 38% of our consolidated regulated operating earnings in 2015 would have been FERC-regulated. Fortis will expand its footprint from its current operations in five Canadian provinces, the U.S. states of New York and Arizona, and three Caribbean countries, to eight additional U.S. states.

•                                          Better Together: Consistent with our model, this Acquisition is structured to preserve ITC’s considerable strengths and add Fortis’ capital strength and support. This approach seeks to preserve ITC’s relationships with important stakeholders including its shareholders, management team, employees, business partners, communities and regulators.

Will Fortis still be the same company following the Acquisition?

•                                          What Stays the Same: Fortis will remain a Newfoundland and Labrador company headquartered in St. John’s. Our shares will continue to trade on the TSX and we will continue to file our public disclosure documents in Canada in accordance with Canadian rules. Most importantly, we will continue to be a regulated utility with a strong balance sheet and an investment-grade credit rating.

•                                          What Fortis Gains: Virtually 100% of our business will be regulated, with about 60% of our regulated assets and earnings in the United States pro forma the Acquisition (which represents an increase from approximately 40% of regulated assets and earnings currently in the United States). Fortis will be more diversified and have significantly enhanced growth opportunities. In short, Fortis will be a unique utility in the North American market: a highly diversified, low-risk regulated energy transportation platform.

•                                          By the Numbers: Fortis will be one of the top 15 North American public utilities ranked by enterprise value after giving effect to the Acquisition, with an estimated enterprise value of C$42 billion. The 2016 forecast midyear rate base of Fortis is expected to increase by approximately C$8 billion to approximately C$26 billion. ITC shareholders will hold up to 29.3% of Fortis’ Common Shares at closing.

Why is Fortis listing on the New York Stock Exchange?

•                                          Fortis has Been Considering this Listing: Fortis has considered listing on the NYSE, in addition to the TSX, for several years. The benefits of an additional listing for both Fortis and its shareholders include access to a larger and more diverse market, including a much broader group of potential investors; enhanced ability to raise capital in the future; and an increased profile in the North American investment community, notably among U.S.-based utility analysts.

•                                          Fortis is now Required to List on the NYSE: Under the Acquisition Agreement, Fortis is required to list its Common Shares on the NYSE. Fortis will also become a “reporting” company for purposes of U.S. federal securities laws and will become subject to ongoing reporting obligations in the United States and certain other requirements under SEC rules and regulations. ITC shareholders and other persons in the U.S. who wish to own Fortis shares will now be able to trade them on a U.S.-based stock exchange.

How does Fortis intend to finance the cash portion of the Acquisition?

In addition to issuing Common Shares, an aggregate of approximately US$3.5 billion (C$4.9 billion based on the US$/C$ exchange rate on February 8, 2016) will be paid to ITC shareholders in satisfaction of the Cash Purchase Price for the ITC shares acquired in the Acquisition. The Acquisition is not conditional on financing and Fortis has commitments for Acquisition Credit Facilities in place that would be sufficient, if necessary, to fund the full Cash Purchase Price for the Acquisition. Fortis does not expect to drawdown on the Acquisition Credit Facilities.

Financing of the Cash Purchase Price for the Acquisition is expected to be achieved primarily through the issuance of approximately US$2 billion of Fortis debt and the sale of up to 19.9% of ITC to one or more infrastructure focused minority investors. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition” in this Circular.

The anticipated financing of the Acquisition has been structured to allow Fortis to maintain an investment-grade credit rating and is consistent with the Corporation’s existing capital structure.

Did the Board of Directors of Fortis receive a fairness opinion in connection with the Acquisition?

Yes. On February 8, 2016, Goldman, Sachs & Co. rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated as of February 9, 2016, that, as of the date of its opinion and based upon and subject to the factors, assumptions, considerations, limitations and other matters set forth in Goldman, Sachs & Co.’s written opinion, the Aggregate Consideration (as defined in the written opinion) to be paid by Fortis for each outstanding share of common stock, no par value, of ITC pursuant to the Acquisition Agreement was fair from a financial point of view to Fortis. See “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation” and “Schedule C — Opinion of Goldman, Sachs & Co.” in this Circular.

The full text of the written opinion of Goldman, Sachs & Co., dated February 9, 2016, is attached to this Circular at Schedule C. The summary of the Goldman, Sachs & Co. opinion provided in this Circular is qualified in its entirety by reference to the full text of Goldman, Sachs & Co.’s written opinion. Goldman, Sachs & Co.’s advisory services and opinion were provided for the information and assistance of the board of directors of Fortis in connection with its consideration of the Acquisition and the opinion does not constitute a recommendation as to how any shareholder of Fortis should vote with respect to the resolutions described under “Matters for Consideration of Shareholders” or any other matter.

What are the voting approval levels required to pass the Meeting resolutions?

A simple majority of Shareholders represented in person or by proxy at the Meeting is required for each resolution described under “Matters for Consideration of Shareholders”. The Board has approved the Acquisition and recommends that Shareholders vote FOR each of the resolutions set out in this Circular, including the Acquisition Share Issuance Resolution.

Who is eligible to vote at or attend the Meeting?

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is March 18, 2016. As of the record date, there were 283,042,758 Common Shares issued and outstanding. A Shareholder who acquires their Common Shares after the record date may request, not later than 10 days before the Meeting, that their name be included in the list of Shareholders eligible to vote at the Meeting, and upon establishing proper ownership, the Shareholder shall be entitled to vote their Common Shares at the Meeting. Any such request should be submitted to Computershare at the address provided in this Circular.

You may appoint a person or company other than the directors and officers designated by Fortis on your voting instruction form or form of proxy to represent you and vote on your behalf at the Meeting. To do so, write the name of the person you are appointing in the space provided on the corresponding form. Registered Shareholders must complete their voting instructions, date and sign the form, and return it to Computershare as instructed. Non-registered Shareholders must follow the instructions of their respective nominees.

I am a registered Shareholder. How can I vote my shares?

As a registered Shareholder, you can vote your shares in the following ways:

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form and follow the instructions on screen.
Phone	1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the form. Follow the interactive voice recording instructions to submit your vote.
Mail	Enter voting instructions, sign the proxy form and send your completed form of proxy to:
Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1
In Person	Attend the Meeting and register with the transfer agent, Computershare Trust Company of Canada, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the
Meeting.
Questions?	Call Kingsdale at 1.888.518.6828 (toll free within North America) or 416.867.2272 (collect call outside North America).

I am a non-registered shareholder. How can I vote my shares?

If your Common Shares are not registered in your name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your Common Shares and must seek your instructions as to how to vote your Common Shares. If you are a non-registered shareholder there are two ways, listed below, that you can vote your Common Shares:

•                  Give your Voting Instructions — Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive from your nominee either (i) a voting instruction form for completion and execution by you, or (ii) a form of proxy for completion by you executed by the nominee and restricted to the number of Common Shares you own. These procedures permit non-registered shareholders to provide instructions to their nominees on how their beneficially owned Common Shares should be voted at the Meeting. Please note that each nominee has its own procedures which should be carefully followed to ensure your Common Shares are voted at the Meeting. You may vote using any of the voting methods outlined on the voting instruction form or form of proxy, including over the internet, by phone, by fax or by simply mailing in your instrument of proxy.

•                  Voting in person — If you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form or form of proxy to appoint yourself as a proxyholder and follow the instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should present themselves to a representative of the transfer agent at the Meeting. If you plan to attend the Meeting to vote in person, it is not necessary to submit your choice on the voting instruction form or form of proxy as your vote will be taken and counted in person at the Meeting.

Should I send in my proxy now?

Yes. Once you have carefully read and considered the information in this Circular, you need to complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut off at 10:30 a.m. (Newfoundland Daylight time) on May 3, 2016 to ensure your Common Shares are voted at the Meeting. If the Meeting is adjourned or postponed please ensure that your Common Shares are voted not later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the adjourned or postponed meeting. The proxy cut-off may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Can I change my vote after I have voted my proxy?

Yes. A Shareholder who has submitted a form of proxy may revoke it. You can revoke your vote by: (i) voting again on the Internet or by telephone before 10:30 a.m. (Newfoundland Daylight time) on May 3, 2016; (ii) completing a voting instruction form or proxy form that is dated later than the voting instruction form or proxy form you are changing and mailing it as instructed on your voting instruction form or proxy form, as the case may be, so that it is received before 10:30 a.m. (Newfoundland Daylight time) on May 3, 2016; (iii) sending a notice in writing from you or your authorized attorney to the Corporation’s Corporate Secretary so that it is received before 10:30 a.m. (Newfoundland Daylight time) on May 3, 2016; or (iv) any other means permitted by law.

Does any Shareholder beneficially own 10% or more of the Corporation’s Common Shares?

No. To the knowledge of the directors and officers of Fortis, as of March 18, 2016, no Shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares. In addition, based on current information available to Fortis, after the Acquisition no current shareholder of ITC will by virtue of the transaction own 10% or more of the Common Shares.

When does Fortis expect the Acquisition to close?

The Acquisition is expected to close in late 2016. Closing is conditional on Fortis obtaining Shareholder approval and the satisfaction of other closing conditions including the approval of ITC shareholders, FERC and certain state regulators. See “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement”.

Are there any risks I should consider in connection with the Acquisition?

Yes. There are a number of risk factors relating to the Acquisition and the potential failure by Fortis to complete the Acquisition, all of which should be carefully considered. See “Schedule D — Information Concerning ITC Holdings Corp.” and “Schedule G — Risk Factors” in this Circular.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of the management of Fortis. Management will solicit proxies primarily by mail but proxies may also be solicited personally by telephone, e-mail, internet or facsimile by directors, officers or employees of Fortis, or by such agents as Fortis may appoint.

Fortis has retained Kingsdale Shareholder Services (“Kingsdale”) in connection with the solicitation of proxies at a cost of C$47,250 plus reimbursement of expenses related to the solicitation. The cost of solicitation will be borne by Fortis. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by Fortis. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing Meeting materials to beneficial owners of Common Shares.

Who can I contact if I have additional questions?

If you require assistance in completing your proxy, please consult our proxy solicitor, Kingsdale Shareholder Services by telephone at 1.888.518.6828 toll-free in North America or call collect at 416.867.2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FORTIS SHAREHOLDERS VOTE FOR ALL NOMINEES AND ALL RESOLUTIONS AT THE MEETING, INCLUDING THE ACQUISITION SHARE ISSUANCE RESOLUTION.

NOTICE TO READERS

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of Fortis Inc. (“Fortis” or the “Corporation”) for use at the annual and special meeting of Fortis shareholders (the “Meeting”) and any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting. As a shareholder (“Shareholder”), it is very important that you read this material carefully and then vote your common shares of Fortis (“Common Shares”).

In this Circular, you, your and Shareholder refer to the common Shareholders of Fortis. “We”, “us”, “our”, the “Corporation”, and “Fortis” refer to Fortis Inc., unless otherwise indicated. Information in this Circular is as of March 18, 2016, unless otherwise indicated. No person has been authorized to give any information or to make any representations in connection with the acquisition by Fortis (the “Acquisition”) of ITC Holdings Corp. (“ITC”) and the other matters discussed in this Circular other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Fortis or ITC and should not be relied upon.

Certain information in this Circular pertaining to ITC, including, but not limited to, the information contained in Schedules D, E and F to this Circular, has been furnished by ITC. Although Fortis does not have any knowledge that would indicate that such information relating to ITC is untrue or incomplete, neither Fortis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by ITC to disclose events or information regarding ITC that may affect the completeness or accuracy of such information.

This Circular contains defined terms. For a list of defined terms used herein, see “Schedule A — Glossary of Defined Terms”. For a list of defined terms used in Schedules D and E to this Circular, see “Schedule E — ITC Historical Financial Statements and Management’s Discussion and Analysis”. For a list of defined terms used in Schedule F to this Circular, see “Schedule F — Supplementary ITC Information”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Please refer to “Schedule A — Glossary of Defined Terms” for a list of defined terms used herein.

This Circular, including the schedules attached hereto, contains forward-looking information which reflects management’s current expectations regarding: (i) the future growth, results of operations, performance, business prospects and opportunities of the Corporation and ITC; (ii) the Acquisition; (iii) the integration of ITC’s electric transmission business with the existing operations of the Corporation; (iv) the impact of the Acquisition, the Minority Investment and the Acquisition Credit Facilities on the financial position of the Corporation; and (v) the outlook for the Corporation’s and ITC’s respective businesses and the electric transmission industry based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable Canadian securities legislation. The words “anticipates”, “assumes”, “believes”, “budgets”, “can”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “opportunity”, “plans”, “projects”, “seeks”, “schedule”, “should”, “target”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management’s current beliefs and is based on information currently available to the Corporation’s management.

The forward-looking information contained in this Circular pertaining to the Acquisition includes, but is not limited to, statements regarding: the terms and conditions of the Acquisition; the satisfaction of the conditions to Closing; the completion of the Acquisition; the timing of Closing; the combined company’s future business prospects and performance, growth potential, financial strength, market profile, revenues, proceeds, working capital, capital expenditures, investment valuations, liquidity, income and margins; the realization of the anticipated benefits of the Acquisition by Fortis, including that the Acquisition will be accretive in the first full year following Closing, excluding one-time Acquisition-related expenses; that the Acquisition will support the average annual dividend growth target of Fortis; the attractive rate base growth opportunities in the ITC service areas; the accuracy of the pro forma combined financial information, which does not purport to be indicative of the financial information that will result from the operations of Fortis on a consolidated basis following the Acquisition; the expectation that Fortis will use a combination of one or more Prospective Offerings and effect the Minority Investment to fund the Cash Purchase Price payable in connection with the Acquisition, and may utilize the Acquisition Credit Facilities to pay the balance of the Cash Purchase Price; the completion of the Minority Investment; the maximum number and percentage of Common Shares to be held by ITC shareholders as a result of the Acquisition; the intention of the parties to the Acquisition to seek, and the expected timing for, shareholder approvals in relation to the Acquisition; the listing on the TSX of the Consideration Shares; the impact of the Acquisition on a consolidated basis on the Corporation’s operations, infrastructure, opportunities, financial condition, access to capital and overall strategy; the ability of Fortis to satisfy its liabilities and meet its debt service obligations following completion of the Acquisition; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants through the completion of the Acquisition and the repayment, if necessary, of the Acquisition Credit Facilities; the expectation that the Corporation will maintain an investment-grade credit rating following the Acquisition; the expectation that Fortis will receive investment-grade credit ratings from either of Moody’s Investors Service, Inc. or Fitch Ratings Inc. prior to Closing; the expectation that Fortis will become an SEC registrant and have its Common Shares listed on the NYSE in connection with the Acquisition; the expectation that Fortis will be able to access the capital markets prior to and following the Acquisition to obtain funds that will constitute part of the Cash Purchase Price and, if necessary, to effect the repayment of the Acquisition Credit Facilities in accordance with their terms; the expected receipt of consent to the Acquisition from the lenders under ITC’s revolving credit facilities; the expected Acquisition-Related Costs; the expected aggregate payments to be made to the executive officers of ITC as a result of the Acquisition; the amount of indebtedness of ITC expected to have been incurred as of Closing; the performance, business prospects and opportunities of ITC and its subsidiaries; the availability of future investment opportunities in the electrical transmission industry in the United States; the United States federal regulatory environment and expectations in respect of the continued support for investment in the transmission industry by FERC; the expectation that ITC will continue to operate independently under the ownership structure of Fortis following the Acquisition, will retain its current employees and will continue to be based in Novi, Michigan; the expectation that Fortis will retain key employees of ITC and its subsidiaries; the regulatory environment in the states in which the ITC Regulated Operating Subsidiaries operate; the nature, timing and expected costs of certain capital projects including, without limitation, the four MVPs; the actual monthly peak loads experienced by the MISO Regulated Operating Subsidiaries compared to those forecasted; the range of refunds required to be paid to customers of the MISO Regulated Operating Subsidiaries in respect of the base rate complaints; the potential that challenges may be initiated at FERC that will require the ITC Regulated Operating Subsidiaries to take bonus depreciation; the economic environment in each of the states in which the ITC Regulated Operating Subsidiaries operate; the impact of the CPP and other clean energy policies on the electrical transmission industry in the United States and on future rate base growth; the anticipated impact of current and future environmental regulations on the business and operations of ITC; the anticipated impact of current and future reductions in the base ROE rate by FERC; and expectations in respect of the operations of ITC and its subsidiaries.

The forecasts and projections that make up the forward-looking information included in this Circular are based on assumptions which include, but are not limited to: the completion of the Acquisition; the receipt of Fortis and ITC shareholder approvals; the receipt of regulatory approvals relating to the Acquisition on terms acceptable to Fortis; the completion of the Minority Investment; the realization of the anticipated benefits of the Acquisition; the ability of Fortis to successfully integrate the business and operations of ITC into the Fortis group of companies; the expectation that ITC will be able to obtain the consent of the lenders under ITC’s revolving credit facilities; the ability of Fortis to retain key employees of ITC and the ITC Regulated Operating Subsidiaries; the economic environment in each of the states in which the ITC Regulated Operating Subsidiaries operate; the amount of borrowings, if any, to be drawn down under the Acquisition Credit Facilities; the ability of Fortis to satisfy the conditions to drawdown under the Acquisition Credit Facilities; the ability of Fortis to access the capital markets on acceptable terms prior to and following the Acquisition; the aggregate amount of the Acquisition-Related Costs; the aggregate payments to be made to the executive officers of ITC as a result of the Acquisition; the accuracy and completeness of the ITC public and other disclosure incorporated in this Circular; the absence of undisclosed liabilities of ITC; the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; no material capital project and financing cost overrun related to any of the Corporation’s or ITC’s capital projects; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of energy supply in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, electricity prices and fuel prices; no significant counterparty defaults; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans and environmental laws that may materially negatively affect the operations and cash flows of the Corporation and its subsidiaries; no material change in public policies and directions by governments that could materially negatively affect the Corporation and its subsidiaries; maintenance of adequate insurance coverage; the realization of additional opportunities in the transmission sector following Closing; the Board exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; the ability to obtain and maintain licences and permits; retention of existing service areas; continued maintenance of information technology infrastructure; continued favourable relations with First Nations; favourable labour relations; continued ability to rely on contract labour to maintain the transmission systems of the ITC Regulated Operating Subsidiaries following completion of the Acquisition; that the Corporation can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk, including risks relating to pending and future changes in environmental regulations; interest rate risk, including the uncertainty of the impact that a continuation of a low interest rate environment may have on the ROE of the Corporation’s regulated utilities and of the ITC Regulated Operating Subsidiaries following completion of the Acquisition; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks relating to energy prices; risks relating to the ability to obtain shareholder and regulatory approvals in connection with the Acquisition and the timing and terms thereof; state and federal regulatory legislative decisions and actions; interloper risk; risks relating to the inability to complete the Acquisition, including the negative impact such failure would have on the Corporation’s earnings per share and the reverse termination fee payable by Fortis to ITC in certain circumstances; the risk that conditions to the Acquisition may not be satisfied; risks relating to the focus of management time and attention on the Acquisition and other disruptions from the Acquisition making it more difficult to maintain business and operational relationships; the possibility that the anticipated benefits and value creation from the Acquisition will not be realized, or will not be realized within the expected time period; risks relating to any potential downgrade of the Corporation’s credit ratings; risks relating to the base rate complaints; risks relating to potential FERC challenges that could result in the ITC Regulated Operating Subsidiaries taking bonus depreciation; operating and maintenance risks, including the Corporation’s limited experience in the independent FERC-regulated transmission industry; the risk that ITC will not be integrated successfully; risks associated with a potential material decrease in the price of Common Shares, including the risk of such decrease negatively impacting the value of the consideration offered to ITC shareholders; risks associated with a failure to complete the Minority Investment; risks relating to the constraints that the Minority Investment may impose on Fortis’ ability to operate the ITC business in accordance with its business plan following Closing; risks relating to the ability of Fortis to access capital markets on favourable terms or at all; the cost of debt and equity capital; risks associated with changes in economic conditions; changes in regional economic and market conditions which could affect customer growth and energy usage; capital project budget overrun, completion and financing risk in the Corporation’s long-term contracted generation business; risks associated with the administrative appeals of the denial of International Transmission Company’s claims of the industrial processing exemption from use tax; risks relating to the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labour shortages, material and equipment prices and availability; risks relating to ITC’s ability to obtain necessary financing for planned capital expenditures; the performance of the stock market and changing interest rate environment; risks associated with the limitations on the amount of construction that can be undertaken on the systems of the ITC Regulated Operating Subsidiaries at any one time; risks from regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings; risks arising from variances between estimated and actual costs of construction contracts awarded and the potential for greater competition; risks based on investments in transmission network upgrades for generator interconnection projects significantly changing from prior estimates due to changes in the MISO queue for generation projects and other factors beyond the control of ITC; risks relating to the impairment of ITC’s material long-lived assets; insurance coverage risk; risk of loss of licences and permits; risk of loss of service area; risks relating to derivatives; the continued ability to hedge foreign exchange risk; counterparty risk; environmental risks; insurance risks; risks relating to human resources and labour relations; risk of unexpected outcomes of legal proceedings currently against the Corporation or ITC; risks relating to the use by ITC of contract workers; risk of not being able to access First Nations lands; weather and seasonality risk; commodity price risk; capital resources and liquidity risks; changes in critical accounting estimates; risks related to changes in tax legislation; the ongoing restructuring of the electric industry; changes to long-term contracts; risk of failure of information technology infrastructure and cyber-attacks or challenges to Fortis’ and ITC’s information security, and certain presently unknown or unforeseen risks, including, but not limited to, acts of terrorism. For additional information with respect to the Corporation’s risk factors and risk factors relating to the Acquisition, the failure to complete the Acquisition and the post-Acquisition business and operations of Fortis and ITC, reference should be made to “Schedule G — Risk Factors” and to the Corporation’s continuous disclosure materials filed from time to time with the Canadian securities regulatory authorities.

All forward-looking information in this Circular is qualified in its entirety by the above cautionary statements and, except as required by law, the Corporation undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information relating to Fortis is available under the Corporation’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Financial information relating to Fortis is provided in its comparative financial statements and management discussion and analysis for the most recently completed financial year. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management discussion and analysis and annual information form may be obtained by Shareholders, without charge, on SEDAR at www.sedar.com, on the Fortis website at www.fortisinc.com, or upon request from the Corporate Secretary of Fortis at the following address:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

P. O. Box 8837

St. John’s, NL

A1B 3T2

Reference is made in this Circular to the agreement and plan of merger dated as of February 9, 2016 entered into between, among others, Fortis and ITC (the “Acquisition Agreement”). The Acquisition Agreement has not been reproduced in this Circular, but has been filed by Fortis on SEDAR and can be accessed at www.sedar.com. A summary of the Acquisition Agreement is included in this Circular under the heading “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement”.

Fortis has filed, and expects to file, additional documents in respect of the Acquisition on SEDAR. The information contained on, or accessible through, Fortis’ website or SEDAR is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular.

PRESENTATION OF FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements of the Corporation included in this Circular are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All financial information of ITC and the historical financial statements of ITC included in this Circular are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. The assets and liabilities of ITC shown in the unaudited pro forma condensed consolidated balance sheet of the Corporation as at December 31, 2015 are reported in Canadian dollars and reflect the U.S.-to-Canadian dollar period-end closing exchange rate. The revenues and expenses of ITC shown in the unaudited pro forma condensed consolidated statement of earnings of the Corporation for the year ended December 31, 2015 are reported in Canadian dollars and reflect the average U.S.-to-Canadian dollar exchange rates for such periods. Financial information in this Circular that has been derived from such unaudited pro forma condensed consolidated financial statements has been translated to Canadian dollars on the same basis. Such pro forma financial information (which includes the unaudited pro forma condensed consolidated financial statements described above) does not reflect the impact of the proposed Minority Investment (as defined below).

Certain tables and other figures in this Circular may not add due to rounding.

CAUTION REGARDING PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements included in this Circular give effect to the Acquisition and certain related adjustments described in the notes accompanying those financial statements, including an assumed financing of the Cash Purchase Price and the Acquisition-related expenses. The unaudited pro forma condensed consolidated balance sheet gives effect to the Acquisition as if it had closed on December 31, 2015. The unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2015 gives effect to the Acquisition as if it had closed on January 1, 2015. The unaudited pro forma condensed consolidated financial statements are based on the respective historical audited consolidated financial statements of Fortis and ITC for the year ended December 31, 2015 included in this Circular. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma condensed consolidated financial statements of Fortis included elsewhere in this Circular unless the context otherwise requires. Pro forma financial information presented in this Circular should be read together with those unaudited pro forma condensed consolidated financial statements and the respective audited historical consolidated financial statements of Fortis and ITC and related management’s discussion and analysis.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial conditions would have been had the Acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations of Fortis may differ significantly from the pro forma amounts reflected in the unaudited pro forma condensed consolidated financial statements due to a variety of factors. Among other things, the unaudited pro forma condensed consolidated financial statements assume that the Cash Purchase Price and the Acquisition-related expenses are initially fully funded from the proceeds of U.S. dollar denominated senior unsecured notes to be issued by Fortis. However, Fortis expects the Cash

Purchase Price and the Acquisition-related expenses will be financed from a combination of one or more Prospective Offerings, the purchase price paid by the Minority Investors in connection with the Minority Investment and, if and to the extent necessary, the proceeds of the Acquisition Credit Facilities. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition”.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Fortis believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements. The actual adjustments to the consolidated financial statements of Fortis upon the Closing will depend on a number of factors, including, among others, how the Cash Purchase Price and the Acquisition-related expenses are actually funded, the net assets of ITC on Closing and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Special Note Regarding Forward-Looking Statements” and “Schedule G — Risk Factors”.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars”, “$” or “C$” are to lawful currency of Canada. References to “U.S. dollars” or “US$” are to lawful currency of the United States of America.

The following table sets forth, for each of the periods indicated, the period-end closing exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,
	2015	2014	2013
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Average	1.2787	1.1045	1.0299
Period End	1.3840	1.1601	1.0636

On February 8, 2016, the day immediately prior to the entering into of the Acquisition Agreement, the noon buying rate as reported by the Bank of Canada was US$1.00 = C$1.3921 or C$1.00 = US$0.7183. On March 18, 2016, the noon buying rate as reported by the Bank of Canada was US$1.00 = C$1.2982 or C$1.00 = US$0.7703.

THIRD PARTY SOURCES

This Circular contains information from publicly available third party sources as well as industry data prepared by management of Fortis on the basis of its knowledge of the regulated utility industry in which Fortis operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Fortis management’s knowledge of the regulated utility industry has been developed through its experience and participation in the industry. Management of Fortis believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third party sources, which include the Edison Electric Institute (“EEI”), the Federal Energy Regulatory Commission (“FERC”), and the SGS Statistical Services Transmission Reliability Benchmarking Study, generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management of Fortis believes it to be reliable, Fortis has not independently verified any of the data from third party sources referred to in this Circular or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon or referred to by such sources. Undue reliance should not be placed on such third party sources and industry data.

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

FINANCIAL STATEMENTS

Fortis will place before the Meeting the Corporation’s Consolidated Financial Statements for the year ended December 31, 2015 together with the auditors’ report thereon. The Consolidated Financial Statements, and related Management’s Discussion and Analysis, can be found at pages 14 through 147 of the Corporation’s 2015 Annual Report, which has been mailed to all of the registered Shareholders and those beneficial Shareholders who have requested to receive the Annual Report. The 2015 Fortis Annual Report is also available on the Fortis website at www.fortisinc.com and on the SEDAR website at www.sedar.com.

ELECTION OF DIRECTORS

The Articles of Fortis provide for a minimum of 3 and a maximum of 15 directors. The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) currently consists of 10 members. Shareholders will be asked to elect the 10 directors currently serving and two new nominees, Margarita K. Dilley and Jo Mark Zurel, to serve as the 12 members of the Board.

Additional details pertaining to each of the nominees can be found on pages 43 through 54 of this Circular. The 12 nominees proposed for election as directors are as follows:

Tracey C. Ball	Douglas J. Haughey
Pierre J. Blouin	R. Harry McWatters
Peter E. Case	Ronald D. Munkley
Maura J. Clark	David G. Norris
Margarita K. Dilley	Barry V. Perry
Ida J. Goodreau	Jo Mark Zurel

If any of the proposed nominees should for any reason be unable to serve as a director of Fortis, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion unless the Shareholder has specified in its proxy that their Common Shares are to be withheld from voting in the election of directors.

In accordance with the Fortis Majority Voting Policy, if any nominee for director receives, from the Common Shares voted at the Meeting, a greater number of votes “withheld” than “for” his or her election, such director must immediately tender his or her resignation to the Chair. Any such resignation will take effect only on acceptance by the Board. The Board shall accept such resignation absent exceptional circumstances that would warrant the director to continue to serve on the Board, as determined by the Board in accordance with its fiduciary duties to the Corporation and its shareholders. Within 90 days of the Meeting, the Board will make a final decision on the proposed resignation and announce it by way of media release. If the Board declines to accept the resignation, the media release shall fully state the reasons for that decision. Any director who tenders his or her resignation will not participate in the related deliberations of the Governance and Nominating Committee or the Board. The Fortis Majority Voting Policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected. For more information on the Majority Voting Policy, please see the section of this Circular titled “Majority Voting For Directors” on page 56 of this Circular.

Management of Fortis and the Board recommend that Shareholders vote FOR these nominees. The persons named in your Proxy intend to vote FOR the election of each of these nominees unless you specify that authority to do so is withheld.

APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX AUDITORS’

REMUNERATION

The Board, on the recommendation of its Audit Committee, proposes that the Shareholders appoint Ernst & Young LLP as the auditors of Fortis to hold office until the close of the next annual meeting of Shareholders.

The Board negotiates the fees paid to the auditors on an arm’s length basis. Such fees are based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to Fortis. Management of Fortis believes that the fees negotiated in the past with the auditors of Fortis have been reasonable in all circumstances and would be comparable to fees charged by other auditors providing similar services.

Fees incurred by Fortis for work performed by its auditors, Ernst & Young LLP, during each of the last two financial years for audit, audit-related, tax and non-audit services were as follows:

External Auditor Service Fees

(C$000’s)

Ernst & Young LLP	2015	2014
Audit Fees	5,223	4,601
Audit-Related Fees	870	748
Tax Fees	475	119
Non-Audit Fees	—	48
Total	6,568	5,516

Audit fees were higher in 2015 than in 2014, mainly due to general increases in fees and the impact of foreign exchange on U.S. dollar-denominated audit fees. The increase in tax fees was largely due to additional work completed on the sale of non-core assets.

Management of Fortis and the Board recommend that Shareholders vote FOR the appointment of Ernst & Young LLP as the auditors of Fortis for 2016 and FOR the authorization of the Board to fix the remuneration of the auditors for 2016. The persons named in your Proxy intend to vote FOR the appointment and FOR the authorization of the Board to fix the remuneration of the auditors unless you specify that authority to do so is withheld.

ADVISORY AND NON-BINDING RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION

Compensation Objectives

As part of the Corporation’s commitment to strong corporate governance practices, the Board elected to put a non-binding advisory vote regarding the Corporation’s approach to executive compensation (“Say on Pay”) to the Meeting. The Board believes that the Corporation’s executive compensation policies and practices must closely align the interests of executives and Shareholders and be consistent with corporate governance best practices in Canada. The Say on Pay resolution (the “Advisory and Non-Binding Resolution on the Approach to Executive Compensation”) gives Shareholders an opportunity to indicate whether they support the disclosed objectives of the Corporation’s executive compensation policies and practices, discussed in more detail in the “Compensation Discussion and Analysis” section of this Circular.

Resolution

“RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the Shareholders of the Corporation accept the approach to executive compensation as described in the “Compensation Discussion and Analysis” section of this Circular”.

The Board recommends that Shareholders vote FOR the Advisory and Non-Binding Resolution on the Approach to Executive Compensation and, unless otherwise instructed, the persons named in your Proxy intend to vote FOR the non-binding advisory vote on the Advisory and Non-Binding Resolution on the Approach to Executive Compensation.

Non-Binding Nature of Resolution

Shareholders have the opportunity to vote FOR or AGAINST the non-binding advisory vote on Say on Pay. As this is an advisory vote, the results of the vote will not be binding on the Board. The Board will take the results of the vote into account, as appropriate, when considering future compensation polices, practices and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters.

ACQUISITION OF ITC HOLDINGS CORP.

The Acquisition

On February 9, 2016, Fortis entered into an agreement and plan of merger pursuant to which it has agreed to acquire all of the issued and outstanding common stock of ITC. Under the terms of the Acquisition, ITC shareholders will receive US$22.57 in cash and 0.7520 of a Common Share per share of ITC common stock. See “Special Business — The Acquisition of ITC Holdings Corp.”.

There were approximately 152.7 million shares of ITC common stock outstanding as of February 8, 2016 and less than 155.6 million shares of ITC common stock are expected to be outstanding on closing of the Acquisition (“Closing”). If the maximum number of shares of ITC common stock are issued and outstanding on Closing, pursuant to the Acquisition Agreement, an aggregate of approximately US$3.5 billion (the “Cash Purchase Price”) will be paid to ITC shareholders in satisfaction of the cash portion of the purchase price for the ITC common stock acquired in the Acquisition (C$4.9 billion based on the US$/C$ exchange rate on February 8, 2016). In addition to the Cash Purchase Price, Fortis will issue up to 117 million Common Shares (the “Consideration Shares”) to ITC shareholders as partial consideration for the Acquisition, representing up to 41.5% of the issued and outstanding Common Shares as of March 18, 2016. The Consideration Shares are expected to represent no more than 29.3% of outstanding Common Shares on Closing. Based on the closing price of the Common Shares (being C$41.38) and the US$/C$ exchange rate on February 8, 2016, the aggregate value of the Cash Purchase Price and Consideration Shares to be paid to the shareholders of ITC would be approximately US$7.0 billion (C$9.8 billion).

The Toronto Stock Exchange (the “TSX”) requires that shareholder approval be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Accordingly, Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below, approving the issuance of the Consideration Shares to ITC shareholders as partial consideration for the Acquisition (the “Acquisition Share Issuance Resolution”). To be effective, the Acquisition Share Issuance Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If Shareholder approval is obtained, Closing is expected to occur in late 2016, subject to the satisfaction of the other conditions to Closing. See “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement”.

The issuance of up to 117 million common shares of Fortis Inc. (“Fortis”), forming part of the consideration to be paid in connection with the acquisition by an indirect subsidiary of Fortis of all of the issued and outstanding common stock of ITC Holdings Corp. (“ITC”) pursuant to the terms of an agreement and plan of merger dated as of February 9, 2016 entered into between, among others, Fortis and ITC, is hereby authorized and approved”.

Management of Fortis and the Board recommend that Shareholders vote FOR the Acquisition Share Issuance Resolution. The persons named in your Proxy intend to vote FOR the Acquisition Share Issuance Resolution unless you specify that authority to do so is withheld.

OTHER MATTERS

Fortis did not receive any Shareholder proposal on or prior to February 6, 2016 and management of Fortis does not know of any matter to come before the Meeting other than the foregoing. However, if any other matters should be properly brought before the Meeting, the Common Shares represented by proxies in favour of Fortis management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Shareholders entitled to vote at the next annual meeting to be held in 2017 and who wish to submit proposals in respect of any matter to be raised at such meeting must ensure that Fortis receives their proposals not later than February 4, 2017 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

SPECIAL BUSINESS — THE ACQUISITION OF ITC HOLDINGS CORP.

OVERVIEW

On February 9, 2016, Fortis and certain of its subsidiaries entered into the Acquisition Agreement with ITC which provides for, among other things, the acquisition by an indirect subsidiary of Fortis of all of the issued and outstanding common stock of ITC and the merger of the acquiring subsidiary of Fortis with and into ITC. Under the terms of the Acquisition Agreement, ITC shareholders will receive US$22.57 in cash and 0.7520 of a Common Share per share of ITC common stock. There were approximately 152.7 million shares of ITC common stock outstanding as of February 8, 2016 and less than 155.6 million shares of ITC common stock are expected to be outstanding on Closing. Fortis will issue up to 117 million Consideration Shares to ITC shareholders as partial consideration for the Acquisition, or up to 41.5% of its undiluted share count, and is seeking the approval of its Shareholders at the Meeting for the issuance of such Common Shares. See “Canadian and U.S. Securities Law Matters — TSX Approval”.

If the maximum number of shares of ITC common stock are issued and outstanding on Closing, and based on the closing price for the Common Shares and the US$/C$ exchange rate on February 8, 2016 (the day immediately prior to the entering into of the Acquisition Agreement):

•                  an aggregate of approximately US$3.5 billion will be paid to ITC shareholders in satisfaction of the Cash Purchase Price for the ITC common stock acquired in the Acquisition (C$4.9 billion);

•                  the aggregate value of the up to 117 million Consideration Shares to be issued to ITC shareholders would be approximately US$3.5 billion (C$4.9 billion);

•                  the aggregate value of the Cash Purchase Price and the Consideration Shares to be paid to the shareholders of ITC would be US$7.0 billion (C$9.8 billion); and

•                  the total aggregate purchase price for the Acquisition would be approximately US$11.5 billion (C$16.0 billion), including approximately US$4.5 billion (C$6.2 billion) of consolidated ITC indebtedness expected on Closing.

The actual number of Common Shares to be issued pursuant to the Acquisition Agreement will be determined at Closing based on the exchange ratio of 0.7520 Common Shares per share of ITC common stock and the number of shares of ITC common stock outstanding at such time. As required by the Acquisition Agreement, Fortis has applied to list the Consideration Shares on the TSX and will apply to list the Common Shares on the NYSE. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and the NYSE, respectively (the “Listing Conditions”). Fortis will not be able to satisfy the listing requirements of the TSX unless Shareholder Approval of the Acquisition Share Issuance Resolution is obtained at the Meeting or any adjournment or postponement thereof. See “Canadian and U.S. Securities Law Matters — TSX Approval”.

Closing of the Acquisition will not occur until the conditions contained in the Acquisition Agreement have been satisfied or waived. The Acquisition Agreement provides that all such conditions must be satisfied or waived by 5:00 pm Michigan local time on February 9, 2017 (the “End Date”), provided that the End Date may be extended for an additional six month period if the only conditions outstanding (other than those conditions which by their nature are to be satisfied at Closing) are the Required Regulatory Approvals or if there is at that time a Legal Restraint to Closing. The conditions to Closing include, among others, receipt by each of ITC and Fortis of the approval of their respective shareholders, receipt of the Required Regulatory Approvals, including, among others, those of FERC, the Committee on Foreign Investment in the United States, and the United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and certain other regulatory approvals, satisfaction of the Listing Conditions (subject only to a confirmatory official notice of issuance), the registration statement on Form F-4 filed by Fortis on March 17, 2016, which includes a prospectus of Fortis and a proxy statement of ITC (the “Registration Statement”), having been declared effective by the SEC under the United States Securities Act of 1933, as amended, or otherwise having become effective, and other customary closing conditions. Closing is expected to occur in late 2016. See “The Acquisition Agreement” for a more detailed description of the conditions to Closing.

Fortis expects that, prior to Closing, one or more infrastructure-focused minority investors unrelated to Fortis (the “Minority Investors”) will have entered into binding commitments to acquire, directly or indirectly, on or after Closing, up to an aggregate of 19.9% of the issued and outstanding common stock of ITC as part of the Acquisition (the “Minority Investment”). However, there can be no assurance at this time that the Minority Investment will be completed at or prior to Closing, or at all. If completed at or prior to Closing, the consideration paid by the Minority Investors would be used by Fortis to finance part of the Cash Purchase Price. Completion of the Acquisition is not conditional on the completion of the Minority Investment. See “Financing the Acquisition — The Minority Investment” and “Schedule G — Risk Factors — Risk Factors Relating to the Acquisition”.

ITC is the largest independent electric transmission company in the United States and is rate regulated by FERC. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts (“MW”) in 2015 along approximately 15,600 miles of transmission line. ITC Midwest LLC (“ITC Midwest”) is also a registered utility in Wisconsin. As of December 31, 2015, ITC had assets of approximately US$7.6 billion. More detailed disclosure with respect to ITC can be found at “Schedule D — Information Concerning ITC Holdings Corp.”, “Schedule E — ITC Historical Financial Statements and Management’s Discussion and Analysis” and “Schedule F — Supplementary ITC Information”.

The Corporation’s management expects that the Acquisition will be accretive to the Corporation’s earnings per Common Share in the first full year following Closing, excluding one-time Acquisition-related expenses. Management believes that the Acquisition represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. On a combined basis, Fortis estimates that FERC-regulated operating earnings for 2015 would represent the Corporation’s highest proportion of regulated operating earnings at 38% and the consolidated 2016 midyear rate base of Fortis would increase by approximately C$8 billion to approximately C$26 billion. See “Background and Recommendation”.

BACKGROUND AND RECOMMENDATION

Background to the Acquisition

Fortis has successfully grown its business through strategic acquisitions that have contributed to strong organic growth over the past decade. As part of this growth strategy, Fortis has continuously evaluated opportunities to maximize shareholder value through strategic acquisitions that would enable Fortis to strengthen and diversify its business, while remaining committed to profitable growth. The proposed Acquisition results from such efforts, and is consistent with the Corporation’s disciplined growth strategy.

The proposed Acquisition and the provisions of the Acquisition Agreement are the result of arm’s length negotiations conducted among representatives of Fortis, ITC, the ITC administrative committee and their respective legal and financial advisors. The following is a brief summary of the negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Acquisition Agreement.

In late October 2015, Fortis approached ITC regarding a potential acquisition and exploratory discussions occurred among members of Fortis management and members of ITC management regarding a potential acquisition. On November 30, 2015, ITC publicly announced that its board of directors would commence a review of strategic alternatives, including a potential sale of the company or the pursuit of other initiatives to maximize value for its shareholders (the “Strategic Process”).

In the following two months management of Fortis, together with its external financial and legal advisors, continued to consider the merits, feasibility and parameters of a potential acquisition of ITC. During this time, Fortis conducted an in depth technical, financial and legal due diligence review of ITC.

After careful consideration and discussion, the Board of Directors, following discussions with the Corporation’s management, financial advisors and legal counsel, determined to submit a proposal for the acquisition of ITC in connection with the Strategic Process initiated by ITC. Ultimately, the Fortis proposal dated February 3, 2016 was determined by the independent members of the ITC board of directors on February 8, 2016 to be in the best interest of ITC and the ITC shareholders, at which point the parties commenced negotiations to finalize the terms of the Acquisition as set out in the Acquisition Agreement.

On February 8, 2016, the Board convened a special meeting (the “February 8 Board Meeting”) to consider the proposed transaction, including the status of negotiations with respect to the Acquisition Agreement. Also in attendance at the February 8 Board Meeting were members of Fortis’ management and representatives of the Corporation’s legal advisors, BNS and Goldman, Sachs & Co. Representatives of Goldman, Sachs & Co. reviewed its financial analyses of the aggregate consideration to be paid by Fortis pursuant to the Acquisition Agreement, and then rendered Goldman, Sachs & Co.’s oral opinion, subsequently confirmed in writing by delivery of a written opinion dated as of February 9, 2016, that, as of the date of its opinion and based upon and subject to the factors, assumptions, considerations, limitations and other matters set forth in its written opinion, the Aggregate Consideration (as defined in the written opinion) to be paid by Fortis for each outstanding share of common stock, no par value, of ITC pursuant to the Acquisition Agreement was fair from a financial point of view to Fortis. See “Schedule C — Opinion of Goldman, Sachs & Co.” Following this presentation, and after further consideration of the Acquisition and discussions with the Corporation’s management, financial advisors and legal counsel, the Board unanimously determined that the Acquisition is in the best interests of Fortis and approved the Acquisition, including the entering into of the Acquisition Agreement presented at the February 8 Board Meeting, subject to certain minor amendments to be addressed by management. At the February 8 Board Meeting, the Board of Directors also determined to recommend that Shareholders vote in favour of the Acquisition Share Issuance Resolution as set out in this Circular and in the form of proxy.

Immediately prior to the commencement of the February 8 Board Meeting, the Board accepted the resignation of Mr. Paul J. Bonavia as a director of the Corporation. Mr. Bonavia resigned in order to remain in compliance with the rules of another entity of which he is a director. These rules would not permit Mr. Bonavia to serve as a director of Fortis following the announcement by the Corporation that it had entered into the Acquisition Agreement.

The parties and their external advisors concluded negotiation of the final terms of the Acquisition Agreement in parallel to and following the February 8 Board Meeting, and the Acquisition Agreement was executed early in the morning of February 9, 2016. A joint press release of Fortis and ITC announcing the Acquisition was disseminated prior to the opening of markets that day.

As at February 8, 2016, being the day immediately prior to the announcement of the Acquisition, the value of the consideration to be paid to the shareholders of ITC represented a 33% premium to ITC’s unaffected closing share price on November 27, 2015 and a 37% premium to ITC’s 30-day average unaffected share price prior to November 27, 2015.

Recommendation of the Board

Having undertaken a review of, and carefully considered, the opinion of Goldman, Sachs & Co. attached hereto at Schedule C, information concerning ITC, the proposed Acquisition and alternatives, including in depth consultation with Fortis management and the Corporation’s financial advisors and legal counsel and consideration of such other matters as the Board considered relevant, the Board unanimously determined that the Acquisition is in the best interests of Fortis and determined to recommend that Shareholders vote in favour of the resolution approving the issuance of the Consideration Shares in connection with the Acquisition. Accordingly, the Board unanimously approved and unanimously recommends that Shareholders vote FOR the Acquisition Share Issuance Resolution.

Reasons for the Recommendation

The Board, with the benefit of advice from Fortis management and following discussions with the Corporation’s financial and legal advisors, reviewed and considered a significant amount of information and considered a number of factors relating to the Acquisition. The following is a summary of the principal reasons for the unanimous conclusion of the Board that the Acquisition is in the best interests of Fortis.

Acquisition of a Premier Electric Transmission Utility

The Acquisition of ITC, the largest independent regulated electric transmission utility in the United States, represents a transformative and accretive transaction for Fortis. ITC has grown its average rate base at a compounded average growth rate of approximately 16% over the last three years and, as of December 31, 2015, ITC had assets of approximately US$7.6 billion. After giving effect to the Acquisition, Fortis will become one of the top 15 North American public utilities ranked by enterprise value, establishing scale and an additional platform for rate base growth and investment opportunity in a supportive FERC regulatory environment.

Accretive to Earnings per Common Share in First Full Year

The Acquisition aligns with the Corporation’s financial objectives and is expected to be accretive to earnings per Common Share in the first full year following Closing, excluding one-time Acquisition-related expenses. ITC has proven operational and development capabilities, generating predictable, reasonable returns on capital investments without commodity or fuel exposure. The projected earnings accretion together with ITC’s strong, predictable cash flows is expected to support the Corporation’s average annual dividend growth target of 6% through 2020.

Diversification of the Corporation’s Regulatory, Business and Regional Economic Mix

The Acquisition represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix.

Regulatory and Business. The Acquisition will significantly enhance the Corporation’s regulatory diversity and lower overall rate regulatory risk. Additionally, the FERC regulated electric transmission sector generates stable and predictable cash flows without commodity or fuel exposure. For the twelve months ended December 31, 2015, pro forma the Acquisition, ITC would have represented 38% of the Corporation’s consolidated regulated operating earnings and 38% of the Corporation’s regulated assets.

(1)    Excluding one-time Acquisition-related expenses, Fortis’ “Long-term Contracted Generation”, “Non-Utility” and “Corporate and Other” segments and intercompany eliminations, ITC’s “ITC Holdings and other” segment and intercompany eliminations.

Regional Economic. The Acquisition will increase the Corporation’s regional economic diversity, which will further reduce the Corporation’s exposure to a downturn in any particular region served by the Fortis utilities. In addition to its current presence in five provinces, the U.S. states of New York and Arizona and three Caribbean countries, Fortis will gain a presence in eight additional U.S. states, being Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin (where ITC Midwest is a registered utility but does not currently carry on business).

Alberta
British Columbia
Newfoundland
Prince Edward Island
Ontario
New York
Arizona
Turks and Caicos Islands
Grand Cayman
Belize
ITC *Transmission*
Michigan Electric Transmission Company
ITC Midwest
SPP
MISO
ITC Great Plains Transmission Systems:
KETA Projects
Kansas V-Plan
Hugo to Valliant
Elm Creek to Summit
ITC MVP Projects
ITC Utility Status
Regulated Gas
Regulated Electric
Long-Term Contracted Generation

Supportive FERC Regulation

ITC’s tariff rates are regulated by FERC, which has been one of the most consistently supportive utility regulators in North America, providing reasonable returns and equity ratios. Rates are set using a forward-looking rate-setting mechanism with an annual true-up, which provides timely cost recovery and reduces regulatory lag. The annual true-up accounts for any differences in projected load as well as differences in any other projected inputs in the formula (such as capital investments and operating expenses) and ensures that the ITC Regulated Operating Subsidiaries are appropriately compensated for the actual costs of service and receive their allowed return on common equity (“ROE”).

FERC also provides for ROE incentive “adders” for, among other things, the ownership and operation of transmission by independent transmission companies. FERC has historically allowed for a greater proportion of equity in target capital structures of transmission companies than is typical for provincial and state utility regulators. See “Schedule D — Information Concerning ITC Holdings Corp.”.

Significant Transmission Investment to Drive ITC’s Rate Base Growth

There is a significant need for capital investment in the aging U.S. electric transmission sector to improve reliability, expand access to power markets, allow new generating resources to interconnect to the transmission system and lower the overall cost of energy delivery. Investment in the transmission industry is required to address reliability standards established by NERC, including critical infrastructure protection, storm hardening and infrastructure replacement. Such investment also reduces transmission constraints and improves access to generation resources. ITC’s proven track record of successfully executing capital programs on time and on budget will help ensure Fortis is positioned to benefit from this need for capital investment. Based on ITC’s planned capital expenditure program, ITC’s average rate base and construction work in progress (“CWIP”) is expected to increase at a compounded average annual rate of approximately 7.5% through 2018. See “Schedule D — Information Concerning ITC Holdings Corp.” and “Schedule G — Risk Factors — Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation”.

ITC Average Rate Base & CWIP

Clean energy policies in the United States, including renewable portfolio standards, are driving the need for new transmission investment to facilitate the delivery of electricity from renewable energy resources to load-serving entities. With its economies of scale and geographic footprint, ITC is favourably positioned to participate in the significant transmission investment opportunity fostered by clean energy policies.

ITC Management Team has a Proven Track Record that Fits Well in the Fortis Ownership Model

The senior management team of ITC has consistently delivered safe, reliable and cost-efficient energy service while significantly increasing ITC’s scale and capabilities. The ITC management team has a proven track record of delivering strong earnings per share growth (delivering ITC shareholders a CAGR of 16.5% over the last ten years), total shareholder return, cash flow from operations and operational efficiencies. From its initial public offering in 2005 through November 2015, ITC has delivered more than double the annual shareholder returns of the S&P 500 Utilities Sector Index.

In addition, EEI’s 2014 Safety Survey ranks ITC in the top 10% for safety performance. ITC’s transmission systems routinely perform among the top 25% of utilities nationally for reliability performance as measured by the average number of sustained outages and momentary outages per circuit, according to the annual SGS Statistical Services Transmission Reliability Benchmarking Study, a national benchmark.

The Corporation’s approach to utility management is based on creating value for customers that translates into long-term value for Shareholders. Fortis structures its operations as separate operating companies in each jurisdiction. ITC’s experienced and execution-focused management team will continue to operate independently under the ownership structure of Fortis, with the benefit of access to additional capital and the utility management experience and expertise of Fortis. See “Schedule G — Risk Factors — Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation”.

Proven Acquisition Track Record of Fortis

Fortis has substantial experience in successfully integrating newly acquired enterprises into the Fortis group, including the acquisitions of UNS Energy in 2014, CH Energy Group in 2013, FortisBC Holdings (formerly Terasen Inc.) in 2007, and FortisBC Electric (formerly Aquila Networks Canada (British Columbia) Ltd.) and FortisAlberta (formerly Aquila Networks Canada (Alberta) Ltd.) in 2004.

Risk Factors Considered by the Board

In connection with its deliberations relating to the Acquisition, the Board also considered potential risks and negative factors concerning the Acquisition and the other transactions contemplated by the Acquisition Agreement, including the following:

•                  the risk that the Acquisition might not be completed in a timely manner or at all;

•                  the risk that the regulatory approval process could result in undesirable conditions, impose burdensome terms, and/or result in increased pre-tax transaction costs;

•                  the potential length of the regulatory approval process and the related period of time during which Fortis will be subject to the restrictions in the Acquisition Agreement;

•                  the effect that the length of time from announcement until Closing could have on the market price of the Common Shares, the Corporation’s operating results (particularly in light of the significant costs incurred in connection with the Acquisition), and the relationships with the Corporation’s employees, Shareholders, customers, partners and others that do business with Fortis;

•                  the fact that the Acquisition Agreement provides for a fixed exchange ratio and that no adjustment will be made in the consideration to be received by ITC shareholders as a result of a possible increase in the trading price of the Common Shares following the announcement of the Acquisition, while noting that the significant Cash Purchase Price will reduce the impact of an increase in the trading price of Common Shares on the value of the Acquisition consideration;

•                  potential challenges associated with coordinating Fortis’ and ITC’s operations;

•                  the risk that any inability to maintain the current management team of ITC could affect the combined company, as Fortis recognizes the value of ITC’s management and expertise and the value that ITC’s local management brings to ITC’s utilities;

•                  potential negative regulatory outcomes and the impact on allowed ROE that may result from the base rate complaints against certain of the ITC Regulated Operating Subsidiaries;

•                  the risk that if the Acquisition Agreement is terminated, Fortis may be obligated to pay a termination fee under certain circumstances;

•                  the fact that the Acquisition Agreement provides for the ability of the ITC board of directors to, under certain circumstances, in a manner adverse to Fortis, withhold, withdraw, amend, modify or qualify its recommendation that ITC shareholders adopt the Acquisition Agreement;

•                  the enhanced regulatory burden and risk of exposure to litigation and regulatory action as a result of Fortis becoming a registrant with the SEC and having the Common Shares listed on the NYSE;

•                  the potential impact on the market price of the Common Shares as a result of the issuance of the Consideration Shares to ITC shareholders and the listing of the Common Shares on the NYSE;

•                  the fact that Fortis will incur substantial additional indebtedness in connection with the Acquisition that could adversely affect Fortis and its financial position, including its credit rating;

•                  the absence of a financing condition and ITC’s ability to specifically enforce Fortis’ obligations under the Acquisition Agreement;

•                  the potential that increases in interest rates could lead to the combined company’s growth opportunities being delayed or not pursued;

•                  the risk and likelihood of litigation arising against ITC and Fortis in connection with the Acquisition; and

•      the fact that no material synergy savings are expected to result from the Acquisition.

See “Schedule G — Risk Factors” for a further discussion of the risk factors relating to the Acquisition and the post-Acquisition business and operations of the Corporation. In addition, Shareholders should carefully consider the risk factors which relate to ITC described in “Schedule D — Information Concerning ITC Holdings Corp.”.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive. In reaching its decision to approve the Acquisition Agreement and the transactions contemplated thereby, the Board did not quantify or assign any relative weights to the factors considered, but rather based its approval and recommendation on the totality of the information presented to and considered by it. In addition, individual directors may have given different weight to different factors. The conclusions and recommendation of the Board was made after considering the totality of the information and factors involved.

The foregoing discussion of the information and factors considered by the Board contains forward-looking information and statements, all of which are subject to various risks and assumptions. This information should be read in light of the factors described under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Schedule G — Risk Factors” in this Circular.

THE ACQUISITION AGREEMENT

The summary of the material provisions of the Acquisition Agreement below and elsewhere in this Circular is qualified in its entirety by reference to the Acquisition Agreement, a copy of which has been filed by Fortis under the Corporation’s profile on SEDAR, which can be accessed at www.sedar.com. This summary may not contain all of the information about the Acquisition Agreement that is important to you. We urge you to read carefully the Acquisition Agreement in its entirety as it is the legal document governing the Acquisition.

The Acquisition

The Acquisition Agreement provides that, subject to the terms and conditions of the Acquisition Agreement, at Closing, Element Acquisition Sub Inc. (“Merger Sub”) will be merged with and into ITC and, as a result, the separate corporate existence of Merger Sub will cease, and ITC will continue as the surviving corporation and become a subsidiary of FortisUS Inc. (“FortisUS”).

Closing will occur on the third business day following the day on which the closing conditions set forth in the Acquisition Agreement and described under “— Conditions to the Acquisition” are satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to satisfaction or waiver of such conditions), or at such other time as ITC and Fortis agree in writing.

Acquisition Consideration

At Closing each share of ITC common stock issued and outstanding immediately prior to Closing (other than shares of ITC common stock held by Fortis, FortisUS, Merger Sub or any of Fortis’ direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) will be converted into the right to receive (i) US$22.57 in cash; and (ii) 0.7520 of a Common Share.

The Acquisition consideration to be paid for each share of ITC common stock will be equitably adjusted (i) to reflect the effect of certain changes in the number of outstanding shares of common stock of ITC or the Common Shares (or securities convertible or exchangeable into or exercisable for shares of common stock of ITC or the Common Shares) that are issued and outstanding after the date of the Acquisition Agreement and prior to Closing or changes in the securities or classes of securities, including by reason of any reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction; and (ii) where any cash dividend is declared or paid by Fortis on the Common Shares that are issued and outstanding after the date of the Acquisition Agreement and prior to Closing (other than declaration or payment of regular quarterly cash dividends on the Common Shares up to a specified maximum amount, with usual record and payment dates for such dividends). No adjustment in the consideration payable by Fortis in connection with the Acquisition will be required as a result of the payment by Fortis of regular quarterly dividends as currently forecasted in accordance with the Corporation’s average annual dividend growth target of 6% through 2020.

Treatment of Options, Restricted Stock and Performance Shares

Immediately prior to Closing, each outstanding option to purchase shares of ITC common stock and each outstanding ITC award of restricted stock will automatically become immediately vested and be cancelled and will only entitle the holder to receive (without interest) an amount in cash equal to: (i) in respect of options, the total number of shares of ITC common stock subject to the option multiplied by the excess, if any, of the Equity Award Consideration over the exercise price per share of ITC common stock under such option; and (ii) in respect of restricted stock, an amount in cash equal to the total number of shares of ITC common stock subject to such award immediately prior to Closing multiplied by the Equity Award Consideration, in each case less applicable withholding taxes.

Immediately prior to Closing, each outstanding award of performance shares under any ITC stock plan will automatically become vested at the higher of the target level of performance and the actual level of performance through Closing, and each performance share award will be cancelled and will only entitle its holder to receive (without interest) an amount in cash equal to the number of shares of ITC common stock subject to such award immediately prior to Closing multiplied by the Equity Award Consideration, less applicable withholding taxes. Furthermore, immediately prior to Closing, equivalent performance shares in respect of outstanding performance shares will vest in the same percentage as the performance shares underlying such equivalent performance shares (and, to the extent the percentage of the performance shares vesting exceeds 100%, additional equivalent performance shares will be deemed credited to each holder’s notional account and vested so that the number of equivalent performance shares deemed credited to such holder’s account and vested is equal to the number that would have been held in such account if the number of vested performance shares had been issued as of the grant date, rather than the target number of performance shares) and each equivalent performance share will be cancelled and will only entitle the holder of such equivalent performance share to receive (without interest) an amount in cash equal to the number of such equivalent performance shares deemed credited to such holder’s notional account as set forth above multiplied by the Equity Award Consideration, less applicable withholding taxes. See “Financing the Acquisition — Acquisition-Related Costs”.

Representations and Warranties

In the Acquisition Agreement, Fortis, FortisUS, Merger Sub and ITC have each made representations and warranties regarding matters which are customary in transactions such as the Acquisition. Certain of the representations and warranties in the Acquisition Agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain executives of the party making the representation did not have actual knowledge after reasonable inquiry, and materiality or Material Adverse Effect qualifications.

The representations and warranties contained in the Acquisition Agreement, or in any instrument delivered pursuant thereto, including any rights arising out of any breach of such representations and warranties, will not survive Closing.

Covenants Regarding Conduct of Business by ITC Pending the Acquisition

Except as required pursuant to or permitted by the Acquisition Agreement, required by applicable law or consented to in writing by FortisUS (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the Acquisition Agreement until the earlier of Closing or the termination of the Acquisition Agreement (with certain exceptions), ITC has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and good utility practice and to other customary operating covenants, including, among others, not to:

•                  directly or indirectly, take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Acquisition or the other transactions contemplated by the Acquisition Agreement or the ability of ITC or its affiliates to satisfy their obligations thereunder;

•                  issue, pledge, transfer, encumber or dispose of any equity securities of ITC or any of its subsidiaries except for: (i) the issuance of shares of ITC common stock upon the exercise, vesting or settlement of certain outstanding equity securities as of February 8, 2016 or pursuant to the employee stock purchase plans; (ii) issuances to ITC or to a wholly-owned subsidiary of ITC by any subsidiary of ITC; (iii) the grant of certain restricted stock; (iv) the issuance into notional accounts of certain additional performance shares in accordance with the terms of the grant agreements relating to performance shares outstanding as of February 8, 2016; or (v) pledges or liens relating to any indebtedness otherwise permitted to be incurred pending the Acquisition;

•                  except as explicitly permitted, sell or otherwise dispose of any business organization or division thereof or otherwise sell, assign, exclusively licence, allow to expire or dispose of any material assets, rights or properties;

•                  declare or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than (i) payment of ITC’s regular quarterly cash dividends, not to exceed certain specified amounts, with usual record and payment dates in accordance with past dividend practice; and (ii) any dividend or distribution by an ITC subsidiary to ITC or to a wholly-owned subsidiary of ITC;

•                  except as explicitly permitted (including, among others, for borrowings in the ordinary course of business under certain of ITC’s and its subsidiaries’ credit facilities), incur, repay or modify in any material respect any indebtedness, or guarantee the obligations of another person’s indebtedness (other than a wholly-owned subsidiary of ITC);

•                  except as required by the existing terms of a material ITC employee benefit plan, (i) increase the compensation or benefits of any of its officers (except in the ordinary course of business); (ii) grant any severance or termination pay to any of its officers (except in the ordinary course of business); (iii) enter into, amend, change or revise any employment, change in control, consulting or severance agreement or arrangement with certain officers and employees of ITC or terminate any such person other than for cause; or (iv) make certain changes or take certain actions in respect of any material ITC employee benefit plan; or

•                  waive, release, assign, discharge, settle, satisfy or compromise any material litigation, other than where the amount paid does not exceed US$25,000,000 in the aggregate or, if greater, does not materially exceed the total incurred case reserve amount for such matter maintained by ITC and/or its subsidiaries prior to February 9, 2016.

In addition, ITC has agreed to, and to cause its subsidiaries to, give any notices to third parties, and ITC and FortisUS have agreed to each use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain certain third-party consents and ITC and FortisUS agree to coordinate and cooperate in identifying certain required consents.

Covenants Regarding Conduct of Business by Fortis, FortisUS and Merger Sub Pending the Acquisition

Except as required pursuant to or permitted by the Acquisition Agreement, required by applicable law or consented to in writing by ITC (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the Acquisition Agreement until the earlier of Closing or the termination of the Acquisition Agreement (with certain exceptions), Fortis has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and, where applicable, good utility practice and to other customary operating covenants, including, among others not to:

•                  directly or indirectly, take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Acquisition or the other transactions contemplated by the Acquisition Agreement or the ability of Fortis or its affiliates to satisfy their obligations thereunder;

•                  make any acquisition of, or make any investment in any interest in, any business organization or division thereof or any assets, except for (i) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice or pursuant to existing contracts; and (ii) acquisitions or investments that do not exceed US$500,000,000 individually;

•                  reclassify, combine, split, subdivide or amend the terms of any shares of capital stock of Fortis or any of its significant subsidiaries; or

•                  incur indebtedness for borrowed money that would reasonably be expected to cause the credit rating of Fortis to drop below investment grade.

No Solicitation

ITC has agreed not to and to cause its subsidiaries and their respective directors, officers and employees not to, and to use its reasonable best efforts to cause their respective representatives not to: (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any acquisition proposal; (ii) participate or engage in any negotiations or discussions concerning, or furnish or provide access to its properties, books and records or any confidential information or data to, any person relating to an acquisition proposal, or any inquiry or proposal that could reasonably be expected to lead to any acquisition proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement for any acquisition proposal.

ITC has agreed to and to cause its subsidiaries and their respective directors, officers and employees to, and to use its reasonable best efforts to cause their respective representatives to: (i) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person (other than the parties to the Acquisition Agreement) in connection with an acquisition proposal that exists as of the date of the Acquisition Agreement, and (ii) promptly request each person that has, prior to the date of the Acquisition Agreement, executed a confidentiality agreement or similar agreement in connection with its consideration of acquiring ITC to return or destroy all confidential information furnished to such person by or on behalf of it or any of its subsidiaries prior to the date of the Acquisition Agreement.

ITC is required to promptly (and in any event within 24 hours) notify FortisUS if it receives an acquisition proposal, including a summary of the material terms of the proposal (including the identity of the person making such proposal). ITC is also required to keep FortisUS informed on a prompt basis of the status and material terms of such acquisition proposal, including any material changes in respect of any such proposal and to provide FortisUS with a summary of any material changes to any such acquisition proposal.

ITC may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential acquisition proposal to be made to ITC or its board of directors if the ITC board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable law and so long as ITC promptly notifies FortisUS thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and, if requested by FortisUS, grants FortisUS a waiver, amendment or release of any similar provision under the confidentiality agreement between ITC and Fortis.

The Acquisition Agreement does not prohibit ITC or the ITC board of directors from disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the United States Securities Exchange Act of 1934, as amended (or any similar communication to shareholders). See “— ITC Board Recommendation”.

Prior to obtaining the approval of the ITC shareholders, ITC and the ITC board of directors may: (i) contact and engage in discussions with any person or group and their respective representatives who makes an acquisition proposal after the date of the Acquisition Agreement solely for the purpose of clarifying such acquisition proposal and the terms thereof; (ii) provide access to its properties, books and records and provide information or data in response to a request therefor by a person or group who makes a bona fide written acquisition proposal after the date of the Acquisition Agreement if the ITC board of directors has (a) determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal could reasonably be expected to constitute, result in or lead to a superior proposal, and (b) received from such person or group an executed confidentiality agreement on terms no less favourable in the aggregate to ITC, as determined by ITC in good faith, to those contained in the confidentiality agreement between ITC and Fortis (except for such changes specifically necessary in order for ITC to be able to comply with its obligations under the Acquisition Agreement); or (iii) participate and engage in any negotiations or discussions with any person or group who makes a bona fide written acquisition proposal after the date of the Acquisition Agreement (which negotiations or discussions need not be solely for clarification purposes) if the ITC board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal could reasonably be expected to constitute, result in or lead to a superior proposal.

“Acquisition proposal” means any proposal, inquiry, indication of interest or offer from any person or group of persons (other than Fortis, FortisUS, Merger Sub or their respective affiliates) relating to any transaction or series of transactions, involving (i) any direct or indirect acquisition or purchase of (a) a business or assets that constitute 20% or more of the net revenues, net income or assets of ITC and its subsidiaries, taken as a whole, or (b) 20% or more of the total voting power of the equity securities of ITC; (ii) any tender offer, exchange offer or similar transaction that if consummated would result in any person or group of persons beneficially owning 20% or more of the total voting power of the equity securities of ITC; or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ITC (or any subsidiary or subsidiaries of ITC whose business constitutes 20% or more of the net revenues, net income or assets of ITC and its subsidiaries, taken as a whole).

“Superior proposal” means an acquisition proposal involving (i) assets that generate more than 50% of the consolidated total revenues of ITC and its subsidiaries, taken as a whole; (ii) assets that constitute more than 50% of the consolidated total assets of ITC and its subsidiaries, taken as a whole; or (iii) more than 50% of the total voting power of the equity securities of ITC, in each case, that the ITC board of directors in good faith determines, after consultation with its outside counsel and financial advisor, would, if consummated, result in a transaction that is more favourable from a financial point of view to the shareholders of ITC than the transactions contemplated by the Acquisition Agreement after taking into account all such factors and matters considered appropriate in good faith by the ITC board of directors (including, to the extent considered appropriate by the ITC board of directors, (a) all strategic considerations, including whether such acquisition proposal is more favourable from a long-term strategic standpoint, (b) financial provisions and the payment of a termination fee by ITC to FortisUS under the Acquisition Agreement, (c) legal and regulatory conditions and other undertakings relating to ITC’s and its subsidiary’s customers, suppliers, regulators, lenders, partners, employees and other constituencies, (d) probable timing, (e) likelihood of consummation, and (f) with respect to which the cash consideration and other amounts (including costs associated with the acquisition proposal) payable at closing are subject to fully committed financing from recognized financial institutions), and after taking into account any changes to the terms of the Acquisition Agreement committed to in writing by Fortis and FortisUS in response to such superior proposal.

ITC Board Recommendation

Subject to the provisions described below, neither the ITC board of directors nor any committee thereof shall: (i) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify its recommendation that the ITC shareholders vote in favour of approving the Acquisition and the Acquisition Agreement in a manner adverse to Fortis or FortisUS; (ii) make any public statement inconsistent with such recommendation; (iii) approve, adopt or recommend any acquisition proposal, or any inquiry or proposal that would reasonably be expected to lead to any acquisition proposal; (iv) fail to reaffirm or re-publish such recommendation within ten business days of being requested by FortisUS to do so (provided, that FortisUS will not be entitled to request such a reaffirmation or re-publishing more than one time with respect to any single acquisition proposal other than in connection with an amendment to any financial terms of such acquisition proposal or any other material amendment to such acquisition proposal); (v) fail to announce publicly, within ten business days after a tender offer or exchange offer relating to any securities of ITC has been commenced, that the ITC board of directors recommends rejection of such tender or exchange offer; (vi) authorize, cause or permit ITC to enter into a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than an acceptable confidentiality agreement) or recommend any tender offer providing for, with respect to, or in connection with, any acquisition proposal or requiring ITC to abandon, terminate, delay or fail to consummate the Acquisition or any other transaction contemplated by the Acquisition Agreement; or (vii) take any action pursuant to which any person (other than Fortis, FortisUS, Merger Sub or their respective affiliates) or acquisition proposal would become exempt from or not otherwise subject to any take-over statute or articles of incorporation provision relating to an acquisition proposal.

However, at any time prior to obtaining approval of the ITC shareholders, the ITC board of directors may (i) change its recommendation in respect of the Acquisition in response to an Intervening Event; or (ii) change its recommendation in respect of the Acquisition and/or terminate the Acquisition Agreement in order to enter into a definitive agreement with respect to a superior proposal where the ITC board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes a superior proposal and such acquisition proposal is not withdrawn, and the ITC board of directors determines, after consultation with its financial advisors and outside legal counsel, that the failure to make such a change of recommendation in respect of the Acquisition or to terminate the Acquisition Agreement would be reasonably likely to be inconsistent with the ITC board of directors’ fiduciary duties under applicable laws.

The ITC board of directors may not change its recommendation in respect of the Acquisition or terminate the Acquisition Agreement in order to enter into a definitive agreement with respect to a superior proposal, unless (i) ITC provides prior written notice to FortisUS, specifying the material details of the Intervening Event or the material terms and conditions of the superior proposal and attaching a copy of the most current draft of any written agreement relating to the superior proposal; (ii) at or after 5:00 p.m., New York City time, three business days following the day on which ITC delivered such notice, the ITC board of directors reaffirms in good faith, after consultation with its outside counsel and financial advisors, that the failure to make a change of recommendation in respect of the Acquisition, or to terminate the Acquisition Agreement in order to enter into a definitive agreement with respect to a superior proposal, would be reasonably likely to be inconsistent with its fiduciary duties under applicable laws, and, in the case of an acquisition proposal, such acquisition proposal continues to constitute a superior proposal; and (iii) if requested by FortisUS, ITC has negotiated in good faith with FortisUS during the period from the delivery of the notice described above until 5:00 p.m., New York City time, three business days following the day on which such notice was delivered (and in the case of a superior proposal where Fortis or FortisUS has committed to any changes to the terms of the Acquisition Agreement and there is a subsequent amendment to any material term of the superior proposal, for an additional three business days following the delivery by ITC to FortisUS of a new notice with respect to such amendment) to make such adjustments to the terms and conditions of the Acquisition Agreement so that, in the case of an acquisition proposal, such acquisition proposal would cease to be a superior proposal, or (b) in the case of an Intervening Event, the failure of the ITC board of directors to make a change of recommendation in respect of the Acquisition would not be reasonably likely to be inconsistent with its fiduciary duties under applicable laws.

Please see “— Termination of the Acquisition Agreement” and “— Termination Fees”.

Efforts to Obtain Required Shareholder Votes

The Acquisition Agreement requires ITC to promptly, but no more than 20 business days after the Registration Statement is declared effective by the SEC or after the SEC declares that it has no further comments on or will not review the Registration Statement, take all reasonable action necessary to duly call, give notice of, convene and hold a shareholders’ meeting for the purpose of obtaining ITC shareholder approval of the Acquisition Agreement. Unless ITC’s board of directors has modified its recommendation regarding the Acquisition as permitted under the Acquisition Agreement, as further discussed in “— ITC Board Recommendation”, ITC will include in the proxy statement its recommendation that its shareholders approve and adopt the Acquisition Agreement and the Acquisition and, subject to the consent of ITC’s financial advisors, such financial advisors’ respective written opinions that, as of the date of the Acquisition Agreement, the per share Acquisition consideration is fair, from a financial point of view, to ITC shareholders (other than the excluded holders with respect to certain of the financial opinions). The Acquisition Agreement requires the ITC board of directors to use reasonable best efforts to obtain ITC shareholder approval of the Acquisition Agreement.

The Acquisition Agreement also requires Fortis to take all reasonable action necessary to duly call, give notice of, convene and hold, the Meeting for the purpose of obtaining Shareholder approval of the Acquisition Share Issuance Resolution.

ITC Financing Cooperation

ITC has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the financing to be undertaken by Fortis in connection with the Acquisition and transactions related to such financing, including, among other things, using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto, (ii) satisfy (or obtain a waiver of) on a timely basis of all conditions to obtaining such financing, and (iii) consummate the financing at or prior to Closing.

ITC has agreed to use its reasonable best efforts to, and to cause its representatives to, on a timely basis, provide all customary cooperation that is reasonably requested by FortisUS to assist in connection with obtaining the financing to be undertaken by Fortis in connection with the Acquisition. ITC has agreed to use its reasonable best efforts to obtain an amendment to certain of its credit facilities so that, after giving effect to the Acquisition, no default or event of default exists under such credit facilities. See “Schedule D — Information Concerning ITC Holdings Corp. — Outstanding Indebtedness”.

In connection with the Minority Investment, binding commitments for such Minority Investment are required to be in place no later than 90 days after the date of the Acquisition Agreement (which date may be extended for 30 days with the consent of ITC (which may not be unreasonably withheld, conditioned or delayed), which consent will not be required where such Minority Investor would not reasonably be expected to delay any Required Regulatory Approval) and prior to such date Fortis has agreed to provide written notice to ITC which such notice will contain the identity of each Minority Investor, the amount that such Minority Investor will invest in the Minority Investment and all of the other material terms and conditions of such Minority Investment. Minority Investors will not be permitted to have direct or indirect beneficial ownership of ITC (on, prior to or immediately following Closing) (i) that exceeds 19.9% in the aggregate; or (ii) that would prevent FortisUS from meeting certain tax requirements with respect to its ownership of ITC after Closing (taking into account any agreement relating to the rights of the third party investors to nominate or appoint directors to the board of directors of ITC after Closing). No Minority Investor will, at any time from the date of the Acquisition Agreement until the earlier of Closing and the termination of the Acquisition Agreement, impair the incentives granted by FERC to subsidiaries of ITC as a result of ITC’s independence from Market Participants. Fortis has agreed not to undertake any Minority Investment that would reasonably be expected to materially delay, materially impede or otherwise prevent the consummation of the transactions contemplated by the Acquisition Agreement, including as a result of any consents of any governmental entity necessary to consummate the transactions contemplated by the Acquisition Agreement.

Other Covenants and Agreements

Fortis, FortisUS and ITC have made certain other covenants to and agreements regarding various other matters including, among others: (i) indemnification of directors and officers of ITC and ITC’s subsidiaries for certain acts occurring at or prior to Closing; (ii) the maintenance of ITC’s existing Novi, Michigan headquarters as well as the regional headquarters of ITC’s operating subsidiaries in the metropolitan areas where they are located immediately prior to Closing, for ten years from Closing; (iii) for a period of one year after Closing, the provision of charitable contributions and community support within the communities in which ITC and its subsidiaries operate at a level comparable in the aggregate to ITC’s levels of contribution and support on the date of the Acquisition Agreement; (iv) an agreement not to implement certain initiatives that would result in ITC and its subsidiaries employing substantially fewer individuals in the aggregate than immediately prior to Closing, (v) the use of reasonable best efforts to arrange and obtain the committed financing in connection with the Acquisition and to (a) keep ITC reasonably informed concerning the status of the financing to be undertaking by Fortis in connection with the Acquisition, (b) at all times prior to Closing, keep and maintain any committed financing that is funded in advance of Closing available to fund the transactions contemplated by the Acquisition Agreement, and (c) agree to certain restrictions on amending, supplementing, modifying, terminating or reducing, or granting any waiver of any condition or remedy under the Acquisition Credit Facilities without ITC’s prior written consent; (vi) the use of reasonable best efforts to cause the Consideration Shares to be listed on the NYSE and the TSX and ITC’s agreement to use reasonable best efforts to cooperate in connection with the foregoing; and (vii) the chief executive officer of ITC’s attendance at meetings of the Board of Directors after Closing and the Corporation’s reasonable efforts to cause the chief executive officer (or, in certain circumstances, another person mutually agreed upon by the ITC board of directors and the Board of Directors in consultation with the chief executive officer of ITC) to be elected to the Board of Directors at the first annual general meeting of Shareholders following Closing and at the following such meeting.

Consents and Approvals

FortisUS, Fortis, Merger Sub and ITC have agreed to use their best efforts and to cooperate to obtain all required consents and make all required filings, which consents include, among others, the approval of FERC, the Committee on Foreign Investment in the United States (“CFIUS”), the United States Federal Trade Commission/Department of Justice under the HSR Act and state and local public utility commission approvals (or disclaimer of jurisdiction or similar action) in each of Wisconsin, Illinois, Oklahoma, Missouri and Kansas (collectively, the “Required Regulatory Approvals”). In addition, the approval of the Federal Communications Commission will be obtained in connection with the Acquisition.

Prior to Closing, Fortis, FortisUS and Merger Sub have agreed not to and to cause their affiliates not to permit any action which would reasonably be expected to materially and adversely impact the ability of the Fortis, FortisUS and Merger Sub to secure all required consents and filings with or from any governmental entity to consummate the transactions contemplated by the Acquisition Agreement, or take any action with any governmental entity relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Acquisition Agreement or result in the failure to satisfy any condition to consummation of the transactions contemplated by the Acquisition Agreement.

Conditions to the Acquisition

Conditions to the Obligations of Fortis, FortisUS, Merger Sub and ITC. The respective obligations of Fortis, FortisUS, Merger Sub and ITC to consummate the Acquisition are subject to the satisfaction or waiver of the following mutual conditions: (i) approval of the Acquisition Agreement by an affirmative vote of the holders of at least a majority of the outstanding shares of ITC common stock entitled to vote at the special meeting; (ii) absence of any law (whether temporary, preliminary or permanent) which prohibits, restrains or enjoins the consummation of the Acquisition (a “Legal Restraint”); (iii) all required consents and filings have been obtained, made or given and are in full force and effect and not subject to appeal, and all applicable waiting periods imposed by any government entity (including the HSR Act) are terminated or have expired; (iv) the approval by Shareholders of the Acquisition Share Issuance Resolution; (v) the Consideration Shares having been approved for listing on the NYSE and the TSX, subject to official notice of issuance; (vi) the Registration Statement having been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC; and (vii) there not having occurred since the date of the Acquisition Agreement any event that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect in respect of either of ITC or Fortis. There are also additional customary conditions under the Acquisition Agreement relating to the performance by the parties of their respective obligations thereunder.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated and the Acquisition may be abandoned at any time prior to Closing, notwithstanding the adoption of the Acquisition Agreement by the shareholders of ITC, under the following circumstances:

•      by mutual written consent of Fortis and ITC;

•                  by either Fortis or ITC: (i) if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action is or will have become final and non-appealable (and the party seeking to terminate the Acquisition Agreement has used such standard of effort as may be required by the Acquisition Agreement to prevent, oppose and remove such restraint, injunction or other prohibition); (ii) if the Acquisition has not been completed on or before the End Date and the failure of Closing to occur on or before the End Date was not primarily caused by the breach of the obligations under the Acquisition Agreement of the party seeking to terminate the Acquisition Agreement (provided that the End Date is subject to an extension to August 9, 2017 if the only closing conditions outstanding are the conditions relating to Legal Restraints or the Required Regulatory Approvals); (iii) ITC shareholder approval of the Acquisition Agreement is not obtained at the special meeting of ITC shareholders; or (iv) Shareholder approval of the Acquisition Share Issuance Resolution is not obtained at the Meeting;

•                  by ITC: (i) if Fortis, FortisUS or Merger Sub has breached or failed to perform its representations, warranties, covenants or agreements contained in the Acquisition Agreement, which breach or failure to perform (a) would cause certain of the conditions to ITC’s obligation to consummate the Acquisition to not be satisfied, and (b) cannot be cured or has not been cured by the earlier of 30 days after written notice thereof has been given by ITC to Fortis or three business days prior to the End Date, but only if ITC is not in material breach of any covenant or agreement in the Acquisition Agreement; (ii) in order to enter into a definitive agreement with respect to a superior proposal, if such termination occurs before ITC shareholders approve the Acquisition Agreement and so long as ITC complies with its obligations with respect to a superior proposal, if prior to or concurrently with such termination, ITC pays the applicable termination fee to FortisUS (as described below); or (iii) if the Board of Directors (a) changes its recommendation in respect of the Acquisition prior to obtaining Shareholder approval of the Acquisition Share Issuance Resolution, (b) fails to include such recommendation in the Circular, or (c) formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining Shareholder approval of the Acquisition Share Issuance Resolution;

•                  by Fortis: (i) if ITC has breached or failed to perform its representations, warranties, covenants or agreements contained in the Acquisition Agreement, which breach or failure to perform (a) would cause certain of the conditions to Fortis, FortisUS or Merger Sub’s obligation to consummate the Acquisition to not be satisfied, and (b) cannot be cured or has not been cured by the earlier of 30 days after written notice thereof has been given by Fortis to ITC or three business days prior to the End Date, but only if each of Fortis, FortisUS and Merger Sub is not in material breach of any covenant or agreement in the Acquisition Agreement; or (ii) if the ITC board of directors (a) changes its recommendation in respect of the Acquisition prior to obtaining ITC shareholder approval of the Acquisition Agreement, (b) fails to include such recommendation in the proxy statement distributed to ITC shareholders, (c) recommends an acquisition proposal other than the Acquisition to ITC shareholders prior to obtaining ITC shareholder approval of the Acquisition Agreement, or (d) formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining ITC shareholder approval of the Acquisition Agreement.

Termination Fees

ITC has agreed to pay a termination fee of US$245 million to FortisUS if: (i) the Acquisition Agreement is terminated by ITC in order to enter into a definitive agreement with respect to a superior proposal, if such termination occurs before ITC shareholders approve the Acquisition Agreement; (ii) the Acquisition Agreement is terminated by Fortis because the ITC board of directors (a) changes its recommendation in respect of the Acquisition prior to obtaining ITC shareholder approval of the Acquisition Agreement, (b) fails to include such recommendation in the proxy statement distributed to ITC shareholders, (c) recommends an acquisition proposal other than the Acquisition to ITC shareholders prior to obtaining ITC shareholder approval of the Acquisition Agreement or (d) formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining ITC shareholder approval of the Acquisition Agreement; or (iii) the Acquisition Agreement is terminated by either Fortis or ITC (a) because Closing does not occur on or before the End Date where the primary cause of the failure of Closing to occur on or before the End Date was not the breach of the obligations under the Acquisition Agreement of the party seeking to terminate the Acquisition Agreement or (b) because of a failure to obtain ITC shareholder approval of the Acquisition Agreement at the special meeting of ITC shareholders, and, in each case, an acquisition proposal is made to ITC, its board of directors or shareholders or otherwise becomes publicly known, at any time after the date of the Acquisition Agreement and prior to the vote to approve the Acquisition Agreement at the special meeting of ITC shareholders and within 12 months of such termination, ITC enters into a definitive agreement with respect to such acquisition proposal, which is subsequently consummated, or consummates an acquisition proposal. In the case of item (iii), all references in the definition of “acquisition proposal” set forth above in “— No Solicitation” to “20% or more” will be deemed to be references to “more than 50%”).

Fortis has agreed to pay to ITC a termination fee of US$245 million if the Acquisition Agreement is terminated by ITC because the Board of Directors (i) changes its recommendation in respect of the Acquisition prior to obtaining Fortis shareholder approval of the Acquisition Share Issuance Resolution; (ii) fails to include such recommendation in the Circular; or (iii) formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining Shareholder approval of the Acquisition Share Issuance Resolution.

Fortis has agreed to pay ITC a termination fee of US$280 million if all other conditions to the obligations of each party to effect the Acquisition and conditions to the obligations of Fortis, FortisUS and Merger Sub to effect the Acquisition have been satisfied or waived and the Acquisition Agreement is terminated (i) by either Fortis or ITC because a court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action is or will have become final and non-appealable (and the party seeking to terminate the Acquisition Agreement has used such standard of effort as may be required by the Acquisition Agreement to prevent, oppose and remove such restraint, injunction or other prohibition) and such Legal Restraint arises in connection with the Required Regulatory Approvals; (ii) by either Fortis or ITC because Closing does not occur on or before the End Date and the primary cause of the failure of Closing to occur on or before the End Date was not the breach of the obligations under the Acquisition Agreement of the party seeking to terminate the Acquisition Agreement, and at the time of such termination, any Required Regulatory Approval has not been obtained or any Legal Restraint to Closing in connection therewith has not been removed; or (iii) by ITC where Fortis or FortisUS has breached or failed to perform its covenants or agreements set forth in the Acquisition Agreement with respect to obtaining Required Regulatory Approvals, which breach or failure to perform would cause certain of the conditions to ITC’s obligation to consummate the Acquisition to not be satisfied, and such breach cannot be cured or has not been cured in accordance with the terms of the Acquisition Agreement.

Modification, Amendment or Waiver

At any time prior to Closing, the Acquisition Agreement may be amended by written agreement among Fortis, FortisUS, Merger Sub and ITC, subject to applicable law. With respect to certain specified provisions, no amendment, waiver or other modification adverse to any financing source will be effective as to such financing source without its prior written consent.

FINANCING THE ACQUISITION

Fortis has agreed to pay US$22.57 in cash and 0.7520 of a Common Share per share of ITC common stock on Closing. There were approximately 152.7 million shares of ITC common stock outstanding as of February 8, 2016 and less than 155.6 million shares of ITC common stock are expected to be outstanding on Closing. Fortis will issue up to 117 million Consideration Shares to ITC shareholders as partial consideration for the Acquisition, or up to 41.5% of its undiluted share count as of March 18, 2016, and is seeking the approval of its Shareholders at the Meeting for the issuance of such Common Shares. If the maximum number of shares of ITC common stock are issued and outstanding on Closing, and based on the closing price for the Common Shares and the US$/C$ exchange rate on February 8, 2016, an aggregate of approximately US$3.5 billion will be paid to ITC shareholders in satisfaction of the Cash Purchase Price for the ITC common stock acquired in the Acquisition (C$4.9 billion) and the aggregate value of the Cash Purchase Price and Consideration Shares to be paid to the shareholders of ITC would be US$7.0 billion (C$9.8 billion).

At Closing, the Cash Purchase Price and the Acquisition-related expenses are expected to be financed from: (i) the issuance of approximately US$2 billion of Fortis debt, (ii) a combination of one or more offerings of equity securities, equity-linked securities, first preference shares, second preference shares and/or hybrid debt-equity securities to be completed by Fortis on or prior to Closing (items (i) and (ii) being collectively referred to herein as the “Prospective Offerings”); (iii) the purchase price paid by the Minority Investors in connection with the Minority Investment; and (iv) if and to the extent necessary, borrowings under the Acquisition Credit Facilities. The debt securities are expected to be denominated primarily in U.S. dollars in order to provide a significant natural currency hedge for the Corporation’s U.S. dollar earnings. See “— The Minority Investment”. Any aggregate amount outstanding under the Acquisition Credit Facilities following Closing will be reduced as described below under “— Acquisition Credit Facilities”.

The Minority Investment

Fortis expects that, prior to Closing, one or more Minority Investors will have entered into binding commitments to acquire, directly or indirectly, at or after Closing, up to an aggregate of 19.9% of the issued and outstanding common stock of ITC as part of the Acquisition. The Minority Investment will reduce the aggregate Cash Purchase Price payable by Fortis in connection with the Acquisition. Fortis has undertaken a competitive auction process to solicit bids on the Minority Investment from a number of interested parties and is currently in discussions with potential Minority Investors. If and when the Corporation agrees to terms regarding the Minority Investment, Fortis will announce that it has entered into one or more binding agreements providing for the Minority Investment. However, there can be no assurance at this time that the Minority Investment will be completed at or prior to Closing, or at all. Completion of the Acquisition is not conditional on completion of the Minority Investment.

The Acquisition Agreement provides that binding commitments with respect to the Minority Investment must be in place no later than 90 days after the date of the Acquisition Agreement, which date may be extended by 30 days with the consent of ITC (which consent may not be unreasonably withheld, conditioned or delayed) and which consent shall not be required where the applicable Minority Investor(s) would not reasonably be expected to delay receipt of any Required Regulatory Approvals. If the Minority Investment cannot be completed prior to the deadline imposed by the Acquisition Agreement, Fortis expects to proceed with the Minority Investment following Closing. The Acquisition Agreement also imposes restrictions on the identity of the Minority Investors by providing that such Minority Investors shall not impair the incentives granted by FERC to subsidiaries of ITC as a result of ITC’s independence from Market Participants. Fortis has also covenanted in the Acquisition Agreement not to permit any Minority Investment that could materially delay, materially impede or otherwise prevent the consummation of the Acquisition or that would prevent FortisUS from meeting certain U.S. tax requirements with respect to its ownership of ITC after Closing (taking into account any agreement relating to the rights of the Minority Investors to nominate or appoint directors to the board of directors of ITC after Closing). The execution of a binding agreement with respect to the Minority Investment will result in the permanent reduction in the commitments under the Acquisition Credit Facilities. See “The Acquisition Agreement” and “Schedule G — Risk Factors — Risk Factors Relating to the Acquisition”.

Acquisition Credit Facilities

For purposes of financing the Acquisition, on February 9, 2016, Fortis obtained: (i) a commitment letter from The Bank of Nova Scotia (“BNS”), pursuant to which BNS committed to provide to Fortis, upon the terms and subject to the conditions set forth therein, an aggregate amount of US$1.7 billion in non-revolving term senior unsecured equity bridge facilities, repayable in full 364 days following their advance (the “Equity Bridge Facilities”); and (ii) a commitment letter from Goldman Sachs Bank USA (“Goldman Sachs Bank”), pursuant to which Goldman Sachs Bank committed to provide to Fortis, upon the terms and subject to the conditions set forth therein, a US$2.0 billion non-revolving term senior unsecured debt bridge facility (the “Debt Bridge Facility” and together with the Equity Bridge Facilities, the “Acquisition Credit Facilities”), repayable in full 364 days following its advance. Goldman Sachs Bank has syndicated 60% of the Debt Bridge Facility to three other financial institutions, each of which have agreed to provide 20% of such facility. BNS may syndicate a portion of the Equity Bridge Facilities.

The Acquisition Credit Facilities would be sufficient, if necessary, to fund the full Cash Purchase Price for the Acquisition and estimated Acquisition-related expenses. However, Fortis does not expect to draw on the Acquisition Credit Facilities, as it expects to use a combination of one or more Prospective Offerings and to effect the Minority Investment to fund the Cash Purchase Price payable in connection with the Acquisition. If such financing sources are unavailable to Fortis on terms acceptable to Fortis on or prior to Closing, Fortis will borrow amounts under the Acquisition Credit Facilities, the material terms of which are summarized below, to finance the necessary portion of the Cash Purchase Price. If any amount is drawn under the Acquisition Credit Facilities at Closing, Fortis expects to refinance the borrowing using the net proceeds from a combination of one or more offerings of equity securities, equity-linked securities, first preference shares, second preference shares, medium-term debt and/or hybrid debt-equity securities or from amounts extended under other debt financings.

Following Closing, if any amounts are borrowed under the Equity Bridge Facilities: (i) the net proceeds obtained by Fortis from certain equity offerings, including the Minority Investment, if any; and (ii) a pro rata proportion (based on the ratio of the outstanding commitments or loans outstanding under the Equity Bridge Facilities on the one hand and the Debt Bridge Facility on the other hand) of the net cash proceeds of certain dispositions by Fortis or its subsidiaries to third parties of property or assets where the net cash proceeds of such disposition exceed US$100 million, will in each case be required to be used to prepay the Equity Bridge Facilities (each, an “Equity Prepayment Obligation”).

The commitments available to be drawn under the Equity Bridge Facilities will be reduced by the amount of the net proceeds arising as a result of the occurrence of any Equity Prepayment Obligation prior to any drawdown of the Equity Bridge Facilities. In addition, following payment, prepayment or effective reduction to zero of the Debt Bridge Facility, the net proceeds (or the commitments) obtained in respect of certain bank loans or credit facilities, or the net proceeds obtained in respect of certain other long-term debt financing by Fortis or its subsidiaries (the “Permanent Debt”), will result in a reduction in the outstanding commitments or prepayment of the outstanding loans, as applicable, under the Equity Bridge Facilities, subject to certain exclusions. Any reduction in the outstanding commitments under the Equity Bridge Facilities will be irreversible and any loans prepaid thereunder may not be re-borrowed.

Following Closing, if any amounts are borrowed under the Debt Bridge Facility: (i) the net proceeds (or, in the case of certain bank loans or credit facilities, the commitments) obtained by Fortis or any of its subsidiaries from Permanent Debt; (ii) the net cash proceeds obtained by Fortis from certain equity offerings by Fortis and its subsidiaries, including, for greater certainty, the Minority Investment, completed after the Equity Bridge Facilities have been reduced (or offerings have been commenced in an aggregate amount sufficient to reduce the Equity Bridge Facilities) to an agreed threshold amount; and (iii) a pro rata proportion (based on the ratio of the outstanding commitments or loans outstanding under the Debt Bridge Facility on the one hand and the Equity Bridge Facilities on the other hand) of the net cash proceeds of certain dispositions by Fortis or its subsidiaries to third parties of property or assets where the net cash proceeds of such disposition exceed US$100 million, will in each case be required to be used to prepay the Debt Bridge Facility (each, a “Debt Prepayment Obligation”).

The commitments available to be drawn under the Debt Bridge Facility will be reduced by the amount of the net proceeds arising as a result of the occurrence of any Debt Prepayment Obligation prior to drawdown of the Debt Bridge Facility. Any reduction in the outstanding commitments under the Debt Bridge Facility will be irreversible and any loans prepaid thereunder may not be re-borrowed.

Each of the credit agreements pursuant to which the Acquisition Credit Facilities will be provided, if necessary, would contain customary representations and warranties, affirmative and negative covenants and events of default that will be substantially similar to those in the Corporation’s acquisition credit agreement dated as of March 28, 2014 with BNS, as administrative agent, and the lending institutions from time to time party thereto. Pursuant to these covenants, Fortis would be required to maintain a consolidated debt to consolidated capitalization ratio of not more than 0.70:1, which is the current consolidated debt to consolidated capitalization ratio in Fortis’ existing revolving corporate credit facility with BNS, as administrative agent, and the lending institutions from time to time party thereto (the “Revolving Facility”). Fortis would also be required to obtain an unsecured debt credit rating from either of Moody’s Investors Service, Inc. (“Moody’s”) or Fitch Ratings Inc. (“Fitch”), neither of which currently rates Fortis or its debt securities.

The Equity Bridge Facilities and the Debt Bridge Facility are subject to customary conditions to funding including, among others, that the Acquisition is consummated on the terms set forth in the Acquisition Agreement, without any amendments, supplements or waivers or other modifications that are materially adverse to the applicable lenders, unless made with the prior written consent of BNS or Goldman Sachs Bank, as applicable (such consent not to be unreasonably withheld, delayed or conditioned); that no Material Adverse Effect in respect of ITC shall have occurred; and, in the case of the Equity Bridge Facilities, that Fortis shall have received gross cash proceeds from Permanent Debt and/or borrowings under the Debt Bridge Facility of not less than US$2.0 billion and, in the case of the Debt Bridge Facility, that Fortis shall have received a minimum amount of gross cash proceeds from certain offerings including, for greater certainty, the Minority Investment, and/or borrowings under the Equity Bridge Facilities (or any replacement facility) of not less than US$1.2 billion.

Customary fees are payable by Fortis in respect of the Acquisition Credit Facilities and amounts outstanding under the Acquisition Credit Facilities will bear interest at market rates.

As of March 18, 2016, Fortis and its subsidiaries had consolidated credit facilities of approximately C$3.5 billion, of which C$2.4 billion was unused, including an unused amount of approximately C$590 million under the Corporation’s C$1.0 billion committed Revolving Facility. Fortis also has the ability to request that the lenders under the Revolving Facility increase the credit under the Revolving Facility by up to an additional C$300 million pursuant to an accordion feature in its Revolving Facility; however, Fortis does not expect to seek such increase in connection with the financing of the Acquisition. As of December 31, 2015, on a pro forma basis after giving effect to the Acquisition and the initial financing plans in connection with the Acquisition (as assumed in the unaudited pro forma condensed consolidated financial statements included in Schedule H to this Circular), Fortis would have approximately C$23.6 billion of total indebtedness outstanding (on a consolidated basis), including an expected C$6.2 billion of debt of ITC (on a consolidated basis). The Corporation expects to maintain an investment-grade credit rating following the Acquisition. See “Fortis — Credit Ratings” and “Schedule G — Risk Factors”.

Acquisition-Related Costs

Fortis (on a consolidated basis) expects to incur up to US$219 million in estimated non-recurring costs in connection with the Acquisition (the “Acquisition-Related Costs”), calculated on a pro forma basis as of December 31, 2015, composed of (i) approximately US$133 million of costs related to ITC options, restricted stock and performance shares as described below under “— Costs Relating to Options, Restricted Stock and Performance Shares” and (ii) expenses of approximately US$86 million associated with financial advisory, consulting, accounting, tax, legal and other professional services, bridge facility commitment fees, debt refinancing fees, costs associated with change of control and integration, listing and registration expenses, underwriting and agency fees, out-of-pocket costs and other costs of a non-recurring nature. When incurred, approximately US$119 million of the Acquisition-Related Costs are expected to be fully expensed and approximately US$100 million are expected to form part of the Acquisition purchase price in accordance with U.S. GAAP. In addition to these estimated Acquisition-Related Costs expected to be incurred by Fortis, ITC expects to incur estimated expenses of approximately US$18 million associated with employee retention arrangements and approximately US$3 million associated with the accelerated vesting of options and restricted stock. See “— Costs Relating to

Options, Restricted Stock and Performance Shares” and “Schedule G — Risk Factors — Risk Factors Relating to the Acquisition”.

Costs Relating to Options, Restricted Stock and Performance Shares

Immediately prior to Closing, each outstanding option to purchase shares of ITC common stock and each award of restricted stock will automatically become immediately vested and be cancelled and will only entitle the holder to receive an amount in cash. In addition, each outstanding award of performance shares under any ITC stock plan will automatically become vested immediately prior to Closing at the higher of the target level of performance and the actual level of performance through Closing, and each performance share award will be cancelled and will only entitle its holder to receive an amount in cash. See “The Acquisition Agreement — Treatment of Options, Restricted Stock and Performance Shares”. Incremental costs expected to be incurred by Fortis and ITC as a result of the foregoing are approximately US$136 million. See “— Acquisition-Related Costs”.

CANADIAN AND U.S. SECURITIES LAW MATTERS

TSX Approval

Pursuant to Section 611(c) of the Toronto Stock Exchange Company Manual (the “TSX Manual”), security holder approval is required in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. There were approximately 152.7 million shares of ITC common stock outstanding as of February 8, 2016. ITC is permitted under the Acquisition Agreement to issue common stock upon (i) the exercise, vesting or settlement of ITC options, restricted stock, performance shares or equivalent performance shares outstanding on February 8, 2016 or (ii) pursuant to the ITC employee share purchase plan. As a result of the restrictions on the issuance of stock by ITC contained in the Acquisition Agreement, less than 155.6 million shares of ITC common stock are expected to be outstanding on Closing. Therefore, if the Acquisition is completed, up to 117 million Common Shares will be issued as partial payment of the purchase price for the Acquisition, representing up to 41.5% of the current issued and outstanding Common Shares. Accordingly, the TSX requires that the Acquisition Share Issuance Resolution must be approved by an ordinary resolution of Shareholders, which requires a majority of the votes (50% + 1) cast by or on behalf of Shareholders, either in person or by proxy, at the Meeting or any adjournment or postponement thereof (“Shareholder Approval”).

The proposed Acquisition and the provisions of the Acquisition Agreement are the result of arm’s length negotiations conducted among representatives of Fortis, ITC, the ITC administrative committee and their respective legal and financial advisors. Based on current information available to Fortis, after the Acquisition no current shareholder of ITC will by virtue of the transaction own 10% or more of the Common Shares, and the Acquisition will not materially affect control of Fortis.

The TSX Manual and applicable Canadian securities legislation provide in certain instances that certain insiders or related parties are not entitled to vote on transactions that are required to be approved by a company’s security holders. To the knowledge of the directors and executive officers of Fortis, after reasonable inquiry, no votes attached to the Common Shares will be excluded in determining whether Shareholder Approval of the Acquisition Share Issuance Resolution has been obtained.

Fortis has applied to list the Consideration Shares on the TSX. Listing will be subject to Fortis fulfilling all of the requirements of the TSX. As described above, Fortis will not be able to satisfy the listing requirements of the TSX unless Shareholder Approval of the Acquisition Share Issuance Resolution is obtained.

New York Stock Exchange Listing and SEC Registration

It is a condition to the completion of the Acquisition that Fortis become a registrant with the United States Securities and Exchange Commission (the “SEC”) and have the Consideration Shares listed on the New York Stock Exchange (the “NYSE”). The issuance of the Consideration Shares to ITC shareholders requires Fortis to file the Registration Statement. Fortis will apply to list its Common Shares on the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the NYSE. Fortis expects that its Common Shares will commence trading on the NYSE at or prior to Closing under the symbol “FTS”.

Upon the effectiveness of the Registration Statement, Fortis will be a “reporting” company for purposes of U.S. federal securities laws and will become subject to ongoing reporting obligations in the United States and certain other requirements under SEC rules and regulations. On Closing, Fortis expects to continue to qualify as a “foreign private issuer” under applicable U.S. federal securities laws and satisfy the other eligibility requirements of the multi-jurisdictional disclosure system (“MJDS”) adopted by the SEC; however, Fortis could subsequently lose its status as a “foreign private issuer” and, consequently, its eligibility to use MJDS. For so long as it is eligible to use MJDS, Fortis will be entitled to substantially satisfy its U.S. reporting obligations by filing its Canadian continuous disclosure documents with the SEC under the cover of the applicable MJDS form. By listing its Common Shares, Fortis will also become subject to certain NYSE standards and rules, which impose additional corporate governance and other obligations on listed companies; however, as a foreign private issuer, Fortis would be permitted to instead follow Canadian governance practices to the extent that they differ. Despite its status as a foreign private issuer and eligibility to report using the MJDS forms, Fortis will be subject to a number of the disclosure and other requirements mandated by the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations adopted to effect these requirements. Among other things, these rules and regulations will require the Corporation’s auditor to attest to the effectiveness of the Corporation’s internal control over financial reporting (starting with the second annual report that Fortis files with the SEC after the effectiveness of the Registration Statement). This auditor’s attestation report is not required under Canadian securities laws. For a discussion of some of the associated risks, see “Schedule G — Risk Factors — Risk Factors Relating to the Acquisition”.

FORTIS

RECENT DEVELOPMENTS

Registration Statement Filed with the SEC

On March 17, 2016, Fortis filed the Registration Statement on Form F-4 with the SEC to register the issuance of Common Shares to ITC shareholders in connection with the Acquisition. The Registration Statement has not yet been declared effective by the SEC and is subject to review and comment by the SEC. The Registration Statement has been filed by Fortis on SEDAR and can be accessed at www.sedar.com, and any subsequent amendment to the Registration Statement will also be filed by Fortis on SEDAR. Fortis intends to issue a news release upon the Registration Statement having been declared effective by the SEC.

Litigation Relating to the Acquisition

Following announcement of the Acquisition, three putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders in Oakland County Circuit Court, State of Michigan. Paolo Guerra v. Albert Ernst, et al., was filed on February 26, 2016, Harvey Siegelman v. Joseph L. Welch, et al., was filed on March 2, 2016, and Alan Poland v. Fortis Inc., et al., was filed on March 4, 2016 (the “Complaints”). The Complaints name as defendants a combination of ITC and the individual members of the ITC board of directors, Fortis, FortisUS and Merger Sub. The Complaints generally allege, among other things, that (i) ITC’s directors breached their fiduciary duties in connection with the Acquisition Agreement (including, but not limited to, various alleged breaches of duties of good faith, loyalty, care and independence), (ii) ITC’s directors failed to take appropriate steps to maximize shareholder value and claims that the Acquisition Agreement contains several deal protection provisions that are unnecessarily preclusive and (iii) a combination of ITC, Fortis, FortisUS and Merger Sub aided and abetted the purported breaches of fiduciary duties. The Complaints seek class action certification and a variety of relief including, among other things, enjoining defendants from completing the proposed Acquisition, unspecified rescissory and costs, including compensatory damages, and attorneys’ fees and expenses.

On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the Complaints. On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al. The federal complaint names the same defendants (plus FortisUS), asserts the same general allegations and seeks the same types of relief as in the state court case.

Fortis, ITC and the ITC board of directors believe the lawsuits are without merit and intend to vigorously defend against them. Additional lawsuits arising out of or relating to the Acquisition Agreement or the Acquisition may be filed in the future.

Executive Appointment

On March 15, 2016, the Board approved the appointment of Mr. Jim Laurito to the position of Executive Vice President, Business Development effective April 1, 2016.

CAPITALIZATION

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of Fortis as at December 31, 2015:

•      on an actual basis; and

•                  on a pro forma basis, to give effect to the Acquisition (as if it had closed on December 31, 2015) and certain related adjustments.

The following table should be read together with the unaudited pro forma condensed consolidated financial statements, the respective historical audited consolidated financial statements of Fortis and ITC and the related management’s discussion and analysis.

The pro forma financial information in the table is derived from the unaudited pro forma condensed consolidated financial statements included in this Circular. This pro forma information is provided for illustrative purposes only and does not necessarily reflect what the consolidated capitalization of Fortis would have been on December 31, 2015 if the Acquisition had closed on that date. The pro forma adjustments applied to this information are based upon preliminary estimates, current available information and certain assumptions. It is expected that the actual adjustments will differ from these pro forma adjustments, and the differences may be material. See “Caution Regarding Pro Forma Financial Information”, “Special Note Regarding Forward-Looking Statements” and “Schedule G — Risk Factors”.

	As at December 31, 2015
	Actual	Pro Forma (1)(2)
	(in millions of Canadian dollars)

Cash and cash equivalents	$242	$261

Total debt and capital lease and finance obligations (3)	$12,192	$23,553
Shareholders’ equity
Common Shares (4)	5,867	10,636
Preference shares	1,820	1,820
Additional paid-in capital	14	14
Accumulated other comprehensive income	791	791
Retained earnings	1,388	1,256
Total capitalization (5)	$22,072	$38,070

(1)             After giving effect to the Acquisition and the related adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements, including the issuance by Fortis to shareholders of ITC of 113.8 million Consideration Shares and assumed funding of the Cash Purchase Price and the Acquisition-related expenses entirely from the proceeds of U.S. dollar-denominated senior unsecured notes to be issued by Fortis. ITC debt, which was approximately C$6.2 billion as at December 31, 2015, will become part of the consolidated indebtedness of Fortis on Closing. For purposes of this table, the assets and liabilities of ITC, which has a U.S. dollar functional currency, and the additional assumed U.S. dollar denominated financing have been translated at the exchange rate on December 31, 2015 set out in the unaudited pro forma condensed consolidated financial statements.

(2)             Does not reflect the Minority Investment or any other alternative financing for funding of the Cash Purchase Price and the Acquisition- related expenses. Fortis expects the Cash Purchase Price and the Acquisition-related expenses will be financed from a combination of one or more Prospective Offerings, the purchase price paid by the Minority Investors in connection with the Minority Investment and, if and to the extent necessary, the borrowing under the Acquisition Credit Facilities. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition”. In addition, this column does not give effect to any changes in the Common Shares, long-term debt or capital lease and finance obligations of Fortis between January 1, 2016 and March 18, 2016.

(3)             Includes long-term debt and capital lease and finance obligations, including the current portion, and short-term borrowings.

(4)             As at December 31, 2015, on an actual basis, there were 281.6 million Common Shares issued and outstanding. Fortis will issue up to 117 million Common Shares to ITC shareholders as partial consideration for the Acquisition. During the period from January 1, 2016 up to but excluding March 18, 2016, Fortis issued an aggregate of 1,480,139 Common Shares pursuant to the Corporation’s Dividend Reinvestment Plan, Consumer Share Purchase Plan, 2012 ESPP and upon the exercise of options granted pursuant to the 2012, 2006 and 2002 Stock Option Plans, for aggregate consideration of approximately C$48 million. An aggregate of 4,650,830 Common Shares were issuable upon the exercise of options outstanding at March 18, 2016.

(5)       Excludes non-controlling interests.

There have been no material changes to the share or loan capital of Fortis since December 31, 2015.

CREDIT RATINGS

In February 2016, following the announcement by Fortis that it had entered into the Acquisition Agreement with ITC, S&P affirmed the Corporation’s long-term corporate credit rating of A-, revised its unsecured debt credit rating to BBB+ from A- and revised its outlook on the Corporation to negative from stable. Similarly, in February 2016 DBRS placed the Corporation’s issuer rating and unsecured debt credit rating of A (low) under review with negative implications. The capital structure of Fortis is not expected to materially change as a result of the Acquisition; however, no assurance can be provided that a further ratings downgrade will not occur. Fortis expects that it will continue to have an investment-grade credit rating following completion of the Acquisition.

The credit ratings accorded to the Corporation and its unsecured debt by rating agencies are not a recommendation to buy, hold or sell the Corporation’s debt, since such ratings do not comment as to its market price or suitability for a particular investor. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are intended to be indicators of the likelihood of payment and of the capacity and willingness of the issuer to meet its financial commitment on an obligation in accordance with the terms of the obligation.

S&P’s long-term issuer credit ratings are on a scale that ranges from AAA to D, which represents the range from highest to lowest quality of the issuers rated. S&P’s A- rating category is the third highest of the ten major rating categories used by S&P. According to the S&P rating system, an issuer rated A has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories. S&P’s long-term debt credit ratings use a similar scale. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitment on the obligation. Ratings designations may be modified by the addition of a plus or minus. A plus or minus designation indicates the relative standing of the issuer or the debt, as applicable, within a category. S&P’s rating outlook assesses the potential direction that a rating may be headed over the immediate to longer-term, with outlooks falling into one of five categories: positive, negative, stable, developing or not meaningful. A negative outlook indicates that a rating may be lowered.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of the securities rated. The A rating category is the third highest of the ten major ratings categories used by DBRS. According to the DBRS rating system, debt securities rated A are of good credit quality and indicate that the capacity for the payment of financial obligations is considered substantial but that the instrument may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA category.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant and, if any such rating is so revised or withdrawn, Fortis is under no obligation to update this Circular. See “Schedule G — Risk Factors — Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation”.

BOARD OF DIRECTORS

NOMINEES FOR ELECTION AS DIRECTORS

This section provides information on each of the 12 persons nominated for election as director at the Meeting, including the background, experience, meeting attendance, other public board memberships and Fortis securities held. Based on questionnaires completed by each of the proposed nominees, the Board has determined that other than Mr. Perry, each nominee has no material relationship with Fortis and is, therefore, independent of Fortis. Mr. Perry is not independent because he is the President and Chief Executive Officer of Fortis. Each of the nominees was elected to his or her present term of office at the annual meeting of Shareholders held on May 7, 2015, with the exception of Mr. Zurel and Ms. Dilley, who are each being nominated for the first time.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Corporation.

TRACEY C. BALL

Corporate Director
Edmonton, Alberta	Expertise/Experience:
• Finance/Accounting
Age: 58	• Capital Markets
Director since: May 2014	• Governance and Risk
• Legal/Regulatory
Independent	• Senior Executive

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada. She currently serves on the City of Edmonton LRT Governance Board.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Canadian Chartered Professional Accountants of Canada, the Institute of Chartered Accountants of Alberta, and the Association of Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Institute of Chartered Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball was appointed to the Audit Committee on May 14, 2014. Ms. Ball serves as Chair of FortisAlberta Inc.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	11 of 12
Audit	5 of 5	2014	99.76%	0.24%
		2015	99.75%	0.25%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	350	3,234	C$	139,525	Applicable 2018
March 2016	4,950	7,284	C$	477,248	Yes (3.1x)

PIERRE J. BLOUIN

Corporate Director
Ile Bizard, Quebec	Expertise/Experience:
• Finance/Accounting
Age: 58	• Capital Markets
Director since: May 2015	• Public Policy and Government Relations
• Senior Executive
Independent	• Executive Compensation
• Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Entreprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada and a Fellow of the Institute of Canadian Bankers.

Mr. Blouin was appointed to the Human Resources Committee on May 7, 2015.

		Voting Results of 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	9 of 9 (3)
Human Resources	4 of 4 (4)	2015	99.81%	0.19%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016(2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	1,750	—	C$	68,128	Applicable 2019
March 2016	2,380	3,294	C$	221,343

PETER E. CASE

Corporate Director
Kingston, Ontario	Expertise/Experience:
• Finance/Accounting
Age: 61	• Capital Markets
Director since: May 2005	• Utilities/Energy
• Legal/Regulatory
Independent

Mr. Case retired in February 2003 as Executive Director, Institutional Equity Research at CIBC World Markets. During his 17 year career as senior investment analyst with CIBC World Markets and BMO Nesbitt Burns and its predecessors, Mr. Case’s coverage of Canadian and selected U.S. pipeline and energy utilities was consistently rated among the top in that sector.

Mr. Case graduated from Queen’s University with a Bachelor of Arts and an MBA and from Wycliffe College, University of Toronto, with a Master of Divinity.

Mr. Case was appointed Chair of the Audit Committee in March 2011 and was appointed to the Governance and Nominating Committee in May 2013. Mr. Case served on the Board of FortisOntario Inc. from 2003 through 2010 and as Chair of that Board from 2009 through 2010.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
Audit (Chair)	5 of 5	2014	99.73%	0.27%
Governance & Nominating	3 of 3	2015	99.03%	0.97%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	18,500	18,425	C$	1,437,490	Yes (6.4x)
March 2016	16,500	21,924	C$	1,498,920	Yes (8.6x)

MAURA J. CLARK Corporate Director New York, New York Age: 57 Director since: May 2015 Independent	Expertise/Experience: • Finance/Accounting • Capital Markets • Utilities/Energy • Senior Executive • International Business • Legal/Regulatory • Mergers and Acquisitions

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

Ms. Clark was appointed to the Audit Committee on May 7, 2015.

		Voting Results of 2015
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	9 of 9 (3)
Audit	3 of 3 (5)	2015	99.82%	0.18%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	—	—	—		Applicable 2019
March 2016	—	2,115	C$	82,506

MARGARITA K. DILLEY Corporate Director Washington, D.C. Age: 58 Director since: New Nominee Independent	Expertise/Experience: • Finance/Accounting • Governance and Risk Management • Capital Markets • Utilities/Energy • Senior Executive • International Business • Mergers and Acquisitions

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development as well as Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley serves as the Chair of the Board of CH Energy Group, Inc.

Board / Committee Membership	Attendance
New Nominee	N/A

Securities Held (1) and Total Market Value as at March 18, 2016 (2)

Year	Common Shares	DSUs	Market Value of Securities	Meets Share Ownership Target
2016	—	—	—	Applicable 2020

IDA J. GOODREAU

Corporate Director
Vancouver, British Columbia	Expertise/Experience:
• Senior Executive
Age: 64	• Executive Compensation
Director since: May 2009	• Governance and Risk Management

Independent

Ms. Goodreau is past President and Chief Executive Officer of LifeLabs. Prior to joining LifeLabs in March 2009, Ms. Goodreau served as President and Chief Executive Officer of Vancouver Coastal Health Authority from 2002. She has held senior leadership roles in several Canadian and international pulp and paper and natural gas companies.

Ms. Goodreau graduated from the University of Windsor with a Bachelor of Commerce, Honours, and an MBA, and from the University of Western Ontario with a Bachelor of Arts (English and Economics).

Ms. Goodreau serves on the Human Resources Committee and was appointed to the Governance and Nominating Committee in May 2015. She serves as a director of FortisBC Energy Inc. and FortisBC Inc. and is Chair of those companies’ Governance Committees.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
Human Resources	8 of 8	2014	98.92%	1.08%
Governance and Nominating	2 of 2 (6)	2015	97.94%	2.06%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	—	21,451	C$	835,087	Yes (5.8x)
March 2016	—	25,068	C$	977,903	Yes (6.3x)

DOUGLAS J. HAUGHEY

Corporate Director
Calgary, Alberta	Expertise/Experience:
• Finance/Accounting
Age: 59	• Utilities/Energy
Director since: May 2009	• Senior Executive
• Executive Compensation
Independent	• Governance and Risk Management
• Mergers and Acquisitions

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies. He had overall responsibility for its western Canadian natural gas midstream business, was President and Chief Executive Officer of Spectra Energy Income Fund and also led Spectra’s strategic development and mergers and acquisitions teams based in Houston, Texas.

Mr. Haughey graduated from the University of Regina with a Bachelor of Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey serves on the Audit Committee and the Human Resources Committee and was appointed chair of the Human Resources Committee in March 2015. He serves on the Board of Directors of FortisAlberta Inc. and served as Chair of that Board from 2003 to February 2016.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
Audit	5 of 5	2014	99.70%	0.30%
Human Resources (Chair)	8 of 8	2015	98.67%	1.33%

Securities Held (1) and Total Market Value as at March 20, 2015and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	10,000	13,261	C$	905,551	Yes (6.2x)
March 2016	10,000	16,559	C$	1,036,067	Yes (6.2x)

R. HARRY McWATTERS

President,
Vintage Consulting Group Inc.
Summerland, British Columbia	Expertise/Experience:
• Public Policy and Government Relations
Age: 70	• Senior Executive
Director since: May 2007	• Governance and Risk Management

Independent

Mr. McWatters is President of Vintage Consulting Group Inc., Harry McWatters Inc., and Encore Vineyards Ltd., all of which are engaged in various aspects of the British Columbia wine industry. He is the founder and past President of Sumac Ridge Estate Wine Group.

Mr. McWatters serves on the Governance and Nominating Committee. He is a former director of FortisBC Holdings Inc. and FortisBC Inc., where he served as Chair from 2006 through 2010.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
Governance & Nominating	3 of 3	2014	99.41%	0.59%
		2015	99.69%	0.31%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	1,100	25,588	C$	1,038,964	Yes (7.2x)
March 2016	1,100	29,367	C$	1,188,518	Yes (7.7x)

RONALD D. MUNKLEY

Corporate Director
Mississauga, Ontario	Expertise/Experience:
• Finance/Accounting
Age: 70	• Capital Markets
Director since: May 2009	• Utilities/Energy
• Senior Executive
Independent	• Executive Compensation
• Governance and Risk Management
• Legal/Regulatory
• Mergers and Acquisitions

Mr. Munkley retired in April 2009 as Vice Chairman and Head of the Power and Utility Business of CIBC World Markets. While there he acted as lead advisor on over 175 capital markets and strategic and advisory assignments for North American Utility clients. Prior to that he was COO at Enbridge Inc. and Chairman of Enbridge Consumer Gas. Previously he was President and CEO of Consumer Gas where he led the company through deregulation and restructuring in the 1990s.

Mr. Munkley graduated from Queen’s University with a Bachelor of Science (Engineering), Honours. He is a professional engineer and has completed the Executive and Senior Executive Programs of the University of Western Ontario and the Partners, Directors and Senior Officers Certificate of the Canadian Securities Institute.

Mr. Munkley was appointed Chair of the Governance and Nominating Committee on May 14, 2014 and also serves on the Human Resources Committee.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
Human Resources	8 of 8	2014	99.64%	0.36%
Governance & Nominating (Chair)	3 of 3	2015	98.67%	1.33%

Securities Held (1) and Total Market Value as at March 20, 2015 and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	12,000	13,261	C$	983,411	Yes (6.8x)
March 2016	12,000	16,559	C$	1,114,087	Yes (6.6x)

DAVID G. NORRIS

Corporate Director
St. John’s, Newfoundland and
Labrador	Expertise/Experience:
• Finance/Accounting
Age: 68	• Public Policy and Government Relations
• Senior Executive
Director since: May 2005	• Executive Compensation
• Governance and Risk Management
Independent	• Mergers and Acquisitions

Mr. Norris was a financial and management consultant from 2001 until his retirement in December 2013. Prior to that he was Executive Vice President, Finance and Business Development of Fishery Products International Limited. Previously, he held Deputy Minister positions with the Department of Finance and Treasury Board of the Government of Newfoundland and Labrador.

Mr. Norris graduated from Memorial University of Newfoundland with a Bachelor of Commerce, Honours, and from McMaster University with an MBA.

Mr. Norris was appointed Chair of the Board of Fortis in December 2010 and serves on all Board Committees. He served as Chair of the Audit Committee from May 2006 through March 2011. He served as a director of Newfoundland Power Inc. from 2003 through 2010 and served as Chair of that Board from 2006 through 2010. Mr. Norris served as a director of Fortis Properties Corporation from 2006 through 2010.

		Voting Results of 2014 and 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors (Chair)	12 of 12
Audit	5 of 5	2014	99.57%	0.43%
Human Resources	8 of 8	2015	97.89%	2.11%
Governance & Nominating	3 of 3

Securities Held (1) and Total Market Value as at March 20, 2015and March 18, 2016 (2)

Date	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
March 2015	13,265	41,055	C$	2,114,678	Yes (7.3x)
March 2016	13,477	46,603	C$	2,343,721	Yes (7.1x)

BARRY V. PERRY

President and Chief Executive Officer Fortis Inc.
St. John’s, Newfoundland and Labrador

Age: 51
Director since: January 2015

Not Independent

Mr. Perry is President and Chief Executive Officer of Fortis. Prior to his current position at Fortis, Mr. Perry served as President from June 30, 2014 to December 31, 2014 and prior to that served as Vice President, Finance and Chief Financial Officer of the Corporation since 2004. Mr. Perry joined the Fortis organization in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power Inc.

He graduated from Memorial University of Newfoundland with a Bachelor of Commerce and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

Mr. Perry serves as a director of Fortis utility subsidiaries in Alberta, British Columbia, Arizona, and New York.

		Voting Results of 2015 Annual Meeting
Board / Committee Membership	2015 Attendance	Year	For	Withheld
Board of Directors	12 of 12
		2015	99.44%	0.56%
Securities Held (7)

JO MARK ZUREL

President,
Stonebridge Capital Inc.	Expertise/Experience:
St. John’s, Newfoundland and Labrador	• Finance/Accounting • Capital Markets • Senior Executive • Governance and Risk Management • Mergers and Acquisitions

Age: 52
Director since: New Nominee

Independent

Mr. Zurel is President of Stonebridge Capital Inc., a private investment company, and a Corporate Director. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel has served on several private and public sector boards, including Major Drilling Group International Inc., the Canada Pension Plan Investment Board and Fronteer Gold Inc. He also serves on the boards of a private company and several not for profit organizations.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

He has served as a director of Newfoundland Power Inc. since 2008 and as Chair of that Board since 2012.

Board / Committee Membership	Attendance
New Nominee	N/A

Securities Held (1) and Total Market Value as at March 18, 2016 (2)

Year	Common Shares	DSUs	Market Value of Securities		Meets Share Ownership Target
2016	9,949	0	C$	388,110	N/A

(1)                           Represents Common Shares and/or Deferred Share Units (“DSUs”), beneficially owned, controlled or directed, directly or indirectly. This information has been furnished by the respective nominee. Additional details can be found in the “Report On Director Compensation” section starting on page 57 of this Circular.

(2)                           Calculated using the closing price of Common Shares on the TSX as at March 20, 2015 of C$38.93 and as at March 18, 2016 of C$39.01.

(3)                           There were three meetings of the Board in 2015 prior to Ms. Clark and Messrs. Blouin and Bonavia being elected to the Board.

(4)                           There were four meetings of the Human Resource Committee in 2015 prior to Mr. Blouin being appointed to that Committee. Mr. Blouin has attended all meetings of the Human Resource Committee since his appointment.

(5)                           There were two meetings of the Audit Committee in 2015 prior to Ms. Clark being appointed to the Committee. Ms. Clark has attended all meetings of the Audit Committee since her appointment.

(6)                           There was one meeting of the Governance and Nominating Committee in 2015 prior to Ms. Goodreau being appointed to that Committee. Ms. Goodreau has attended all meetings of the Governance and Nominating Committee since her appointment.

(7)                           Options are granted to Mr. Perry in his capacity as President and CEO of Fortis and are detailed on page 100 of this Circular. Mr. Perry does not receive any compensation for his role as a director of the Corporation.

OVERALL ATTENDANCE IN 2015

Below is a summary of attendance by all directors at Board and Committee meetings held during 2015. The Meeting attendance for each current nominee is reported above in their respective biographies under the heading “Nominees for Election as Directors” and summarized below in the table “2015 Attendance Record of Non-Executive Directors Standing for Re-Election”.

	Number of	Attendance at
Board/Committee	Meetings	all Meetings
Board	12	96%
Audit Committee	5	97%
Human Resources Committee	8	100%
Governance and Nominating Committee	3	100%
Total number of meetings held	28	97%

Fortis believes that an active board governs more effectively. We expect that directors attend all regularly scheduled meetings of the Board, all regularly scheduled meetings of committees of which they are members, and the annual meeting of Shareholders. While we recognize that the short notice of special Board meetings may sometimes conflict with directors’ schedules, the directors are expected to use reasonable efforts to attend all special meetings of the Board. Directors may participate by teleconference if they are unable to attend in person.

The tables below summarizes the number of Board and committee meetings attended by each non-executive director during 2015.

2015 Attendance Record of Non -Executive Directors Standing for Re-Election

					Total Board and
	Board Meetings		Committee Meetings		Committee Meetings
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
T.C. Ball	11 of 12	92%	5 of 5	100%	16 of 17	94%
P.J. Blouin	9 of 9	100%	4 of 4	100%	13 of 13	100%
P.E. Case	12 of 12	100%	8 of 8	100%	20 of 20	100%
M.J. Clark	9 of 9	100%	3 of 3	100%	12 of 12	100%
I.J. Goodreau	12 of 12	100%	10 of 10	100%	22 of 22	100%
D.J. Haughey	12 of 12	100%	13 of 13	100%	25 of 25	100%
R.H. McWatters	12 of 12	100%	3 of 3	100%	15 of 15	100%
R.D. Munkley	12 of 12	100%	11 of 11	100%	23 of 23	100%
D.G. Norris	12 of 12	100%	16 of 16	100%	28 of 28	100%

2015 Attendance Record of Non-Executive Directors Not Standing for Re-Election

					Total Board and
	Board Meetings		Committee Meetings (1)		Committee Meetings
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
P.J. Bonavia	11 of 12	92%	—	—	11 of 12	92%

(1) Mr. Bonavia was not a member of any committee as he was considered non-independent.

ADDITIONAL DISCLOSURE RELATED TO DIRECTORS

Within the 10-year period ended March 18, 2016, Fortis is not aware of any proposed director of Fortis who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, (i) became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

MAJORITY VOTING FOR DIRECTORS

Fortis has adopted a Majority Voting Policy which stipulates that if any nominee for director receives, from the Common Shares voted at an annual meeting, a greater number of votes “withheld” than “for” his or her election, such director must immediately tender his or her resignation to the Chair. Any such resignation will take effect on acceptance by the Board. The Governance and Nominating Committee will expeditiously consider the director’s offer to resign and recommend to the Board whether such resignation should be accepted. The Board shall accept such resignation absent exceptional circumstances that would warrant the director to continue to serve on the Board, as determined by the Board in accordance with its fiduciary duties to the Corporation and its shareholders. Within 90 days of the annual meeting, the Board will make a final decision on the proposed resignation and announce it by way of media release. If the Board declines to accept the resignation, the media release shall fully state the reasons for that decision. Any director who tenders his or her resignation will not participate in the deliberations of the Governance and Nominating Committee or the Board relating to his or her resignation. This Majority Voting Policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected.

REPORT ON DIRECTOR COMPENSATION

Principles of Director Compensation

The compensation of non-executive directors is intended to attract and retain highly qualified individuals with the capability to meet the responsibilities of the Board and to closely align directors’ interests with those of shareholders. Non-executive directors receive a significant portion of their compensation in the form of DSUs and are subject to minimum share ownership requirements to promote long-term alignment with shareholder interest. Non-executive directors have not received stock options since 2006.

Benchmarking

Non-executive director compensation is reviewed annually by the Governance and Nominating Committee to ensure that it is reasonable in light of the time required from directors and aligns directors’ interests with those of shareholders. When reviewing director compensation in 2014, the Governance and Nominating Committee engaged Willis Towers Watson (“Towers Watson”) to assess the Corporation’s compensation of non-executive directors against a comparator group of 36 publicly traded North American utility companies having regard to the workload, responsibilities and expectations on directors, and trends in director compensation. Having regard to these considerations, Towers Watson concluded that the Corporation’s total non-executive director compensation was positioned below the 50th percentile of the Corporation’s peer group. Based on the Governance and Nominating Committee’s input and recommendation, the Board approved the following changes in director compensation for 2015 and 2016.

					Approved changes for
	2014				2015				2016
Position	Retainer		DSU grant		Retainer		DSU grant		Retainer		DSU grant
Non-Executive Board Chair	C$	170,000	C$	120,000	C$	190,000	C$	140,000	C$	205,000	C$	155,000
Directors	C$	50,000	C$	95,000	C$	55,000	C$	100,000	C$	60,000	C$	105,000

Following the above changes, the Corporation’s non-executive director compensation remains below the 50th percentile of the Corporation’s peer group.

Components of Director Compensation

During 2015, annual compensation for directors, other than Mr. Perry, consisted of:

(i)                                     an annual cash retainer;

(ii)                                     meeting attendance fees (other than Mr. Norris as independent Chair of the Board); and

(iii)                                      a grant of DSUs.

Each of these components of director compensation is described in more detail below. Fortis does not provide option-based compensation, non-equity based incentive compensation or a pension program to its directors. The following table summarizes the director fee schedule for 2015 as compared to the previous two years:

Compensation Type	2015		2014		2013

Annual Non-Executive Board Chair Retainer (cash or optional DSUs)	C$	190,000	C$	170,000	C$	170,000
Annual Director Retainer (cash or optional DSUs) (1)	C$	55,000	C$	50,000	C$	50,000
Annual Audit Committee Chair Retainer (cash or optional DSUs)	C$	20,000	C$	20,000	C$	20,000
Annual Human Resources and Governance and Nominating Committee Chair Retainers (cash or optional DSUs)	C$	15,000	C$	15,000	C$	15,000
Annual Non-Executive Board Chair Share-Based Compensation (mandatory DSUs)	C$	140,000	C$	120,000	C$	120,000
Annual Share-Based Compensation (mandatory DSUs)	C$	100,000	C$	95,000	C$	95,000
Board and Committee Meeting Attendance Fee (cash) (1)(2)	C$	1,500	C$	1,500	C$	1,500

(1)                  US resident directors are paid in US$.

(2)                  Since January 1, 2013, the Chair of the Board has not received meeting fees.

The following table details the director compensation for 2015:

Individual Director Compensation — 2015

		Share-Based
	Fees	Awards	All Other
	Earned (1)	(DSUs) (2)	Compensation (3)		Total
	C$	C$	C$		C$
Tracey C. Ball	24,000	155,000	57,764		236,764
Pierre J. Blouin	29,310	77,500	1,173		107,983
Paul J. Bonavia	27,523	77,500	7,401	(4)	112,424
Peter E. Case	105,000	100,000	27,272		232,272
Maura J. Clark	71,803	50,000	757		122,560
Frank J. Crothers (5)	25,341	50,000	29,542		104,883
Ida J. Goodreau	88,000	100,000	97,014		285,014
Douglas J. Haughey	105,000	100,000	95,032		300,032
R. Harry McWatters	77,500	100,000	37,315		214,815
Ronald D. Munkley	104,500	100,000	20,032		224,532
David G. Norris	190,000	140,000	59,576		389,576
Michael A. Pavey (6)	17,750	25,000	37,210		79,690
Barry V. Perry (7)	—	—	—		—
Total	865,727	1,075,000	470,088		2,410,545

(1)                  These amounts include all cash fees earned for services as a director of Fortis, including annual director and committee chair retainers and meeting fees, where applicable. For US resident directors, all cash fees are paid in U.S. dollars and reported in Canadian dollar equivalent.

(2)                  These amounts represent the annual share-based compensation in the form of DSUs granted to a director of Fortis. These include both the mandatory equity component of the annual retainer of C$100,000 for a director and C$140,000 for the Chair of the Board and an optional component of the annual director retainer or committee chair retainer paid in DSUs rather than in cash at the election of the director. The amounts represent the cash equivalent at the time of issue. The cumulative DSU holdings of participants also increased through the notional reinvestment of dividends on their outstanding DSUs.

(3)                  These amounts include the value of notional reinvestment of dividends earned on outstanding DSUs on dividend payment dates, as well as all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of the payor subsidiary and other amounts paid to or for the benefit of directors. In the case of Mr. Crothers, director fees of US$7,000 were paid by Caribbean Utilities Company, Ltd. in U.S. dollars and converted into Canadian dollars at an average annual exchange rate of US$1.00 = C$1.2788.

(4)                  Mr. Bonavia was paid US$5,000 prior to joining the Board pursuant to an engagement with the Corporation.

(5)                  Mr. Crothers retired from the Board on May 7, 2015.

(6)                  Mr. Pavey passed away in February 2015.

(7)                  In his role as CEO, Mr. Perry did not receive compensation as a director of Fortis. Director fees paid to Mr. Perry from subsidiaries of Fortis are reported in footnote (5) of the Summary Compensation Table on page 107 of this Circular.

The following table details the share-based awards held by each director as at December 31, 2015:

Outstanding Share-Based Awards Table (1)

(as at December 31, 2015)

			Market or payout
	Number of shares or	Market or payout value of	value of vested share-
	units that have not	share-based awards that have	based awards not paid
	vested (2)	not vested (2) (3)	out or distributed
Name	(#)	(C$)	(C$)

Tracey C. Ball	6,517	243,816	—
Pierre J. Blouin	2,169	81,136
Paul J. Bonavia	2,169	81,136
Peter E. Case	21,015	786,153	—
Maura J. Clark	1,399	52,346
Frank J. Crothers (4)	—	—	—
Ida J. Goodreau	24,127	902,607	—
Douglas J. Haughey	15,702	587,414	—
R. Harry McWatters	28,385	1,061,869	—
Ronald D. Munkley	15,702	587,414	—
David G. Norris	45,121	1,687,960	—
Michael A. Pavey (5)	—	—	204,127
Barry V. Perry (6)	—	—	—
Total	162,306	6,071,851	204,127

(1)                  Stock options and related option-based share-based awards have not been granted to directors since 2006. As of December 31, 2015, no director other than Mr. Perry holds Fortis stock options.

(2)                  The DSUs are vested upon being granted but are not redeemable until the director has ceased to be a director.

(3)                  Calculated by multiplying the number of share-based awards that have not vested by the closing price of the Common Shares on the TSX as at December 31, 2015 of C$37.41.

(4)                  Mr. Crothers retired from the Board on May 7, 2015. As of December 31, 2015, he no longer held DSUs.

(5)                  Mr. Pavey passed away in February 2015.

(6)                  In his role as CEO, Mr. Perry did not receive compensation as a director of Fortis. Director fees paid to Mr. Perry from subsidiaries of Fortis are reported in footnote (5) of the Summary Compensation Table on page 107 of this Circular.

DIRECTORS DEFERRED SHARE UNIT PLAN

The Board introduced a Directors Deferred Share Unit Plan in 2004 as a vehicle for directors to elect to receive their annual retainer in DSUs rather than cash. Each DSU represents a notional interest in a Common Share and no payment or other redemption of a DSU may be made prior to the retirement of the holder from the Board, or any other role with Fortis. This plan also allowed the Board to determine, from time to time, that special circumstances exist to justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

During 2006, the Board elected to discontinue the grant of stock options to directors and initiated an annual grant of DSUs as the equity component of director compensation to more closely align director interests with those of Shareholders. Effective January 1, 2013, the Board adopted an amended and restated DSU Plan (“DSU Plan”), which provides for equal quarterly grants of the equity component of director compensation (“Mandatory DSUs”) and any optional DSUs received in lieu of their cash Board retainer at the election of the individual director (“Optional DSUs”). The DSU Plan also extended the final date for payout upon retirement from 15 March to 15 December of the year following retirement or termination of any other relationship with Fortis and increased the maximum number of payouts to a retiring director from two to four.

Mandatory DSUs and Optional DSUs are credited, as applicable, on the first day of each calendar quarter during the year by dividing one fourth of the applicable retainer by the Market Price of Common Shares on the date of the grant. The “Market Price” of a Common Share is the volume weighted average trading price of Common Shares determined by dividing the total value of the Common Shares traded on the TSX during the five trading days immediately preceding the determination date by the total volume of the Common Shares traded on the TSX on the relevant trading days. Directors also receive DSUs on each dividend payment date, as each DSU entitles the holder to a notional dividend which is notionally reinvested in additional DSUs pursuant to the terms of the plan.

On January 1, 2016, the Chair of the Board and each of the independent directors were granted 1,027 and 696 Mandatory DSUs, respectively, at a Market Price of C$37.7229. In 2015, three directors elected to receive Optional DSUs and received DSUs equivalent to their respective annual Board retainer as described in the following table.

Optional DSUs
Director	equivalent received in 2015
T.C. Ball	1,464
P.J. Blouin	758
P.J. Bonavia	758

Upon retirement from the Board or other relationship with the Corporation, a director will receive cash payment(s) in respect of the redemption of DSUs in their DSU account in up to four instalments. All such redemptions must be made prior to December 15th of the first calendar year following the year of retirement. Directors are entitled to elect a percentage of their DSUs to be redeemed on each elected redemption date. The amount of any payment is determined by multiplying the number of DSUs redeemed on such date by the Market Price as of such date. DSUs continue to attract notional dividends until redeemed.

DIRECTOR EQUITY OWNERSHIP

The Board has a policy requiring directors to acquire Common Shares and/or DSUs equivalent in value to three times their annual retainer (inclusive of Mandatory DSUs) within four years from the date of first election to the Board. As of the date of this Circular, all of the nominees meet the Corporation’s share ownership requirements of the policy. First-time nominees Margarita K. Dilley and Jo Mark Zurel, if elected, will each have until 2020 to satisfy the share ownership requirement. Maura J. Clark and Pierre J. Blouin were each elected as a director on May 7, 2015 and have until 2019 to satisfy the share ownership requirement. Tracey C. Ball was elected as a director on May 14, 2014 and had until 2018 to satisfy the share ownership requirement, but reached the requirement in 2015.

The following table shows the Common Share and DSU holdings of each of the director nominees as at March 18, 2016 and their comparable holdings for the previous year:

									Multiple of
	Equity Ownership		Equity Ownership		Net Change in		Market Value		2015	Year to Meet
	March 18, 2016		March 20, 2015		Equity Ownership		of Equity		Annual	Share
	Common		Common		Common		Ownership		Retainer	Ownership
Director (1)	Shares	DSUs	Shares	DSUs	Shares	DSUs	March 18, 2016 (2)		(x)	Requirement
T.C. Ball (3)	4,950	7,284	350	3,234	4,600	4,050	C$	477,248	3.1	2018
P.J. Blouin (4)	2,380	3,294	1,750	—	630	3,294	C$	221,343	2.6	2019
P.E. Case	16,500	21,924	18,500	18,425	(2,000)	3,499	C$	1,498.920	8.6	—
M.J. Clark (4)	—	2,115	—	—	—	2,115	C$	82,506	1.0	2019
M.K. Dilley(5)	—	—	—	—	—	—	—		—	2020
I.J. Goodreau	—	25,068	—	21,450	—	3,168	C$	977,903	6.3	—
D.J. Haughey	10,000	16,559	10,000	13,261	—	3,298	C$	1,036,067	6.2	—
R.H. McWatters	1,100	29,367	1,100	25,588	—	3,779	C$	1,188,518	7.7	—
R.D. Munkley	12,000	16,559	12,000	13,261	—	3,298	C$	1,114,087	6.6	—
D.G. Norris	13,477	46,603	13,265	41,055	212	5,548	C$	2,343,721	7.1	—
J.M. Zurel (5)	9,949	—	—	—	9,949	—	C$	388,110	—	2020

(1)                  Mr. Perry’s equity ownership is not reported here as he does not receive compensation as a director of Fortis. Mr. Perry is compensated as President and CEO of Fortis and his Common Share ownership value as a multiple of his 2015 base salary is outlined on page 103 of this Circular.

(2)                  Calculated using the closing price of Common Shares on the TSX as at March 18, 2016 of C$39.01.

(3)                  Ms. Ball was elected as a director on May 14, 2014.

(4)                  Mr. Blouin and Ms. Clark were each elected as a director on May 7, 2015.

(5)                  Mr. Zurel and Ms. Dilley are first-time nominees to the Board.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Directors’ and officers’ liability insurance has been purchased for the benefit of the directors and officers of Fortis. This policy is renewable effective 1 July each year. The premium for such insurance for 2015 was C$342,505. The insurance coverage obtained under the current policy is C$125,000,000 in respect of any one incident, subject to a C$250,000 deductible for securities claims and a C$100,000 deductible for other claims.

REPORT ON CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

The Board and the management of Fortis acknowledge the critical importance of good corporate governance practices in the proper conduct of the affairs of the Corporation. The Corporation’s governance framework is routinely reviewed and examined against evolving best practices and to ensure that the Board continues to effectively oversee the management and business affairs of the Corporation. The Corporation’s corporate governance practices comply with the Corporate Governance Guidelines promulgated in National Policy 58-201 — Corporate Governance Guidelines.

Schedule B of this Circular contains a detailed description of the Corporation’s corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators and the Toronto Stock Exchange.

A list of the Corporation’s key corporate governance policies and strengths include the following:

BOARD AND GOVERNANCE INFORMATION

Size of Board	12*
Number of Independent Directors	11 (92%)*
Fully Independent Audit, Human Resources and Governance and Nominating Committees	YES
Annual Election of Directors	YES
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & CEO	YES
Independent Chair	YES
In Camera Sessions of Independent Directors	YES
Share Ownership Policies for Directors and Executives	YES
Board Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Dual-Class Shares	NO
Compensation Claw-back Policy	YES
Diversity Policy	YES

* Effective following the Meeting, assuming the election of all director nominees.

BOARD COMPOSITION AND SUCCESSION

The Governance and Nominating Committee annually reviews the current profile of the Board, including average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The Board is focused on striking a balance between the need to have experienced directors that have a depth of institutional knowledge while also understanding the need for renewal and new perspectives.

The table below summarizes information regarding the age, tenure and areas of expertise of the director nominees set out in the “Nominees For Election As Director” section of this Circular, commencing on page 43. These factors, together with experience, gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity among Board members are considered by the Governance and Nominating Committee when assessing issues related to Board composition and renewal.

	Age			Tenure at Fortis		Areas of Expertise
Name	Under 60	60-65	66-72	1-6 Years	7-12 Years	Finance/ Accounting	Capital Markets	Utilities/ Energy	Public Policy & Government Relations	Senior Executive	Executive Compensation	Governance & Risk Management	International Business	Legal / Regulatory	Mergers & Acquisitions
T.C. Ball	X			X		X	X			X		X		X
P.J. Blouin	X			X		X	X		X	X	X			X
P.E. Case		X			X	X	X	X						X
M.J. Clark	X			X		X	X	X		X			X	X	X
M. Dilley (1)	X					X	X	X		X		X	X
I.J. Goodreau		X			X					X	X	X
D.J. Haughey	X				X	X		X		X	X	X			X
R.H. McWatters			X		X				X	X
R.D. Munkley			X		X	X	X	X		X	X	X		X	X
D.G. Norris (Chair)			X		X	X			X	X	X	X			X
J. M. Zurel (1)	X					X	X			X	X	X	X		X

(1)           New nominee

Diversity

In 2015, Fortis adopted a Diversity Policy that describes the principles underlying the Corporation’s approach to diversity and its objectives with respect to diversity among its leadership team at the Board and executive level. The Corporation believes that having a diverse Board enhances Board operations, and diversity is among the factors that the Corporation considers when evaluating the composition of the Board. The Diversity Policy does not establish fixed targets regarding gender representation on the Board or in executive officer positions. It is the Board’s belief that establishing quotas or a formulaic approach does not necessarily result in the identification or selection of the best candidates. Rather, selection is made per the criteria set out above, with a commitment to increase female representation on the Board and at the executive level. The Corporation believes that the current nominees reflect a diverse group of talented individuals, which includes four females who collectively represent 33% of the nominees for election as directors. The Corporation is committed to continuing to consider diversity issues in evaluating the composition of the Board and the Governance and Nominating Committee is responsible for regularly reviewing and monitoring performance with the Diversity Policy.

Additional information on the Diversity Policy is also provided in the section titled “Leadership Succession Oversight” on page 67.

Director Tenure Policy

The Board believes that it is in the best interests of the Corporation to limit the term of directors, helping to ensure independence, a diversity of views and fresh insight. In 2015, the Board reviewed its director tenure policy and elected to extend the policy’s upper age limit from 70 to 72 years old, consistent with the median upper age limit among TSX 60 companies that have a similar age limit policy. The Board policy in respect of the tenure of directors provides that directors are elected for a term of one year and, except in exceptional circumstances as determined by the Board, will be eligible for re-election until the annual meeting of Shareholders next following the earlier of the date on which they achieve age 72 or the 12th anniversary of their initial election to the Board. The policy does not apply to Mr. Perry whose service on the Board is related to his tenure as President and CEO.

Director Assessment

In addition to its policy in respect of tenure of directors which facilitates timely Board renewal, the Board also carries out a robust annual assessment process of the Board and for each director. Led by the Governance and Nominating Committee, together with the Chair of the Board, an annual assessment is carried out on the Board, the committees, the Chair and each director. The annual assessment process includes a survey to be completed by each director on the effectiveness of the Board, its members, the committees, and the Board’s relationship with management. The annual assessment also includes one-on-one meetings with the Chair, during which the Chair conducts peer evaluation interviews and solicits general feedback. A meeting of the directors without the Chair present is held to discuss the Chair’s performance. This assessment process augments the structured renewal process afforded by the Corporation’s policy in respect of tenure of directors. See “Governance and Nominating Committee” on page 72 for a further discussion on the annual director assessment process undertaken by the Corporation.

Board Succession

In identifying new candidates for nomination to the Board, the Governance and Nominating Committee reviews the skill, experience and diversity characteristics of the directors, having regard to the Corporation’s policies and projected retirements, and oversees a director recruitment search and nomination process. In 2014, the Governance and Nominating Committee engaged SpencerStuart to aid in the identification of potential director candidates. In addition, since Fortis requires that boards of its significant utility subsidiaries be comprised of a majority of diverse independent directors, the Corporation has a pool of prospective nominees in a comparable environment in which it is able to observe the performance and assess the suitability for service on the Board. Subsidiary boards have been the source of seven of our nominees for election as directors, including the new nominees Margarita K. Dilley and Jo Mark Zurel.

BOARD INDEPENDENCE AND OPERATION

The Articles of Fortis provide for a minimum of 3 and a maximum of 15 directors. There are currently 12 nominees for election as directors. The Board has concluded that 11 of the 12 nominees for election as directors as outlined in the “Board of Directors” section of this Circular are independent under the applicable definition in National Instrument 52-110 — Audit Committees. Mr. Norris, the current Chair of the Board, is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the Board. Mr. Perry is not independent because he is the President and Chief Executive Officer of Fortis.

Currently, there are no instances where directors of Fortis jointly serve as directors on the same board of another reporting issuer, other than a subsidiary of Fortis. The following table lists directors who serve on the boards of reporting issuers, other than subsidiaries of Fortis, together with their committee involvement on such boards:

Director	Reporting Issuer	Committee
M.J. Clark	Elizabeth Arden, Inc. Agrium Inc.	Audit (Chair); Nominating and Corporate Governance
D.J. Haughey	Keyera Corporation (Lead Director)	Compensation and Governance
R.D. Munkley	Bird Construction Inc.	Audit; Personnel and Safety
J.M. Zurel	Highland Copper Company Inc.	Audit (Chair), Compensation
	Major Drilling Group International Inc.	Audit (Chair), Compensation

The Board has three standing committees, appointed from amongst its independent members: the Audit Committee, the Human Resources Committee, and the Governance and Nominating Committee. Fortis does not have an executive committee of the Board. Each of the committees has a written mandate which sets out the activities or areas of Fortis business to which the committee is required to devote its attention. All committees are currently composed of independent and unrelated directors.

Mr. Perry attends Committee meetings in his capacity as President and CEO of Fortis at the invitation of the Committees and is not a member of any of the committees. The Board and each of the Committees meet in camera, without the attendance of members of management, at each meeting.

The Committee mandates authorize each Fortis committee to, in its sole discretion, engage external advisors as necessary at the expense of Fortis. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements. All changes to committee mandates from time to time are approved by both the Governance and Nominating Committee and the Board. The mandate of each Committee was reviewed in 2014 and amendments were made effective January 1, 2015. The Human Resources Committee Mandate was further reviewed in 2015 and amended effective January 1, 2016. The review and amendments to the Human Resources Committee Mandate aim to improve executive compensation oversight and enhances the effective operation of the Human Resources Committee.

The stewardship of the Corporation is primarily the responsibility of the Board and three standing Committees of the Board, which work closely with the President and Chief Executive Officer who has primary responsibility for executive leadership and operational management of the Corporation. The Board is responsible for ensuring effective leadership, and for providing oversight in several key areas, including strategy, leadership and succession planning, risk management and corporate governance. The Board is assisted in carrying out its stewardship of the Corporation by the corporate structure of Fortis as a holding company of substantially autonomous operating subsidiaries. Each of the significant operating subsidiaries is governed by its own board of directors composed of a majority of independent directors. Subsidiary boards also generally include the subsidiary’s CEO to contribute operating expertise and one or more directors or officers of Fortis. This structure ensures that subsidiary boards exercise effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Most of the Corporation’s significant operating subsidiaries, including FortisBC Energy Inc., FortisBC Inc., FortisAlberta Inc., Newfoundland Power Inc., Caribbean Utilities Company, Limited and Tucson Electric Power Company are reporting issuers with independent governance and reporting obligations under applicable Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established or made arrangements for audit and human resources committees in accordance with applicable rules and policies regarding such matters as independence and financial literacy. The boards and relevant committees of each subsidiary also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements, management discussion and analysis and executive compensation. The public filings of each, or on behalf of each, reporting issuer subsidiary can be accessed at www.sedar.com or, in the case of Tucson Electric Power Company, at www.sec.gov/edgar.

STRATEGY OVERSIGHT

The Board oversees the Corporation’s annual strategy planning process to develop and monitor the strategic direction of the Corporation. The Board holds a strategy session each year to ensure that the Corporation’s strategy aligns with Shareholder interests and to facilitate clear communication between the Board and senior management in respect of the Corporation’s strategy and risk profile. Discussions also occur at regularly scheduled Board meetings throughout the year to update the Corporation’s strategy and to address and prioritize developments, opportunities and issues that may arise throughout the year. The general purpose of the annual strategy session is to allow the Board to set expectations for strategic growth, identify and consider strategic growth opportunities, provide input with respect to risk mitigation measures and provide support for senior management in respect of implementing the Corporation’s five year strategic plan. The annual strategy session typically involves external speakers’ views on trends and issues that may impact the Corporation’s strategy and risk profile.

LEADERSHIP SUCCESSION OVERSIGHT

The Board considers succession planning for the CEO and other executive positions in the Corporation as a continual process and one of its most critical functions. Mr. Perry was appointed President and CEO effective January 1, 2015. This followed from a formal process initiated in 2013 by the Human Resources Committee, assisted by Korn Ferry International (“Korn Ferry”). This process included an assessment of the executive talent within the Corporation and identification of leadership strengths, capabilities and any relevant gaps within the senior management structure.

In addition, in 2015 the Corporation implemented a talent management program across the Corporation and its subsidiaries. This talent management program enhances the Corporation’s ability to identify, develop, evaluate and promote individuals who may be candidates for executive positions in the future. The talent management program supports and enhances the work of the Human Resources Committee and the Board in the ongoing succession planning process.

The Corporation recognizes the value of having a diverse executive and is committed to considering diversity issues in evaluating the composition of its executive team. The Human Resources Committee is responsible for ensuring that the objectives of the Diversity Policy are applied in identifying and evaluating candidates for executive leadership positions. In identifying and considering potential candidates for executive appointments, the Corporation looks first to individuals within the Corporation and its subsidiaries and considers diversity, as well as factors such as years of service, competencies, mobility, merit, experience and qualification. The Board does not set specific gender representation targets when identifying potential candidates for executive officer positions, but does consider diversity and seeks to ensure that a representative list of females is included among the group of prospective candidates for executive positions. Emphasis on this key function was reinforced during the year with the appointment of Ms. Nora Duke to the new position of Executive Vice President of Corporate Services and Chief Human Resources Officer.

One of the Corporation’s five named executive officers is female and there were also three females appointed to the position of Vice President in 2015. As such, taking into account the appointment of Mr. Jim Laurito to the position of Executive Vice President, Business Development effective April 1, 2016, four of the eleven executives of Fortis, or 36%, will be female.

RISK MANAGEMENT AND GOVERNANCE OVERSIGHT

The Board is responsible for oversight of risk management and corporate governance. The Board uses a common process throughout the Corporation and its subsidiaries to identify and evaluate enterprise risks, being risks that have the potential to significantly affect the Corporation’s ability to achieve its corporate objectives or strategic plan. As mentioned on page 66, the Board is assisted in carrying out its oversight of risk management by the operating philosophy of Fortis as a holding company with each of the significant operating subsidiaries governed by its own independent board of directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of Fortis’ policies and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to robust regulatory scrutiny in each of the respective jurisdictions.

The Corporation is focused on achieving long-term benefits and ensuring that potential risks are considered and mitigated. The Board oversees the development by management of the Corporation’s enterprise risk management program (“ERM”). It is responsible for understanding the material risks of the business, its mitigation strategies and taking reasonable steps to ensure that management has an effective risk management structure in place relative to its risk profile. As part of the Corporation’s ERM, senior management and corporate functions at the Corporation and its subsidiaries seek to identify and manage all material risks facing the business. Each year at the strategy session the Board reviews all identified categories of risk at the Corporation and its subsidiaries. As well, the Board reviews and receives reports throughout the year of changes to matters related to enterprise risk. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed.

During 2015, in addition to its annual risk review, the Board focused on the risks and risk mitigation attributes of the Corporation’s recent acquisitions in the United States, as well as the disruptive threats facing the utility industry, including those threats arising from advancement in technology and changes to the regulatory construct. As well, the Board focused on the impact to the Corporation of the slow economic recovery in North America, the low interest rate environment and the impact of currency fluctuations, and the associated pressures on return on equity.

A more comprehensive description of risk management oversight is provided in the Corporation’s 2015 Management and Discussion and Analysis from pages 49 to 62 of the 2015 Annual Report.

ENVIRONMENTAL AND SUSTAINABILITY OVERSIGHT

Fortis is committed to conducting business in an environmentally responsible manner. The key goals of the Corporation’s regulated operating subsidiaries are to deliver safe, reliable and cost efficient energy to customers while conducting business in an environmentally responsible manner. The Corporation and its subsidiaries regularly monitor and review environmental management systems and protocols, strive for continual performance improvement and regularly set and review environmental objectives, targets and programs.

Each of the Corporation’s significant operating subsidiaries has an environmental management system or comprehensive set of environmental protocols which outline their commitments to conduct business in a safe and environmentally responsible manner. The Corporation and its operating subsidiaries: (i) meet and comply with applicable laws, legislation, policies, regulations and accepted standards of environmental standards; (ii) manage activities consistent with industry practice and in support of the environmental policies of all levels of government; (iii) identify and manage risks to prevent or reduce adverse consequences from operations, including preventing pollution and conserving natural resources; (iv) regularly conduct environmental monitoring and audits of their environmental management systems and protocols and strive for continual improvement in environmental performance; (v) regularly set and review environmental objectives, targets and programs; (vi) communicate openly with stakeholders, including making available the applicable environmental policy and knowledge of environmental issues to customers, employees, contractors and the general public; (vii) support and participate in community-based projects that focus on the environment; (viii) provide training for employees and those working on behalf of the utility to enable them to fulfill their duties in an environmentally responsible manner; and (ix) work with industry associations, government and other stakeholders to establish appropriate environmental standards for the utility’s business.

In 2015, the Corporation and the operating subsidiaries implemented a number of programs to help customers increase their energy efficiency. As well, the operating subsidiaries undertook a number of projects and initiatives to deliver cost-effective, clean energy sources. A significant milestone for Fortis was achieved in 2015, with the grand opening of the 335 MW Waneta hydroelectric generation expansion in British Columbia, which provides clean, renewable hydroelectric power for the region. As well, in 2015, Tucson Electric Power ended the use of coal at its H. Wilson Sundt Generating Station more than two years ahead of schedule. Tucson Electric Power’s coal-fired generating capacity and greenhouse gas emissions will be reduced further by the planned 2017 closure of Unit 2 at the San Juan Generating Station in New Mexico. Tucson Electric Power plans to offset reductions in its coal-fired capacity with highly efficient gas-fired combined-cycle generation, renewables and energy efficiency measures.

AUDIT COMMITTEE

The Audit Committee provides assistance to the Board by overseeing the external audit of the annual financial statements and the accounting and financial reporting and disclosure processes of Fortis. Details regarding the Audit Committee and its mandate can be found in Section 11 of the Fortis 2015 Annual Information Form which can be viewed at either www.fortisinc.com or on SEDAR at www.sedar.com. The Audit Committee is responsible for administration of the following Fortis polices: Policy on Hiring from Independent Auditing Firms; Policy on Internal Audit Function; Policy on Pre-approval of Audit and Non-Audit Services; Policy on Reporting Allegations of Suspected Improper Conduct and Wrongdoing (i.e. Whistleblower Policy); and the Disclosure Policy (together with the Governance and Nominating Committee).

The Audit Committee mandate requires the committee to, among other things:

(i)                             oversee the external audit;

(ii)                             oversee the internal audit function;

(iii)                             oversee the accounting and financial reporting and disclosure processes of the Corporation;

(iv)                          oversee the appropriateness of material financing and tax structures;

(v)                          oversee the Audit Committee mandate and policies; and

(vi)                         monitor and report on the development of the enterprise risk management program.

The members of the Audit Committee during 2015, who are all independent, were Peter E. Case (Chair), David G. Norris, Tracey C. Ball, Maura J. Clark, Douglas J. Haughey, and Michael A. Pavey. Mr. Pavey served on the Audit Committee until his death in February 2015. Ms. Clark was appointed to the Audit Committee following the annual meeting of Shareholders on May 7, 2015.

Members of the Audit Committee bring significant financial expertise to the function of the committee. During his career as a financial analyst, Mr. Case was regularly involved in evaluating the financial performance of utilities and other public companies. Ms. Ball served as the Chief Financial Officer of Canadian Western Bank Group until her retirement in September 2014 and is a chartered accountant. Ms. Clark served as Chief Financial Officer and Chief Executive Officer of several companies and is a chartered accountant. Both Messrs. Norris and Pavey served as Chief Financial Officers of public companies. Mr. Haughey has held several Chief Executive Officer positions of public companies.

The Audit Committee held five meetings during 2015.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee provides assistance to the Board in developing, implementing and monitoring sound human resources policies of the Corporation. The Human Resources Committee oversees and administers the following policies: the Executive Compensation Policy; the Statement of Investment Policy and Principles; the Advisory Vote on Executive Compensation Policy; and the Diversity Policy (together with the Governance and Nominating Committee). The Human Resources Committee also oversees and administers the following Fortis compensation plans: the 2012 Stock Option Plan; the Restricted Share Unit Plan; the Performance Share Unit Plans; and the Employee Share Purchase Plan.

The Human Resources Committee mandate requires the committee to, among other things, assist and advise the Board in relation to:

(i)                             the appointment of officers of the Corporation;

(ii)                             the ongoing evaluation of the CEO;

(iii)                            human resources planning, including the development and succession of senior management; and

(iv)                          the compensation and benefits program provided by Fortis to its senior management.

The members of the Human Resources Committee during 2015, who are all independent, were Douglas J. Haughey (Chair), Michael A. Pavey (Chair), David G. Norris, Pierre J. Blouin, Ida J. Goodreau and Ronald D. Munkley. Mr. Pavey served as chair of the Human Resources Committee until his death in February 2015. Mr. Blouin was appointed to the Human Resources Committee following the annual general meeting of shareholders on May 7, 2015.

Fortis recognizes the importance of appointing knowledgeable and experienced individuals to its Human Resources Committee. All members of the Human Resources Committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are being adhered to in order to align management and Shareholder interests. All Committee members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

One of the Committee’s most important responsibilities is its oversight of the development of succession plans for each executive role. Please see “Report on Corporate Governance — Leadership Succession Oversight” on page 67 for a description of the process undertaken by the Human Resources Committee and the Board with respect to succession planning at the executive level.

In fulfilling its responsibilities, the Human Resources Committee seeks advice from external independent compensation consultants:

•                  Hay Group Limited (“Hay Group”) has served as the primary external independent advisor to the Corporation on matters relating to executive compensation since 1997. Hay Group reports directly to the Human Resources Committee. Hay Group provides Fortis management and certain subsidiaries with market compensation data from its national database. During 2015 Hay Group was acquired by Korn Ferry. Korn Ferry occasionally provides the Corporation with executive search services. The Human Resources Committee has examined the nature and magnitude of services provided by Hay Group and Korn Ferry, concluding that Hay Group continues to be independent of the management of the Corporation.

•                  Towers Watson was retained by the Human Resources Committee in 2014, together with Hay Group, for a biennial review of its executive compensation policies and practices and establishment of its 2015 Executive Compensation Policy. Towers Watson reported directly to the Human Resources Committee and is considered independent of Corporation management.

Acting in the best interests of the Corporation, the Human Resources Committee applies its own judgment and retains discretion in its executive compensation decisions and is not bound by the input, advice and/or recommendations received from external consultants.

The Human Resources Committee held eight meetings during 2015.

GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee provides assistance to the Board by overseeing the governance structure and practices of the Corporation. The Governance and Nominating Committee reviews all policies of the Corporation and advises the Board with respect to any recommended additions or amendments thereto. In addition, it is responsible for direct oversight and administration of the following Fortis polices: the Code of Business Conduct and Ethics; the Director Governance Guidelines; the Diversity Policy (together with the Human Resources Committee); the Insider Trading Policy; the Disclosure Policy (together with the Audit Committee); the Majority Voting Policy; and the Privacy Policy.

The mandate of the Governance and Nominating Committee requires the Committee, among other things, to:

(i)                             develop and recommend an approach to corporate governance issues to the Board;

(ii)                            propose new nominees for election to the Board;

(iii)                            advise the Board on committee membership, the appointment of committee chairs and board chair succession planning;

(iv)                          carry out procedures specified by the Board for assessing the effectiveness of the Board, the directors and each Board committee;

(v)                         approve any engagement of an outside expert, or experts, by the Committee or any director at the expense of the Corporation; and

(vi)                        review and make recommendations to the Board with respect to the compensation of directors.

The members of the Governance and Nominating Committee during 2015, who are all independent, were Ronald D. Munkley (Chair), David G. Norris, Peter E. Case, Frank J. Crothers, Ida J. Goodreau and Harry McWatters. Mr. Crothers served on the Committee until his retirement from the Board on May 7, 2015. Ms. Goodreau was appointed to the Governance and Nominating Committee following the annual meeting of shareholders on May 7, 2015.

The Governance and Nominating Committee, together with the Chair of the Board, carries out an annual assessment of the Board, the committees, the Chair and each director, as required by the Governance and Nominating Committee Mandate. The evaluation process assists the Committee and the Board in assessing overall Board performance and measuring the contributions made by the Board, each committee and each individual director. This annual assessment also assists the Committee by identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year and developing the Board’s succession plan and recruitment efforts. The annual assessment process includes:

(i)                        a survey completed by each director in which the directors rate the effectiveness of the Board and its members, the effectiveness of each committee on which they sit, the effectiveness of the Board and committee processes, the effectiveness of the Chair, and the Board’s relationship with management, and, in each case as appropriate, provide suggestions for improvement;

(ii)                       a self-evaluation survey completed by each director;

(iii)                        one-on-one meetings with the Chair, during which the Chair conducts peer evaluation interviews and solicits general feedback; and

(iv)                       a Board meeting held without the Chair present, during which feedback on the Chair is collected.

Following the surveys and one-on-one interviews, a summary of the results is prepared and presented to the Governance and Nominating Committee for review, discussion and subsequent presentation to the full

Board. Any approved recommendations are implemented and tracked by the Governance and Nominating Committee and the Chair.

The Governance and Nominating Committee held three meetings during 2015.

EDUCATION AND ORIENTATION

The Governance and Nominating Committee is responsible for the orientation of new directors and the continuing education of all directors. The expectations of a new director on the Board, including specific responsibilities, nature of committees and potential appointments, workload and time commitments, are reviewed in advance with potential Board candidates. New directors are provided with a copy of the Corporation’s director’s manual which includes the Board and Committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information related to the Corporation and the industry. New directors attend an orientation session at which senior management review the Corporation’s business, corporate strategy, financial profile, governance structure and systems, culture and key issues. As well, the Chair of the Board and the Chair of the Governance and Nominating Committee participate in the director orientation session and provide direct insight into the role and functioning of the Board and its current priorities. The orientation session also allows new directors to review the information and materials provided and better understand the role of the Board and the Committees in the context of the business.

Continuing education is provided through a number of methods, including site visits, an annual dedicated strategy session, presentations from senior management, employees, and outside experts to the Board and its Committees on topics of interest and developing issues, as well as the ongoing distribution of relevant information. The Governance and Nominating Committee, in consultation with senior management and the Chair of the Board regularly discuss continuing education topics. In 2015, in addition to numerous internal presentations and updates on a broad range of topics, the Board received presentations from, and dialogued with senior managers of the Corporation and its subsidiaries at the group-wide strategic planning session held on July 29, 2015 and conducted specific briefing sessions as follows:

DATE	LOCATION	DESCRIPTION	ATTENDEES

February 18, 2015	Toronto, ON	Presentation and working session on the structure and platform for Board and Committee materials.	All Directors
May 6, 2015	St. John’s, NL	Presentation on shareholder rights and shareholder access from external consultant.	All Directors
July 29, 2015	St. John’s, NL	Presentation on trends in the utility industry from external consultants. Attended strategy session and met with executives of Fortis and its subsidiaries.	All Directors
September 29, 2015	Tucson, AZ

Presentation on operations of UNS Energy Corporation and tour of operating facilities. Presentation on solar generation, the U.S. Clean Energy Plan, plans to reduce reliance on coal generation and broader environmental protection initiatives. Met with executives of UNS Energy Corporation.

All Directors
December 16. 2015	Vancouver, BC	Tour of LNG facilities of FortisBC. Presentation on the regulatory jurisdiction of the Federal Energy Regulatory Commission (U.S.).	All Directors

REPORT ON EXECUTIVE COMPENSATION

2015 REPORT OF THE HUMAN RESOURCES COMMITTEE OF THE BOARD

The “Compensation Discussion and Analysis” that follows summarizes the Corporation’s executive compensation programs and policies. The primary elements of the Human Resources Committee’s mandate are set out on page 70 of this Circular. As a function of its role in overseeing executive compensation, the Human Resources Committee participated in the preparation of the “Compensation Discussion and Analysis” which follows and has recommended to the Board the inclusion of the “Compensation Discussion and Analysis” in this Circular.

Human Resources Committee Members in 2015 were as follows:

Douglas J. Haughey (Chair)	Ida J. Goodreau

David G. Norris	Ronald D. Munkley

Pierre J. Blouin	Michael A. Pavey

The following discussion pertains to the following five Named Executive Officers (“NEOs”) of Fortis for fiscal year 2015:

1.              Barry V. Perry — President and Chief Executive Officer (“President & CEO”);

2.              Karl W. Smith — Executive Vice President, Chief Financial Officer (“EVP CFO”);

3.              John C. Walker — Executive Vice President, Western Canadian Operations (“EVP Western Canada”);

4.              Earl A. Ludlow — Executive Vice President, Eastern Canadian and Caribbean Operations (“EVP Eastern Canada and Caribbean”); and

5.              Nora M. Duke — Executive Vice President, Corporate Services and Chief Human Resource Officer (“EVP CHRO”).

Say On Pay

In 2014 and 2015, Fortis undertook Shareholder advisory votes on its approach to executive compensation and received a 95.83% and 94.87% endorsement, respectively. In 2016, Fortis is again requesting the input of the Shareholders by holding an advisory vote on the approach to executive compensation which is more particularly described on page 14 of this Circular.

CHANGES TO NAMED EXECUTIVE OFFICERS

Mr. Barry Perry was appointed President effective June 30, 2014 and President & CEO effective January 1, 2015. This appointment was the result of the Corporation’s continuing succession planning process and a formal review initiated in 2013 by the Human Resources Committee, assisted by Korn Ferry.

Ms. Nora Duke was appointed Executive Vice-President, Corporate Services and Chief Human Resource Officer effective August 1, 2015.

Mr. John Walker retired effective June 30, 2015 after 32 years of service with the Corporation.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION POLICY

Objectives

Executive compensation practices at Fortis are specifically designed to:

•                  motivate executives to deliver strong business performance;

•                  attract and retain highly qualified executives;

•                  align the interests of executives and Shareholders;

•                  position executive compensation competitively at the approximate median target of compensation for comparable companies;

•                  ensure that a significant portion of executive compensation is dependent upon individual and corporate performance while contributing to increasing Shareholder value;

•                  balance executive compensation paid for short-term, medium-term and long-term results;

•                  mitigate any potential risks inherent in the Corporation’s compensation structure; and

•                  keep the executive compensation program simple to communicate and administer.

Compensation Review Framework

Annual Review

The Human Resources Committee evaluates the executive compensation program of the Corporation annually to ensure that it is competitive and effective. There are three primary components:

•                  With respect to the annual compensation review process, the Human Resources Committee engages Hay Group, its primary compensation consultant, to provide comparative analysis of market compensation data reflecting the pay levels and practices of the Corporation’s peer group. Hay Group then provides compensation recommendations on the basis of pay competitiveness, emerging trends and best practices. Based on that information, the Human Resources Committee makes compensation adjustment recommendations to the Board.

•                  With respect to prior year incentive compensation payments, the Human Resources Committee assesses actual corporate performance against annual objectives. It reviews appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. Based on this information and input from Hay Group, the Human Resources Committee makes incentive compensation payment recommendations to the Board.

•                  With respect to incentive compensation targets for the following year, the Human Resources Committee reviews targets in the context of alignment with stakeholder interests, taking into account the challenges and risks related to target achievement. Based on this information and input from Hay Group, the Human Resources Committee makes incentive target recommendations to the Board.

It is important to note that, acting in the best interests of the Corporation, the Human Resources Committee and the Board may exercise discretion when making compensation decisions such that, in appropriate circumstances, judgemental deviations above or below prescribed incentive award formulas may be made.

Biennial Review

Biennially, Fortis conducts a comprehensive executive compensation review that includes:

•                  relative ranking of jobs by value;

•                  assessment of the newly established executive positions;

•                  comparator group relevance and appropriateness;

•                  compensation mix review;

•                  annual and long-term incentive plan design and performance measurement;

•                  compensation risk; and

•                  other policies and provisions.

In 2014 the Corporation engaged Hay Group, as primary consultant, and Towers Watson, as an additional advisor. The Human Resources Committee conducted a thorough analysis of the executive compensation policies and practices of the Corporation and identified areas where material improvements could be achieved.

Effective January 1, 2015, there were a number of changes to the executive compensation program designed to enhance alignment of the executive compensation policies and practices with the interests of Shareholders, including:

•                  a broader and more relevant comparator group that better represents the size, complexity and scope of Fortis today;

•                  inclusion of important non-financial performance metrics in annual incentive targets;

•                  a re-evaluation of the performance band required to achieve maximum payout having regard to the challenges and opportunities to the Corporation;

•                  increased emphasis on rewarding NEOs for longer-term performance based on measures more aligned with Shareholder interests over time and more consistent with market practice; and

•                  an overall improvement in the relative proportion of at risk executive compensation.

Competitive Positioning

As a general policy, Fortis compensates executives at the approximate median total compensation level of the designated comparator group. Following the biennial review, the Board approved the comparator group of the NEOs for base salary as being comprised of two groups of similarly-sized Canadian industrial companies and U.S. utility companies, weighted two-thirds and one-third, respectively (the “Comparator Group”). This Comparator Group was established by the Human Resources Committee after extensive research and consultation with its independent human resources advisor. Each group includes 18 companies for a total of 36 comparators. The 36 companies considered as the comparator group for the purpose of assessing the 2015 compensation of the NEOs were as follows:

Canadian Industrial Companies		U.S. Utility Companies
Atco Ltd/Canadian Utilities Ltd.	First Quantum Minerals Ltd.	AGL Resources Inc.	CenterPoint Energy Inc.
Emera Inc.	Goldcorp Inc.	Atmos Energy Corp.	CMS Energy Corp.
TransAlta Corp.	Methanex Corp.	New Jersey Resources Corp.	MDU Resources Group Inc.
Enbridge Inc.	Potash Corp of Saskatchewan Inc.	UGI Corp.	NiSource Inc.
Encana Corp.	Teck Resources Ltd.	Pinnacle West Capital Corp.	Public Service Enterprise Group Inc.
Gibson Energy Inc.	Canadian Pacific Railway Ltd.	Eversource Energy	SCANA Corp.
Pembina Pipeline Corp.	Canadian National Railway Co.	PPL Corp.	Sempra Energy
Talisman Energy Inc.	Finning International Inc.	Alliant Energy Corp.	TECO Energy Inc.
TransCanada Corp.	SNC-Lavalin Group Inc.	Ameren Corp.	Wisconsin Energy Corp.

For the Corporation’s other executives, the comparator group is a broad reference group of Canadian Commercial Industrial companies from the Hay Group database.

COMPENSATION RISK CONSIDERATIONS

The Board annually reviews and approves the Corporation’s strategic plan, considering business opportunities, earnings forecasts, and the level of risk faced by the Corporation and the financial implications associated with those risks. Cross-committee membership is in place to facilitate information sharing and ensures that issues of mutual interest are appropriately addressed by the committees and the Board.

Compensation risk is considered throughout the Fortis annual and biennial compensation review processes to ensure that compensation design and practices mitigate the perceived risks both at the parent and at the subsidiary levels. The Human Resources Committee has identified the external and internal risk mitigating controls within the Fortis executive compensation program set out below.

External Compensation Risk-Mitigating Controls

Extensive regulatory frameworks govern the operation of electric and gas regulated utility subsidiaries. At the corporate level, the Corporation’s ongoing compliance with existing regulatory requirements and emerging best practices helps to ensure that risks within its compensation program are being continually identified, monitored and controlled.

Internal Compensation Risk-Mitigating Controls

The Fortis executive compensation program is designed such that risk is taken into consideration throughout the compensation review process:

Annual Salary	• Annual salaries are targeted approximately at market median levels.

Annual Incentives

•                  Board Discretion: The Board, following the recommendation of The Human Resources Committee, retains the discretion to adjust upward or downward the prescribed incentive payout formulas and actual payouts based on its assessment of the risk assumed to generate financial results, and circumstances that may have influenced individual performance, as well as external factors that may have impacted the Corporation’s financial performance.

•                  Award Cap: Annual Incentives awarded to executives are capped at 150% of targeted annual incentive. The Board, acting in the best interests of the Corporation and following the recommendation of the Human Resources Committee retains the discretion to award up to a maximum of 200% of targeted annual incentive in recognition of individual response to exceptional challenges or opportunities.

•                  Multiple-Performance Factors and Prudent Financial Metrics: Fortis uses multiple performance factors that provide a balanced and broader perspective of Fortis annual incentive and align with the interests of the Corporation and Shareholders. These performance factors are: (i) earnings per Common Share (“EPS”), (ii) safety and reliability excellence, (iii) individual performance; and (iv) subsidiary performance for certain operational Executive Vice-Presidents. Based on market conditions expected for 2015, the Human Resources Committee and the Board concluded that it was appropriate to use an EPS-based annual target performance measure with no payout if less than 95% of target and maximum payout if greater than 108% of target performance range is appropriate. It is felt that this structure incentivizes performance without encouraging excessive risk taking and/or short-term decision making. Acting in the best interests of the Corporation, the Human Resources Committee and the Board will apply discretion to adjust upward or downward the prescribed incentive payout formulas and actual payouts based on its assessment of the risk assumed to generate financial results, and circumstances that may have influenced individual performance, as well as external factors that may have impacted the Corporation’s financial performance.

Medium- and Long-Term Incentives

•                  Performance Share Units (“PSUs”): The Corporation grants PSUs to executives and certain management of Fortis and its subsidiaries to promote greater alignment of interests between senior management and Shareholders. Executives, including the NEOs, are eligible to receive PSU grants under the 2015 Performance Share Unit Plan (“PSUP”), which links pay directly to the Corporation’s performance evaluated against its primary business objectives. More detail on the PSUP can be found on page 86 of this Circular.

•                  Restricted Share Units (“RSUs”): The Corporation grants RSUs to certain executives to assist the Corporation in attracting and retaining senior management. Executives, typically excluding the NEOs, are eligible to receive RSU grants under the 2015 Restricted Share Unit Plan (“RSUP”). More detail on the RSUP can be found on page 88 of this Circular.

•                  Stock Option Grants: Stock options are awarded to all NEOs and certain senior management of Fortis to encourage ownership of Common Shares and enhance the Corporation’s ability to attract, retain and motivate key personnel and reward significant performance achievements. Executives, including the NEOs, are eligible to receive stock option grants under the 2012 Stock Options Plan. More detail on the 2012 Stock Option Plan can be found on page 87 of this Circular.

•                  Awarding: Awarding PSUs, RSUs and stock options provides a material portion of deferred compensation in the overall pay mix. The deferred component provides for an appropriate alignment between incentive compensation payouts at different time intervals in which the Human Resources Committee can evaluate whether the relevant incentive compensation was earned through undue risk to the Corporation.

Share Ownership and Anti-Hedging Requirements

•                  Share Ownership Policy: Fortis’ executive share ownership policy requires executives, including all NEOs, to hold a number of Common Shares and RSUs equivalent in value to a specified multiple of base salary within 5 years of appointment to an applicable position.

•                  Equity awards are linked directly to the share ownership policy of the Corporation such that any executive that fails to comply with the share ownership policy shall not be eligible for future equity-based compensation until the later of the end of the one-year period commencing on the date of the failure or such time as the executive is again in compliance with the share ownership policy. Additional detail on the share ownership policy as it applies to the Corporation’s NEOs in 2015 as well as their current holdings can be found on page 103 of this Circular.

• Anti-Hedging Policy: Executive officers are not permitted to hedge against declines in the market value of equity securities received from the Corporation as compensation.

Compensation Recoupment Policy

The Corporation has a compensation recoupment policy as an element of its 2015 Executive Compensation Policy. In the event of a material restatement of the financial results of the Corporation caused by the fraud or intentional misconduct of one or more employees of the Corporation or a subsidiary of the Corporation, the Human Resources Committee may determine to recoup or require repayment of any compensation linked to the financial or Common Share performance of the Corporation that was paid, awarded or granted to any employee of the Corporation or any of its subsidiaries over such time period as the Human Resources Committee determines to be appropriate in the specific circumstances.

Compensation Risk Review

As part of the Corporation’s review of executive compensation, a compensation risk review was conducted by Hay Group in 2012. This assessment was conducted for Fortis and a representative selection of significant subsidiaries. The review affirmed that executive compensation programs and practices at Fortis and the representative subsidiaries are well designed and do not tend to promote significant risks that are likely to have a material adverse effect on the Corporation or its subsidiaries. The Human Resources Committee will continue to undertake regular periodic compensation risk reviews to ensure appropriate recognition and effective management of compensation risks. The next such review will coincide with the Corporation’s 2016 biennial compensation review.

Elements of 2015 Total Compensation

With the goal of placing a material portion of compensation “at risk” for the individual NEO, NEOs are rewarded for performance through the following three components of compensation:

Current-Year Performance

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is a market competitive, fixed level of compensation.	Attract and retain highly qualified executives. Motivate strong business performance.
Annual Incentive

Combined with salary, the target level of annual incentive is intended to provide executives with a market-competitive total cash opportunity.

Annual Incentive payouts depend on individual and corporate performance.

EPS is the most significant corporate performance metric. Other metrics include measures of safety and reliability relative to target as well as metrics related to subsidiary earnings performance which are used in determining a portion of the annual incentive for certain operational NEOs.

Align executive and Shareholder interests. Motivate strong business performance. Simple to communicate and administer.

Medium-Term Performance

Compensation Element	Description	Compensation Objectives
PSUs

PSU grant value is based on competitive positioning and level of the executive.

Grant value is converted to a number of units by dividing the grant value by the market price of a Common Share calculated as the volume weighted average price of the Common Shares for five trading days preceding the January 1st grant date.

At the end of the three-year performance period, the Human Resources Committee assesses the Corporation’s performance in respect of total shareholder return (“TSR”) and cumulative EPS against established targets. Further details in respect of the predefined metrics are found on page 87.

Payable in cash and subject to the Corporation’s performance upon completion of the three-year performance period.

Align executive and Shareholder interests by tying incentive compensation to the value of the Common Shares.

Encourage sustained longer-term business performance.

Balance compensation for short- and longer-term results.

Compensation dependent on sustained corporate performance.

Simple to communicate and administer.

RSUs

Although RSUs are available to certain executives, the NEOs do not normally receive them as part of annual compensation.

Grant value is converted to a number of units by dividing the grant value by the market price of a Common Share calculated as the volume weighted average price of the Common Share for five trading days preceding the January 1st grant date.

At the end of the three-year period the RSUs are redeemed by the Participant and paid in cash.

Align executive and Shareholder interests by tying incentive compensation to the value of the Common Shares.

Encourages sustained, medium-term growth by linking a portion of compensation to medium-term performance.

Simple to communicate and administer.

Long-Term Performance

Compensation Element	Description	Compensation Objectives
Stock Options

The amount of each annual grant is based on competitive positioning and level of the executive.

Planned grant value is converted to a number of options by dividing the grant value by a price per share derived pursuant to the plan and based on the Black-Scholes Option Pricing Model.

Options have a term of ten years and vest at a rate of twenty-five percent (25%) per annum over a four-year period such that at the end of four years all options are vested.

Align executive and Shareholder interests by encouraging share ownership.

Attract and retain highly qualified executives.

Encourage strong longer-term business performance.

Simple to communicate and administer.

Full-Career Performance

Compensation Element	Description	Compensation Objectives
Employee Share Purchase Plan	NEOs can participate in the Employee Share Purchase Plan under the same terms and conditions as other employees.	Align executive and Shareholder interests by encouraging share ownership. Attract and retain highly qualified executives.
Self-directed Registered Retirement Savings Plan (“RRSP”) and Defined Contribution Supplemental Employee Retirement Plan (“DC SERP”)

RRSP:

Fortis contributes on a matching basis to self-directed RRSPs for each NEO, other than Ms. Duke and Mr. Walker, up to the maximum RRSP contribution limit.

DC SERP:

Accrual of 13% of base salary and annual incentive in excess of the maximum RRSP contribution limit, or in the case of Ms. Duke and Mr. Walker 13% of base salary and annual incentive in excess of the maximum allowed by the Income Tax Act (Canada) for pension benefits.

Notionally accrues interest at the 10-year Government of Canada bond yield rate plus a premium of 1% to 3% dependent upon years of service.

At time of retirement, paid in one lump sum or in equal payments over a period not exceeding 15 years.

Attract and retain highly qualified executives. Simple to communicate and administer.

Full-Career Performance

Compensation Element	Description	Compensation Objectives
Defined Benefit Registered Pension Plan (“DB RPP”) (Only Ms. Duke and Mr. Walker)

DB RPP:

Annual accrual of 1.33% up to a final average years maximum pensionable earnings (“YMPE”) as defined under the Canada Pension Plan and 2% in excess of the final average YMPE up to the NEO’s best 36 month average earnings.

Legacy plans to retain highly qualified executives. Both DB RPP and DB PUP are closed to new members.
Pension Uniformity Plan (“DB PUP”) (Only Mr. Walker)

DB PUP:

Provides the portion of the calculated pension that cannot be provided under the DB RPP due to limits prescribed by the Income Tax Act (Canada). Recognizes earnings are limited to the base earnings rate that was in effect December 31, 1999.

Annual Base Salary

Annual base salaries for the NEOs are reviewed by the Human Resources Committee and established annually in the context of total compensation and by reference to the range of salaries paid by the Comparator Group as described on page 77 of this Circular. It is the policy of Fortis to pay executives at approximately the median of the salaries paid to executives in the Comparator Group.

Annual Incentive

Fortis uses an annual incentive plan that provides for cash payouts to reward NEOs for performance during each calendar year. The amount of each NEO’s annual incentive is determined by the Board upon recommendation of the Human Resources Committee following an annual assessment of corporate, subsidiary and individual performance against pre-determined targets. The incentive plan is reviewed annually by the Board, upon recommendation from the Human Resources Committee, with payouts premised upon meeting and exceeding the current year’s corporate performance targets and individual performance objectives.

Considerations relevant to the determination of corporate performance targets include general economic factors and business conditions, anticipated regulatory proceedings, and the derivation of and relative contribution to earnings of particular business segments. It is recognized that year-over-year earnings growth can be affected by acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities.

Acting in the best interests of the Corporation, the Board has full discretion in respect of the operation of the annual incentive plan and is required to take into account all relevant circumstances in the exercise of judgment regarding the amounts and terms of annual incentive plan payments.

The sequential process for setting and determining the annual incentive payout is as follows:

Target Setting

1.              Weightings are assigned between corporate, subsidiary, and individual performance.

•                  The relative ability of each executive to impact corporate performance is reflected in the weighting of the corporate component, with 80% of the President & CEO’s, EVP CFO’s and EVP CHRO’s and 40% of the EVP Western Canada’s and EVP Eastern Canada and Caribbean’s annual incentive primarily dependent upon corporate performance.

•                  To reflect additional responsibility with regard to the performance of specific Fortis subsidiaries, 40% of the annual incentive for each of the EVP Western Canada and the EVP Eastern Canada and Caribbean is dependent on the performance of such subsidiaries in their respective territories.

2015 Corporate, Subsidiary and Individual Performance Mix

	Corporate	Subsidiary	Individual
	Performance	Performance	Performance	Total
Position	%	%	%	%
President & CEO/EVP CFO/EVP CHRO	80	0	20	100
EVP Western Canada/EVP Eastern Canada and Caribbean	40	40	20	100

2.              Target and maximum annual incentive payouts are delineated as a percentage of base salary.

•                  In 2015, the targeted annual incentive for the President & CEO was set at 100% of his base salary and the targeted annual incentives for the EVP CFO, the EVP Western Canadian and the EVP Eastern Canadian and Caribbean were set at 70% of their respective annual base salaries, and the targeted annual incentive for the EVP CHRO was set at 60% of her base salary.

•                  Annual incentive payouts are earned for meeting expected corporate, subsidiary and individual performance targets, as adjusted for factors determined to be beyond the reasonable control of management or matters specifically approved by the Board, all of which will be reviewed by the Audit Committee and approved by the Human Resources Committee.

•                  The annual incentive plan contemplates a maximum payment at 150% of target (normal maximum) when superior performance is achieved, with an additional 50% of target available to be awarded at the Board’s discretion in recognition of individual response to exceptional challenges or opportunities.

•                  Acting in the best interests of the Corporation, the Board retains discretion to make deviations from the prescribed payout formulas in appropriate circumstances, having regard to the overall performance of the individual NEO, the Corporation and external considerations.

•                  Generally, no payments will be made in respect of the corporate component where corporate performance is below a minimum threshold predetermined by the Board.

•                  Where individual performance is judged to be unsatisfactory during the year, no annual incentive payment will be made, notwithstanding that certain thresholds/targets were met.

Determinations

1.              80% of the corporate performance is determined by reference to EPS results compared to the Corporation’s annual Business Plan as approved by the Board.

•                  The target EPS range is developed by the Human Resources Committee and recommended to the Board for adoption with reference to the Corporation’s Business Plan.

•                  Events beyond the reasonable control of management or other matters specifically authorized by the Board, are identified and adjusted, either upward or downward, by the Human Resources Committee when assessing measurement of actual EPS against target EPS. For 2015 this is described on page 91 of this Circular.

•                  The Audit Committee reviews the proposed adjustments to actual EPS for events beyond the reasonable control of management and confirms the financial implications of such events to the Human Resources Committee for its assessment in developing a recommendation for Board approval.

•                  For 2015, the Board adopted a range of + 8% and — 5% of the target EPS projected in the Business Plan (with a projected US$/C$ foreign exchange rate of 1.1300) for the purpose of setting the maximum target and minimum acceptable corporate performance for the corporate EPS component of the annual incentive payout. Payout is as follows:

Adjusted EPS Performance	Payout of the Corporate EPS Component of the
versus Business Plan	Annual Incentive Plan
Below 95%	0%
Between 95% and 100%	Interpolated payout between 50% and 100%
Between 100% and 108%	Interpolated payout between 100% and 150%
In excess of 108%	150%

2.              20% of the corporate performance is determined with reference to safety and reliability results compared to pre-established targets as approved by the Board.

•                  The target ranges for safety and reliability are set using the prior three-year average as follows:

Actual Performance	Payout of the Corporate Safety and Reliability
versus Prior Three Year Average	Component of the Annual Incentive Plan
In excess of 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 150%
Below 95%	150%

•                  Safety, electrical system and gas system performance are weighted 10%, 6% and 4%, respectively.

•                  The target ranges for safety and reliability are set with reference to utility industry standard measures.

•                  For safety, the target is set as the average of the results from the past three-years for All Injury Frequency Rate, as calculated using an industry standard methodology.

•                  The electrical system reliability target is set as the average of the past three years’ results for the System Average Interruption Duration of Outages per Customer Index (“SAIDI”), as calculated using the Electrical and Electronics Engineers methodology.

•                  The gas system performance target is set as the average from the past three-years results for the Total Gas Excavation Damage Rate, as calculated using an industry standard methodology.

3.              Subsidiary performance is determined by measuring results against predetermined subsidiary objectives.

4.              Individual performance is determined by measuring results against individual executive performance objectives approved by the Human Resources Committee.

5.              Each NEO’s annual incentive payment is determined by the Board upon recommendation from the Human Resources Committee.

A summary of the performance metrics, weightings, and potential payout range for each NEO is shown below.

	Corporate Performance			Subsidiary Performance			Individual Performance
	Targets (1)			Targets (1)			Targets (1)
			Payout			Payout			Payout
Position	Weight	Metric	Range	Weight	Metric	Range	Weight	Metric	Range
President &CEO/ EVP CFO/EVP CHRO	80%	EPS Safety & Reliability	0 - 150%	0%	Not Applicable	Not Applicable	20%	Multiple	0 - 150%
EVPs Western Canada & Eastern Canada and Caribbean	40%			40%	Multiple	0 - 150%	20%	Multiple	0 -150%

(1)             The Corporate Performance payout percentage plus the Subsidiary and the Individual Performance payout percentages can range from 0% to 150%. The final incentive percentage can be increased up to a maximum of 200% at the Board’s discretion based on the NEO’s response to exceptional challenges or opportunities.

Medium- and Long-Term Performance

Medium- and Long-Term Incentives

Medium- and long-term incentives are granted to align executives’ interests with those of Shareholders. Fortis grants longer term incentive compensation to NEOs under two plans: PSUs are granted under the PSUP; and stock options are granted under the 2012 Stock Option Plan. Descriptions of these two plans, together with the Restricted Share Unit Plan are set out below. Per the Executive Compensation Policy, all executives are eligible to receive RSU grants, however, NEOs typically do not receive RSUs.

1.                                      2015 Performance Share Unit Plan (“PSUP”)

Effective January 1, 2015, the Corporation approved the PSUP for a broad group of Fortis and subsidiary management. The PSUP replaces the former 2013 Performance Share Unit Plan and, as such, there will be no further grants under the 2013 Performance Share Unit Plan.

The PSUP is administered by the Human Resources Committee which awards PSUs having a value equal to a specified percentage of the participant’s annual base salary. The number of PSUs granted to a participant is obtained by dividing the aggregate value of the grant as a percentage of base salary, as prescribed in the Corporation’s Executive Compensation Policy and the PSUP, by the volume weighted average trading price of the Common Shares for five trading days preceding January 1st in the year of the grant.

Payments under the PSUP will be made three years after the grant in an amount of 0-150% of the value of PSUs accumulated (inclusive of PSUs accruing on reinvestment of notional dividends to accumulated PSUs), as determined appropriate by the Human Resources Committee. In determining the payout percentage under the PSUP, the Human Resources Committee evaluates the performance of the

Corporation over such three-year period against predetermined measures. These measures include the Corporation’s TSR as compared against the peer group TSR for the period, and the Corporation’s cumulative earnings per share (“Cumulative EPS”) performance compared against a target EPS for the period established by the Human Resources Committee based on the Corporation’s business plan.

In respect of TSR, the performance of Fortis is compared to the results of a pre-determined comparator group of 25 publicly traded North American gas and electric utilities (the “PSU Peer Group”) and the payout percentage is determined in accordance with the following table:

Fortis Inc. Percentile Performance
as Compared to Peer Group TSR	TSR Payout
Less than P30	0%
P30	50%
P50	100%
P75 or higher	150%

If the Corporation’s performance is between the 30th and 75th percentile of the PSU Peer Group TSR (inclusive of the 30th and 75th percentiles), payout percentage is determined using linear interpolation.

In respect of Cumulative EPS, the Corporation’s Cumulative EPS is calculated and compared to target EPS for the period established having regard to the Corporation’s business plan for that period. If the performance falls within the minimum and maximum payout thresholds as established by the Human Resources Committee in respect of target EPS, in each case expressed as a percentage of the target EPS, payout percentage is determined using linear interpolation, such percentage being between 50% and 150%.

The minimum payout of 50% occurs if the Corporation’s EPS is at the minimum threshold for target EPS and no payout occurs if the Corporation’s EPS is below the minimum threshold for target EPS. The maximum payout of 150% occurs if the Corporation’s EPS is at or above the maximum threshold for target EPS. Payouts under the PSUP are also contingent on Fortis maintaining a corporate credit rating consistent with the median credit rating of the PSU Peer Group.

2.                                      2012 Stock Option Plan

Options may be granted under the 2012 Stock Option Plan to all NEOs and senior management of Fortis and its subsidiaries (the “Eligible Persons”). No options shall be granted under the 2012 Stock Option Plan if, together with any other security-based compensation arrangement established or maintained by Fortis, such granting of options could result in: (i) the number of Common Shares issuable to insiders of Fortis, at any time, exceeding 10% of the issued and outstanding Common Shares; or (ii) the number of Common Shares issued to insiders of Fortis, within any one-year period, exceeding 10% of the issued and outstanding Common Shares.

The 2012 Stock Option Plan is administered by the Human Resources Committee. Pursuant to the 2012 Stock Option Plan, the determination of the exercise price of options is made by the Human Resources Committee at a price not less than the volume weighted average trading price of the Common Shares of Fortis determined by dividing the total value of the Common Shares traded on the TSX during the last five trading days immediately preceding the date of grant by the total volume of the Common Shares traded on the TSX during such five trading days. The Human Resources Committee determines: (i) which Eligible Persons are granted options; (ii) the number of Common Shares covered by each option grant; (iii) the price per share at which Common Shares may be purchased using options granted under the 2012 Stock Option Plan; (iv) the time when the options will be granted; (v) the time when the options will vest; and (vi) the time at which the options will expire.

Options granted under the 2012 Stock Option Plan are personal to the grantee and not assignable, except on death of the grantee. The grant of options does not confer any right upon a grantee to continue employment or to continue to provide services to Fortis.

If the term of an option granted pursuant to the 2012 Stock Option Plan expires during a blackout period (being a period during which the Eligible Person is prohibited from trading in the securities of Fortis pursuant to securities regulatory requirements or then applicable written policies of the Corporation), the term of such option, or unexercised portion thereof, shall be extended and shall expire 10 business days after the end of the blackout period.

Options granted pursuant to the 2012 Stock Option Plan have a maximum term of 10 years from the date of grant. Options granted pursuant to the 2012 Stock Option Plan vest at a rate of twenty-five percent (25%) of the grant per annum over a four year period from the date of grant. Options granted pursuant to the 2012 Stock Option Plan will expire no later than three years after the termination (other than for cause), death or retirement of an Eligible Person. Loans to Eligible Persons for the exercise of options are prohibited by the 2012 Stock Option Plan.

The 2012 Stock Option Plan provides that, notwithstanding any provision in the plan to the contrary, no option may be amended to reduce the exercise price below the exercise price set on the date of grant. Under the 2012 Stock Option Plan, Shareholder approval is required for amongst other matters, increasing the plan limit, extending the period during which an option may be exercised or amending limits on insider participation.

3.                                      Restricted Share Unit Plan

Effective January 1, 2015, the Corporation adopted a restricted share unit plan (“RSUP”) for a broad group of Fortis and subsidiary executives. Per the Corporation’s Executive Compensation Policy, NEOs do not typically receive RSUs.

The RSUP is administered by the Human Resources Committee which awards RSUs having a value equal to a specified percentage of the participant’s annual base salary. The number of RSUs granted to a participant is obtained by dividing the aggregate value of the grant as a percentage of base salary, as prescribed in the Corporation’s Executive Compensation Policy and RSUP, by the volume weighted average trading price of the Common Shares for five trading days preceding January 1st in the year of the grant.

Payments under the RSUP will be made three years after the grant in an amount equal to the value of RSUs accumulated (inclusive of RSUs accruing on reinvestment of notional dividends to accumulated RSUs), as determined appropriate by the Human Resources Committee.

4.                                      Other Security Based Arrangements

In addition to the incentive plans discussed above, Fortis previously maintains the 2006 Stock Option Plan.

No further awards were made under the 2006 Stock Option Plan upon adoption of the 2012 Stock Option Plan. The 2006 Stock Option Plan will terminate when all of the outstanding options granted under the plan are exercised or expire on or before March 2, 2018.

Full-Career Performance

Employee Share Purchase Plan

Shareholders of Fortis approved adoption of the 2012 Employee Share Purchase Plan (“2012 ESPP”) at the annual meeting of Shareholders held on May 4, 2012.

Employees of Fortis and its subsidiaries who are Canadian residents are encouraged to become Shareholders through the 2012 ESPP and its predecessor plans. The 2012 ESPP is available on an optional basis to permanent employees, including retirees who were participants in the plan at the time of their retirement (“Retirees”). As at December 31, 2015, the total number of Common Shares outstanding under the 2012 ESPP and its predecessors was 2,925,210. This represents 1.04% of the total number of issued and outstanding Common Shares.

Permanent employees wishing to participate in the 2012 ESPP may opt into the plan by completing an employee participation form. The proposed investment in Common Shares cannot, in any calendar year, be less than C$100 and cannot exceed, in the aggregate, 10% of the permanent employee’s annual base salary for the year. A Retiree’s participation is limited to the reinvestment of dividends on Common Shares in the Retiree’s account in the 2012 ESPP and its predecessors. The benefits of the plan are not assignable by participants.

Each employee’s contribution under the plan represents 90% of the purchase price of the Common Shares under the 2012 ESPP. The employee’s employer contributes the remaining 10% of the Common Share purchase price. Common Shares purchased under the plan are either acquired in the open market by Computershare, the trustee under the 2012 ESPP, or issued from treasury. The Corporation can elect by notice to the trustee at least 15 business days prior to a share purchase date, whether it will issue the Common Shares from treasury or purchase the number of Common Shares required on the secondary market. Commencing September 1, 2012, the Corporation has issued new Common Shares to satisfy employee purchases under the plan.

Where payments received by the employer from the employee are less than the amounts directed to be invested by the employee through the 2012 ESPP, the Employer will make a loan (an “Employee Loan”) to the employee for the amount of the balance. The employee must repay any Employee Loan amount, without interest, over a term not exceeding 52 weeks immediately following the date of the loan. The full amount of an Employee Loan outstanding becomes due and payable immediately upon termination of employment, when any compensation owing to the employee will be applied to repayment of the Employee Loan.

All Common Shares purchased and retained under the 2012 ESPP are registered in the name of Computershare, as trustee, for the benefit of the employees participating in the plan. Certificates for Common Shares purchased through an Employee Loan will not be provided to the permanent employee until their Employee Loan is repaid in full. Otherwise, certificates for Common Shares held by an employee under the 2012 ESPP are provided on termination of the employee’s participation in the 2012 ESPP.

Fortis has allocated 2,044,664 Common Shares for issuance from treasury under the 2012 ESPP while retaining flexibility to satisfy share delivery requirements through secondary market purchases. The balance in the 2012 ESPP reserve as at December 31, 2015 is 803,743.

PENSION PLAN BENEFITS

Self-Directed Registered Retirement Savings Plan

In 2015, Fortis contributed to self-directed RRSPs for Messrs. Perry, Smith and Ludlow, which contribution was matched by them up to the maximum RRSP contribution limit as allowed by the Income Tax Act (Canada).

Defined Contribution Supplemental Employee Retirement Plan

All NEOs participate in the DC SERP. The DC SERP provides for the accrual by Fortis of an amount equal to 13% of the annual base salary and annual cash incentive of the participant in excess of the allowed maximum annual contribution to an RRSP, to an account which accrues interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% dependent upon years of service. At the time of retirement, a participant may elect to receive the notional amounts accumulated under the DC SERP from the Corporation in one lump sum or in equal payments over a period not exceeding 15 years.

The Corporation ceased its notional contributions under the DC SERP in respect of Mr. Walker upon his retirement.

Defined Benefit Plans

In 2015, Ms. Duke participated in a defined benefit registered pension plan (“DB RPP”) with provisions for a maximum benefit of C$2,819 per year of service to a maximum of 35 years of service. For 2015, this would equate to an annual benefit of C$82,253.

Up until his retirement, Mr. Walker participated in a DB RPP and the Corporation’s Pension Uniformity Plan (the “DB PUP”), with provisions for an annual accrual of 1.33% up to the final average YMPE as defined under the Canada Pension Plan and 2% in excess of the final average YMPE up to Mr. Walker’s best average earnings (limited to C$182,000 per year). The DB PUP provides the portion of the calculated pension that cannot be provided under the DB RPP due to limits prescribed by the Income Tax Act (Canada). These plans provide a combined payout upon retirement based on the number of years of credited service to a maximum of 35 years and actual pensionable earnings. For the purposes of the DB PUP, the recognized earnings are limited to the base earnings rate that was in effect at December 31, 1999.

Messrs. Perry, Smith, and Ludlow do not participate in a defined benefit pension plan with the Corporation.

2015 EXECUTIVE COMPENSATION

Objective Setting

Following approval of the Business Plan by the Board, the President & CEO recommends a range of the EPS to be used to assess corporate performance by the Human Resources Committee. In addition, the President & CEO recommends safety and reliability targets to be used to assess corporate performance by the Human Resources Committee. Corporate performance objectives for Fortis subsidiaries are assessed and approved by the Board of Directors of the relevant subsidiary. Each NEO also has individual performance objectives that support the Business Plan. The President & CEO submits his individual performance objectives directly to the Human Resources Committee and reviews the individual performance objectives for the other NEOs with the Human Resources Committee. The Human Resources Committee then reviews and submits its recommended corporate and individual performance objectives to the Board for approval.

Annual Base Salary

In accordance with the executive compensation philosophy, the Human Resources Committee adjusts annual base salaries for each NEO referenced against the market medians for the applicable comparator group as described on page 77.

The 2015 base salaries for Messrs. Perry, Smith, Walker and Ludlow were C$1,025,000, C$570,000, C$650,000 and C$515,000, respectively and for Ms. Duke was C$490,000 after her appointment as EVP CHRO, on August 1, 2015.

2015 Annual Incentive

During 2015, annual incentive payouts were determined based on a combination of performance on both corporate and individual objectives. In respect of identification and analysis of the impact of matters beyond the reasonable control of management, and matters approved by the Board subsequent to the business plan targets, the Human Resources Committee, with the assistance of the Audit Committee, performed an assessment of the performance of the Corporation and individual NEOs against their predetermined corporation, subsidiary (where applicable), and individual performance metrics to develop its recommendation to the Board for the 2015 annual incentive payments.

EPS

In respect of a portion of the corporate EPS performance, which is weighted at 80%, Fortis used EPS, adjusted either upward or downward for matters beyond the reasonable control of management or other matters specifically authorized by the Board, to determine part of the corporate performance component of annual incentive payouts for 2015. Accordingly, for the purpose of calculating annual incentive payments, actual EPS of the Corporation of C$2.61 was adjusted to exclude the following:

(i)                             Gains from the sale of the entire property portfolio of Fortis Properties Corporation which created a gain of C$0.36 EPS;

(ii)                            Gains from the sale of non-core generation assets in Ontario and New York which created a gain of C$0.11 EPS;

(iii)                            Capital tracker revenue adjustments at FortisAlberta Inc. related to prior years which created a gain of C$0.03 EPS;

(iv)                          Impact of settlement of Belize Electricity Limited expropriation matters, including associated foreign exchange impacts, which created a net gain of C$0.02 EPS; and

(v)                                 Costs associated with corporate development opportunities which created a loss of (C$0.02) EPS.

In the aggregate, the above adjustments amount to C$139 million, lowering the EPS by C$0.50 per share, and resulted in a net adjusted EPS of C$2.11. The business plan was also adjusted to reflect the actual average US$/C$ foreign exchange rate of 1.2788 versus the original business plan US$/C$ foreign exchange rate of 1.1300. On this basis the Human Resources Committee determined actual corporate financial performance relative to target for the purpose of annual incentive, which is set out in the table below.

Corporate EPS Performance Targets

	Annual
	Incentive
	Payout		Adjusted
	(% of		Target			Adjusted	Payout
	Target)	Target EPS	EPS		Actual EPS	EPS	%
95% of Business Plan	50%	1.80	1.89		2.61	2.11	139.94
Business Plan	100%	1.89	1.98	(1)
108% or more of Business Plan	150%	2.04	2.15

(1)             Adjusted upward by C$0.12 to reflect the actual average US$/C$ exchange rate for 2015 of 1.2788 from 1.13 and downward by C$0.03 to reflect timing impacts associated with divesture of non-core assets.

Safety and Reliability

In addition, in respect of the remaining portion of the corporate performance, which is weighted at 20%, Fortis uses pre-established targets for safety, electrical system performance and gas system performance having regard for industry recognized safety and reliability measures. For 2015, the safety and reliability targets and performance relative to target are set out in the table below.

Corporate Safety & Reliability Targets

			Annual Incentive
			Result	Payout
	Target	Actual Result	(% of Target)%
All Injury Frequency Rate	2.38	2.07	150	105
SAIDI	1.92	2.14	0
Total Gas Excavation Damage Rate	8.94	6.73	150

The resultant corporate performance from combining the weighted percentage of the EPS and safety and reliability performance was 132.95%.

Individual Performance

The individual performance metrics established for 2015 were intended to manage functional performance priorities.

President & CEO Individual Performance Metrics

In addition to general performance against his position description, individual metrics for the President & CEO included strategically positioning Fortis and its subsidiaries for continued profitable growth by:

•                  strengthening executive succession and human resources function;

•                  realizing opportunities for growth;

•                  completing the divestiture of non-core assets; and

•                  completing integration of UNS Energy Corporation.

EVP CFO Individual Performance Metrics

In addition to general performance against his position description, individual metrics for Mr. Smith in his role as EVP CFO included:

•                  establishing corporate planning and forecasting functions;

•                  strengthening the business planning process;

•                  enhancing investor relations function; and

•                  completing divestiture of non-core assets.

EVP CHRO Performance Metrics

Individual Performance Metrics

For her tenure in 2015 as Executive Vice President, Corporate Services and Chief Human Resource Officer, the individual metrics for Ms. Duke included:

•                  establishing corporate service function;

•                  strengthening the Human Resource function and supporting the Human Resource Committee on key initiatives;

•                  advancing talent management strategy; and

•                  completing post-closing matters related to Fortis Properties Corporation.

For her tenure in 2015 as President and Chief Executive Officer of Fortis Properties Corporation, Ms. Duke’s individual metrics were considered by the Board of Fortis Properties Corporation. The Board of Fortis Properties Corporation awarded Ms. Duke 150% of target for 2015 to recognize her leadership and ability to maintain operations during the strategic review process.

In addition, Ms. Duke entered into an agreement with Fortis Properties Corporation upon commencement of a strategic review process and resulting determination to exit the hotel and real estate business. Under this agreement, Ms. Duke was mandated to conduct a divestiture of the entire property portfolio of Fortis Properties Corporation while continuing to maintain hotel and real estate service operations during the process. The agreement provided a transaction bonus payable upon the conclusion of the disposition process that was incentivized on the achievement of pre-established performance outcomes linked to sale price obtained for the portfolio. During the year, the continuity of operations was successfully preserved and all of the properties were successfully divested through a combination of two transactions totalling C$795 million and resulting in a net after-tax gain to Fortis of C$101 million. As a result of this arrangement, Ms. Duke received a sum of C$931,000, reflective of the pre-determined sale price thresholds set out in the agreement.

With the sale of the entire property portfolio of Fortis Properties Corporation, a change of control event was triggered under the Fortis Properties Corporation 2013 performance share unit plan and all outstanding performance share units granted to Ms. Duke under that plan became redeemable at 100% payout percentage. As such, Ms. Duke received payment of C$211,225 from the redemption of her 2013 and 2014 performance share unit grants pursuant to her service as President and Chief Executive Officer of Fortis Properties Corporation.

EVP Western Canada Performance Metrics

Individual Performance Metrics

In addition to general performance against his position description, individual metrics for Mr. Walker in his role as EVP Western Canada included:

•                  completing the Waneta expansion project;

•                  progressing LNG opportunities, including expansion of the Tilbury LNG facility and the Woodfibre pipeline project;

•                  progressing acquisition opportunities in Alberta; and

•                  strenthening the finance function at Western Canadian subsidiaries.

The board specifically recognized the leadership of Mr. Walker in developing the Waneta expansion project, from project initiation and approval in 2010 through the five-year construction period to the commissioning. This C$900 million project was brought in on budget and ahead of schedule. The project augmented earnings by C$0.08 per share in 2015 and is projected to continue to provide a meaningful long-term contribution to annual earnings. A portion of Mr. Walker’s annual incentive, C$200,000, was awarded and paid in May 2015 in recognition of this accomplishment. In addition, he was granted 5,142 RSUs at that time, which are redeemable in three years subject to the Waneta expansion project satisfactorily meeting prescribed performance criteria.

In June 2015, the Corporation entered into an agreement with Mr. Walker which led to his retirement from the Corporation effective June 30, 2015. The terms of the agreement included a payment to Mr. Walker totaling C$2,016,141.

Subsidiary Performance Metrics

The EVP Western Canada’s annual incentive calculation takes subsidiary performance into account along with Fortis’ corporate performance. The performance of each subsidiary is measured using a scorecard approach with multiple metrics calculated and weighted based on the relative earnings contribution of each subsidiary as follows:

Subsidiary	Weighting
FortisBC Gas and Electric	60%
FortisAlberta	40%
Total	100%

EVP Eastern Canada and Caribbean Performance Metrics

Individual Performance Metrics

In addition to general performance against his position description, individual metrics for Mr. Ludlow in his role as EVP Eastern Canada and Caribbean included:

•                  leading safety and reliability monitoring and initiatives;

•                  effectively managing Belize Electricity Company Limited operations;

•                  progressing consolidation opportunities at FortisOntario; and

•                  positioning Newfoundland Power Inc. for further investment in Newfoundland.

Subsidiary Performance Metrics

The EVP Eastern Canadian and Caribbean’s annual incentive calculation takes subsidiary performance into account along with Fortis’ corporate performance. The performance of each subsidiary is measured using a scorecard with multiple metrics calculated and weighted based on the earnings contribution of each subsidiary as follows:

Subsidiary	Weighting
Newfoundland Power	45%
Maritime Electric	15%
Caribbean Utilities	15%
Fortis Turks and Caicos	15%
FortisOntario	10%
Total	100%

The assessment of the Human Resources Committee was as follows:

President & CEO (Barry V. Perry):

Target Design				Resultant Payout
				Actual Result as
Type of Metric	Metric	Target	Weighting	% of Target	Results
Corporate (80%)	EPS	Business Plan EPS (adjusted)	64%	140%	89.6%

	Safety & Reliability	Pre-Established Targets	16%	105%	16.8%

Individual (20%)	Multiple	Achievement	20%	145%	29.0%
Total			100%		135.4%

EVP CFO (Karl W. Smith):

Target Design				Resultant Payout
				Actual Result as
Type of Metric	Metric	Target	Weighting	% of Target	Results
Corporate (80%)	EPS	Business Plan EPS (adjusted)	64%	140%	89.6%

	Safety & Reliability	Pre-Established Targets	16%	105%	16.8%

Individual (20%)	Multiple	Achievement	20%	140%	28.0%
Total			100%		134.4%

EVP CHRO (Nora M. Duke):

Target Design				Resultant Payout
				Actual Result as
Type of Metric	Metric	Target	Weighting	% of Target	Results
Metrics as EVP CHRO (August 1– December 31, 2015)
Corporate (80%)	EPS	Business Plan EPS (adjusted)	64%	140%	89.6%
	Safety & Reliability	Pre-Established Targets	16%	105%	16.8%
Individual (20%)	Multiple	Achievement	20%	120%	24.0%
Total			100%		130.4%
Metrics as President & CEO, Fortis Properties Corporation (January 1 – July 31, 2015)
Corporate (70%)	EPS	Business Plan EPS (adjusted)	56%	140%	78.4%
	Operations	Various	14%	105%	14.7%
Individual (30%)	Divestiture Process	Achievement	30%	150%	45.0%
Total			100%		138.1%

EVP Western Canada (John C. Walker):

Target Design				Resultant Payout
				Actual Result as
Type of Metric	Metric	Target	Weighting	% of Target	Results
Corporate (40%)	EPS	Business Plan EPS (adjusted)	32%	100%	32%

	Safety & Reliability	Pre-Established Targets	8%	100%	8%
Subsidiary (40%)	Multiple	Achievement	40%	100%	40%
Individual (20%)	Multiple	Achievement	20%	100%	20%
Total			100%		100	%(1)

(1)             Short-term incentive paid at 100% of target, pro-rated for June 30, 2015 retirement date. An additional payment of C$200,000 was made to Mr. Walker in respect of his accomplishments in completing the Waneta expansion project. The resultant blended payout represents 187.1% of the target result.

EVP Eastern Canada and Caribbean (Earl A. Ludlow):

Target Design				Resultant Payout
				Actual Result as
Type of Metric	Metric	Target	Weighting	% of Target	Results
Corporate (40%)	EPS	Business Plan EPS (adjusted)	32%	140%	44.8%

	Safety & Reliability	Pre-Established Targets	8%	105%	8.4%
Subsidiary (40%)	Multiple	Achievement	40%	119%	47.7%
Individual (20%)	Multiple	Achievement	20%	135%	27.0%
Total			100%		127.9%

The Board did not exercise its discretion in respect of the annual incentive for any of the NEOs. Based on performance against the corporate and individual objectives described above the Board awarded the following annual incentive payments in 2016.

	2015 Actual Annual	Percentage of
	Incentive Payment	Target Payout
	(C$)	(%)
Barry V. Perry	1,387,440	135.4
Karl W. Smith	536,096	134.4
John C. Walker	425,630	187.1
Earl A. Ludlow	460,935	127.9
Nora M. Duke	368,222	134.8	(1)

(1)             Ms. Duke’s annual incentive was calculated with reference to her performance as EVP CHRO and President and Chief Executive Officer of Fortis Properties Corporation.

Medium- and Long-Term Incentives

Performance Share Units

PSUP - 2015 Grant

PSUs granted in 2015 will be assessed against the payout criteria mandated by the PSUP which are:

•                  The Corporation’s TSR for the relevant period compared to the PSU Peer Group TSR for the same period. This metric will be used to determine 50% of the payout criteria;

•                  The Corporation’s Cumulative EPS for the relevant period compared to the target EPS for the same period. This metric will be used to determine 50% of the payout criteria;

•                  The Human Resources Committee may, in its discretion, take into account the impact of extraordinary items during the three-year period in which the PSUs granted in 2015 are outstanding (the “Payment Criteria Period”) in determining EPS in respect of such period; and

•                  Unless the Human Resources Committee determines that the circumstances warrant otherwise, no payment in respect of a unit grant will be payable if the Corporation’s long-term credit rating is below that of the median corporate long-term credit rating for the peer group as of the final business day of the Payment Criteria Period.

The Human Resources Committee did not set any additional payment criteria for any of the NEOs in respect of the 2015 PSU grant. The 2015 PSU grant was determined as a percentage of base salary divided by the volume weighted average trading price of the Common Shares traded on the TSX during the last five trading days immediately preceding January 1, 2015 of C$38.90.

Regular PSU grant

The date of the 2015 PSU grant was January 1, 2015, with grant value based on the role held by the individual at the time. Messrs. Perry, Smith, Walker, and Ludlow received 2015 PSU grant values based on the applicable percentages of base salary prescribed by the PSUP, which were 221%, 113%, 113%, and 94%, respectively. In the case of Ms. Duke, the base salary used and the grant value was based on the applicable percentages prescribed by the PSUP in her role as President and Chief Executive Officer of Fortis Properties Corporation.

PSU grant in connection with Nora M. Duke

In respect of Ms. Duke, an additional grant of PSUs was made to her at the time of her appointment as EVP CHRO to ensure her total PSU opportunity for the year was aligned with the provisions of the PSUP in accordance with the two roles she held during the year and the relative proportion of time she held the roles.

PSU Peer Group

The PSU Peer Group against whom the Corporation’s performance will be measured on the above-noted criteria consists of the following 25 publicly traded North American utility companies:

AGL Resources	Emera Inc.	PPL Corp.
Alliant Energy	Eversource Energy	Public SVC Enterprise Group
Ameren Corp.	Great Plains Energy	SCANA Corp.
Atmos Energy Corp.	MDU Resources Group Inc.	Sempra Energy
CMS Energy Corp.	New Jersey Resources Corp.	TECO Energy Inc.
Canadian Utilities Ltd.	NiSource Inc.	Westar Energy Inc.
CenterPoint Energy Inc.	OGE Energy Corp.	Wisconsin Energy Corp
DTE Energy Co.	Pinnacle West Capital Corp.	UGI Corp.
Xcel Energy Inc.

As noted on page 99, the actual value of the PSUs at the payment date is dependent on meeting the corporate performance objectives and the payment criteria in the PSUP.

The number and value of PSUs granted to NEOs under the PSUP in 2015 was:

	Number		Value of PSUs
	of	Grant	on the Grant Date
NEO	PSUs	Date	(C$)
Barry V. Perry	58,300	January 1, 2015	2,267,813
Karl W. Smith	16,485	January 1, 2015	641,250
John C. Walker	18,799	January 1, 2015	731,250
Earl A. Ludlow	12,412	January 1, 2015	482,813
Nora M. Duke	2,210	January 1, 2015	85,967
	6,671	August 1, 2015	244,201

Stock Options

The number of options granted to NEOs is based upon each NEO’s annual base salary. Options granted in 2015 have a maximum term of ten years from the date of grant and the options will vest at a rate of twenty-five percent (25%) per annum over four years from the date of grant. No options will vest immediately upon being granted. Options will expire no later than three-years after the termination (other than termination for cause), death or retirement of the NEO.

Regular grant

On March 2, 2015, Messrs. Perry, Smith, Walker, and Ludlow and Ms. Duke received option grants based on the roles held by the individuals at that time.

Based on the Black-Scholes Option Pricing Model, the value of the grants as a percentage of annual base salary are equivalent to an economic value of 73.75%, 37.50%, 37.50%, 31.30% and 28.40%, respectively, for Messrs. Perry, Smith, Walker and Ludlow and Ms. Duke. Additional details are provided in the table entitled “Outstanding Option-based and Share-based Awards” on page 109 of this Circular.

2015 Total Direct Compensation Components

(Base Salary + Annual Incentive + PSUs + Stock Options)

The Fortis approach to total direct compensation is to provide a comprehensive compensation package that links to the Corporation’s overall corporate strategy by rewarding individual performance based on Fortis corporate performance. A significant portion of total direct compensation is “at risk” — meaning it will vary annually based on corporate and individual performance with the portion of compensation not “at risk” being derived from salary. In 2015, the portion of total direct compensation “at risk” for the President & CEO, EVP CFO, EVP Western Canada, EVP Eastern Canada and Caribbean and EVP CHRO was approximately 81%, 71%, 71%, 68% and 65%, respectively.

This level of “at risk” compensation encourages the alignment of executive and Shareholder interests. The Corporation’s executive compensation regime is structured in a manner that emphasizes the greater ability of the President & CEO to affect corporate performance by making a greater portion of the President & CEO’s compensation dependent upon corporate performance. A breakdown of the components of 2015 Total Direct Compensation for each NEO is shown below.

	Base		Annual		Stock			Percentage
	Salary(1)		Incentive		Options(2)	PSUs(3)		At Risk
NEO	(C$)		(C$)		(C$)	(C$)		(%)
President & CEO	1,025,000		1,387,440		755,938	2,267,813		81%
EVP CFO	570,000		536,096		213,750	641,250		71%
EVP Western Canada(5)	650,000	(4)	425,630	(5)	243,750	931,250	(5)	71%
EVP Eastern Canada
and Caribbean	515,000		460,935		160,938	482,813		68%
EVP CHRO	455,000	(6)	368,222		129,007	330,168		65%

(1)             The base salary for the President and CEO, EVP CFO, EVP Eastern Canada and Caribbean and EVP CHRO are the salaries earned. The base salary for the EVP Western Canada represents Mr. Walker’s annual base salary. Mr. Walker’s actual salary earned in 2015 was C$325,000, as he retired effective June 30, 2015.

(2)             The value of the stock options are dependent on corporate performance.

(3)             As noted on page 99, the actual value of the PSUs at the payment date is dependent on meeting the payment criteria and corporate performance.

(4)             Reflects Mr. Walker’s base salary for 2015. Mr. Walker retired as of June 30, 2015 and received a pro-rated portion of this base salary.

(5)             Includes an additional C$200,000 in RSUs relating to the commissioning of the Waneta expansion project, and payment is dependent on the Waneta expansion project meeting certain prescribed financial performance.

(6)             Ms. Duke served as President & CEO of Fortis Properties Corporation from January 1, 2015 to July 31, 2015, and has served as EVP CHRO since August 1, 2015. Ms. Duke’s base salary reflects amounts paid in respect of each of these roles.

(1) In respect of the EVP, Western Canada, the compensation mix assumes an annual base salary for a full year and not the actual salary received by the EVP, Western Canada for half a year.

Retirement Plans

In 2015 the Corporation contributed to self-directed individual RRSPs for Messrs. Perry, Smith and Ludlow, which contributions were matched by them up to the maximum RRSP contribution limit of C$24,930 as allowed by the Income Tax Act (Canada).

Additional amounts were accrued into DC SERP accounts equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each NEO in the amounts of C$245,990, C$114,170, C$350,752, C$94,020, and C$67,864 for Messrs. Perry, Smith, Walker, Ludlow and Ms. Duke, respectively.

A detailed breakdown of retirement plans for each NEO is provided in the Retirement Plan Tables at page 112 of this Circular.

SHARE OWNERSHIP GUIDELINES

The Board has a share ownership policy that requires executives to own, directly and indirectly, a minimum number of Common Shares and RSUs based on targets varying by position level. Minimum share ownership targets must be achieved within five years of appointment to the corresponding position. Each NEO exceeds the minimum shareholding guidelines for the NEOs which are as follows:

		Current Share Ownership as a
Position	Share Ownership Guideline	Percentage of Target (1)(2)
President & CEO	5 times annual base salary	145.5%
EVP CFO	3 times annual base salary	253.9%
EVP Eastern Canada and Caribbean	3 times annual base salary	268.6%
EVP CHRO	3 times annual base salary	352.0%

(1)             Represents both direct and indirect ownership of Common Shares and RSUs as reported by each NEO.

(2)             Determined using annual base salary at December 31, 2015 and the closing price of a Common Share on the TSX as at March 18, 2016 of C$39.01.

The Board also encourages share ownership through the 2012 ESPP. Any executive that fails to comply with the share ownership policy shall not be eligible for future equity-based compensation until the later of the end of the one-year period commencing on the date of the failure or such time as the executive is again in compliance with the share ownership policy.

The current Common Share ownership of the NEOs expressed as a multiple of their 2015 annual base salary as at March 18, 2016 is as follows:

Common Share Ownership of Named Executive Officers

			Common Share Value
	Shares Owned at	Value of	as a Multiple of 2015
	March 18, 2016 (1)	Shares (2)	Base Salary (3)
Name	(#)	(C$)	(x)
Barry V. Perry	191,122	7,455,669	7.27
Karl W. Smith	111,277	4,340,916	7.62
Earl A. Ludlow	106,373	4,149,611	8.06
Nora M. Duke	123,167	4,804,745	10.56

(1)             Represents both direct and indirect ownership of Common Shares as reported by each NEO.

(2)             Calculated using the closing price of Common Shares on the TSX as at March 18, 2016 of C$39.01.

(3)             Base salary used in this chart is the annual base salary of the NEO at December 31, 2015 and not the actual salary received by the NEO during 2015.

Note on Trading Restrictions

Fortis prohibits employees, officers and directors from entering into short sales, calls and puts of any of its securities. Directors and officers of Fortis and its subsidiaries are also required to pre-clear any buying or selling of Fortis securities, and the exercise of stock options, with the EVP CFO or the Vice-President, Chief Legal Officer and Corporate Secretary.

COMPENSATION CONSULTANTS

The Human Resources Committee assists the Board in respect of executive compensation matters and may engage outside advisors that have special expertise to help fulfill this role. The Human Resources Committee currently engages Hay Group as its primary compensation consultant. As previously discussed, Hay Group also provides Fortis subsidiaries with job evaluation services and market compensation data from its national database. The engagement of Hay Group by the subsidiaries is solely subject to the direction and decision of the respective subsidiary boards of directors, which operate autonomously from the Corporation. The Human Resources Committee is satisfied with this working structure, which has been in place for years, and does not require pre-approval of such services as long as they are consistent with the broad parameters of Fortis policy.

The Hay Group is the primary consultant on Executive Compensation retained by the Human Resources Committee. In that regard, Hay Group was paid fees of C$224,209 in 2015 for work on behalf of the Human Resources Committee. In addition, subsidiaries paid a total of C$224,905 in 2015 for work done by the Hay Group on behalf of subsidiary boards. A majority of the subsidiary fees incurred in 2015 by the Hay Group were in respect of work related to CH Energy Group, Inc. and are not expected to be repeated.

Mercer is retained to provide general pension consulting and actuarial advice to the Corporation including plans related to the NEOs. Fees paid in respect of NEOs were C$165,253 in 2015. In addition, subsidiaries paid a total of C$1,813,936 in 2015 to Mercer primarily for pension consulting services at subsidiaries.

Towers Watson was retained as the secondary consultant for the biennial review in 2014, but was not retained by the Human Resources Committee for additional work in 2015. In 2015, Towers Watson was paid fees of C$15,369 by the Corporation in relation to finalizing work on the biennial review. In addition, subsidiaries paid a total of C$1,173,359 in 2015 to Towers Watson primarily for actuarial consulting services at UNS Energy Corporation and FortisBC Holdings Inc.

	Executive Compensation
	Related Fees		All Other Fees
	(C$)		(C$)
	2015	2014	2015	2014
Hay Group Limited (1) — Job evaluation, compensation data, consulting, biennial executive compensation review	224,209	396,811	—	—
Mercer — Pension Consulting	165,253	117,270	—	—
Towers Watson & Co. (1) — Executive compensation, biennial executive compensation review	—	427,071	15,369	44,115	(2)

(1)             Hay Group and Towers Watson were engaged in 2014 as part of the Corporation’s biennial review referred to on page 76 of this Circular.

(2)             Towers Watson was engaged in 2014 as part of a review of director compensation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares on December 31, 2010 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index for the five most recently completed financial years. Dividends declared on the Common Shares are assumed to be reinvested at the closing share price of the Common Shares on each dividend payment date. The S&P/TSX Composite Index and S&P/TSX Capped Utilities Index are total return indices and include reinvested dividends.

Five-Year Cumulative Total Return on C$100 Investment

Fortis Inc. Common Shares, S&P/TSX Composite Index and S&P/TSX Capped Utilities Index

(December 31, 2010 – December 31, 2015)

	2010	2011	2012	2013	2014	2015
Fortis Inc. Common Shares (C$)	100	102	108	100	132	131
S&P/TSX Composite Index (C$)	100	91	98	111	122	112
S&P/TSX Capped Utilities Index (C$)	100	106	111	106	123	119
Increase in total shareholder return from prior year - Fortis Inc. Common Shares (%)	—	2.0	5.9	(7.4)	32.0	(0.8)

The Corporation’s executive compensation programs are designed to reward NEOs at approximately the median of its comparator group. As TSR is only one of the factors considered by the Human Resources Committee during its executive compensation deliberations, a direct correlation between the five-year TSR performance and the trend in executive compensation levels over any given period is not always to be expected. Another important factor considered by the Human Resources Committee during its executive compensation deliberations is the executive team’s success in executing on a long-term growth strategy to create sustained shareholder value. For more than a decade, Fortis has pursued a strategy of growing its regulated utility business across Canada and recently in the United States, including acquisitions of well-run regulated utilities and investment in its utility businesses.

Over the last five years the Corporation has more than doubled in size with total assets of Fortis increasing by 124% from C$12.9 billion as at December 31, 2010 to C$28.8 billion as at December 31, 2015. This increase in assets was largely influenced by the acquisitions of UNS Energy Corporation in August 2014 and CH Energy Group, Inc. in June 2013.

In 2015, the Corporation fully integrated and realized the earnings from its recent acquisitions in the United States and its earnings grew to C$589 million on an adjusted basis. This increase in adjusted earnings to Shareholders represented an increase of approximately 115% from adjusted earnings to Shareholders in 2010 of C$274 million. Growth in annual revenue from 2010 to 2015 was approximately 84%. As demonstrated in the graph above, Fortis TSR increased 31% since December 31, 2010 outperforming the S&P/TSX Composite and S&P/Capped Utilities Indices by 158% and 63%, respectively.

NEO total compensation in 2015 was 2.33% of 2015 earnings compared to 2.31% of 2010 earnings. During this period there was: (i) an increase in the number of NEOs from three in 2010 to five in 2015, (ii) the creation of new Executive Vice President positions in 2014 in response to growth, (iii) the extension of PSU grants to other NEOs commencing January 1, 2013, which is consistent with the Corporation’s focus on longer-term performance and providing compensation at approximately the median of applicable comparator group.

The component of at-risk longer-term compensation (PSUs + Stock Options) for the President & CEO, when compared to Total Direct Compensation (Base Salary + STI + PSUs + Stock Options) for the President & CEO, increased from 47% in 2010 to 56% in 2015.

SUMMARY COMPENSATION TABLE

Compensation of Named Executive Officers

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during the last financial year by the President & CEO of Fortis and each of the other NEOs as defined in National Instrument 51-102F6 — Statement of Executive Compensation, with comparative information for the two previous financial years. Throughout the period the roles of the various NEOs changed and the comparative year over year numbers should be read in the context of the changed roles.

Summary Compensation Table

			Share-		Option-	Annual
			Based		Based	Incentive	Pension	All Other		Total
Name and		Salary	Awards		Awards	Plan	Value	Compensation		Compensation
Principal Position	Year	(C$)	(C$) (1)		(C$) (2)	(C$) (3)	(C$) (4)	(C$) (5)		(C$)

BARRY V. PERRY (6)	2015	1,025,000	2,267,813		755,938	1,387,440	245,990	340,138		6,022,319
President & CEO	2014	737,500	1,115,625		318,465	1,059,000	136,605	232,355		3,599,550
	2013	520,000	389,997		242,201	500,000	98,380	168,920		1,919,498
KARL W. SMITH (7)	2015	570,000	641,250		213,750	536,096	114,170	184,053		2,259,319
Executive Vice President, Chief Financial Officer	2014	522,500	330,000		236,634	500,000	89,292	146,906		1,825,332
	2013	475,000	237,500		221,243	350,000	79,790	125,862		1,489,395
JOHN C. WALKER (8)	2015	325,000	931,250	(9)	243,750	425,630	374,183	2,080,473	(10)	4,380,286
Executive Vice President, Western Canadian Operations	2014	581,250	435,938		261,958	500,000	142,426	107,919		2,029,491
	2013	535,600	401,713		249,458	400,000	138,773	105,677		1,831,221
EARL A. LUDLOW (8)	2015	515,000	482,813		160,938	460,935	94,020	142,898		1,856,604
Executive Vice President, Eastern Canadian and Caribbean Operations	2014	465,000	207,583		172,570	400,000	74,400	97,835		1,417,388
	2013	420,000	83,983		146,719	294,000	67,180	75,182		1,087,064
NORA M. DUKE (11)	2015	455,000	330,168		129,007	368,222	114,693	1,056,455		2,453,545
Executive Vice President, Corporate Services and Chief Human Resource Officer	2014	415,000	83,000		143,021	225,000	106,086	20,808		992,915
	2013	395,000	79,000		137,992	275,000	99,802	25,827		1,012,621

(1)             Represents the PSUs awarded in 2013, 2014 and 2015 — see “Report on Executive Compensation — 2015 Executive Compensation — Performance Share Units” commencing on page 99 of this Circular. The value of the PSUs awarded was determined using the underlying value of Common Shares as of the grant date. The values used were C$33.96, C$30.42, C$32.23, C$33.44, C$38.90, and C$36.61 per PSU for January 1, 2013, January 1, 2014, June 30, 2014, August 1, 2014, January 1, 2015 and August 1, 2015 respectively. For accounting purposes, the awards for 2013, 2014 and 2015 were measured at fair value, which was determined as the volume weighted average price of Common Shares traded on the TSX for the five trading days immediately preceding the date of the grant. This value was determined to be C$33.96, C$30.42 and C$38.90 per PSU for 2013, 2014 and 2015 respectively.

(2)             Represents the fair value of stock options to acquire Common Shares. In 2013, the fair value of C$3.91 per option was determined at the date of grant using the Black-Scholes Option Pricing Model. In 2014, the fair values at C$3.53, C$2.69 and C$2.47 per option were determined at the date of grant using the Black-Scholes Option Pricing Model on February 24, 2014, June 30, 2014 and August 1, 2014 respectively. In 2015, the fair value of C$3.925 per option was determined at the date of grant using the Black-Scholes Option Pricing Model on March 2, 2015. The key assumptions used to determine the stock option value included: a weighted average expected 5.5-year maturity period, which is based on the vesting policy under the stock option plan; dividend yield, which is based on the average dividends paid/average share prices over the historical maturity period; interest rate, which is the Government of Canada bond yield to match the maturity period of the options; and volatility, which is the variation of the Common Share price over the historical maturity period. Compensation fair value of the stock option is different than the accounting value disclosed in the Corporation’s financial statements because different assumptions are used. The key difference in the assumptions is in respect of the expected life of the options. For compensation purposes, the fair value calculation uses the full 10-year term of the options for the expected life assumption which is more representative of the compensation opportunity. For accounting fair value, a 5.5 year life expectancy is used based on historical experience.

(3)             Represents amounts earned under the Corporation’s annual short-term incentive program in the form of cash bonus related to the 2013, 2014 and 2015 financial years.

(4)             The amount reported for Pension Value is comprised of the compensatory charge in the DC SERP and the RPP.

(5)             Includes the Canadian dollar value of insurance premiums paid by Fortis with respect to term life and disability insurance; imputed interest benefits of loans provided to NEOs in respect of the acquisition of Common Shares under the 2012 ESPP; vehicle benefits; transportation costs; share discount benefits; employer contributions to the self-directed RRSP of the NEO; and amounts paid by subsidiaries of Fortis as directors’ fees to Messrs. Perry, Smith, Walker and Ludlow and Ms. Duke. In respect of director fees paid to Messrs. Perry, Smith, Walker and Ludlow and Ms. Duke, in 2015 the fees were C$295,820, C$142,372, C$55,750, C$87,859, and C$98,883, respectively, in 2014 the fees were C$127,522, C$68,624, C$36,250, C$35,587 and C$28,350, respectively; and in 2013 the fees were C$106,000, C$52,750, C$37,500, C$25,689 and C$27,200, respectively.

(6)             Appointed President effective June 30, 2014 and President & CEO effective January 1, 2015. Prior to June 30, 2014, Mr. Perry served as Vice President, Finance and Chief Financial Officer of the Corporation since 2004. Historical compensation for 2014 and 2013 reflect the prior roles as President and Vice President, Finance and Chief Financial Officer at Fortis.

(7)             Appointed to current role and became an NEO of Fortis on June 30, 2014. Historical compensation for 2014 and 2013 reflect the Executive Vice President, Chief Financial Officer’s prior role as President and Chief Executive Officer of FortisAlberta Inc. The compensation in respect of 2014 reflects the full year compensation actually earned by the Executive Vice President, Chief Financial Officer, both in his role as President and Chief Executive Officer of FortisAlberta Inc. and as the Executive Vice President, Chief Financial Officer.

(8)             Appointed to current role and became NEO of Fortis on August 1, 2014. Historical compensation for 2014 and 2013 reflect the Executive Vice President, Western Canadian Operations and the Executive Vice President, Eastern Canadian and Caribbean Operations, prior roles as President and Chief Executive Officer of FortisBC and President and Chief Executive Officer of Newfoundland Power, respectively. The compensation in respect of 2014 reflects the full year compensation actually earned by the Executive Vice President, Western Canadian Operations both in his role as President and Chief Executive Officer of FortisBC and Executive Vice President, Western Canadian Operations, and by the Executive Vice President, Eastern Canadian and Caribbean Operations, both in his role as President and Chief Executive Officer of Newfoundland Power and Executive Vice President, Eastern Canadian and Caribbean Operations. The Executive Vice President, Western Canadian Operations retired effective June 30, 2015.

(9)             Included in this amount is the value of 5,142 RSUs, granted to Mr. Walker in recognition of his efforts in respect of the Waneta Expansion Project and which are redeemable in 2018 subject to the satisfaction of established Waneta performance criteria. These remain outstanding following his retirement.

(10)        In June 2015, the Corporation entered into an agreement with Mr. Walker which led to his retirement from the Corporation effective June 30, 2015. The terms of the agreement included a payment to Mr. Walker totaling C$2,016,141, which amount is included in this table.

(11)        Ms. Duke was appointed Executive Vice President, Corporate Services and Chief Human Resource Officer on August 1, 2015. Prior to this appointment she served as President and Chief Executive Officer of Fortis Properties Corporation. She received a bonus of C$931,000 related to the strategic review and sale of the commercial real estate and hotel properties per an agreement with Fortis Properties Corporation. Please see page 93 for further detail.

INCENTIVE PLAN AWARDS

The following tables set forth details of all long-term incentive awards as at December 31, 2015. The medium-and long-term incentive plans are described beginning on page 86 of the “Report on Executive Compensation”.

Outstanding Option-Based and Share-Based Awards Table

(as at December 31, 2015)

		Option Based Awards				Share Based Awards
		Number of				Number of	Market or payout	Market or payout
		securities			Value of	shares or	value of share-	value of vested
		underlying	Option		unexercised	units that	based awards	share-based
		unexercised	exercise	Option	in-the-money	have not	that have not	awards not paid
	Year Option	options	price	expiration	options (1)	vested	vested (2)	out or distributed
Name	Granted	(#)	(C$)	Date	(C$)	(#)	(C$)	(C$)

BARRY V. PERRY President & CEO	2015	192,596	39.25	2-Mar-25	—	60,501	2,263,360
	2014	20,168	32.23	30-Jun-24	104,470	22,883	856,040	—
	2014	74,848	30.73	24-Feb-24	499,985	15,279	571,585	—
	2013	61,944	33.58	19-Mar-23	237,246	12,863	481,206	—
	2012	56,612	34.27	4-May-22	177,762	—	—	—
	2011	57,056	32.95	2-Mar-18	254,470	—	—	—
	2010	12,336	27.36	1-Mar-17	123,977	—	—	—
Total		475,560			1,397,910	111,526	4,172,191	—
KARL W. SMITH Executive Vice President, Chief Financial Officer	2015	54,460	39.25	2-Mar-25	—	17,107	639,991
	2014	3,416	32.23	30-Jun-24	17,695	2,758	103,191	—
	2014	64,432	30.73	24-Feb-24	430,406	8,769	328,051	—
	2013	56,584	33.58	19-Mar-23	216,717	7,834	293,072	—
	2012	53,692	34.27	4-May-22	168,593	—	—	—
	2011	54,024	32.95	2-Mar-18	240,947	—	—	—
	2010	36,800	27.36	1-Mar-17	369,840	—	—	—
Total		323,408			1,444,198	36,468	1,364,305	—
JOHN C. WALKER Executive Vice President, Western Canadian Operations	2015	62,104	39.25	30-Jun-18	—	24,650	922,157
	2014	2,805	33.44	30-Jun-18	11,136	755	28,263
	2014	53,694	30.73	30-Jun-18	358,676	14,615	546,739	—
	2013	31,900	33.58	30-Jun-18	122,177	13,249	495,649	—
	2012	15,174	34.27	30-Jun-18	47,646	—	—	—
Total		165,677			539,635	53,269	1,992,808	—
EARL A. LUDLOW Executive Vice President, Eastern Canadian and Caribbean Operations	2015	41,004	39.25	2-Mar-25	—	12,881	481,863
	2014	8,476	33.44	1-Aug-24	33,650	3,854	144,187
	2014	42,956	30.73	24-Feb-24	286,946	3,117	116,624	—
	2013	37,524	33.58	19-Mar-23	143,717	2,770	103,618	—
	2012	35,016	34.27	4-May-22	109,950	—	—	—
	2011	35,056	32.95	2-Mar-18	156,350
	2010	40,572	27.36	1-Mar-17	407,749	—	—	—
Total		240,604			1,138,362	22,622	846,292	—
NORA M. DUKE Executive Vice President, Corporate Services and Chief Human Resource Officer	2015	32,868	39.25	2-Mar-25	—	2,294	85,831	—
	2015	—	—	—	—	6,923	258,976
	2014	40,516	30.73	24-Feb-24	270,647			—
	2013	35,292	33.58	19-Mar-23	135,168			—
	2012	33,484	34.27	4-May-22	105,140			—
	2011	33,688	32.95	2-Mar-18	150,248			—
	2010	38,380	27.36	1-Mar-17	385.719			—
	2009	38,096	22.29	11-Mar-16	576,012			—
	2006	13,470	22.94	28-Feb-16	194,911			—
		265,794			1,817,845	9,217	344,807	—

(1)                  The value of unexercised in-the-money options as at December 31, 2015 is the difference between the option exercise price and the closing price of Common Shares as at December 31, 2015 on the TSX of C$37.41 applied to outstanding options. Where the exercise price is greater than the closing price, no value is assigned.

(2)                  Market or payout value of share-based awards that have not vested is the payout value of outstanding PSUs based on the closing price of Common Shares on the TSX as at December 31, 2015 of C$37.41.

Incentive Plan Awards - Value Vested or Earned — 2015

			Non-equity incentive plan
	Option-based awards - Value	Share-based awards - Value	compensation - Value earned
	vested during the year (1)	vested during the year (2)	during the year (3)
Name	(C$)	(C$)	(C$)
BARRY V. PERRY
President & CEO	418,827	—	1,387,440
KARL W. SMITH
Executive Vice President, Chief Financial Officer	368,664	—	536,096
JOHN C. WALKER
Executive Vice President, Western Canadian Operations	414,251	—	425,630
EARL A. LUDLOW
Executive Vice President, Eastern Canadian and Caribbean Operations
	249,958	—	460,935
NORA M. DUKE (4)
Executive Vice President, Corporate Services and Chief Human Resource Officer	229,121	211,225	368,222

(1)                  Represents the aggregate value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of the Common Shares on the TSX on the vesting date and the grant price of the respective grant.

(2)                  Represents the value of PSUs that were realized and paid in 2015.

(3)                  Represents the annual incentive earned for 2015. See the Summary Compensation Table on page 107 of this Circular.

(4)                  Appointed to current position and became an NEO of Fortis on August 1, 2015 and includes options received in previous positions.

In 2015, Fortis granted 667,244 options pursuant to the 2012 Stock Option Plan which represents 0.24% of the total number of issued and outstanding Common Shares of the Corporation.

Equity Compensation Plan Information as at December 31, 2015

Number of securities
remaining available for
future issuance under equity
	Number of securities to be		compensation plans
	issued upon exercise of	Weighted average exercise	(excluding options issued and
	outstanding options	price of outstanding options	outstanding)
Plan Category	(#)	(C$)	(#)
Equity compensation plans approved by security holders	4,416,454	32.12	6,840,193

Stock Options Outstanding

	Options Outstanding	Options Outstanding	% of Common Shares Issued
	December 31, 2015	March 18, 2016 (1)	and Outstanding
Option Plan	(#)	(#)	December 31, 2015	March 18, 2016

2012 Stock Option Plan	2,950,912	3,713,470	1.05	1.31
2006 Stock Option Plan	1,322,125	937,360	0.47	0.33
2002 Stock Option Plan	143,417	Nil	0.05	0.00
Total	4,416,454	4,650,830	1.57	1.64

(1)                  Shares remaining in reserve for options to be issued under the Fortis stock option plans are limited to 6,840,193 Common Shares, which represents 2.43% of the total number of issued and outstanding Common Shares and are all issuable pursuant to the 2012 Stock Option Plan. In aggregate, options granted and outstanding, combined with shares remaining in reserve for issuance of stock options pursuant to Fortis stock options plans are limited to 11,256,647 Common Shares, which represents 4.0% of the total number of issued and outstanding Common Shares.

NEO Stock Options Exercised - 2015

			Monetary Gain of
		Number of Options	Exercised Options (1)
Name	Grant Year	Exercised	(C$)
BARRY V. PERRY	—	—	—
President & CEO

KARL W. SMITH	2006	34,329	560,490
Executive Vice President, Chief Financial Officer	2009	32,280	548,437
		66,609	1,108,927

JOHN C. WALKER	2011	60,700	324,745
Executive Vice President, Western Canadian Operations	2012	45,522	143,850
	2013	31,900	122,815
	2014	17,898	128,687
	2014	935	4,189
		156,955	724,286

EARL A. LUDLOW	2009	49,800	868,661
Executive Vice President, Eastern Canadian and Caribbean Operations

NORA M. DUKE	—	—	—
Executive Vice President,
Corporate Services and
Chief Human Resource Officer

(1)                  Monetary gain of exercised options is the difference between the option price and the share price at time of exercise.

RETIREMENT PLAN TABLES

The following tables set out the estimated annual pension for the NEOs from the defined benefit and the defined contribution pension arrangements.

Defined Benefit Plans Table

	Number of
	years of	Annual Benefits Payable		Accrued			Accrued
	credited	At year-end		obligation at		Non-	obligation at
	service	2015	At age 65 (1)	start of year	Compensatory	Compensatory (2)	year end
Name	(#)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

JOHN C. WALKER	32.16	94,347	94,347	1,483,644	23,431	1,541	1,508,616
Executive Vice President, Western Canadian Operations
NORA M. DUKE	29.18	82,253	98,661	1,339,316	46,829	(69,150)	1,316,995
Executive Vice President, Corporate Services and Chief Human Resource Officer

(1)                  This is a pension payable at age 65 based on service and earnings to December 31, 2015. An immediate unreduced pension is not available as at December 31, 2015 for Ms. Duke. Mr. Walker retired effective June 30, 2015. His projected benefit at age 65 will therefore be equal to his December 31, 2015 benefit.

(2)                  Reflects the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2015. The discount rate used as at December 31, 2015 was 4.40% compared to 4.0% as at December 31, 2014.

Defined Contribution Plans Table (1)

	Accumulated
	value					Accumulated value
	at start of year	Compensatory		Non-Compensatory	Benefits Paid	at year end
Name	(C$)	(C$)		(C$)	(C$)	(C$)
BARRY V. PERRY
President & CEO	1,085,250	245,990		41,505		1,372,745
KARL W. SMITH
Executive Vice President, Chief Financial Officer	1,108,759	114,170		62,913		1,285,842
JOHN C. WALKER
Executive Vice President, Western Canadian Operations	1,470,564	350,752	(2)	61,101	(103,748)	1,778,669
EARL A. LUDLOW
Executive Vice President, Eastern Canadian and Caribbean Operations	887,829	94,020		50,444		1,032,293
NORA M. DUKE
Executive Vice President, Corporate Services and Chief Human Resource Officer	716,753	67,864		40,066		824,684

(1)                  All payments to be made under the DC SERP will be paid from the operating funds of the Corporation.

(2)                  An amount of C$200,000 was credited to Mr. Walker’s SERP upon his retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has employment agreements with each NEO which provide, in effect, that in the event the employment of any such individual is terminated by the Corporation, for other than just cause, the Corporation shall pay to such individual an amount equal to an established multiple of base salary and target annual incentive. If such agreements had become operative as at December 31, 2015, the amounts payable by the Corporation thereunder to each of Messrs. Perry, Smith, and Ludlow and Ms. Duke would have been C$4,100,000, C$1,453,500, C$1,313,250 and C$1,176,000, respectively.

In addition, in respect of change of control of the Corporation, the agreements entered into with Messrs. Perry, Smith, and Ludlow and Ms. Duke include provisions for termination amounts in the event that employment is terminated with good reason or without cause within twelve months following a defined change of control of the Corporation.

The 2012 and 2006 Stock Option Plans provide for an immediate vesting of options granted thereunder upon the happening of a defined change of control event. If such an event had occurred as at December 31, 2015, the gross amounts potentially realizable by each of Messrs. Perry, Smith, and Ludlow and Ms. Duke upon the exercise of outstanding options that have not vested would have been C$1,397,910, C$1,444,198, C$1,138,362 and C$1,817,845 respectively.

The PSUP provides that in the event of a change of control all performance share units are deemed at 100% and redeemable on the date immediately before the change of control. If such an event had occurred as at December 31, 2015, the gross amounts realizable by each of Messrs. Perry, Smith, and Ludlow and Ms. Duke would have been C$4,172,191, C$1,364,305, C$846,292, and C$344,807, respectively. In the event of termination, any amounts payable under the PSUP would be dependent on applicable notice period and as such the termination date and the notice period would be relevant considerations of the Human Resources Committee.

In 2014 in conjunction with their new roles and the unique circumstances Messrs. Smith and Ludlow entered into new employment agreements that included a retention arrangement. The purpose of the retention arrangement was to ensure the core leadership remained in place and the Corporation was positioned for ongoing success and growth. Per their employment agreements, each of Messrs. Smith and Ludlow is eligible for a retention incentive in the form of a one-time payment of C$1,870,000 and C$850,000, respectively, to be paid out on the last day of the relevant prescribed employment terms which are December 31, 2018 and December 31, 2017, respectively. In respect of Mr. Smith, the value of the one-time retention incentive is equal to two times the sum of the respective base salary and annual incentive and in respect of Mr. Ludlow the retention incentive is one time the sum of the base salary and annual incentive. The retention incentives are payable on the respective vesting dates, with payment subject to continued employment. By the terms of the retention incentive Messrs. Smith and Ludlow are entitled to pro-rata payment, in the event the employment of any such individual is terminated by the Corporation, for other than just cause, based on the proportion of time lapsed from the effective date of the employment agreement to the termination date.

Mr. Walker retired from the Corporation effective June 30, 2015. As such, provisions previously applying to Mr. Walker in termination and change of control situations have been excluded from discussion.

The following table outlines key severance and change-of-control provisions for Messrs. Perry, Smith, and Ludlow and Ms. Duke.

TERMINATION AND CHANGE OF CONTROL BENEFITS

	Voluntary	Retirement	Termination	Termination	Change of Control
	Resignation	(Early or Normal)	With Cause	Without Cause	(Double Trigger)
Annual Salary	Ceases on termination date	Ceases on retirement date	Ceases on termination date	Ceases on termination date	Ceases on termination date
Annual Incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year pro-rated to the date of termination	Target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which Change of Control occurs)
Cash Severance	None	None	None	Mr. Perry: Two times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the Change of Control occurs)

Ms. Duke and Messrs. Smith and Ludlow: One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs

Ms. Duke and Messrs. Smith and Ludlow:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the Change of Control occurs)

Stock Options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement; all remaining unvested options after the second year vest immediately. Options expire on the earlier of the original expiry date or three years from the date of retirement

			All vested and unvested options immediately expire and are forfeited on the termination date	All unexercised options expire after 90 days from termination date. All unvested options immediately expire and are forfeited	All unvested options vest immediately and become exercisable
Performance Share Units	All PSUs shall be cancelled	Continue per normal schedule	All PSUs shall be cancelled	PSUs whose payment date is prior to the expiration of the notice period will be paid. Others will be cancelled	All PSUs are deemed at 100% and redeemable on the date immediately before Change of Control
Restricted Share units	All RSUs shall be cancelled	All RSUs become vested and redeemed on date of retirement	All RSUs shall be cancelled	RSUs whose payment date is prior to notice period will be paid. Others will be cancelled.	All RSUs are deemed 100% redeemable on the date immediately before the Change of Control
Retention Incentive	Forfeited	Forfeited	Forfeited

Messrs. Smith and Ludlow:

Awarded on a pro-rated basis based on the proportion of time lapsed from effective date of employment to termination date relative to time from effective date of employment agreement to vesting date

Messrs. Smith and Ludlow:

Awarded on a pro-rated basis based on the proportion of time lapsed from effective date of employment to termination date relative to time from effective date of employment agreement to vesting date

Retirement Benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

INDEBTEDNESS OF EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table sets forth details of the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees outstanding as at March 18, 2016 to Fortis and its subsidiaries.

Aggregate Indebtedness

	To Fortis
	and its Subsidiaries	To Another Entity
Purpose	(C$)	(C$)
Share Purchases	4,530,912	Nil
Other	1,708,822	Nil

The above table discloses the aggregate indebtedness of all employees of Fortis and its subsidiaries to their respective employers. The primary indebtedness is incurred for share purchases pursuant to the 2012 ESPP. Other loans made to employees arise in connection with relocation or housing assistance and purchase of home computers.

No loans are made to directors by Fortis or any of its subsidiaries.

As of March 18, 2016 there is no indebtedness of NEOs to Fortis. The table below sets forth the details of indebtedness of NEOs under the securities purchase program in 2015. The loans reported therein arise under the 2012 ESPP, open for participation by employees, whereby interest free loans repayable by payroll deduction over 12 months from the date of advance to a maximum of 10% of the employee’s base annual salary may be utilized to acquire Common Shares. Directors do not participate in the 2012 ESPP and therefore do not receive loans for the purposes of acquiring Common Shares. Except as disclosed, there is no indebtedness to Fortis by executive officers, directors, employees, or former executive officers for any purpose.

Indebtedness of Directors and Executive Officers

Under Securities Purchase Programs(1)

		Largest	Amount	Financially
		Amount	Outstanding	Assisted Securities
	Involvement of	Outstanding	as at	Purchased During
	Corporation or	During 2015	March 18, 2016	2015	Security for
Name and Principal Position	Subsidiary	(C$)	(C$)	(#)	Indebtedness
BARRY V. PERRY	Fortis Inc.	—	—	—	—
President & CEO	As Lender
KARL W. SMITH Executive Vice President, Chief Financial Officer	Fortis Inc. As Lender	9.519	—	—	The securities purchased

JOHN C. WALKER Executive Vice President, Western Canadian Operations	Fortis Inc. As Lender	—	—	—	—
EARL A. LUDLOW Executive Vice President, Eastern Canadian and Caribbean Operations	Fortis Inc. As Lender	51,500	—	1,423	The securities purchased

NORA M. DUKE Executive Vice President, Corporate Services and Chief Human Resource Officer	Fortis Inc. As Lender	—	—	—

(1)                  No amounts were outstanding as at March 18, 2016.

INTERESTS OF ADVISORS

Goldman, Sachs & Co. provided the opinion described under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation”. Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Fortis, ITC and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Acquisition. Goldman, Sachs & Co. expects to receive fees for its services in connection with the Acquisition, a significant portion of which is contingent upon consummation of the Acquisition, and Fortis has agreed to reimburse certain of its expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement. At Fortis’ request, an affiliate of Goldman, Sachs & Co. has entered into a commitment letter to provide Fortis with a bridge loan facility in connection with the consummation of the Acquisition, subject to the terms and conditions set forth in such commitment letter and for which such affiliate has received and expects to receive compensation. See “Special Business — The Acquisition of ITC Holdings Corp.” and “Schedule C — Opinion of Goldman, Sachs & Co.” in this Circular.

AUDITORS OF ITC

The auditors of ITC are Deloitte & Touche LLP, located in Detroit, Michigan. Deloitte & Touche LLP has audited the financial statements of ITC included in Schedule E of this Circular. Deloitte & Touche LLP, certified public accountants, are independent with respect to ITC within the meaning of the United States Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board as follows:

Chair of the Board of Directors

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

P. O. Box 8837

St. John’s, NL

A1B 3T2

Tel: 709.737.2800

Fax: 709.737.5307

Email: dnorris@fortisinc.com

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Fortis.

St. John’s, Newfoundland and Labrador

March 18, 2016

/s/ David C. Bennett
David C. Bennett
Vice President, Chief Legal Officer and Corporate Secretary

CONSENT OF GOLDMAN, SACHS & CO.

March 18, 2016

Board of Directors

Fortis Inc.

Fortis Place, Suite 1100, 5 Springdale Street

PO Box 8837

St. John’s, NL A1B 3T2

Canada

Re: Notice of Annual and Special Meeting and Management Information Circular of Fortis Inc., dated March 18, 2016

Ladies and Gentlemen:

Reference is made to our opinion letter, dated February 9, 2016 (“Opinion Letter”), with respect to the fairness from a financial point of view to Fortis Inc. (the “Company”) of the Aggregate Consideration (as defined in the Opinion Letter) to be paid by the Company for each outstanding share of common stock, no par value, of ITC Holdings Corp. (“ITC”) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2016, by and among the Company, FortisUS Inc., a wholly owned subsidiary of the Company, Element Acquisition Sub Inc., a wholly owned indirect subsidiary of the Company, and ITC.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein. We understand that the Company has determined to include our Opinion Letter in the Notice of Annual and Special Meeting and Management Information Circular of the Company, dated March 18, 2016 (the “Circular”). In that regard, we hereby consent to the reference to our Opinion Letter under the captions “Questions and Answers About the Meeting and Acquisition” and “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation” and to the inclusion of the Opinion Letter in the Circular. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Circular and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to, for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, prospectus, proxy statement, information circular (including any subsequent amendments to the Circular) or any other document, except in accordance with our prior written consent. Very truly yours,

(signed) GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

SCHEDULE A — GLOSSARY OF DEFINED TERMS

In this Circular, unless the context otherwise requires or as otherwise provided for purposes of Schedules D, E and F, the following terms have the meanings set forth below.

“2012 ESPP” means the Employee Share Purchase Plan adopted at the annual meeting of Shareholders held on May 4, 2012.

“Acquisition” means the acquisition by an indirect wholly owned subsidiary of Fortis of all of the issued and outstanding common stock of ITC pursuant to the terms of the Acquisition Agreement.

“Acquisition Agreement” means the agreement and plan of merger dated as of February 9, 2016 entered into between, among others, Fortis and ITC.

“Acquisition Credit Facilities” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“Acquisition-Related Costs” means the estimated non-recurring costs, including related income tax effects and any governmental and other imposed costs, that may be incurred by Fortis (on a consolidated basis) to consummate the Acquisition and in connection with the financing of the Acquisition. Such costs, which will be fully expensed when incurred in accordance with U.S. GAAP, include but are not limited to fees associated with financial advisory, consulting, accounting, tax, legal and other professional services, bridge facility commitment fees, debt refinancing fees, costs associated with change of control and integration, out-of-pocket costs and other costs of a non-recurring nature.

“Acquisition Share Issuance Resolution” has the meaning ascribed thereto under the heading “Matters for Consideration of Shareholders — Acquisition of ITC Holdings Corp. — The Acquisition”.

“Board of Directors” or “Board” means the board of directors of Fortis.

“bonus depreciation” means U.S. federal bonus tax depreciation.

“BNS” means The Bank of Nova Scotia.

“CAGR” means compound annual growth rate.

“Cash Purchase Price” has the meaning ascribed thereto under the heading “Matters for Consideration of Shareholders — Acquisition of ITC Holdings Corp. — The Acquisition”.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Circular” means the Management Information Circular (including all the schedules thereto) of which this Schedule A forms a part.

“Closing” means the closing of the Acquisition.

“Common Shares” means the common shares of Fortis.

“Comparator Group” has the meaning ascribed thereto under the heading “Report on Executive Compensation — Compensation Discussion and Analysis Executive Compensation Policy — Competitive Positioning”.

“Complaints” has the meaning ascribed thereto under the heading “Fortis — Recent Developments -Litigation Relating to the Acquisition”.

“Computershare” means Computershare Trust Company of Canada.

“Consideration Shares” has the meaning ascribed thereto under the heading “Matters for Consideration of Shareholders — Acquisition of ITC Holdings Corp. — The Acquisition”.

“Corporation” means Fortis Inc.

“CPP” means the United States Environmental Protection Agency Clean Power Plan.

“CWIP” means construction work in progress.

“DBRS” means DBRS Limited.

“DB PUP” means a defined benefit pension uniformity plan.

“DB RPP” means a defined benefit registered pension plan.

“DC SERP” means a defined contribution supplemental employee retirement plan.

“Debt Bridge Facility” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“Debt Prepayment Obligation” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“DSU” means a deferred share unit.

“DSU Plan” has the meaning ascribed thereto under the heading “Report on Director Compensation — Directors Deferred Share Unit Plan”.

“EEI” means the Edison Electric Institute.

“Eligible Persons” has the meaning ascribed thereto under the heading “Report on Executive Compensation — Compensation Risk Considerations — Medium- and Long-Term Performance”.

“EPS” means earnings per share.

“Employee Loan” has the meaning ascribed thereto under the heading “Report on Executive Compensation — Compensation Risk Considerations — Full Career Performance”.

“End Date” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Overview”.

“Equity Award Consideration” means the sum of (i) US$22.57 plus (ii) the product of (x) 0.7520 of a Common Share multiplied by (y) the average of the volume weighted average price of the Common Shares on the TSX on the five consecutive days ending on the second complete trading day prior to Closing multiplied by (z) the conversion rate of Canadian dollars to U.S. dollars obtained using the spot exchange rate for each such day reported by Bloomberg L.P. (or such other authoritative source mutually selected by ITC and FortisUS).

“Equity Bridge Facilities” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“Equity Prepayment Obligation” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“ERM” means Enterprise Risk Management.

“February 8 Board Meeting” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Background to the Acquisition”.

“FERC” means the United States Federal Energy Regulatory Commission.

“Fitch” means Fitch Ratings Inc.

“Fortis” means Fortis Inc.

“FortisUS” means FortisUS Inc.

“Hay Group” means Hay Group Limited.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Interstate Power” means Interstate Power and Light Company.

“Intervening Event” means any event, development, change, effect or occurrence that affects or would reasonably be expected to affect (i) the business, financial condition or continuing results of operation of ITC and its subsidiaries, taken as a whole or (ii) the shareholders of ITC (including the benefits of the Acquisition to the ITC shareholders) in either case that (a) is material, (b) was not known to the ITC board of directors as of the date of the Acquisition Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to ITC as of the date of the Acquisition Agreement), (c) becomes known to the ITC board of directors prior to obtaining the approval of ITC shareholders of the Acquisition and (d) does not relate to or involve any acquisition proposal; provided, that no event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including the Common Shares) of, Fortis or any of its subsidiaries will constitute an “Intervening Event” unless such event, fact, circumstance, development or occurrence has had or would reasonably be expected to have a Material Adverse Effect on Fortis; provided, further, that an intervening event will not include: (i) any action taken by any party to the Acquisition Agreement pursuant to and in compliance with certain affirmative covenants in the Acquisition Agreement relating to obtaining regulatory approvals, or the consequences of any such action, and (ii) the receipt, existence or terms of an acquisition proposal, or the consequences thereof.

“ITC” means ITC Holdings Corp.

“ITC Midwest” means ITC Midwest LLC.

“ITC Regulated Operating Subsidiaries” means International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest and ITC Great Plains, LLC.

“Kingsdale” means Kingsdale Shareholder Services.

“Korn Ferry” means Korn Ferry International.

“Legal Restraint” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement — Conditions to the Acquisition”.

“Listing Conditions” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Overview”.

“Mandatory DSUs” has the meaning ascribed thereto under the heading “Report on Director Compensation — Directors Deferred Share Unit Plan”.

“Market Participant” has the meaning ascribed to that term under FERC regulations at 18 C.F.R. §35.34(b)(2), including any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to a Regional Transmission Organization.

“Market Price” means the volume weighted average trading price of Common Shares determined by dividing the total value of the Common Shares traded on the TSX during the five trading days immediately preceding the determination date by the total volume of the Common Shares traded on the TSX on the relevant trading days.

“Material Adverse Effect” means, with respect to any person, any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has a material adverse effect on or with respect to the business, results of operation or financial condition of such person and its subsidiaries taken as a whole, excluding any event, development, change, effect or occurrence relating to, arising out of or in connection with or resulting from any of the following: (i) general changes or developments in the economy or the financial, debt, capital, credit, commodities or securities markets in the United States, Canada or elsewhere in the world, including as a result of changes in geopolitical conditions; (ii) any changes in the international, national, regional, state, provincial or local wholesale or retail markets for electric power, capacity or fuel or related products; (iii) any changes in the national, regional, state, provincial or local electric transmission or distribution systems or increases or decreases in planned spending with respect thereto; (iv) the negotiation, execution and delivery of the Acquisition Agreement or the public announcement or pendency of the Acquisition or other transactions contemplated thereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, regulators, lenders, partners or employees of such person and its subsidiaries; (v) any action taken or omitted to be taken by such person at the written request of or with the written consent of the other parties; (vi) any consent or filing, with respect to ITC and with respect to Fortis, FortisUS and Merger Sub, required under applicable laws for the consummation of the Acquisition and other transactions contemplated therein, including any actions required under the Acquisition Agreement to obtain any such consent; (vii) any changes or prospective or anticipated changes, occurring after the date hereof, in any applicable laws or applicable accounting regulations or principles or interpretation or enforcement thereof; (viii) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions; (ix) any change in the market price or trading volume of the shares of any party or the credit rating of such person or any of its subsidiaries; (x) any failure by such person to meet any published analyst estimates or expectations of such person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself; (xi) any matter set forth on the relevant section of the company disclosure schedule to the Acquisition Agreement made by ITC to Fortis; or (xii) any litigation or claim threatened or initiated by shareholders, ratepayers, customers or suppliers of such person or representatives thereof against such person, any of its subsidiaries, or any of their respective officers or directors, in each case arising out of the execution of the

Acquisition Agreement or the transactions contemplated thereby; except in the cases of clauses (i), (ii), (iii) or (viii), to the extent that ITC or Fortis, as applicable, and the applicable party’s subsidiaries, taken as a whole, are disproportionately affected as compared with other participants in the industry in which ITC or Fortis, as applicable, operates in the United States and Canada (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a material adverse effect) and in the cases of clauses (ix) and (x), the facts, events or circumstances giving rise to or contributing to such change or failure may be deemed to constitute, and may be taken into account in determining whether there has been a material adverse effect.

“Meeting” means the annual and special meeting of shareholders of Fortis Inc. to be held on May 5, 2016.

“Merger Sub” means Element Acquisition Sub Inc.

“Minority Investment” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Overview”.

“Minority Investors” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Overview”.

“MISO” means the Midcontinent Independent System Operator.

“MJDS” means the multi-jurisdictional disclosure system adopted by the SEC.

“MISO Regulated Operating Subsidiaries” means ITC Midwest, International Transmission Company and Michigan Electric Transmission Company, LLC, all of which are direct or indirect wholly owned subsidiaries of ITC and members of MISO.

“Moody’s” means Moody’s Investors Service, Inc.

“Multi-Value Project” means a regional transmission infrastructure project that meets certain MISO criteria.

“MVP” means a Multi-Value Project.

“MW” means megawatts.

“NEO” means a named executive officer.

“NERC” means the North American Electric Reliability Corporation.

“NYSE” means the New York Stock Exchange.

“Optional DSUs” has the meaning ascribed thereto under the heading “Report on Director Compensation — Directors Deferred Share Unit Plan”.

“Payment Criteria Period” has the meaning ascribed thereto under the heading “Report on Executive Compensation — 2015 Executive Compensation — Medium- and Long-Term Incentives — Performance Share Units”.

“Permanent Debt” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“Prospective Offerings” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition”.

“PSU” means a performance share unit.

“PSUP” means the Performance Share Unit Plan of Fortis.

“PSU Peer Group” has the meaning ascribed thereto under the heading “Report on Executive Compensation — Compensation Risk Considerations — Medium- and Long-Term Performance”.

“Registration Statement” means the registration statement on Form F-4 filed by Fortis on March 17, 2016, which includes a prospectus of Fortis and a proxy statement of ITC.

“Required Regulatory Approvals” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement — Consents and Approvals”.

“Revolving Facility” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

“ROE” means return on common equity.

“RRSP” means a registered retirement savings plan.

“RSU” means a restricted share unit.

“RSUP” means the 2015 Restricted Share Unit Plan of Fortis.

“S&P” means the Standard & Poor’s Ratings Services.

“SAIDI” means System Average Interruption Duration of Outages per Customer Index.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval.

“Shareholder” means a holder of Common Shares of the Corporation.

“Shareholder Approval” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Canadian and U.S. Securities Law — TSX Approval”.

“Strategic Process” has the meaning ascribed thereto under the heading “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Background to the Acquisition”.

“Towers Watson” means Willis Towers Watson.

“TSR” means total shareholder return.

“TSX” means the Toronto Stock Exchange.

“TSX Manual” means the Toronto Stock Exchange Company Manual.

“U.S. dollars” has the meaning ascribed thereto under the heading “Currency and Exchange Rate Information”.

“U.S. GAAP” means generally accepted and accounting principles in the United States.

“YMPE” means years maximum pensionable earnings.

SCHEDULE B — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

FORM 58-101F1

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

All page references in this Schedule B are to the Management Information Circular dated March 18, 2016.

				GOVERNANCE PROCEDURES
DISCLOSURE REQUIREMENT			COMPLIANCE	FOR FORTIS INC.

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	Yes

Eleven of the twelve directors proposed for nomination on pages 43 through 54 of this Circular are independent in accordance with the Meaning of Independence set out in Section 1.4 of National Instrument 52-110 — Audit Committees. The Board considers Mmes. Ball, Clark, Dilley and Goodreau and Messrs. Norris, Blouin, Case, Haughey, McWatters, Munkley and Zurel to be independent.  The directors the Board considers not to be independent are Mr. Perry, the President and CEO of Fortis.

	(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes
	(c)	Disclose whether or not a majority of directors are independent.	Yes

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All of the directorships of the nominee directors with other reporting issuers are set out on page 65 of this Circular.

	(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

			Yes

The directors regularly meet without the President and CEO and other management present at meetings of the Board and its committees. Private sessions during meetings conducted by telephone are held when circumstances warrant. During 2015, the directors of the Board and committees held meetings without management present at every meeting of the Board and at each Committee meeting. The number of meetings involving periods without the President and CEO and other management present during 2015 were as follows:

				Board	12
				Audit	5
				Governance and Nominating	3
				Human Resources	8

	(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and

			Yes

David G. Norris was appointed non-executive Chair effective December 14, 2010. Mr. Norris is an independent director. He is responsible for the management and effective functioning of the Board by providing leadership in every aspect of its work. Mr. Norris serves as a member of all committees and is the link between the Board and management on all

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DISCLOSURE REQUIREMENT		COMPLIANCE	FOR FORTIS INC.
	describe his or her role and responsibilities.		matters concerning the Board.

	(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes	The attendance record of each director for Board and committee meetings during 2015 is disclosed in the tables on pages 43 through 54 and summarized on page 55 of this Circular.

2.	Board Mandate

	Disclose the text of the board’s written mandate.	Yes	The text of the Board Mandate is disclosed in Schedule B1 of this Circular.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The Board, with the assistance of the Governance and Nominating Committee, has developed a written position description for the Chair of the Board. There are no specific position descriptions for the chair of each Committee; however, there are written mandates for each Committee which delineate the responsibilities of each Committee with which the chair thereof is responsible to comply.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

		Yes	The Board has developed a written position description for the CEO.

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4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)                  the role of the board, its committees and its directors, and

(ii)               the nature and operation of the issuer’s business.

Yes

Each new recruit to the Board meets with the Chair of the Board and the Chair of the Governance and Nominating Committee. New directors attend an orientation information session at which senior management review the Corporation’s business, corporate strategy, financial profile, governance structure and systems, culture and key issues. As well, the Chair of the Board and the Chair of the Governance and Nominating Committee participate in the director orientation session and provide direct insight into the role and functioning of the Board and its current priorities. New directors are provided with a copy of the Corporation’s director’s manual which includes the Board and Committee mandates, corporate governance guidelines, code of conduct and other company policies and materials related to the Corporation and the industry. The orientation session also allows new directors to review the information and materials provided and better understand the role of the Board and the Committees in the context of the business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Continuing education is provided through a number of methods, including site visits, an annual dedicated strategy session, presentations from senior management, employees, and outside experts to the Board and its Committees on topics of interest and developing issues, as well as the ongoing distribution of relevant information. Presentations are made to the Board on developments in the business and regulatory environment impacting upon Fortis and its subsidiaries. Board meetings are periodically held at the business locations of Fortis subsidiaries which, in addition to presentations from management of each company regarding the specific business, affords directors the opportunity to observe operations and meet employees of the operating subsidiaries. Each subsidiary CEO is present for an annual presentation to the Board on matters affecting their subsidiary’s operation. Fortis also sponsors director attendance at appropriate educational seminars.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Board has adopted a written code of business conduct and ethics for Fortis.

		(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on the Fortis website at www.fortisinc.com (under Corporate Governance) and on SEDAR at www.sedar.com.

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		(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The Board, through the Audit Committee, receives reports on compliance with the code.

(iii)            provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Yes

The Board has not granted any waiver of the code in favour of a director or executive officer during the past 12 months and for all of 2015. Accordingly, no material change report has been required to be filed.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The Board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6.	Nomination of Directors

	(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes

The Governance and Nominating Committee is responsible for identifying new candidates for the Board. It annually identifies director skill, experience and diversity characteristics, having regard to projected retirements, and oversees a director recruitment search and nomination process leading to recommendations to the Board for consideration and recommendation for election by the Shareholders. The Governance and Nominating Committee has previously engaged SpencerStuart to aid in identifying new candidates for the Board. Fortis has a Diversity Policy which describes the principles underlying the Corporation’s approach to diversity. All of Fortis reporting issuer utility subsidiaries operate with boards composed of a majority of independent members which affords Fortis an opportunity to observe the performance and assess suitability of prospective nominees to the Board in an appropriate environment. Subsidiary boards have been the source of seven of the current nominees.

	(b)	Disclose whether or not the board has a nominating	Yes	The Governance and Nominating Committee is composed of five independent directors as disclosed

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		committee composed entirely of independent directors.		on page 72 of this Circular.

	(c)	Describe the responsibilities, powers and operation of the nominating committee.	Yes	Please see the section “Governance and Nominating Committee” on page 72 of this Circular.

7.	Compensation

	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The Governance and Nominating Committee reviews the compensation of directors on a periodic basis in relation to published surveys and private polls of other comparable corporations and recommends adjustments thereto for adoption by the Board. The Human Resources Committee makes recommendations to the Board in respect of compensation of officers as more particularly described in the “Compensation Discussion and Analysis” section of this Circular. Commencing with the annual meeting of Shareholders held on May 4, 2012, the Corporation has conducted an annual advisory vote on its approach to executive compensation, the results of which are considered by the Human Resources Committee.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Yes

The Human Resources Committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The Human Resources Committee makes recommendations to the Board following its review of compensation having regard to published material and consultation with appropriate consultants.

	(c)	Describe the skills and experience that enable the compensation committee to make decisions of the suitability of the company’s compensation policies and practices.	Yes

Fortis recognizes the importance of appointing knowledgeable and experienced individuals to its Human Resources Committee. All members of the Human Resources Committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are being adhered to in order to align management and Shareholder interests. More specifically, all Committee members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in size and complexity to Fortis.

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	(d) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The Human Resources Committee is responsible for monitoring the compensation practices and policies of Fortis and making recommendations to the Board with respect thereto as more particularly described on page 75 of this Circular. Administration and management of the 2012 Stock Option Plan and predecessor option plans, including the authority to grant options to employees, is the responsibility of the Human Resources Committee which also administers the PSUP and predecessor plan for the CEO.

(e)

If a compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Yes

Fortis retains Hay Group and Mercer to advise in respect of executive compensation and pension matters. Hay Group undertakes a rating of positions within Fortis and its subsidiaries and provides reports of median compensation levels applicable to such ratings. Mercer provides consulting advice in respect of pension matters and management support to pension plan administration. In 2014, Fortis also retained Towers Watson to review executive compensation benefits and Korn Ferry to assist in an executive development and succession planning initiative. Fees paid to the compensation consultants are disclosed on page 104 of this Circular.

8.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	The three standing committees of the Board are: Audit Committee, Governance and Nominating Committee and Human Resources Committee.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The Governance and Nominating Committee is responsible for regular assessment of the effectiveness and contribution of the Board, its committees and individual directors. It carries out this responsibility through a periodic confidential survey of each director regarding his or her views on the effectiveness of the Board and the committees, the effectiveness of the Chair, which are summarized and reported to the Committee and Chair of the Board. The review includes a section on individual issues which the Committee believes would disclose any concerns relating to an individual director. A review was carried out and considered by the Governance and Nominating Committee. In addition to the formal review process, the Chair of the Board conducts individual private interviews with each director, during which each directors’ assessment of the Board’s performance and any concerns in respect of the performance of the Board or other individual directors is discussed.

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10.		Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The Board has adopted term limits of directors on its board. Directors are elected for a term of one year and except in exceptional circumstances will be eligible for re-election at the annual meeting of shareholders next following the earlier of the date on which they achieve age 72 or the 12th anniversary of their initial election to the Board.

11.		Representation of Women on Board

	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Yes	The Corporation has adopted a written Diversity Policy.

(b)

If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)                  short summary of its objectives and key provisions

(ii)               the measures taken to ensure that the policy has been effectively implemented

(iii)            annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)           whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Yes

The Diversity Policy describes the principles underlying the Corporation’s approach to diversity and its objectives in respect of diversity among its leadership team at the Board and executive level. The Board has committed to increasing female representation on the Board and at the executive level. The Governance and Nominating Committee is responsible for regularly reviewing and monitoring performance under the Diversity Policy and the Human Resources Committee is responsible for ensuring that the objectives of the Diversity Policy are applied in identifying and evaluating candidates for executive leadership positions.

The Corporation believes that the current nominees reflect a diverse group of talented individuals, which include four females who collectively represent 33% of the nominees for election as directors.

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12.	Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Yes

In accordance with the Diversity Policy, the Governance and Nominating Committee considers candidates on merit against objective criteria, with due regard for the benefits of diversity. It considers diversity within the context of the Corporation’s needs and objectives, its diverse customer base and its domestic and international operations. Accordingly in searches for potential new directors, the Governance and Nominating Committee considers the level of female representation and diversity on the Board as one of several factors in its search and identification process. In 2014 the Governance and Nominating Committee engaged SpencerStuart to help identify potential Board nominees and requested SpencerStuart to consider diversity, including female representation, in bringing forward candidates for consideration.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Yes

In identifying and considering potential candidates for executive appointments, the Corporation looks first to individuals within the Corporation and its subsidiaries and considers diversity, as well as, factors such as years of service, regional background, merit, experience and qualification. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity and seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions. The Human Resources Committee is responsible for ensuring that the objectives of the Diversity Policy are applied in identifying and evaluating candidates for executive leadership positions.

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14.	Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes

The Corporation’s Diversity Policy does not establish fixed targets regarding gender representation on the Board or for executive officer positions. The Board believes that establishing quotas or formulaic approaches do not necessarily result in the identification or selection of the best candidates. Rather, the Board is committed to increasing female representation on the Board and at the executive level and considers diversity when evaluating candidates. In searches for new directors, the Governance and Nominating Committee does consider the level of female representation and diversity on the Board. The Board seeks to ensure a representative list of females is included among the group of prospective candidates for executive positions.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:	Yes	The Diversity Policy does not set forth targets.
(i) short summary of its objectives and key provisions
(ii) the measures taken to ensure that the policy has been effectively implemented.

15.		Number of Women on the Board and in Executive Officer Positions

	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes

Four of the current twelve director nominees are women which represents 33% of the director nominees. In 2015, the Corporation had three female directors which collectively represented 27% of the Board.

	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes

One of the named executive officers of Fortis is female and three other Vice-Presidents are female. As at April 1, 2016, following the appointment of Mr. Laurito as an officer of the Corporation, 36% of the executive of Fortis will be female.

SCHEDULE B1 — BOARD MANDATE

Board of Directors Mandate

The board of directors (the “Board”) of Fortis Inc. (the “Corporation”) is responsible for the stewardship of the Corporation. The Board will supervise the management of the business and affairs of the Corporation and, in particular, will:

A.                                    Strategic Planning and Risk Management

1)                                     Adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business;

2)                                     Monitor the implementation and effectiveness of the approved strategic and business plan;

3)                                     Assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage such risks;

B.                                    Management and Human Resources

1)                                     Select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with the Corporation;

2)                                     In consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, training and evaluating senior management);

3)                                     To the extent feasible, satisfy itself as to the integrity of the CEO and other officers and the creation of a culture of integrity throughout the Corporation;

4)                                     Having regard to recommendations of the Human Resources Committee, and in consultation with the CEO, the Board shall adopt a position description for the CEO which:

a.                                      defines the scope of management’s responsibilities; and

b.                                      sets out the overall corporate goals and objectives that the CEO is responsible for meeting.

C.                                    Finances, Controls and Internal Systems

1)                                     Review and approve all material transactions including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board;

2)                                     Evaluate the Corporation’s internal controls relating to financial and management information systems;

B1-1

D.                                    Communications

1)                                     Adopt a communication policy that seeks to ensure that effective communications, including statutory communication and disclosure, are established and maintained with employees, shareholders, the financial community, the media, the community at large and other security holders of the Corporation;

2)                                     Establish procedures to receive feedback from stakeholders of the Corporation and communications to the independent directors as a group;

E.                                    Governance

1)                                     Develop the Corporation’s approach to corporate governance issues, principles practices and disclosure;

2)                                     Establish appropriate procedures to evaluate director independence standards and allow the Board to function independently of management;

3)                                     Appoint from among the directors an audit committee and such other committees of the Board as deemed appropriate and delegate responsibilities thereto in accordance with their mandates;

4)                                     Develop and monitor policies governing the operation of subsidiaries through exercise of the Corporation’s shareholder positions in such subsidiaries;

5)                                     Develop and monitor compliance with the Corporation’s code of conduct, including the consideration of any waiver granted to a director or senior officer of the Corporation from complying with such code of conduct and approve or reject such waiver as it deems appropriate;

6)                                     Set expectations and responsibilities of directors, including attendance at, preparation for and participation in meetings, as set out at Section F hereof;

7)                                     Evaluate and review the performance of the Board, each of its committees and its members;

F.                                     Duties and Responsibilities of Directors

1)                                     In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

a.                                      act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

b.                                      exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care);

2)                                     Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code of Business Conduct and Ethics adopted by the Corporation, which is designed to promote honest, ethical and lawful conduct by all employees, officers and directors of the Corporation;

3)                                     A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board of Directors Governance Guidelines;

B1-2

4)                                     A Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors;

5)                                     In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

a.                                      respond promptly to management requests in respect of availability for proposed meetings;

b.                                      review thoroughly the material provided to the Director by management in connection with the meeting; and

c.                                       attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

6)                                     A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors; and

7)                                     A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

B1-3

SCHEDULE C — OPINION OF GOLDMAN, SACHS & CO.

See attached.

200 West Street | New York. NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

February 9, 2016

Board of Directors

Fortis Inc.

Fortis Place, Suite 1100, 5 Springdale Street

PO Box 8837

St. John’s, NLA1B3T2

Canada

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Fortis Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for each outstanding share of common stock, no par value (the “ITC Common Stock”), of ITC Holdings Corp. (“ITC”) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2016 (the “Agreement”), by and among the Company, FortisUS Inc., a wholly owned subsidiary of the Company (“Fortis U.S.”), Element Acquisition Sub Inc., a wholly owned indirect subsidiary of the Company (“Acquisition Sub”), and ITC. Pursuant to the Agreement, Acquisition Sub will be merged with and into ITC and each outstanding share of ITC Common Stock (other than shares of ITC Common Stock owned by the Company, Fortis U.S., Acquisition Sub or any other direct or indirect wholly owned subsidiary of the Company and shares of ITC Common Stock owned by ITC or any of its wholly owned subsidiaries, and in each case not held on behalf of third parties, and the Restricted Stock (as defined in the Agreement)) will be converted into $22.57 in cash (the “Cash Consideration”) and 0.7520 of a common share, no par value (the “Company Common Shares”), of the Company (the “Stock Consideration”; taken in the aggregate with the Cash Consideration, the “Aggregate Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ITC and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a significant portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, affiliates of Goldman, Sachs & Co. have entered into financing commitments and agreements to provide the Company with bridge loan facilities in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements and for which we expect to receive compensation. In addition, at your request, an affiliate of Goldman, Sachs & Co. expects to enter into interest rate hedging or similar such agreements with the Company in connection with the consummation of the Transaction, in each case subject to the terms of such agreements and pursuant to which such affiliate of Goldman, Sachs & Co. will act as counterparty as principal for its own account. We also have provided certain financial advisory and/or underwriting services to ITC and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as administrative agent, sole lead arranger, sole bookrunner and lender with respect to a term loan credit agreement (aggregate principal amount $50,000,000) entered into by Michigan Electric Transmission Company, LLC, a subsidiary of ITC, in January 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, ITC and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Information Forms of the Company for the five fiscal years ended December 31, 2014; annual reports to stockholders and Annual Reports on Form 10-K of ITC for the five fiscal years ended December 31, 2014; certain interim reports to shareholders of the Company; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of ITC; certain other communications from the Company and ITC to their shareholders and stockholders, respectively; certain publicly available research analyst reports for the Company and ITC; certain internal financial analyses and forecasts for ITC prepared by its management; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for ITC, in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and ITC regarding their assessment of the past and current business operations, financial condition and future prospects of ITC and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Company Common Shares and the shares of ITC Common Stock; compared certain financial and stock market information for the Company and ITC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the utility industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or ITC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Fortis U.S. or ITC or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for each share of ITC Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, Fortis U.S., ITC, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for each share of ITC Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Company Common Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Fortis U.S. or ITC or the ability of the Company, Fortis U.S. or ITC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for each share of ITC Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

SCHEDULE D — INFORMATION CONCERNING ITC HOLDINGS CORP.

For purposes of this Schedule D, references to “we”, “our”, “us” and the “Company” refer to ITC Holdings Corp., together with all of its subsidiaries. The disclosure in this Schedule D has been prepared without giving effect to the Acquisition. Please refer to “Definitions” in Schedule E to this Circular for a list of defined terms used in this Schedule D. The information in this Schedule D has been furnished by ITC Holdings. Although Fortis does not have any knowledge that would indicate that such information relating to ITC Holdings is untrue or incomplete, neither Fortis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by ITC Holdings to disclose events or information regarding ITC Holdings that may affect the completeness or accuracy of such information.

We are the largest independent electric transmission company in the United States. Based in Novi, Michigan, we own and operate high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma through our four regulated operating subsidiaries International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. ITC Midwest LLC is also a registered utility in Wisconsin. Our principal executive office is located at 27175 Energy Way, Novi, Michigan 48377 and our registered office is located at 30600 Telegraph Road Ste. 2345, Bingham Farms, Michigan 48025. The Regulated Operating Subsidiaries served a combined peak load exceeding 26,000 MW in 2015 along approximately 15,600 miles of transmission line, transmitting electricity from generating stations to local distribution facilities connected to its transmission systems. The shares of our common stock trade on the NYSE under the symbol “ITC”. The following corporate organizational chart shows ITC Holdings and its subsidiaries. Each of the subsidiaries listed below, other than Conjuction LLC and Empire Connection LLC, are wholly-owned by ITC Holdings.1

1 As of December 31, 2015, New York Transmission Holdings Corp., a wholly-owned subsidiary of ITC Holdings, held a 71.7% interest in each of Conjunction LLC and Empire Connection LLC. The remaining 28.3% interest was held by Conjunction Management LLC.

The Business of ITC Holdings

Overview

Our business consists primarily of the electric transmission operations of our Regulated Operating Subsidiaries. In 2002, ITC Holdings was incorporated in the State of Michigan for the purpose of acquiring ITCTransmission. ITCTransmission was originally formed in 2001 as a subsidiary of DTE Electric, an electric utility subsidiary of DTE Energy, and was acquired in 2003 by ITC Holdings. METC was originally formed in 2001 as a subsidiary of Consumers Energy, an electric and gas utility subsidiary of CMS Energy Corporation, and was acquired in 2006 by ITC Holdings. ITC Midwest was formed in 2007 by ITC Holdings to acquire the transmission assets of IP&L in December 2007. ITC Great Plains was formed in 2006 by ITC Holdings and became a FERC-jurisdictional entity in 2009. We own and operate high-voltage systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to our systems.

Our business strategy is to own, operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and allow new generating resources to interconnect to our transmission systems. We also are pursuing development projects not within our existing systems, which are also intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by our customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC. The rates charged by our Regulated Operating Subsidiaries are established using cost-based formula rate templates as discussed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2015 and 2014 (the “MD&A”), attached to this Circular at Schedule E.

In February 2015, we announced an internal reorganization and executive changes to support our core business focus and increase dedicated resources for grid development activities.

Development of Business

We are actively developing transmission infrastructure required to meet reliability needs and energy policy objectives. Our long-term growth plan includes continued investment in current transmission systems, generator interconnections and our ongoing development projects. See the MD&A attached to this Circular at Schedule E for additional details about our long-term capital investments. Refer to the discussion of risks associated with our strategic development opportunities in “Risk Factors” below.

Current Transmission Systems

We expect to invest approximately US$1.5 billion from 2016 through 2018 at our Regulated Operating Subsidiaries in order to maintain and replace the current transmission infrastructure, enhance system integrity and reliability and accommodate load growth.

Regional Infrastructure

We expect to invest approximately US$530 million from 2016 through 2018 to develop and build regional transmission infrastructure to address system needs. Included in this amount are the portions of the four North Central Multi-Value Projects (“MVPs”) approved by MISO in December 2011 that we will build, own and operate, as well as the Thumb Loop Project. The four MVPs are located in south central Minnesota, northern and southeast Iowa, southwest Wisconsin, and northeast Missouri and will be constructed by ITC Midwest. We currently estimate we will invest approximately US$500 million in our portions of these four MVPs from 2016 through 2018. The Thumb Loop Project, which was placed in service in May 2015, is located in ITCTransmission’s region and consists of a 140-mile, double-circuit 345 kV transmission line and related substations that are the backbone of the transmission system needed to accommodate future wind development projects in Michigan. Through December 31, 2015, ITCTransmission has invested US$501.4 million in the Thumb Loop Project and any further investment to complete this project is not expected to be material.

Based on the anticipated growth of generating resources, we also foresee the need to construct additional transmission facilities that will provide interconnection opportunities for generating facilities. These investments may include, but are not limited to, the backbone transmission network, transmission for renewable resources and transmission for interconnection of other generating facilities.

Development Projects

Through our regulated grid development and merchant and international activities, we are actively pursuing projects to upgrade the existing transmission grid and regional transmission facilities, primarily to improve overall grid reliability, reduce transmission constraints, enhance competitive markets and facilitate interconnections of new generating resources, including wind generation and other renewable resources necessary to achieve state and federal policy goals. Additionally, we may pursue other non-traditional transmission investment opportunities not described above.

Segments

We have one reportable segment consisting of our Regulated Operating Subsidiaries. Additionally, we have other subsidiaries focused primarily on business development activities and a holding company whose activities include corporate debt and equity financings and certain other corporate activities. A more detailed discussion of our reportable segment, including financial information about the segment, is included in Note 18 to the audited consolidated financial statements of ITC Holdings, attached to this Circular at Schedule E.

Operations

As transmission-only companies, our Regulated Operating Subsidiaries function as conduits, allowing for power from generators to be transmitted to local distribution systems either entirely through their own systems or in conjunction with neighboring transmission systems. Third parties then transmit power through these local distribution systems to end-use consumers. The transmission of electricity by our Regulated Operating Subsidiaries is a central function to the provision of electricity to residential, commercial and industrial end-use consumers. The operations performed by our Regulated Operating Subsidiaries fall into the following categories:

•                  asset planning;

•                  engineering, design and construction;

•                  maintenance; and

•                  real time operations.

Asset Planning

The Asset Planning group uses detailed system models and load forecasts to develop our system expansion capital plans. Expansion capital plans identify projects that would address potential future reliability issues and/or produce economic savings for customers by eliminating constraints.

The Asset Planning group works closely with MISO and SPP in the development of our system expansion capital plans by performing technical evaluations and detailed studies. As the regional planning authorities, MISO and SPP approve regional system improvement plans which include projects to be constructed by their members, including our Regulated Operating Subsidiaries.

Engineering, Design and Construction

The Engineering, Design and Construction group is responsible for design, equipment specifications, maintenance plans and project engineering for capital, operation and maintenance work. We work with outside contractors to perform various aspects of our engineering, design and construction, but retain internal technical experts who have experience with respect to the key elements of the transmission system such as substations, lines, equipment and protective relaying systems.

Maintenance

We develop and track preventive maintenance plans to promote safe and reliable systems. By performing preventive maintenance on our assets, we can minimize the need for reactive maintenance, resulting in improved reliability. Our Regulated Operating Subsidiaries contract with Utility Lines Construction Services, Inc. (“ULCS”), which is a division of Asplundh Tree Expert Co., to perform the majority of their maintenance. The agreement with ULCS provides us with access to an experienced and scalable workforce with knowledge of our system at an established rate.

Real Time Operations

System Operations: From our operations facility in Novi, Michigan, transmission system operators continuously monitor the performance of the transmission systems of our Regulated Operating Subsidiaries, using software and communication systems to perform analysis to plan for contingencies and maintain security and reliability following any unplanned events on the system. Transmission system operators are also responsible for the switching and protective tagging function, taking equipment in and out of service to ensure capital construction projects and maintenance programs can be completed safely and reliably.

Local Balancing Authority Operator: Under the functional control of MISO, ITCTransmission and METC operate their electric transmission systems as a combined Local Balancing Authority (“LBA”) area, known as the Michigan Electric Coordinated Systems (“MECS”). From our operations facility in Novi, Michigan, our employees perform the LBA functions as outlined in MISO’s Balancing Authority Agreement. These functions include actual interchange data administration and verification as well as MECS LBA area emergency procedure implementation and coordination. ITC Midwest and ITC Great Plains are not responsible for LBA functions for their respective assets.

Operating Contracts

Our Regulated Operating Subsidiaries have various operating contracts, including numerous interconnection agreements with generation and transmission providers that address terms and conditions of interconnection. The following significant agreements exist at our Regulated Operating Subsidiaries:

ITCTransmission

DTE Electric operates the electric distribution system to which ITCTransmission’s transmission system connects. A set of three operating contracts sets forth the terms and conditions related to DTE Electric’s and ITCTransmission’s ongoing working relationship. These contracts include the following:

Master Operating Agreement: The Master Operating Agreement (the “MOA”), dated as of February 28, 2003, governs the primary day-to-day operational responsibilities of ITCTransmission and DTE Electric and will remain in effect until terminated by mutual agreement of the parties (subject to any required FERC approvals) unless earlier terminated pursuant to its terms. The MOA identifies the control area coordination services that ITCTransmission is obligated to provide to DTE Electric. The MOA also requires DTE Electric to provide certain generation-based support services to ITCTransmission.

Generator Interconnection and Operation Agreement: DTE Electric and ITCTransmission entered into the Generator Interconnection and Operation Agreement (the “GIOA”), dated as of February 28, 2003, in order to establish, re-establish and maintain the direct electricity interconnection of DTE Electric’s electricity generating assets with ITCTransmission’s transmission system for the purposes of transmitting electric power from and to the electricity generating facilities. Unless otherwise terminated by mutual agreement of the parties (subject to any required FERC approvals), the GIOA will remain in effect until DTE Electric elects to terminate the agreement with respect to a particular unit or until a particular unit ceases commercial operation.

Coordination and Interconnection Agreement: The Coordination and Interconnection Agreement (the “CIA”), dated as of February 28, 2003, governs the rights, obligations and responsibilities of ITCTransmission and DTE Electric regarding, among other things, the operation and interconnection of DTE Electric’s distribution system and ITCTransmission’s transmission system, and the construction of new facilities or modification of existing facilities. Additionally, the CIA allocates costs for operation of supervisory, communications and metering equipment. The CIA will remain in effect until terminated by mutual agreement of the parties (subject to any required FERC approvals).

METC

Consumers Energy operates the electric distribution system to which METC’s transmission system connects. METC is a party to a number of operating contracts with Consumers Energy that govern the operations and maintenance of its transmission system. These contracts include the following:

Amended and Restated Easement Agreement: Under the Amended and Restated Easement Agreement (the “Easement Agreement”), dated as of April 29, 2002 and as further supplemented, Consumers Energy provides METC with an easement to the land, which we refer to as premises, on which a majority of METC’s transmission towers, poles, lines and other transmission facilities used to transmit electricity at voltages of at least 120 kV are located, which we refer to collectively as the facilities. Consumers Energy retained for itself the rights to, and the value of activities associated with, all other uses of the premises and the facilities covered by the Easement Agreement, such as for distribution of electricity, fiber optics, telecommunications, gas pipelines and agricultural uses. Accordingly, METC is not permitted to use the premises or the facilities covered by the Easement Agreement for any purposes other than to provide electric transmission and related services, to inspect, maintain, repair, replace and remove electric transmission facilities and to alter, improve, relocate and construct additional electric transmission facilities. The easement is further subject to the rights of any third parties that had rights to use or occupy the premises or the facilities prior to April 1, 2001 in a manner not inconsistent with METC’s permitted uses.

METC pays Consumers Energy annual rent of US$10.0 million, in equal quarterly installments, for the easement and related rights under the Easement Agreement. Although METC and Consumers Energy share the use of the premises and the facilities covered by the Easement Agreement, METC pays the entire amount of any rentals, property taxes, inspection fees and other amounts required to be paid to third parties with respect to any use, occupancy, operations or other activities on the premises or the facilities and is generally responsible for the maintenance of the premises and the facilities used for electric transmission at its expense. METC also must maintain commercial general liability insurance protecting METC and Consumers Energy against claims for personal injury, death or property damage occurring on the premises or the facilities and pay for all insurance premiums. METC is also responsible for patrolling the premises and the facilities by air at its expense at least annually and to notify Consumers Energy of any unauthorized uses or encroachments discovered. METC must indemnify Consumers Energy for all liabilities arising from the facilities covered by the Easement Agreement.

METC must notify Consumers Energy before altering, improving, relocating or constructing additional transmission facilities covered by the Easement Agreement. Consumers Energy may respond by notifying METC of reasonable work and design restrictions and precautions that are needed to avoid endangering existing distribution facilities, pipelines or communications lines, in which case METC must comply with these restrictions and precautions. METC has the right at its own expense to require Consumers Energy to remove and relocate these facilities, but Consumers Energy may require payment in advance or the provision of reasonable security for payment by METC prior to removing or relocating these facilities, and Consumers Energy need not commence any relocation work until an alternative right-of-way satisfactory to Consumers Energy is obtained at METC’s expense.

The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals after that time unless METC provides one year’s notice of its election not to renew the term. Consumers Energy may terminate the Easement Agreement 30 days after giving notice of a failure by METC to pay its quarterly installment if METC does not cure the non-payment within the 30-day notice period. At the end of the term or upon any earlier termination of the Easement Agreement, the easement and related rights terminate and the transmission facilities revert to Consumers Energy.

Amended and Restated Operating Agreement: Under the Amended and Restated Operating Agreement (the “Operating Agreement”), dated as of April 29, 2002, METC agrees to operate its transmission system to provide all transmission customers with safe, efficient, reliable and nondiscriminatory transmission service pursuant to its tariff. Among other things, METC is responsible under the Operating Agreement for maintaining and operating its transmission system, providing Consumers Energy with information and access to its transmission system and related books and records, administering and performing the duties of control area operator (that is, the entity exercising operational control over the transmission system) and, if requested by Consumers Energy, building connection facilities necessary to permit interaction with new distribution facilities built by Consumers Energy. Consumers Energy has corresponding obligations to provide METC with access to its books and records and to build distribution facilities necessary to provide adequate and reliable transmission services to wholesale customers. Consumers Energy must cooperate with

METC as METC performs its duties as control area operator, including by providing reactive supply and voltage control from generation sources or other ancillary services and reducing load. The Operating Agreement is effective through 2050 and is subject to 10 automatic 50-year renewals after that time, unless METC provides one year’s notice of its election not to renew.

Amended and Restated Purchase and Sale Agreement for Ancillary Services: The Amended and Restated Purchase and Sale Agreement for Ancillary Services (the “Ancillary Services Agreement”) is dated as of April 29, 2002. Since METC does not own any generating facilities, it must procure ancillary services from third party suppliers, such as Consumers Energy. Currently, under the Ancillary Services Agreement, METC pays Consumers Energy for providing certain generation based services necessary to support the reliable operation of the bulk power grid, such as voltage support and generation capability and capacity to balance loads and generation. METC is not precluded from procuring these ancillary services from third party suppliers when available. The Ancillary Services Agreement is subject to rolling one-year renewals starting May 1, 2003, unless terminated by either METC or Consumers Energy with six months prior written notice.

Amended and Restated Distribution-Transmission Interconnection Agreement: The Amended and Restated Distribution-Transmission Interconnection Agreement (the “DT Interconnection Agreement”), dated April 1, 2001 and most recently amended and restated effective as of January 1, 2015, provides for the interconnection of Consumers Energy’s distribution system with METC’s transmission system and defines the continuing rights, responsibilities and obligations of the parties with respect to the use of certain of their own and the other party’s properties, assets and facilities. METC agrees to provide Consumers Energy interconnection service at agreed-upon interconnection points, and the parties have mutual responsibility for maintaining voltage and compensating for reactive power losses resulting from their respective services. The DT Interconnection Agreement is effective so long as any interconnection point is connected to METC, unless it is terminated earlier by mutual agreement of METC and Consumers Energy.

Amended and Restated Generator Interconnection Agreement: The Amended and Restated Generator Interconnection Agreement (the “Generator Interconnection Agreement”), dated as of April 29, 2002 and most recently amended effective as of October 1, 2015, specifies the terms and conditions under which Consumers Energy and METC maintain the interconnection of Consumers Energy’s generation resources and METC’s transmission assets. The Generator Interconnection Agreement is effective either until it is replaced by any MISO-required contract, or until mutually agreed by METC and Consumers Energy to terminate, but not later than the date that all listed generators cease commercial operation.

ITC Midwest

IP&L operates the electric distribution system to which ITC Midwest’s transmission system connects. ITC Midwest is a party to a number of operating contracts with IP&L that govern the operations and maintenance of its transmission system. These contracts include the following:

Distribution-Transmission Interconnection Agreement: The Distribution-Transmission Interconnection Agreement (the “DTIA”), dated as of December 17, 2007 and amended and restated effective as of February 21, 2015, governs the rights, responsibilities and obligations of ITC Midwest and IP&L, with respect to the use of certain of their own and the other parties’ property, assets and facilities and the construction of new facilities or modification of existing facilities. Additionally, the DTIA sets forth the terms pursuant to which the equipment and facilities and the interconnection equipment of IP&L will continue to connect ITC Midwest’s facilities through which ITC Midwest provides transmission service under the MISO Transmission and Energy Markets Tariff. The DTIA will remain in effect until terminated by mutual agreement by the parties (subject to any required FERC approvals) or as long as any interconnection point of IP&L is connected to ITC Midwest’s facilities, unless modified by written agreement of the parties.

Large Generator Interconnection Agreement: ITC Midwest, IP&L and MISO entered into the Large Generator Interconnection Agreement (the “LGIA”), dated as of December 20, 2007 and amended as of August 6, 2013, in order to establish, re-establish and maintain the direct electricity interconnection of IP&L’s electricity generating assets with ITC Midwest’s transmission system for the purposes of transmitting electric power from and to the electricity generating facilities. The LGIA will remain in effect until terminated by ITC Midwest or until IP&L elects to terminate the agreement if a particular unit ceases commercial operation for three consecutive years.

Operations Services Agreement For 34.5 kV Transmission Facilities: ITC Midwest and IP&L entered into the Operations Services Agreement for 34.5 kV Transmission Facilities (the “OSA”), effective as of January 1, 2011, under which IP&L performs certain operations functions for ITC Midwest’s 34.5 kV transmission system on behalf of ITC Midwest. The OSA provides that when ITC Midwest upgrades 34.5 kV facilities to higher operating voltages it may notify IP&L of the change and the OSA is no longer applicable to those facilities. The OSA will remain in full force and effect until December 31, 2015 and will extend automatically from year to year thereafter until terminated by either party upon not less than one year prior written notice to the other party.

ITC Great Plains

Amended and Restated Maintenance Agreement: Mid-Kansas Electric Company LLC (“Mid-Kansas”) and ITC Great Plains have entered into a Maintenance Agreement (the “Mid-Kansas Agreement”), dated as of August 24, 2010, and most recently amended effective as of June 1, 2015, pursuant to which Mid-Kansas has agreed to perform various field operations and maintenance services related to certain ITC Great Plains facilities. The Mid-Kansas Agreement has an initial term of 10 years and automatic 10-year renewals unless terminated (1) due to a breach by the non-terminating party following notice and failure to cure, (2) by mutual consent of the parties, or (3) by ITC Great Plains under certain limited circumstances. Services must continue to be provided for at least six months subsequent to the termination date in any case.

Regulatory Environment

Many regulators and public policy makers support the need for further investment in the transmission grid. The growth and changing mix of electricity generation, wholesale power sales and consumption combined with historically inadequate transmission investment have resulted in significant transmission constraints across the United States and increased stress on aging equipment. These problems will continue without increased investment in transmission infrastructure. Transmission system investments can also increase system reliability and reduce the frequency of power outages. Such investments can reduce transmission constraints and improve access to lower cost generation resources, resulting in a lower overall cost of delivered electricity for end-use consumers. After the 2003 blackout that affected sections of the Northeastern and Midwestern United States and Ontario, Canada, the Department of Energy (the “DOE”) established the Office of Electric Transmission and Distribution (now the Office of Electricity Delivery and Energy Reliability), focused on working with reliability experts from the power industry, state governments and their Canadian counterparts to improve grid reliability and increase investment in the country’s electric infrastructure. In addition, the FERC has signaled its desire for substantial new investment in the transmission sector by implementing various financial and other incentives.

The FERC has also issued orders to promote non-discriminatory transmission access for all transmission customers. In the United States, electric transmission assets are predominantly owned, operated and maintained by utilities that also own electricity generation and distribution assets, known as vertically integrated utilities. The FERC has recognized that the vertically-integrated utility model inhibits the provision of non-discriminatory transmission access and, in order to alleviate this potential discrimination, the FERC has mandated that all transmission systems over which it has jurisdiction must be operated in a comparable, non-discriminatory manner such that any seller of electricity affiliated with a transmission owner (“TO”) or operator is not provided with preferential treatment. The FERC has also indicated that independent transmission companies can play a prominent role in furthering its policy goals and has encouraged the legal and functional separation of transmission operations from generation and distribution operations.

The FERC requires compliance with certain reliability standards by transmission owners and may take enforcement actions for violations, including the imposition of substantial fines. NERC is responsible for developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by NERC, as well as the standards of applicable regional entities under NERC that have been delegated certain authority for the purpose of proposing and enforcing reliability standards. Finally, utility holding companies are subject to FERC regulations related to access to books and records in addition to the requirement of the FERC to review and approve mergers and consolidations involving utility assets and holding companies in certain circumstances.

Federal Regulation

As electric transmission companies, our Regulated Operating Subsidiaries are regulated by the FERC. The FERC is an independent regulatory commission within the DOE that regulates the interstate transmission and certain wholesale sales of natural gas, the transmission of oil and oil products by pipeline and the transmission and wholesale sales of electricity in interstate commerce. The FERC also administers accounting and financial reporting regulations and standards of conduct for the companies it regulates. In 1996, in order to facilitate open access transmission for participants in wholesale power markets, the FERC issued Order No. 888. The open access policy promulgated by the FERC in Order No. 888 was upheld in a United States Supreme Court decision, State of New York vs. FERC, issued on March 4, 2002. To facilitate open access, among other things, FERC Order No. 888 encouraged investor owned utilities to cede operational control over their transmission systems to ISOs, which are not-for-profit entities.

As an alternative to ceding operating control of their transmission assets to ISOs, certain investor owned utilities began to promote the formation of for-profit transmission companies, which would assume control of the operation of the grid. In December 1999, the FERC issued Order No. 2000, which strongly encouraged utilities to voluntarily transfer operational control of their transmission systems to RTOs. RTOs, as envisioned in Order No. 2000, would assume many of the functions of an ISO, but the FERC permitted greater flexibility with regard to the organization and structure of RTOs than it had for ISOs. RTOs could accommodate the inclusion of independently owned, for-profit companies that own transmission assets within their operating structure. Independent ownership would facilitate not only the independent operation of the transmission systems, but also the formation of companies with a greater financial interest in maintaining and augmenting the capacity and reliability of those systems. RTOs such as MISO and SPP monitor electric reliability and are responsible for coordinating the operation of the wholesale electric transmission system and ensuring fair, non-discriminatory access to the transmission grid.

FERC Order No. 1000 (“Order 1000”) amends certain existing transmission planning and cost allocation requirements to ensure that FERC-jurisdictional services are provided at just and reasonable rates and on a basis that is just and reasonable and not unduly discriminatory or preferential. With respect to transmission planning, Order 1000: (1) requires that each public utility transmission provider participate in a regional transmission planning process that produces a regional transmission plan; (2) requires that each public utility transmission provider amend its Open Access Transmission Tariff to describe procedures that provide for the consideration of transmission needs driven by public policy requirements in the local and regional transmission planning processes; (3) removes a federal right of first refusal for certain new transmission facilities from FERC-approved tariffs and agreements; and (4) improves coordination between neighboring transmission planning regions for new interregional transmission facilities. MISO and SPP are compliant with the regional requirements of Order 1000 after making multiple compliance filings at FERC; however, MISO and SPP must make further compliance filings to comply with interregional Order 1000 requirements.

Order 1000 could potentially lead to greater competition for certain future transmission projects, including within our current operating areas. We are currently exploring opportunities resulting from Order 1000 within MISO and SPP as well as other RTOs.

Revenue Requirement Calculations and Cost Sharing for Projects with Regional Benefits

The cost based formula rates used by our Regulated Operating Subsidiaries include revenue requirement calculations for various types of projects. Network revenues continue to be the largest component of revenues recovered through our formula rates. However, regional cost sharing revenues are growing as a result of projects that have been identified by MISO or SPP as having regional benefits, and therefore eligible for regional cost recovery under their tariffs. Separate calculations of revenue requirement are performed for projects that have been approved for regional cost sharing and impact only which parties ultimately pay for the transmission services related to these projects and do not impact our financial results.

We have projects that are eligible for regional cost sharing under the MISO tariff, such as certain network upgrade projects, and the MVPs, including the four North Central MVPs and the Thumb Loop Project. Additionally, certain projects at ITC Great Plains are eligible for recovery through a region-wide charge in the SPP tariff, including the Kansas V-Plan Project. Certain of these projects are described in more detail in the MD&A attached to this Circular at Schedule E.

State Regulation

The regulatory agencies in the states where our Regulated Operating Subsidiaries’ assets are located do not have jurisdiction over our rates or terms and conditions of service. However, they typically have jurisdiction over siting of transmission facilities and related matters as described below. Additionally, we are subject to the regulatory oversight of various state environmental quality departments for compliance with any state environmental standards and regulations.

ITCTransmission and METC

Michigan

The MPSC has jurisdiction over the siting of certain transmission facilities. Additionally, ITCTransmission and METC have the right as independent transmission companies to condemn property in the state of Michigan for the purposes of building or maintaining transmission facilities.

ITCTransmission and METC are also subject to the regulatory oversight of the Michigan Department of Environmental Quality, the Michigan Department of Natural Resources and certain local authorities for compliance with all environmental standards and regulations.

ITC Midwest

Iowa

The IUB has the power of supervision over the construction, operation and maintenance of transmission facilities in Iowa by any entity, which includes the power to issue franchises. Iowa law further provides that any entity granted a franchise by the IUB is vested with the power of condemnation in Iowa to the extent the IUB approves and deems necessary for public use. A city has the power, pursuant to Iowa law, to grant a franchise to erect, maintain and operate transmission facilities within the city, which franchise may regulate the conditions required and manner of use of the streets and public grounds of the city and may confer the power to appropriate and condemn private property.

ITC Midwest also is subject to the regulatory oversight of certain state agencies (including the Iowa Department of Natural Resources) and certain local authorities with respect to the issuance of environmental, highway, railroad and similar permits.

Minnesota

The MPUC has jurisdiction over the construction, siting and routing of new transmission lines or upgrades of existing lines through Minnesota’s Certificate of Need and Route Permit Processes. Transmission companies are also required to participate in the State’s Biennial Transmission Planning Process and are subject to the state’s preventative maintenance requirements. Pursuant to Minnesota law, ITC Midwest has the right as an independent transmission company to condemn property in the State of Minnesota for the purpose of building new transmission facilities.

ITC Midwest is also subject to the regulatory oversight of the Minnesota Pollution Control Agency, the Minnesota Department of Natural Resources, the MPUC in conjunction with the Department of Commerce and certain local authorities for compliance with applicable environmental standards and regulations.

Illinois

The ICC exercises jurisdiction over siting of new transmission lines through its requirements for Certificates of Public Convenience and Necessity and Right-Of-Way acquisition that apply to construction of new or upgraded facilities.

ITC Midwest also is subject to the regulatory oversight of the Illinois Environmental Protection Agency, the Illinois Department of Natural Resources, the Illinois Pollution Control Board and certain local authorities for compliance with all environmental standards and regulations.

Missouri

Because ITC Midwest is a “public utility” and an “electrical corporation” under Missouri law, the MOPSC has jurisdiction to determine whether ITC Midwest may operate in such capacity. The MOPSC also exercises jurisdiction with regard to other non-rate matters affecting this Missouri asset such as transmission substation construction, general safety and the transfer of the franchise or property.

ITC Midwest is also subject to the regulatory oversight of the Missouri Department of Natural Resources for compliance with all environmental standards and regulations relating to this transmission line.

Wisconsin

ITC Midwest is a “public utility” and independent transmission owner in Wisconsin. The PSCW in a May 2014 order granted ITC Midwest a certificate of authority to transact public utility business in the state. In a separate May 2014 order, the PSCW also recognized ITC Holdings Corp. as a public utility holding company under Wisconsin statutes.

The PSCW exercises jurisdiction over the siting of new transmission lines through the issuance of certificates of authority and certificates of public convenience and necessity. Upon receipt of such certificates for a transmission project, ITC Midwest has condemnation authority as a foreign transmission provider under Wisconsin law. ITC Midwest is also subject to the jurisdiction of certain local and state agencies, including the Wisconsin Department of Natural Resources, relating to environmental and road permits.

ITC Great Plains

Kansas

ITC Great Plains is a “public utility” in Kansas and an “electric utility” pursuant to state statutes. The KCC issued an order approving the issuance of a limited certificate of convenience to ITC Great Plains for the purposes of building, owning and operating SPP transmission projects in Kansas. In addition to its certificate of authority, the KCC has jurisdiction over the siting of electric transmission lines.

ITC Great Plains is also subject to the regulatory oversight of the Kansas Department of Health and Environment for compliance with all environmental standards and regulations relating to the construction phase of any transmission line.

Oklahoma

ITC Great Plains has approval from the OCC to operate in Oklahoma, pursuant to Oklahoma Statutes as an electric public utility providing only transmission services. The OCC does not exercise jurisdiction over the siting of any transmission lines.

ITC Great Plains may be subject to the regulatory oversight of Oklahoma Department of Environmental Quality for compliance with environmental standards and regulations relating to construction of proposed transmission lines.

Sources of Revenue

See the MD&A attached to this Circular at Schedule E for a discussion of our principal sources of revenue.

Seasonality

The cost-based formula rates with a true-up mechanism in effect for all our Regulated Operating Subsidiaries, as discussed in the MD&A attached to this Circular at Schedule E, mitigate the seasonality of net income for our Regulated Operating Subsidiaries. Our Regulated Operating Subsidiaries accrue or defer revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. For example, to the extent that amounts billed are less than our revenue requirement for a reporting period, a revenue accrual is recorded for the difference and the difference results in no net income impact.

Operating cash flows are seasonal at our MISO Regulated Operating Subsidiaries, in that cash received for revenues is typically higher in the summer months when peak load is higher.

Principal Customers

Our principal transmission service customers are DTE Electric, Consumers Energy and IP&L, which accounted for approximately 20.8%, 21.9% and 26.8%, respectively, of our consolidated billed revenues for the year ended December 31, 2015. One or more of these customers together have consistently represented a significant percentage of our operating revenue. These percentages of total billed revenues of DTE Electric, Consumers Energy and IP&L include the collection of 2013 revenue accruals and deferrals and exclude any amounts for the 2015 revenue accruals and deferrals that were included in our 2015 operating revenues, but will not be billed to our customers until 2017. Refer to the MD&A attached to this Circular at Schedule E for a discussion on the difference between billed revenues and operating revenues. Our remaining revenues were generated from providing service to other entities such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers and from transaction-based capacity reservations. Nearly all of our revenues are from transmission customers in the United States. Although we may recognize allocated revenues from time to time from Canadian entities reserving transmission over the Ontario or Manitoba interface, these revenues have not been and are not expected to be material to us.

Billing

MISO and SPP are responsible for billing and collecting the majority of our transmission service revenues as well as independently administer the transmission tariff in their respective service territory. As the billing agents for our Regulated Operating Subsidiaries, MISO and SPP independently bill DTE Electric, Consumers Energy, IP&L and other customers on a monthly basis and collect fees for the use of our transmission systems.

See the MD&A attached to this Circular at Schedule E for discussion of our credit policies.

Competition

Each of our MISO Regulated Operating Subsidiaries operates the primary transmission system in its respective service area and has limited competition for certain projects. However, the competitive environment is evolving due to the implementation of Order 1000. See further discussion of Order 1000 above under “Regulatory Environment — Federal Regulation”. For our subsidiaries focused on development opportunities for transmission investment in other service areas, the incumbent utilities or other entities with transmission development initiatives may compete with us by seeking approval to be named the party authorized to build new capital projects that we are also pursuing. Because our Regulated Operating Subsidiaries are currently the only transmission companies that are independent from electricity market participants, we believe that we are best able to develop these projects in a non-discriminatory manner. However, there are no assurances that we will be selected to develop projects other entities are also pursuing.

Employees

As of December 31, 2015, we had 637 employees. We consider our relations with our employees to be good.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as properties currently owned or operated by us. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under some environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Although environmental requirements generally have become more stringent and compliance with those requirements more expensive, we are not aware of any specific developments that would increase our costs for such compliance in a manner that would be expected to have a material adverse effect on our results of operations, financial position or liquidity.

Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Many of the properties that we own or operate have been used for many years, and include older facilities and equipment that may be more likely than newer ones to contain or be made from such materials. Some of these properties include aboveground or underground storage tanks and associated piping. Some of them also include large electrical equipment filled with mineral oil, which may contain or previously have contained polychlorinated biphenyls, or PCBs. Our facilities and equipment are often situated on or near property owned by others so that, if they are the source of contamination, others’ property may be affected. For example, aboveground and underground transmission lines sometimes traverse properties that we do not own and transmission assets that we own or operate are sometimes commingled at our transmission stations with distribution assets owned or operated by our transmission customers.

Some properties in which we have an ownership interest or at which we operate are, or are suspected of being, affected by environmental contamination. We are not aware of any pending or threatened claims against us with respect to environmental contamination relating to these properties, or of any investigation or remediation of contamination at these properties, that entail costs likely to materially affect us. Some facilities and properties are located near environmentally sensitive areas such as wetlands.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. While we do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, the liabilities and costs imposed on our business could be significant if such a relationship is established or accepted. We are not aware of any pending or threatened claims against us for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electric transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Risk Factors

Risks Related to Our Business

Certain elements of our Regulated Operating Subsidiaries’ formula rates can be and have been challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.

Our Regulated Operating Subsidiaries provide transmission service under rates regulated by the FERC. The FERC has approved the cost-based formula rate templates used by our Regulated Operating Subsidiaries to calculate their respective annual revenue requirements, but it has not expressly approved the amount of actual capital and operating expenditures to be used in the formula rates. All aspects of our Regulated Operating Subsidiaries’ rates approved by the FERC, including the formula rate templates, the rates of return on the actual equity portion of their respective capital structures and the approved targeted capital structures, are subject to challenge by interested parties at the FERC, or by the FERC on its own initiative in a proceeding under Section 206 of the FPA. In addition, interested parties may challenge the annual implementation and calculation by our Regulated Operating Subsidiaries of their projected rates and formula rate true up pursuant to their approved formula rate templates under the Regulated Operating Subsidiaries’ formula rate implementation protocols. End-use consumers and entities supplying electricity to end-use consumers may also attempt to influence government and/or regulators to change the rate setting methodologies that apply to our Regulated Operating Subsidiaries, particularly if rates for delivered electricity increase substantially. If a challenger can establish that any of these aspects are unjust, unreasonable, unduly discriminatory or preferential, then the FERC will make appropriate prospective adjustments to them and/or disallow any of our Regulated Operating Subsidiaries’ inclusion of those aspects in the rate setting formula. This could result in lowered rates and/or refunds of amounts collected, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In November 2013, certain parties filed a joint complaint with the FERC under Section 206 of the FPA, requesting that the FERC find the base rate of return on equity for all MISO transmission owners, including ITCTransmission, METC and ITC Midwest, to be unjust and unreasonable. The joint complainants sought a FERC order reducing the base rate of return on equity used in the MISO transmission owners’ formula transmission rate, reducing the targeted equity component of MISO transmission owners’ capital structures and terminating the return on equity adders approved for ITCTransmission and METC. Although the FERC issued an order rejecting this complaint as to the capital structures and ITCTransmission’s and METC’s equity adders, a hearing was ordered on the complaint’s allegations as to the base rate of return on equity for all MISO transmission owners. On December 22, 2015, the presiding administrative law judge issued an initial decision recommending to the FERC a reduction in the base return on equity rate of the MISO transmission owners from 12.38% to 10.32%, with a maximum rate of 11.35%. The presiding administrative law judge’s initial decision is a non-binding recommendation to FERC for resolution of the matters set for hearing. A decision on the complaint from FERC is anticipated in the third quarter of 2016. In February 2015, an additional complaint was filed under Section 206 of the FPA seeking a FERC order reducing the base return on equity rate for all MISO transmission owners, including for our MISO Regulated Operating Subsidiaries, to 8.67%. A decision from FERC on the February 2015 complaint is anticipated in 2017. In each case, if any refunds are required, the refund effective date would be the date on which the related complaint was filed. In 2015 and 2014, we adjusted revenues downward to accrue for the refund liability based on our estimate of the outcome of these complaints. An unfavorable resolution of these complaints in excess of the amount accrued for the refund liability could significantly reduce our future revenues and net income and therefore could have a material adverse effect on our future results of operations, cash flows and financial condition.

Our actual capital investment may be lower than planned, which would cause a lower than anticipated rate base and would therefore result in lower revenues and earnings compared to our current expectations. In addition, we expect to invest in strategic development opportunities to improve the efficiency and reliability of the transmission grid, but we cannot provide assurance that we will be able to initiate or complete any of these investments. In addition, we expect to incur expenses related to the pursuit of development opportunities, which may be higher than forecasted.

Each of our operating subsidiaries’ rate base, revenues and earnings are determined in part by additions to property, plant and equipment and when those additions are placed in service. We anticipate making significant capital investments over the next several years; however, the amounts could change significantly due to factors beyond our control. If our operating subsidiaries’ capital investment and the resulting in-service property, plant and equipment are lower than anticipated for any reason, our operating subsidiaries will have a lower than anticipated rate base, thus causing their revenue requirements and future earnings to be lower than anticipated.

We are pursuing broader strategic development investment opportunities including those related to building regional transmission facilities and interconnections for generating resources, among others. Incumbent utilities or other transmission development entities may compete with us for regulatory approval to develop capital projects that we are pursuing. If we are unable to compete successfully for approval of these projects, our opportunities to expand our rate base and increase our revenues and earnings may become limited.

Any capital investment at our operating subsidiaries or as a result of our broader strategic development initiatives may be lower than our published estimates due to, among other factors, the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our system or transmission systems owned by others at any one time, regulatory requirements relating to our rate construct, environmental issues, siting, regional planning, cost recovery or other issues, or as a result of legal proceedings and variances between estimated and actual costs of construction contracts awarded and the potential for greater competition. Our ability to engage in construction projects resulting from pursuing these initiatives is subject to significant uncertainties, including the factors discussed above, and will depend on obtaining any necessary regulatory and other approvals for the project and for us to initiate construction, our achieving status as the builder of the project in some circumstances and other factors. Therefore, we can provide no assurance as to the actual level of investment we may achieve at our operating subsidiaries or as a result of the broader strategic development initiatives.

In addition, we expect to incur expenses to pursue strategic development investment opportunities. If these expenses are higher than anticipated, our future results of operations, cash flows and financial condition could be materially and adversely affected.

The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.

Each of our Regulated Operating Subsidiaries is a “public utility” under the FPA and, accordingly, is subject to regulation by the FERC. Approval of the FERC is required under Section 203 of the FPA for a disposition or acquisition of regulated public utility facilities, either directly or indirectly through a holding company. Such approval is also required to acquire a significant interest in securities of a public utility. Section 203 of the FPA also provides the FERC with explicit authority over utility holding companies’ purchases or acquisitions of, and mergers or consolidations with, a public utility. Finally, each of our Regulated Operating Subsidiaries must also seek approval by the FERC under Section 204 of the FPA for issuances of its securities (including debt securities).

We are also pursuing development projects for construction of transmission facilities and interconnections with generating resources. These projects may require regulatory approval by Federal agencies, including the FERC, applicable RTOs and state and local regulatory agencies. Failure to secure such regulatory approval for new strategic development projects could adversely affect our ability to grow our business and increase our revenues. If we fail to obtain these approvals when necessary, we may incur liabilities for such failure.

Changes in energy laws, regulations or policies could impact our business, financial condition, results of operations and cash flows.

Each of our Regulated Operating Subsidiaries is regulated by the FERC as a “public utility” under the FPA and is a transmission owner in MISO or SPP. We cannot predict whether the approved rate methodologies for any of our Regulated Operating Subsidiaries will be changed. In addition, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to the FERC, modify provisions of the FPA or provide the FERC or another entity with increased authority to regulate transmission matters. We cannot predict whether, and to what extent, our Regulated Operating Subsidiaries may be affected by any such changes in federal energy laws, regulations or policies in the future. While our Regulated Operating Subsidiaries are subject to FERC’s exclusive jurisdiction for purposes of rate regulation, changes in state laws affecting other matters, such as transmission siting and construction, could limit investment opportunities available to us.

If amounts billed for transmission service for our Regulated Operating Subsidiaries’ transmission systems are lower than expected, or our actual revenue requirements are higher than expected, the timing of collection of our revenues would be delayed.

If amounts billed for transmission service are lower than expected, which could result from lower network load or point-to-point transmission service on our Regulated Operating Subsidiaries’ transmission systems due to a weak economy, changes in the nature or composition of the transmission assets of our Regulated Operating Subsidiaries and surrounding areas, poor transmission quality of neighboring transmission systems, or for any other reason, the timing of the collection of our revenue requirement would likely be delayed until such circumstances are adjusted through the true-up mechanism in our Regulated Operating Subsidiaries’ formula rate templates. In addition, if the revenue requirements of our Regulated Operating Subsidiaries are higher than expected, due to higher actual expenditures compared to the forecasted expenditures used to develop their billing rates or for any other reason, the timing of the collection of our Regulated Operating Subsidiaries’ revenue requirements would likely be delayed until such circumstances are reflected through the true-up mechanism in our Regulated Operating Subsidiaries’ expected, formula rate templates. The effect of such under-collection would be to reduce the amount of our available cash resources from what we had expected, until such under-collection is corrected through the true-up mechanism in the formula rate template, which may require us to increase our outstanding indebtedness, thereby reducing our available borrowing capacity, and may require us to pay interest at a rate that exceeds the interest to which we are entitled in connection with the operation of the true-up mechanism.

Each of our MISO Regulated Operating Subsidiaries depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITCTransmission derives a substantial portion of its revenues from the transmission of electricity to DTE Electric’s local distribution facilities. DTE Electric accounted for approximately 60.3% of ITCTransmission’s total billed revenues for the year ended December 31, 2015 and is expected to constitute the majority of ITCTransmission’s revenues for the foreseeable future. DTE Electric is rated BBB+/stable and A2/stable by Standard and Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively. Similarly, Consumers Energy accounted for approximately 74.6% of METC’s total billed revenues for the year ended December 31, 2015 and is expected to constitute the majority of METC’s revenues for the foreseeable future. Consumers Energy is rated BBB+/stable and A3/stable by S&P and Moody’s, respectively. Further, IP&L accounted for approximately 78.5% of ITC Midwest’s total billed revenues for the year ended December 31, 2015 and is expected to constitute the majority of ITC Midwest’s revenues for the foreseeable future. IP&L is rated A-/stable and A3/negative by S&P and Moody’s, respectively. These percentages of total billed revenues of DTE Electric, Consumers Energy and IP&L include the collection of 2013 revenue accruals and deferrals and exclude any amounts for the 2015 revenue accruals and deferrals that were included in our 2015 operating revenues, but will not be billed to our customers until 2017.

Any material failure by DTE Electric, Consumers Energy or IP&L to make payments for transmission services could have an adverse effect on our business, financial condition, results of operations and cash flows.

A significant amount of the land on which our assets are located is subject to easements, mineral rights and other similar encumbrances. As a result, we must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete construction projects in a timely manner.

METC does not own the majority of the land on which its electric transmission assets are located. Instead, under the provisions of an Easement Agreement with Consumers Energy, METC pays annual rent of US$10.0 million to Consumers Energy in exchange for rights-of-way, leases, fee interests and licenses which allow METC to use the land on which its transmission lines are located. Under the terms of the Easement Agreement, METC’s easement rights could be eliminated if METC fails to meet certain requirements, such as paying contractual rent to Consumers Energy in a timely manner. Additionally, a significant amount of the land on which our other subsidiaries’ assets are located is subject to easements, mineral rights and other similar encumbrances. As a result, they must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete their construction projects in a timely manner.

We contract with third parties to provide services for certain aspects of our business. If any of these agreements are terminated, we may face a shortage of labor or replacement contractors to provide the services formerly provided by these third parties.

We enter into various agreements and arrangements with third parties to provide services for construction, maintenance and operations of certain aspects of our business, which, if terminated, could result in a shortage of a readily available workforce to provide these services. If any of these agreements or arrangements is terminated for any reason, we may face difficulty finding a qualified replacement work force to provide such services, which could have an adverse effect on our ability to carry on our business and on our results of operations.

Hazards associated with high-voltage electricity transmission may result in suspension of our operations or the imposition of civil or criminal penalties.

Our operations are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles, towers and lines or losses caused by outages.

We are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

We are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as properties we currently own or operate. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent in recent years, and compliance with those requirements more expensive.

We have incurred expenses in connection with environmental compliance, and we anticipate that we will continue to do so in the future. Failure to comply with the extensive environmental laws and regulations applicable to us could result in significant civil or criminal penalties and remediation costs. Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Some of our facilities and properties are located near environmentally sensitive areas such as wetlands and habitats of endangered or threatened species. In addition, certain properties in which we operate are, or are suspected of being, affected by environmental contamination. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore, our business, financial condition and results of operations.

In addition, claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. We cannot provide assurance that such claims will not be asserted against us or that, if determined in a manner adverse to our interests, such claims would not have a material effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements, including reliability standards; contract filing requirements; reporting, recordkeeping and accounting requirements; and transaction approval requirements. Violations of these requirements, whether intentional or unintentional, may result in penalties that, under some circumstances, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The various regulatory requirements to which we are subject include reliability standards established by the NERC, which acts as the nation’s Electric Reliability Organization approved by the FERC in accordance with Section 215 of the FPA. These standards address operation, planning and security of the bulk power system, including requirements with respect to real-time transmission operations, emergency operations, vegetation management, critical infrastructure protection and personnel training. Failure to comply with these requirements can result in monetary penalties as well as non-monetary sanctions. Monetary penalties vary based on an assigned risk factor for each potential violation, the severity of the violation and various other circumstances, such as whether the violation was intentional or concealed, whether there are repeated violations, the degree of the violator’s cooperation in investigating and remediating the violation and the presence of a compliance program, and such penalties can be substantial. Non-monetary sanctions include potential limitations on the violator’s activities or operation and placing the violator on a watchlist for major violators. Despite our best efforts to comply and the implementation of a compliance program intended to ensure reliability, there can be no assurance that violations will not occur that would result in material penalties or sanctions. If any of our subsidiaries were to violate the NERC reliability standards, even unintentionally, in any material way, any penalties or sanctions imposed against us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our subsidiaries are also subject to requirements under Sections 203 and 205 of the FPA for approval of transactions; reporting, recordkeeping and accounting requirements; and for filing contracts related to the provision of jurisdictional services. Under FERC policy, failure to file jurisdictional agreements on a timely basis may result in foregoing the time value of revenues collected under the agreement, but not to the point where a loss would be incurred. The failure to obtain timely approval of transactions subject to FPA Section 203, or to comply with applicable reporting, recordkeeping or accounting requirements under FPA Section 205, could subject us to penalties that could have a material adverse effect on our financial condition, results of operations and cash flows.

Acts of war, terrorist attacks, cyber attacks, natural disasters, severe weather and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acts of war, terrorist attacks, cyber attacks, natural disasters, severe weather and other catastrophic events may negatively affect our business, financial condition and cash flows in unpredictable ways, such as increased security measures and disruptions of markets. Energy related assets, including, for example, our transmission facilities and DTE Electric’s, Consumers Energy’s and IP&L’s generation and distribution facilities that we interconnect with, may be at risk of acts of war, terrorist attacks and cyber attacks, as well as natural disasters, severe weather and other catastrophic events. In addition to any physical damage caused by such events, cyber attacks targeting our information systems could impair our records, networks, systems and programs, or transmit viruses to other systems. Such events or the threat of such events may increase costs associated with heightened security requirements. In addition, such events or threats may have a material effect on the economy in general and could result in a decline in energy consumption, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to our Corporate and Financial Structure

ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to pay dividends and fulfill our other cash obligations.

As a holding company with no business operations, our material assets consist primarily of the stock and membership interests in our subsidiaries. Our only sources of cash to pay dividends to our shareholders are dividends and other payments received by us from time to time from our subsidiaries, proceeds raised from the sale of our debt and equity securities and borrowings under our various credit agreements. Each of our subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings’ shareholders or otherwise. The ability of each of our Regulated Operating

Subsidiaries and our other subsidiaries to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of FERC and the FPA. Our Regulated Operating Subsidiaries target a FERC-approved capital structure of 60% equity and 40% debt that may limit the ability of our Regulated Operating Subsidiaries to use net assets for the payment of dividends to ITC Holdings. While we currently intend to continue to pay quarterly dividends on our common stock, we have no obligation to do so. The payment of dividends is within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that our board of directors deems relevant.

We have a considerable amount of debt and our reliance on debt financing may limit our ability to fulfill our debt obligations and/or to obtain additional financing.

We have a considerable amount of debt and our consolidated indebtedness includes various debt securities and borrowings, which utilize indentures, and revolving and term loan credit agreements and commercial paper, that we rely on as sources of capital and liquidity. This financing strategy can have several important consequences, including but not limited to, the following:

•                  If future cash flows are insufficient, we may not be able to make principal or interest payments on our debt obligations, which could result in the occurrence of an event of default under one or more of those debt instruments.

•                  We may need to increase our indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

•                  Our indebtedness has the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our shareholders. A substantial portion of the dividends and payments in lieu of taxes we receive from our subsidiaries will be dedicated to the payment of interest on our indebtedness, thereby, reducing the funds available for working capital, capital expenditures and the payment of dividends on our common stock.

•                  In the event of bankruptcy, reorganization or liquidation, our senior or subordinated creditors and the senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of shares of our common stock.

•                  We currently have debt instruments outstanding with short-term maturities or relatively short remaining maturities. Our ability to secure additional financing prior to or after these facilities mature, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Additionally, the interest rates at which we might secure additional financings may be higher than our currently outstanding debt instruments or higher than forecasted at any point in time, which could adversely affect our business, financial condition, results of operations and cash flows.

•                  Market conditions could affect our access to capital markets, restrict our ability to secure financing to make the capital expenditures and investments and pay other expenses planned by us which could adversely affect our business, financial condition, cash flows and results of operations.

We may incur substantial additional indebtedness in the future. The incurrence of additional indebtedness would increase the risks described above.

Certain provisions in our debt instruments limit our financial and operating flexibility.

Our debt instruments on a consolidated basis, including senior notes, secured notes, first mortgage bonds, revolving and term loan credit agreements and commercial paper, contain numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

•                  incur additional indebtedness;

•                  engage in sale and lease-back transactions;

•                  create liens or other encumbrances;

•                  enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;

•                  create and acquire subsidiaries; and

•                  pay dividends or make distributions on our stock or on the stock or member capital of our subsidiaries.

Our debt instruments also require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

Adverse changes in our credit ratings may negatively affect us.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets could result in credit agencies re-examining our credit ratings. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. A rating downgrade could also increase the interest we pay on commercial paper and under our revolving and term loan credit agreements.

Risks Relating to ITC Holdings as a Result of the Acquisition

The announcement and pendency of the Acquisition could adversely affect our business, results of operations and financial condition.

The announcement and pendency of the Acquisition could cause disruptions in and create uncertainty surrounding our business, including affecting our relationships with our existing and future customers, suppliers and employees, which could have an adverse effect on our business, results of operations and financial condition, regardless of whether the Acquisition is completed. In particular, we could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Acquisition. We could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, we have expended, and continue to expend, significant management resources in an effort to complete the Acquisition, which are being diverted from our day-to-day operations.

We are subject to restrictions on our business activities while the Acquisition Agreement is in effect.

Under the agreement and plan of merger dated February 9, 2016 entered into between, among others, Fortis and ITC Holdings (the “Acquisition Agreement”), we are subject to certain restrictions on the conduct of our business and generally must operate our business in the ordinary course in all material respects prior to completing the Acquisition unless we obtain the consent of FortisUS Inc., which may restrict our ability to exercise certain of our business strategies. These restrictions may prevent us from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to our business prior to the completion of the Acquisition or termination of the Acquisition Agreement. These restrictions could have an adverse effect on our business, financial condition and results of operations. See “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement — Covenants Regarding Conduct of Business by ITC Pending the Acquisition”.

We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Acquisition from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into acquisition agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs to us and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Acquisition, then that injunction may delay or prevent the Acquisition from being completed.

Properties

Our Regulated Operating Subsidiaries’ transmission facilities are located in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma. Our MISO Regulated Operating Subsidiaries have agreements with other utilities for the joint ownership of specific substations and transmission lines. See Note 15 to the audited consolidated financial statements of ITC Holdings, attached to this Circular at Schedule E.

ITCTransmission owns the assets of a transmission system and related assets, including:

•                  approximately 3,100 circuit miles of overhead and underground transmission lines rated at voltages of 120 kV to 345 kV;

•                  approximately 18,700 transmission towers and poles;

•                  station assets, such as transformers and circuit breakers, at 182 stations and substations which either interconnect ITCTransmission’s transmission facilities or connect ITCTransmission’s facilities with generation or distribution facilities owned by others;

•                  other transmission equipment necessary to safely operate the system (e.g., monitoring and metering equipment);

•                  warehouses and related equipment;

•                  associated land held in fee, rights-of-way and easements;

•                  an approximately 188,000 square-foot corporate headquarters facility and operations control room in Novi, Michigan, including furniture, fixtures and office equipment; and

•                  an approximately 40,000 square-foot facility in Ann Arbor, Michigan that includes a back-up operations control room.

ITCTransmission’s First Mortgage Bonds are issued under ITCTransmission’s first mortgage and deed of trust. As a result, the bondholders have the benefit of a first mortgage lien on substantially all of ITCTransmission’s property.

METC owns the assets of a transmission system and related assets, including:

•                  approximately 5,600 circuit miles of overhead transmission lines rated at voltages of 120 kV to 345 kV;

•                  approximately 36,900 transmission towers and poles;

•                  station assets, such as transformers and circuit breakers, at 101 stations and substations which either interconnect METC’s transmission facilities or connect METC’s facilities with generation or distribution facilities owned by others;

•                  other transmission equipment necessary to safely operate the system (e.g., monitoring and metering equipment); and

•                  warehouses and related equipment.

METC’s Senior Secured Notes are issued under METC’s first mortgage indenture. As a result, the noteholders have the benefit of a first mortgage lien on substantially all of METC’s property.

METC does not own the majority of the land on which its assets are located, but under the provisions of its Easement Agreement with Consumers Energy, METC has an easement to use the land, rights-of-way, leases and licenses in the land on which its transmission lines are located that are held or controlled by Consumers Energy. See “The Business of ITC Holdings — Operating Contracts — METC — Amended and Restated Easement Agreement”.

ITC Midwest owns the assets of a transmission system and related assets, including:

•                  approximately 6,600 circuit miles of transmission lines rated at voltages of 34.5 kV to 345 kV;

•                  transmission towers and poles;

•                  station assets, such as transformers and circuit breakers, at approximately 273 stations and substations which either interconnect ITC Midwest’s transmission facilities or connect ITC Midwest’s facilities with generation or distribution facilities owned by others;

•                  other transmission equipment necessary to safely operate the system (e.g., monitoring and metering equipment);

•                  warehouses and related equipment; and

•                  associated land held in fee, rights-of-way and easements.

ITC Midwest’s First Mortgage Bonds are issued under ITC Midwest’s first mortgage and deed of trust. As a result, the bondholders have the benefit of a first mortgage lien on substantially all of ITC Midwest’s property.

ITC Great Plains owns transmission and related assets including:

•                  approximately 440 miles of transmission lines rated at a voltage of 345 kV;

•                  approximately 1,910 transmission towers and poles;

•                  station assets, such as transformers and circuit breakers, at 8 stations and substations which either interconnect ITC Great Plains’ transmission facilities or connect ITC Great Plains’ facilities with transmission, generation or distribution facilities owned by others;

•                  other transmission equipment necessary to safely operate the system (e.g., monitoring and metering equipment); and

•                  associated land held in fee, rights-of-way and easements.

ITC Great Plains’ First Mortgage Bonds are issued under ITC Great Plains’ first mortgage and deed of trust. As a result, the bondholders have the benefit of a first mortgage lien on substantially all of ITC Great Plains’ property.

The assets of our Regulated Operating Subsidiaries are suitable for electric transmission and adequate for the electricity demand in our service territory. We prioritize capital spending based in part on meeting reliability standards within the industry. This includes replacing and upgrading existing assets as needed.

Legal Proceedings

We are involved in certain legal proceedings before various courts, governmental agencies and mediation panels concerning matters arising in the ordinary course of business. These proceedings include certain contract disputes, regulatory matters and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss.

Refer to Notes 4 and 16 to the audited consolidated financial statements of ITC Holdings, attached to this Circular at Schedule E for a description of certain pending legal proceedings.

Share Capitalization and Dividend Policy

Share Capitalization

As of December 31, 2015, ITC Holdings’ authorized capital stock consisted of (i) 300 million shares of common stock, without par value; and (ii) 10 million shares of preferred stock, without par value. As of December 31, 2015, there were 152,699,077 shares of ITC Holdings common stock outstanding (some of which are restricted stock awards and performance shares) and no shares of preferred stock outstanding. The transfer agent for shares of ITC Holdings common stock is Computershare Trust Company, N.A., PO Box 30170 College Station, TX 77842-3170. See Note 13 to the audited consolidated financial statements of ITC Holdings as of December 31, 2015 and 2014, attached to this Circular at Schedule E, for a description of the material attributes and characteristics of the shares of ITC Holdings common stock and preferred stock. There have been no material changes to the share capital, on a consolidated basis, since December 31, 2015 to the date of this Circular.

Trading Prices and Volumes

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate trading volume of the shares of ITC Holdings common stock on the NYSE for the referenced periods.

	NYSE
	High	Low	Volume
	(US$)	(US$)	(#)
2015
February	42.80	38.29	24,644,471
March	38.65	35.54	29,781,589
April	37.12	34.94	31,572,708
May	36.42	34.69	20,105,735
June	35.61	30.64	43,699,893
July	35.10	32.00	25,346,818
August	35.68	31.74	22,183,708
September	34.11	31.16	26,355,093
October	34.16	31.42	35,390,675
November	38.28	30.33	43,177,687
December	39.60	37.09	52,639,818
2016
January	40.74	36.53	35,769,093
February	41.49	37.14	111,120,259
March 1 to 18	43.29	40.68	26,478,373

Security Ownership of Management and Principal Shareholders

The following table sets forth certain information regarding the ownership of common stock of ITC Holdings as of March 18, 2016, except as otherwise indicated, by (i) each current director of ITC Holdings, (ii) each current executive officer of ITC Holdings and (iii) all current directors and executive officers of ITC Holdings as a group. According to publicly available disclosure in respect of ITC

Holdings shareholders, as of March 18, 2016 no shareholder owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the common stock of ITC Holdings.

The number of shares beneficially owned is determined under rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on March 18, 2016 or within 60 days thereafter through the exercise of any stock option or other right. Unless otherwise indicated, each holder has sole investment and voting power with respect to the shares set forth in the following table:

Table 1

	Number of Shares	Percent of
Name of Beneficial Owner	Beneficially Owned(1)	Class
Joseph L. Welch(2)	2,570,205	1.68%
Linda H. Blair	734,204	*
Rejji P. Hayes	75,463	*
Jon E. Jipping	590,367	*
Daniel J. Oginsky	373,871	*
Albert Ernst(3)	11,839	*
Christopher H. Franklin	10,958	*
Edward G. Jepsen	185,756	*
David R. Lopez	3,131	*
Hazel R. O’Leary	21,650	*
Thomas G. Stephens	7,199	*
G. Bennett Stewart, III	32,495	*
Lee C. Stewart	35,240	*
All current directors and executive officers as a group (14 persons)	4,711,302	3.05%

*                 Less than one percent

(1)             Includes unvested restricted stock and performance share grants and shares that may be acquired upon exercise of options that are exercisable as of March 18, 2016 or within 60 days thereafter set out in Table 2 below. The number of performance shares issued to the NEOs was based on target performance. Shares set forth in Table 2 are not subject to any pledge arrangements.

(2)             The amount shown in the table does not include 377,700 shares beneficially owned by the spouse of Mr. Welch, 49,200 of which are subject to a standard pledge account. Mr. Welch has no voting or dispositive power with respect to, and disclaims beneficial ownership of, such shares.

(3)             Includes 2,940 shares owned by the spouse of Mr. Ernst.

Table 2

	Restricted	Performance	Option
Name	Stock	Shares	Shares
Joseph L. Welch	68,993	40,279	661,829
Linda H. Blair	25,347	16,266	626,624
Rejji P. Hayes	23,590	10,596	40,034
Jon E. Jipping	20,720	13,299	465,387
Daniel J. Oginsky	16,079	11,206	254,057
Albert Ernst	3,131	—	—
Christopher H. Franklin	6,836	—	—
Edward G. Jepsen	6,836	—	—
David R. Lopez	3,131	—	—
Hazel R. O’Leary	6,836	—	—
Thomas G. Stephens	6,836	—	—
G. Bennett Stewart, III	6,836	—	—
Lee C. Stewart	6,836	—	—
All current directors and executive officers as a group (14 persons)	210,151	100,918	2,069,899

Dividend Policy

The following table sets forth the cash dividends declared per share of ITC Holdings common stock during ITC Holdings’ three most recently completed financial years.

	2015	2014	2013
	Dividend (US$)	Dividend (US$)	Dividend (US$)
Quarter ended December 31	0.1875	0.1625	0.1417
Quarter ended September 30	0.1875	0.1625	0.1417
Quarter ended June 30	0.1625	0.1425	0.1258
Quarter ended March 31	0.1625	0.1425	0.1258

The declaration and payment of dividends is subject to the discretion of the board of directors of ITC Holdings and depends on various factors, including ITC Holdings’ net income, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors of ITC Holdings. As a holding company with no business operations, ITC Holdings’ material assets consist primarily of the common stock or ownership interests in its subsidiaries. ITC Holdings’ material cash inflows are only from dividends and other payments received from time to time from its subsidiaries, proceeds raised from the sale of debt and equity securities, issuances under its commercial paper program and borrowings under its revolving credit agreement. ITC Holdings may not be able to access cash generated by its subsidiaries in order to pay dividends to shareholders. The ability of ITC Holdings’ subsidiaries to make dividend and other payments to ITC Holdings is subject to the availability of funds after considering the subsidiaries’ funding requirements and the terms of their indebtedness, the regulations of FERC under the Federal Power Act and applicable state laws. The debt agreements to which ITC Holdings is a party contain numerous financial covenants that could limit ITC Holdings’ ability to pay dividends, as well as covenants that prohibit ITC Holdings from paying dividends if in default under its term loan credit agreement. Further, each of ITC Holdings’ subsidiaries is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to ITC Holdings.

For further details on the restrictions on ITC Holdings’ ability to pay dividends, including restrictions arising from and related to the Acquisition, please see Note 13 and Note 20 to the audited consolidated financial statements of ITC Holdings as of December 31, 2015 and 2014, attached to this Circular at Schedule E.

Directors and Executive Officers

Set forth below are the names, ages and titles of ITC Holdings’ current executive officers and a description of their business experience. For further information concerning the directors and executive officers of ITC Holdings, as well as information concerning ITC Holdings’ historical approach to executive compensation and corporate governance, see “Schedule F — Supplementary ITC Information”.

Joseph L. Welch, 67. Mr. Welch has been a Director and the President and Chief Executive Officer of the Company since it began operations in 2003 and served as its Treasurer until April 2009. Mr. Welch has also served as Chairman of the Board of Directors of the Company since May 2008. As the founder of ITCTransmission, Mr. Welch has had overall responsibility for the Company’s vision, foundation and transformation into the first independently owned and operated electricity transmission company in the United States. Mr. Welch worked for Detroit Edison Company, or Detroit Edison, and subsidiaries of DTE Energy Company, which we refer to collectively as DTE Energy, from 1971 to 2003. During that time, he held positions of increasing responsibility in the electricity transmission, distribution, rates, load research, marketing and pricing areas, as well as regulatory affairs that included the development and implementation of regulatory strategies. The Board selected Mr. Welch to serve as a director because he is the Company’s President and Chief Executive Officer and he possesses unparalleled expertise in the electric transmission business.

Linda H. Blair, 46. Ms. Blair was named Executive Vice President, Chief Business Unit Officer and President, ITC Michigan on February 4, 2015. Ms. Blair is responsible for leading all aspects of the financial and operational performance of the Company’s four regulated operating companies and also serves as the business unit head and president of the ITCTransmission and METC operating companies. Ms. Blair previously served as Executive Vice President and Chief Business Officer of the Company since June 2007. In this role, Ms. Blair was responsible for managing each of our regulated operating companies and the necessary business support functions, including regulatory strategy, federal and state legislative affairs, community government affairs, human resources, and marketing and communications. Prior to this appointment, Ms. Blair served as our Senior Vice President - Business Strategy and was responsible for managing regulatory affairs, policy development, internal and external communications, community affairs and human resource functions. Ms. Blair was Vice President - Business Strategy from March 2003 until she was named Senior Vice President in February 2006. Prior to joining the Company, Ms. Blair was the Manager of Transmission Policy and Business Planning at ITCTransmission for two years when it was a subsidiary of DTE Energy and was a supervisor in Detroit Edison’s regulatory affairs department for two years.

Rejji P. Hayes, 41. Mr. Hayes has served as Senior Vice President and Chief Financial Officer since August 2014. In this position, Mr. Hayes is responsible for the Company’s accounting, finance, treasury, internal audit, investor relations and other related financial functions. Prior to this appointment, Mr. Hayes served as our Vice President, Treasurer and interim Chief Financial Officer beginning in June 2014 and previously served as our Vice President, Finance and Treasurer since February 2012 and served as Treasurer until November 2015. Prior to joining the Company, Mr. Hayes served from 2009 to 2012 as Assistant Treasurer and Director, Corporate Finance and Financial Strategy at Exelon Corporation in Chicago, Illinois, where he was responsible for developing the company’s financial strategy, and planning, structuring and executing all debt and equity financings. Prior to his employment with Exelon Corporation, Mr. Hayes served from 2007 to 2009 as Vice President, Mergers and Acquisitions at Lazard Freres & Co. LLC, where he provided strategic and corporate finance advisory services for corporate clients and private equity firms. Previously, Mr. Hayes served for a total of 8 years in a variety of financial leadership roles with financial institutions and investment banks. Mr. Hayes currently serves as an Alumni Trustee of Phillips Andover Academy and is a Board Member of the Cranbrook Institute of Science.

Jon E. Jipping, 50. Jon E. Jipping has served as our Executive Vice President and Chief Operating Officer since June 2007. In this position, Mr. Jipping is responsible for transmission system planning, system operations, engineering, supply chain, field construction and maintenance, facilities and safety functions. From June 2007 to February 2015, Mr. Jipping was also responsible for information technology. Prior to this appointment, Mr. Jipping served as our Senior Vice President -Engineering and was responsible for transmission system design, project engineering and asset management. Mr. Jipping joined us as Director of Engineering in March 2003, was appointed Vice President - Engineering in 2005 and was named Senior Vice President in February 2006. Prior to joining the Company, Mr. Jipping was with DTE Energy for thirteen years. He was Manager of Business Systems & Applications in DTE Energy’s Service Center Organization, responsible for implementation and management of business applications across the distribution business unit, and held positions of increasing responsibility in DTE Energy’s Transmission Operations and Transmission Planning department. Mr. Jipping currently serves as a member of the Advisory Board of the Michigan Technological University College of Engineering.

Christine Mason Soneral, 43. Christine Mason Soneral was named Senior Vice President and General Counsel in April 2015 and served as Vice President and General Counsel from February 2015 through this appointment. In this position she is responsible for all corporate legal affairs and the leadership of our Legal Department. Prior to this role, Ms. Mason Soneral was Vice President and General Counsel-Utility Operations since 2007 and was responsible for legal matters connected with the operations, capital projects, contract, regulatory, property and litigation issues of our four regulated transmission company subsidiaries. Ms. Mason Soneral joined us in 2007 from Dykema Gossett PLLC, a national law firm where she was a member. While in private practice at Dykema from 1998 through 2007, Ms. Mason Soneral represented clients before state and federal trial courts, appellate courts and regulatory agencies. In 2014, Ms. Mason Soneral was appointed to the board of Citizens Research Council, a privately funded, not-for-profit public affairs research organization. Ms. Mason Soneral also currently serves as an officer of the State Bar of Michigan’s Council of Administrative and Regulatory Law Section and as a member of the Michigan State University Department of Political Science’s External Advisory Board.

Daniel J. Oginsky, 43. Mr. Oginsky was named Executive Vice President, U.S. Regulated Grid Development on February 4, 2015. In this role Mr. Oginsky is responsible for leading the Company’s growth and expansion through new investments in regulated electric transmission infrastructure across the United States. Mr. Oginsky joined us as our Vice President and General Counsel in November 2004, served as Senior Vice President and General Counsel since May 2009 and was named Executive Vice President and General Counsel in May 2014. In these roles, Mr. Oginsky was responsible for the legal affairs of the Company and oversaw the legal department, which included the legal, corporate secretary, real estate, contract administration and corporate compliance functions. Mr. Oginsky also served as the Company’s Secretary from November 2004 until June 2007. Prior to joining the Company, Mr. Oginsky was an attorney in private practice for five years with various firms, where his practice focused primarily on representing ITCTransmission and other energy clients on regulatory, administrative litigation, transactional, property tax and legislative matters. Mr. Oginsky currently serves as a member of the Advisory Board of Directors of Belle Tire, Inc., a member of the Board of Directors of GearUp2Lead, and a member of the Board of Visitors for James Madison College at Michigan State University.

Each of the executive officers of ITC Holdings listed above, and certain other officers and employees of ITC Holdings, will be entitled to certain payments in addition to their regular compensation as a result of the Acquisition. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Costs Relating to Options, Restricted Stock and Performance Shares”.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of the executive officers, directors, employees and former executive officers, directors and employees of ITC Holdings are indebted to ITC Holdings.

Outstanding Indebtedness

See Note 8 to the audited consolidated financial statements of ITC Holdings, attached to this Circular at Schedule E, for information concerning our consolidated outstanding indebtedness. There have been no material changes in our loan capital, on a consolidated basis, since December 31, 2015 to the date of this Circular.

Credit Ratings

Credit ratings by nationally recognized statistical rating agencies are an important component of the ITC Holdings liquidity profile. The cost of borrowing by ITC Holdings and the Regulated Operating Subsidiaries is impacted by their respective credit ratings, but such ratings should not be viewed as an indication of the future performance of ITC Holdings’ business. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. The current credit ratings of ITC Holdings and the Regulated Operating Subsidiaries are displayed in the following

		Standard and Poor’s	Moody’s Investors
Issuer	Issuance	Ratings Services(a)	Service, Inc.(a)
ITC Holdings	Senior Unsecured Notes	BBB+	Baa2
ITC Holdings	Commercial Paper	A-2	Prime-2
ITCTransmission	First Mortgage Bonds	A	A1
METC	Senior Secured Notes	A	A1
ITC Midwest	First Mortgage Bonds	A	A1
ITC GP	First Mortgage Bonds	A	A1

(a)          S&P’s outlook for ITC’s issuer ratings is negative. Moody’s outlook for ITC’s ratings is stable.

The issuer credit ratings of ITC Holdings and the Regulated Operating Subsidiaries were assigned a developing outlook by S&P due to the announcement by ITC Holdings on November 30, 2015 that it would explore strategic alternatives including a sale of the company or the pursuit of other initiatives to maximize value for its shareholders. On February 9, 2016, S&P revised the outlook of the issuer credit ratings of ITC Holdings and the Regulated Operating Subsidiaries to negative from developing, subsequent to the announcement of the Acquisition. It is currently expected that the strategic review commenced by ITC Holdings will culminate in the Acquisition. The credit ratings of ITC Holdings and the Regulated Operating Subsidiaries may change as a result of the Acquisition.

S&P Credit Ratings

S&P’s long-term issuer credit ratings are on a scale that ranges from AAA to D, which represents the range from highest to lowest quality of the issuers rated. S&P’s A rating category is the third highest of the ten major rating categories used by S&P. According to the S&P rating system, an issuer rated A has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories. S&P’s long-term debt credit ratings use a similar scale. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitment on the obligation.

S&P’s short-term issuer credit ratings are on a scale that ranges from A-1 to D, which represents the range from highest to lowest quality of the issuers rated. S&P’s A-2 rating is the second highest of the six short-term rating categories used by S&P. According to the S&P short-term issue credit ratings scale, debt securities rated A-2 are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories; however, the issuer’s capacity to meet its financial commitment on the obligation is satisfactory.

S&P ratings designations may be modified by the addition of a plus or minus. A plus or minus designation indicates the relative standing of the issuer or the debt, as applicable, within a category. S&P’s rating outlook assesses the potential direction that a rating may be headed over the immediate to longer-term, with outlooks falling into one of five categories: positive, negative, stable, developing or not meaningful. A negative outlook indicates that a rating may be lowered.

Moody’s Credit Ratings

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa is the fourth highest of nine major categories used by Moody’s. According to the Moody’s rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade obligations and as such may possess certain speculative characteristics. Moody’s long-term debt rating scale applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Moody’s credit ratings are on a short-term debt rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. A rating of P-2, or Prime-2, is the second highest of the four major categories used by Moody’s. According to the Moody’s rating system, issuers rated Prime-2 have a strong ability to repay short-term debt obligations.

SCHEDULE E — ITC HISTORICAL FINANCIAL STATEMENTS AND MANAGEMENT’S

DISCUSSION AND ANALYSIS

For purposes of this Schedule E, references to “we”, “our” and “us” refer to ITC Holdings Corp., together with all of its subsidiaries. Please refer to “Definitions” below for a list of defined terms used in this Schedule E. The information contained in this Schedule E has been furnished by ITC Holdings. Although Fortis does not have any knowledge that would indicate that such information relating to ITC Holdings is untrue or incomplete, neither Fortis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by ITC Holdings to disclose events or information regarding ITC Holdings that may affect the completeness or accuracy of such information. References in this Schedule E to the consolidated financial statements are to the consolidated financial statements of ITC Holdings included in this schedule, and references to “dollars” or “$” are to lawful currency of the United States of America. The share and per share data in this Schedule E reflect the three-for-one stock split that occurred on February 28, 2014.

DEFINITIONS

Unless otherwise noted or the context requires, all references in this report to:

ITC Holdings Corp. and its subsidiaries

•        “ITC Great Plains” are references to ITC Great Plains, LLC, a wholly-owned subsidiary of ITC Grid Development, LLC;

•        “ITC Grid Development” are references to ITC Grid Development, LLC, a wholly-owned subsidiary of ITC Holdings;

•        “ITC Holdings” are references to ITC Holdings Corp. and not any of its subsidiaries;

•        “ITC Midwest” are references to ITC Midwest LLC, a wholly-owned subsidiary of ITC Holdings;

•        “ITCTransmission” are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings;

•        “METC” are references to Michigan Electric Transmission Company, LLC, a wholly-owned subsidiary of MTH;

•        “MISO Regulated Operating Subsidiaries” are references to ITCTransmission, METC and ITC Midwest together;

•        “MTH” are references to Michigan Transco Holdings, LLC, the sole member of METC and an indirect wholly-owned subsidiary of ITC Holdings;

•        “Regulated Operating Subsidiaries” are references to ITCTransmission, METC, ITC Midwest and ITC Great Plains together; and

•        “We,” “our”, “us” and the “Company” are references to ITC Holdings together with all of its subsidiaries.

Other definitions

•        “Consumers Energy” are references to Consumers Energy Company, a wholly-owned subsidiary of CMS Energy Corporation;

•        “DTE Electric” are references to DTE Electric Company, a wholly-owned subsidiary of DTE Energy;

•        “DTE Energy” are references to DTE Energy Company;

•        “Entergy Transaction” are references to the transaction whereby the electric transmission business of Entergy Corporation was to be separated and subsequently merged with a wholly-owned subsidiary of ITC Holdings. The proposed transaction was terminated in December 2013;

•        “FPA” are references to the Federal Power Act;

•        “FERC” are references to the Federal Energy Regulatory Commission;

•        “ICC” are references to the Illinois Commerce Commission;

•        “IP&L” are references to Interstate Power and Light Company, an Alliant Energy Corporation subsidiary;

•        “ISO” are references to Independent System Operators;

•        “IUB” are references to the Iowa Utilities Board;

•        “KCC” are references to the Kansas Corporation Commission;

•        “kV” are references to kilovolts (one kilovolt equaling 1,000 volts);

•        “kW” are references to kilowatts (one kilowatt equaling 1,000 watts);

•        “LIBOR” are references to the London Interbank Offered Rate;

•        “MISO” are references to the Midcontinent Independent System Operator, Inc., a FERC-approved RTO which oversees the operation of the bulk power transmission system for a substantial portion of the Midwestern United States and Manitoba, Canada, and of which ITCTransmission, METC and ITC Midwest are members;

•        “MOPSC” are references to the Missouri Public Service Commission;

•        “MPSC” are references to the Michigan Public Service Commission;

•        “MPUC” are references to the Minnesota Public Utilities Commission;

•        “MW” are references to megawatts (one megawatt equaling 1,000,000 watts);

•        “NERC” are references to the North American Electric Reliability Corporation;

•        “NOLs” are references to net operating loss carryforwards for income taxes;

•        “OCC” are references to Oklahoma Corporation Commission;

•        “PSCW” are references to the Public Service Commission of Wisconsin;

•        “RTO” are references to Regional Transmission Organizations; and

•        “SPP” are references to Southwest Power Pool, Inc., a FERC-approved RTO which oversees the operation of the bulk power transmission system for a substantial portion of the South Central United States, and of which ITC Great Plains is a member.

ITC HOLDINGS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

Through our Regulated Operating Subsidiaries, we operate high-voltage systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to our systems. Our business strategy is to operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and upgrade the transmission networks to support new generating resources interconnecting to our transmission systems. We also are pursuing development projects not within our existing systems, which are likewise intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by our customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC. The rates charged by our Regulated Operating Subsidiaries are established using cost-based formula rate templates, as discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Cost-Based Formula Rates with True-Up Mechanism”.

Our Regulated Operating Subsidiaries’ primary operating responsibilities include maintaining, improving and expanding their transmission systems to meet their customers’ ongoing needs, scheduling outages on system elements to allow for maintenance and construction, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded.

We derive nearly all of our revenues from providing electric transmission service over our Regulated Operating Subsidiaries’ transmission systems to investor-owned utilities, such as DTE Electric, Consumers Energy and IP&L, and other entities, such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers as well as from transaction-based capacity reservations on our transmission systems.

Significant recent matters that influenced our financial position and results of operations and cash flows for the year ended December 31, 2015 or that may affect future results include:

•        Our capital investments of $767.2 million at our Regulated Operating Subsidiaries ($189.6 million, $174.8 million, $388.4 million and $14.4 million at ITCTransmission, METC, ITC Midwest and ITC Great Plains, respectively) during the year ended December 31, 2015, resulting primarily from our focus on improving system reliability, increasing system capacity and upgrading the transmission network to support new generating resources;

•        Debt issuances as described in Note 8 to the consolidated financial statements and borrowings under our revolving and term loan credit agreements in 2015 and 2014 to fund capital investment at our Regulated Operating Subsidiaries and for general corporate purposes, resulting in higher interest expense;

•        Debt maturing within one year and the potentially higher interest rates associated with the additional financing required to repay this debt as discussed in Note 8 to the consolidated financial statements;

•        Establishment of a commercial paper program as described in Note 8 to the consolidated financial statements, which provides an additional source of liquidity for our working capital needs;

•        Recognition of the refund liabilities in 2015 and 2014 for the refund relating to the formula rate template modifications filing and the potential refund relating to the rate of return on equity complaints (“ROE complaints”) described in Notes 4 and 16 to the consolidated financial statements, respectively, which resulted in an estimated after-tax reduction to net income of $79.4 million and $28.9 million for the years ended December 31, 2015 and 2014, respectively;

•        Recognition of the contingent liability, including interest, relating to the Michigan sales and use tax audit of ITCTransmission as described in Note 16 to the consolidated financial statements, which primarily resulted in an increase to property, plant and equipment; and

•        Repurchases of common stock of $115.0 million and $130.0 million during 2015 and 2014, respectively, under accelerated share repurchase agreements as described in Note 13 to the consolidated financial statements.

These items are discussed in more detail throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

On February 9, 2016, we entered into the Acquisition Agreement with Fortis Inc., FortisUS Inc. and Element Acquisition Sub Inc. We expect the total fees and costs related to the Acquisition will be material to our results of operations in 2016. For further explanation, refer to Note 20 to the consolidated financial statements. The discussion below excludes any impact that may result from the Acquisition.

Cost-Based Formula Rates with True-Up Mechanism

Our Regulated Operating Subsidiaries calculate their revenue requirements using cost-based formula rate templates and are effective without the need to file rate cases with the FERC, although the rates are subject to legal challenge at the FERC. Under their cost-based formula rate templates, each of our Regulated Operating Subsidiaries separately calculates a revenue requirement based on financial information specific to each company. The calculation of projected revenue requirement for a future period is used to establish the transmission rate used for billing purposes. The calculation of actual revenue requirements for a historic period is used to calculate the amount of revenues recognized in that period and determine the over- or under-collection for that period.

Under these formula rate templates, our Regulated Operating Subsidiaries recover expenses and earn a return on and recover investments in property, plant and equipment on a current basis, rather than lagging. The formula rate templates for a given year initially utilize forecasted expenses, property, plant and equipment, point-to-point revenues, network load at our MISO Regulated Operating Subsidiaries and other items for the upcoming calendar year to establish projected revenue requirements for each of our Regulated Operating Subsidiaries that are used as the basis for billing for service on their systems from January 1 to December 31 of that year. Our cost-based formula rate templates include a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual revenue requirements to their billed revenues for each year to determine any over- or under-collection of revenue. The over- or under-collection typically results from differences between the projected revenue requirement used as the basis for billing and actual revenue requirement at each of our Regulated Operating Subsidiaries, or from differences between actual and projected monthly peak loads at our MISO Regulated Operating Subsidiaries. In the event billed revenues in a given year are more or less than actual revenue requirements, which are calculated primarily using information from that year’s FERC Form No. 1, our Regulated Operating Subsidiaries will refund or collect additional revenues, with interest, within a two-year period such that customers pay only the amounts that correspond to actual revenue requirements for that given period. This annual true-up ensures that our Regulated Operating Subsidiaries recover their allowed costs and earn their allowed returns.

Illustration of Formula Rate Setting

Line	Item	Instructions	Amount
1	Rate base (a)		$1,000,000
2	Multiply by 13-month weighted average cost of capital (b)		9.43%
3	Allowed return on rate base	(Line 1 x Line 2)	$94,300
4	Recoverable operating expenses (including depreciation and amortization)		$150,000
5	Income taxes		50,000
6	Gross revenue requirement	(Line 3 + Line 4 + Line 5)	$294,300

(a)              Consists primarily of in-service property, plant and equipment, net of accumulated depreciation.

(b)             The weighted average cost of capital for purposes of this illustration is calculated as follows:

			Weighted
			Average
	Percentage of		Cost of
	Total Capitalization	Cost of Capital	Capital
Debt	40.00%	5.00% =	2.00%
Equity	60.00%	12.38% =	7.43%
	100.00%		9.43%

Revenue Accruals and Deferrals — Effects of Monthly Peak Loads

For our MISO Regulated Operating Subsidiaries, monthly peak loads are used for billing network revenues, which currently is the largest component of our operating revenues. One of the primary factors that impacts the revenue accruals and deferrals at our MISO Regulated Operating Subsidiaries is actual monthly peak loads experienced as compared to those forecasted in establishing the annual network transmission rate. Under their cost-based formula rates that contain a true-up mechanism, our Regulated Operating Subsidiaries accrue or defer revenues to the extent that their actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. Although monthly peak loads do not impact operating revenues recognized, network load affects the timing of our cash flows from transmission service. The monthly peak load of our MISO Regulated Operating Subsidiaries is generally impacted by weather and economic conditions and seasonally shaped with higher load in the summer months when cooling demand is higher.

ITC Great Plains does not receive revenue based on a peak load or a dollar amount per kW each month and, therefore, peak load does not have a seasonal effect on operating cash flows. The SPP tariff applicable to ITC Great Plains is billed ratably each month based on its annual projected revenue requirement posted annually by SPP.

Capital Investment and Operating Results Trends

We expect a long-term upward trend in revenues and earnings, subject to the impact of any rate changes and required refunds as a result of the resolution of the ROE complaints as described in Note 16 to the consolidated financial statements. The primary factor that is expected to continue to increase our revenues and earnings in future years is increased rate base that would result from our anticipated capital investment, in excess of depreciation, from our Regulated Operating Subsidiaries’ long-term capital investment programs to improve reliability, increase system capacity and upgrade the transmission network to support new generating resources. In addition, our capital investment efforts relating to development initiatives are based on establishing an ongoing pipeline of projects that would position us for long-term growth. Investments in property, plant and equipment, when placed in-service upon completion of a capital project, are added to the rate base of our Regulated Operating Subsidiaries.

Our Regulated Operating Subsidiaries strive for high reliability of their systems and improvement in system accessibility for all generation resources. The FERC requires compliance with certain reliability standards and may take enforcement actions against violators, including the imposition of substantial fines. NERC is responsible for developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by NERC, as well as the standards of applicable regional entities under NERC that have been delegated certain authority for the purpose of proposing and enforcing reliability standards. We believe that we meet the applicable standards in all material respects, although further investment in our transmission systems and an increase in maintenance activities will likely be needed to maintain compliance, improve reliability and address any new standards that may be promulgated.

We also assess our transmission systems against our own planning criteria that are filed annually with the FERC. Based on our planning studies, we see needs to make capital investments to (1) rebuild existing property, plant and equipment; (2) upgrade the system to address demographic changes that have impacted transmission load and the changing role that transmission plays in meeting the needs of the wholesale market, including accommodating the siting of new generation or increasing import capacity to meet changes in peak electrical demand; (3) relieve congestion in the transmission systems; and (4) achieve state and federal policy goals, such as renewable generation portfolio standards.

During the year ended December 31, 2015, we made capital investments of $767.2 million at our Regulated Operating Subsidiaries (in amounts of $189.6 million, $174.8 million, $388.4 million and $14.4 million at ITCTransmission, METC, ITC Midwest and ITC Great Plains, respectively). The following table shows our actual and expected capital investments at our Regulated Operating Subsidiaries:

			Forecasted
	Actual Capital Investment		Capital	Total Capital
	Year Ended December 31,		Investment	Investment
Source of Investment	2014 (a)	2015 (a)	2016 — 2018	2014 — 2018
(In millions)
Current Transmission Systems	$468.1	$569.1	$1,523	$2,560
Regional Infrastructure	325.4	198.1	530	1,054
Total Regulated Operating Subsidiaries	$793.5	$767.2	$2,053	$3,614

(a)              Capital investment amounts differ from cash expenditures for property, plant and equipment included in our consolidated statements of cash flows due in part to differences in construction costs incurred compared to cash paid during that period, as well as payments for major equipment inventory that are included in cash expenditures, but not included in capital investment until transferred to construction work in progress, among other factors.

Refer to “Schedule D — Information Concerning ITC Holdings Corp. — The Business of ITC Holdings — Development of Business — Development Projects” for a discussion of our development projects. We are pursuing projects that could result in a significant amount of capital investment, but are not able to estimate the amounts we ultimately expect to achieve or the timing of such investments. During the year ended December 31, 2015 and 2014, we made capital investments of $4.2 million and $0.5 million, respectively, relating to development activities.

Investments in property, plant and equipment could vary due to, among other things, the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain any necessary financing for such expenditures, limitations on the amount of construction that can be undertaken on our systems at any one time, regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings, variances between estimated and actual costs of construction contracts awarded and the potential for greater competition for new development projects. In addition, investments in transmission network upgrades for generator interconnection projects could change from prior estimates significantly due to changes in the MISO queue for generation projects and other factors beyond our control.

Capital Project Updates and Other Recent Developments

Thumb Loop Project

The Thumb Loop Project, constructed by ITCTransmission, consists of a 140-mile, double-circuit 345 kV transmission line and related substations that will serve as the backbone of the transmission system needed to accommodate future wind development projects in the Michigan counties of Tuscola, Huron, Sanilac and St. Clair. The final phase of the Thumb Loop Project was placed in-service in May 2015. Through December 31, 2015, ITCTransmission has invested $501.4 million in the Thumb Loop Project and any further investment to complete this project is not expected to be material.

ITC Great Plains

ITC Great Plains made a filing with the FERC, under Section 205 of the FPA, in May 2013 to recover start-up, development and pre-construction expenses, including associated debt and equity carrying charges, in future rates as discussed in Note 4 of the consolidated financial statements. These expenses included certain costs incurred by ITC Great Plains for the Kansas Electric Transmission Authority Project (placed in service in 2012) and the Kansas V-Plan Project (placed in service in 2014) prior to their construction. On March 26, 2015, FERC accepted ITC Great Plains’ request to commence amortization of the authorized regulatory assets, subject to refund, as well as set the matter for hearing and settlement judge procedures. During the third quarter of 2015, ITC Great Plains and the settling parties reached an uncontested settlement agreement, which was certified by the presiding administrative law judge, but remained subject to acceptance by FERC. On December 18, 2015, the FERC issued an order accepting the uncontested settlement agreement, which authorized ITC Great Plains to recover $24.4 million of these expenses and associated carrying costs, including the equity component not recognized under accounting principles generally accepted in the United States of America (“GAAP”). See Note 4 to the consolidated financial statements for additional detail on these ITC Great Plains regulatory assets.

North Central Region Development

In December 2011, MISO approved a portfolio of MVPs which includes portions of four MVPs that we will construct, own and operate. The four MVPs are located in south central Minnesota, northern and southeast Iowa, southwest Wisconsin, and northeast Missouri and are in various stages of construction and included in ITC Midwest’s capital investment amounts. We currently estimate ITC Midwest will invest approximately $500 million in the four MVPs from 2016 through 2018.

Development Bonuses

During 2015, 2014 and 2013, we recognized general and administrative expenses of $10.5 million, $2.7 million and $3.4 million, respectively, for bonuses for certain development projects, including the successful completion of certain milestones relating to projects at ITC Great Plains. It is reasonably possible that future development-related bonuses may be authorized and awarded for other development projects.

Rate of Return on Equity and Capital Structure Complaints

On November 12, 2013, certain parties filed a joint complaint with the FERC under Section 206 of the FPA (the “Initial Complaint”), requesting that the FERC find the current 12.38% MISO regional base ROE rate (the “base ROE”) for all MISO TOs, including ITCTransmission, METC and ITC Midwest to no longer be just and reasonable. The complainants sought a FERC order reducing the base ROE used in our MISO Regulated Operating Subsidiaries’ formula transmission rates to 9.15%, reducing the equity component of our capital structure from the FERC approved 60% to 50% and terminating the ROE adders currently approved for certain ITC Holdings operating companies, including adders currently utilized by ITCTransmission and METC.

We believe that the current ROE encourages transmission investment and offsets the burdens associated with maintaining the independent transmission business model and RTO membership. ITCTransmission, METC and ITC Midwest filed responses during the first quarter of 2014, separately and together with other MISO TOs, that sought dismissal of the Initial Complaint for its failure to satisfy the requirements of FPA Section 206 and the FERC’s accompanying Rules, or denial of the Initial Complaint on the merits, with prejudice.

On October 16, 2014, FERC granted the complainants’ request in part by setting the base ROE for hearing and settlement procedures, while denying all other aspects of the Initial Complaint. FERC found that the complainants failed to show that the use of actual or FERC-approved capital structures that include more than 50% equity is unjust and unreasonable. FERC also denied the request to terminate ITCTransmission’s and METC’s ROE incentives. The order reiterated that any TO’s total ROE rate is limited by the top end of a zone of reasonableness and the TO’s ability to implement the full amount of previously granted ROE adders may be affected by the outcome of the hearing. FERC set the refund effective date as November 12, 2013.

During the fourth quarter of 2014, the MISO TOs engaged in the ordered FERC settlement procedures with the complainants, but were not able to reach resolution. On January 5, 2015, the Chief Judge of FERC issued an order which terminated settlement procedures and set the matter for hearing, with an initial decision due within 47 weeks of the order. On April 6, 2015, the MISO TOs filed expert witness testimony in the Initial Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that FERC elects to change the base ROE, the testimony included a recommendation of 11.39% base ROE for the period of November 12, 2013 through February 11, 2015 (the “Initial Refund Period”). On December 22, 2015, the presiding administrative law judge issued an initial decision on the Initial Complaint, which recommends a base ROE of 10.32% for the Initial Refund Period, with a maximum ROE of 11.35%. The initial decision is a non-binding recommendation to FERC on the Initial Complaint and may be contested by the MISO TOs and/or the complainants. In resolving the Initial Complaint, we expect FERC to establish a new base ROE to determine any potential refund liability for the Initial Refund Period. The new base ROE as well as any ROE adders, subject to the limitations of the top end of any zone of reasonableness that is established, are expected to be used to calculate the refund liability for the Initial Refund Period. We anticipate a FERC order on the Initial Complaint by the end of 2016.

On February 12, 2015, an additional complaint was filed with the FERC under Section 206 of the FPA (the “Second Complaint”) by separate complainants, seeking a FERC order to reduce the base ROE used in our MISO Regulated Operating Subsidiaries’ formula transmission rates to 8.67%, with an effective date of February 12, 2015. On March 11, 2015, the MISO TOs filed an answer to the Second Complaint with the FERC supporting the current base ROE as just and reasonable. On June 18, 2015, FERC accepted the Second Complaint and set it for hearing and settlement procedures. FERC also set the refund effective date for the Second Complaint as February 12, 2015.

On October 20, 2015, the MISO TOs filed expert witness testimony in the Second Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that FERC elects to change the base ROE, the testimony included a recommendation of 10.75% base ROE for the period of February 12, 2015 through May 11, 2016 (the “Second Refund Period”). Updated data to be considered in establishing any new base ROE was filed by the parties to the Second Complaint in January 2016. In resolving the Second Complaint, we expect FERC to establish a new base ROE to determine any potential refund liability for the Second Refund Period. The base ROE established by FERC for the Second Complaint as well as any ROE adders, subject to the limitations of the top end of any zone of reasonableness established, are expected to be used to calculate the refund liability for the Second Refund Period. The initial decision on the Second Complaint is expected by June 30, 2016, with the related FERC order anticipated in 2017.

We believe it is probable that refunds will be required for these matters and as of December 31, 2015, the estimated range of refunds on a pre-tax basis is expected to be from $168.0 million to $212.4 million for the period from November 12, 2013 through December 31, 2015. As of December 31, 2015 and 2014, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $168.0 million and $47.8 million, respectively, representing the low end of the range of potential refunds as of those dates, as there is no best estimate within the range of refunds. The recognition of this estimated liability resulted in a reduction in revenues of $115.1 million and $46.9 million and an increase in interest expense of $5.1 million and $0.9 million for the years ended December 31, 2015 and 2014, respectively. This resulted in an estimated after-tax reduction to net income of $73.2 million and $28.9 million for the years ended December 31, 2015 and 2014, respectively. No amounts related to these complaints were recorded as of or for the year ended December 31, 2013.

Based on the estimated range of refunds identified above, we believe that it is reasonably possible that these matters could result in an additional estimated pre-tax refund of up to $44.4 million (or a $27.3 million estimated after-tax reduction of net income) in excess of the amount recorded as of December 31, 2015. It is also possible the outcome of these matters could differ from the estimated range of losses and materially affect our consolidated results of operations due to the uncertainty of the calculation of an authorized base ROE along with the zone of reasonableness under the newly adopted two-step DCF methodology, which is subject to significant discretion by the FERC. As of December 31, 2015, our MISO Regulated Operating Subsidiaries had a total of approximately $2.9 billion of equity in their collective capital structures for ratemaking purposes. Based on this level of aggregate equity, we estimate that each 10 basis point reduction in the authorized ROE would reduce annual consolidated net income by approximately $2.9 million.

In a separate but related matter, in November 2014, METC, ITC Midwest and other MISO TOs filed a request with FERC, under FPA Section 205, for authority to include a 50 basis point incentive adder for RTO participation in each of the TOs’ formula rates. On January 5, 2015, FERC approved the use of this incentive adder, effective January 6, 2015. Additionally, ITC Midwest filed a request with FERC, under FPA Section 205, in January 2015 for authority to include a 100 basis point incentive adder for independent transmission ownership, which is currently authorized for ITCTransmission and METC. On March 31, 2015, FERC approved the use of a 50 basis point incentive adder for independence, effective April 1, 2015. On April 30, 2015, ITC Midwest filed a request with FERC for rehearing on the approved incentive adder for independence. On January 6, 2016, the request for rehearing was denied by FERC. The RTO participation incentive adder will be applied to METC’s and ITC Midwest’s base ROEs and the independence incentive adder will be applied to ITC Midwest’s base ROE in establishing their total authorized ROE rates, subject to the limitations of the top end of any zone of reasonableness that is established. Collection of these recently approved incentive adders is being deferred pending the outcome of the ROE complaints.

Accelerated Share Repurchase Program

In April 2014, our board of directors authorized and ITC Holdings announced a share repurchase program for up to $250.0 million, which expired on December 31, 2015. Pursuant to such authorization, on June 19, 2014, ITC Holdings entered into an accelerated share repurchase agreement with JP Morgan Chase (“2014 ASR Program”) for up to $150.0 million, with a minimum commitment of $130.0 million, under which ITC Holdings was delivered 2.9 million shares with a fair market value of $104.0 million at the commencement of the 2014 ASR Program. On December 22, 2014, the 2014 ASR Program was settled for $130.0 million and ITC Holdings received an additional 0.7 million shares as determined by the volume-weighted average share price during the term of the 2014 ASR Program less an agreed upon discount and adjusted for the initial share delivery.

On September 30, 2015, ITC Holdings entered into another accelerated share repurchase agreement (the “2015 ASR Program”) with Barclays Bank PLC (“Barclays”) for $115.0 million pursuant to the board of directors’ authorization in April 2014. Under the 2015 ASR Program, ITC Holdings paid $115.0 million to Barclays on September 30, 2015 and received an initial delivery of 2.8 million shares on October 1, 2015. The fair market value of the initial delivery of shares was $92.0 million, based on the closing market price of $33.34 per share at the commencement of the 2015 ASR Program. The 2015 ASR Program was settled on November 5, 2015 and ITC Holdings received an additional 0.8 million shares as determined by the volume-weighted average share price during the term of the 2015 ASR Program, less an agreed upon discount and adjusted for the initial share delivery. See further discussion in Notes 9 and 13 to the consolidated financial statements.

MISO Formula Rate Template Modifications Filing

On October 30, 2015, ITCTransmission, METC and ITC Midwest (collectively, the “joint applicants”) requested modifications, pursuant to Section 205 of the FPA, to certain aspects of the joint applicants’ respective formula rate templates which included, among other things, changes to ensure that various income tax items are computed correctly for purposes of determining their revenue requirements. The joint applicants requested an effective date of January 1, 2016 for the proposed template changes. On December 30, 2015, the FERC conditionally accepted the formula rate template modifications and required a further compliance filing, which was made on February 8, 2016. The formula rate templates, prior to any proposed modifications, include certain deferred income taxes on contributions in aid of construction in rate base that resulted in the joint applicants recovering excess amounts from customers. The recognition of this refund liability in 2015 resulted in a reduction in revenues of $9.5 million, which includes amounts recovered for all historical periods through December 31, 2015, and an increase in interest expense of $0.9 million for the year ended December 31, 2015. This resulted in an estimated after-tax reduction to net income of $6.2 million for the year ended December 31, 2015. We do not expect the final resolution of this matter will differ materially from the amounts recorded in 2015.

Significant Components of Results of Operations

Revenues

We derive nearly all of our revenues from providing transmission, scheduling, control and dispatch services and other related services over our Regulated Operating Subsidiaries’ transmission systems to DTE Electric, Consumers Energy, IP&L and other entities, such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers, as well as from transaction-based capacity reservations on our transmission systems. MISO and SPP are responsible for billing and collecting the majority of transmission service revenues. As the billing agent for our Regulated Operating Subsidiaries, MISO and SPP collect fees for the use of our transmission systems, invoicing DTE Electric, Consumers Energy, IP&L and other customers on a monthly basis.

Network Revenues are generated from network customers for their use of our electric transmission systems and are based on the actual revenue requirements as a result of our accounting under our cost-based formula rates that contain a true-up mechanism. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition under Cost-Based Formula Rates with True-Up Mechanisms” for a discussion of revenue recognition relating to network revenues.

Network revenues from ITC Great Plains include the annual revenue requirements specific to projects that are charged exclusively within one pricing zone within SPP or are classified as direct assigned network upgrades under the SPP tariff, and contain a true-up mechanism.

Point-to-Point Revenues consist of revenues generated from a type of transmission service for which the customer pays for transmission capacity reserved along a specified path between two points on an hourly, daily, weekly or monthly basis. Point-to-point revenues also include other components pursuant to schedules under the MISO and SPP transmission tariffs. Point-to-point revenues are treated as a revenue credit to network or regional customers and are a reduction to gross revenue requirement when calculating net revenue requirement under our cost-based formula rates.

Regional Cost Sharing Revenues are generated from transmission customers throughout RTO regions for their use of our MISO Regulated Operating Subsidiaries’ network upgrade projects that are eligible for regional cost sharing under provisions of the MISO tariff, including MVP projects such as the Thumb Loop Project. Regional cost sharing revenue also includes revenues collected by transmission customers from other RTOs outside of MISO to allocate costs of certain transmission plant investments. Additionally, certain projects at ITC Great Plains are eligible for recovery through a region-wide charge under provisions of the SPP tariff. A portion of regional cost sharing revenues is treated as a revenue credit to regional or network customers and is a reduction to gross revenue requirement when calculating net revenue requirement under our cost-based formula rates.

Scheduling, Control and Dispatch Revenues are allocated to our MISO Regulated Operating Subsidiaries by MISO as compensation for the services performed in operating the transmission system. Such services include monitoring of reliability data, current and next day analysis, implementation of emergency procedures and outage coordination and switching.

Other Revenues consist of rental revenues, easement revenues, revenues relating to utilization of jointly owned assets under our transmission ownership and operating agreements and amounts from providing ancillary services to customers. The majority of other revenues are treated as a revenue credit and taken as a reduction to gross revenue requirement when calculating net revenue requirement under our cost-based formula rates.

Operating Expenses

Operation and Maintenance Expenses consist primarily of the costs for contractors that operate and maintain our transmission systems as well as our personnel involved in operation and maintenance activities.

Operation expenses include activities related to control area operations, which involve balancing loads and generation and transmission system operations activities, including monitoring the status of our transmission lines and stations. Rental expenses relating to land easements, including METC’s Easement Agreement, are also recorded within operation expenses.

Maintenance expenses include preventive or planned maintenance, such as vegetation management, tower painting and equipment inspections, as well as reactive maintenance for equipment failures.

General and Administrative Expenses consist primarily of costs for personnel in our legal, information technology, finance, regulatory, human resources and business development organizations, general office expenses and fees for professional services. Professional services are principally composed of outside legal, consulting, audit and information technology services.

Depreciation and Amortization Expenses consist primarily of depreciation of property, plant and equipment using the straight-line method of accounting. Additionally, this consists of amortization of various regulatory and intangible assets.

Taxes Other than Income Taxes consist primarily of property taxes and payroll taxes.

Other Items of Income or Expense

Interest Expense consists primarily of interest on debt at ITC Holdings and our Regulated Operating Subsidiaries. Additionally, the amortization of debt financing expenses is recorded to interest expense. An allowance for borrowed funds used during construction is included in property, plant and equipment accounts and treated as a reduction to interest expense. The amortization of gains and losses on settled and terminated derivative financial instruments is also recorded to interest expense.

Allowance for Equity Funds Used During Construction (“AFUDC equity”) is recorded as an item of other income and is included in property, plant and equipment accounts. The allowance represents a return on equity at our Regulated Operating Subsidiaries used for construction purposes in accordance with FERC regulations. The capitalization rate applied to the construction work in progress balance is based on the proportion of equity to total capital (which currently includes equity and long-term debt) and the allowed return on equity for our Regulated Operating Subsidiaries.

Income Tax Provision

Income tax provision consists of current and deferred federal and state income taxes.

Results of Operations

The following table summarizes historical operating results for the periods indicated:

	Year Ended			Percentage	Year Ended		Percentage
	December 31,		Increase	Increase	December 31,	Increase	Increase
(In thousands)	2015	2014	(Decrease)	(Decrease)	2013	(Decrease)	(Decrease)

OPERATING REVENUES	$1,044,768	$1,023,048	$21,720	2.1%	$941,272	$81,776	8.7%
OPERATING EXPENSES
Operation and maintenance	113,123	111,623	1,500	1.3%	112,821	(1,198)	(1.1)%
General and administrative	144,919	115,031	29,888	26.0%	149,109	(34,078)	(22.9)%
Depreciation and amortization	144,672	128,036	16,636	13.0%	118,596	9,440	8.0%
Taxes other than income taxes	82,354	76,534	5,820	7.6%	65,824	10,710	16.3%
Other operating income and expenses — net	(1,017)	(1,005)	(12)	1.2%	(1,139)	134	(11.8)%
Total operating expenses	484,051	430,219	53,832	12.5%	445,211	(14,992)	(3.4)%
OPERATING INCOME	560,717	592,829	(32,112)	(5.4)%	496,061	96,768	19.5%
OTHER EXPENSES (INCOME)
Interest expense — net	203,779	186,636	17,143	9.2%	168,319	18,317	10.9%
Allowance for equity funds used during construction	(28,075)	(20,825)	(7,250)	34.8%	(30,159)	9,334	(30.9)%
Loss on extinguishment of debt	—	29,205	(29,205)	(100.0)%	—	29,205	n/a
Other income	(2,071)	(1,103)	(968)	87.8%	(1,038)	(65)	6.3%
Other expense	3,207	4,511	(1,304)	(28.9)%	6,571	(2,060)	(31.3)%
Total other expenses (income)	176,840	198,424	(21,584)	(10.9)%	143,693	54,731	38.1%
INCOME BEFORE INCOME TAXES	383,877	394,405	(10,528)	(2.7)%	352,368	42,037	11.9%
INCOME TAX PROVISION	141,471	150,322	(8,851)	(5.9)%	118,862	31,460	26.5%
NET INCOME	$242,406	$244,083	$(1,677)	(0.7)%	$233,506	$10,577	4.5%

Operating Revenues

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table sets forth the components of and changes in operating revenues:

						Percentage
	2015		2014		Increase	Increase
(In thousands)	Amount	Percentage	Amount	Percentage	(Decrease)	(Decrease)
Network revenues	$802,337	76.8%	$763,954	74.7%	$38,383	5.0%
Regional cost sharing revenues	327,349	31.3%	265,294	25.9%	62,055	23.4%
Point-to-point	15,381	1.5%	17,788	1.7%	(2,407)	(13.5)%
Scheduling, control and dispatch	13,163	1.3%	12,466	1.2%	697	5.6%
Other	11,298	1.1%	10,456	1.0%	842	8.1%
Recognition of refund liabilities	(124,760)	(12.0)%	(46,910)	(4.5)%	(77,850)	166.0%
Total	$1,044,768	100.0%	$1,023,048	100.0%	$21,720	2.1%

Network revenues increased due primarily to higher net revenue requirements at our Regulated Operating Subsidiaries, partially offset by higher regional revenue requirements, during the year ended December 31, 2015 as compared to 2014. Higher net revenue requirements were due primarily to higher rate bases associated with higher balances of property, plant and equipment in-service in 2015.

Regional cost sharing revenues increased primarily due to additional capital projects identified by MISO and SPP as eligible for regional cost sharing and these projects being placed in-service, in addition to higher accumulated investment for the Thumb Loop Project and Kansas V-Plan Project during the year ended December 31, 2015 as compared to the same period in 2014. We expect to continue to receive regional cost sharing revenues and the amounts could increase in the near future, including revenues associated with projects that have been or are expected to be approved for regional cost sharing.

The recognition of the refund liabilities for the refund relating to the formula rate template modifications and the potential refund relating to the ROE complaints described in Notes 4 and 16 to the consolidated financial statements, respectively, resulted in a reduction to operating revenues totaling $124.8 million and $46.9 million during the years ended December 31, 2015 and 2014, respectively. We are not able to estimate whether any required refunds would be applied to all components of revenue listed in the table above or only certain components.

Operating revenues for the years ended December 31, 2015 and 2014 include revenue accruals and deferrals as described in Note 4 to the consolidated financial statements.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table sets forth the components of and changes in operating revenues:

						Percentage
	2014		2013		Increase	Increase
(In thousands)	Amount	Percentage	Amount	Percentage	(Decrease)	(Decrease)
Network revenues	$763,954	74.7%	$726,161	77.1%	$37,793	5.2%
Regional cost sharing revenues	265,294	25.9%	177,364	18.8%	87,930	49.6%
Point-to-point	17,788	1.7%	17,312	1.8%	476	2.7%
Scheduling, control and dispatch	12,466	1.2%	12,226	1.3%	240	2.0%
Other	10,456	1.0%	8,209	1.0%	2,247	27.4%
Recognition of refund liability	(46,910)	(4.5)%	—	—%	(46,910)	n/a
Total	$1,023,048	100.0%	$941,272	100.0%	$81,776	8.7%

Network revenues increased due primarily to higher net revenue requirements at our Regulated Operating Subsidiaries during the year ended December 31, 2014 as compared to 2013. Higher net revenue requirements were due primarily to higher rate bases associated with higher balances of property, plant and equipment in-service in 2014.

Regional cost sharing revenues increased due primarily to additional capital projects that have been identified by MISO and SPP as eligible for regional cost sharing and these projects being placed in-service.

The recognition of the refund liability for the potential refund relating to the ROE complaints resulted in a reduction to operating revenues of $46.9 million during the fourth quarter of 2014 as described in Note 16 to the consolidated financial statements. We are not able to estimate whether any required refund would be applied to all components of revenues listed in the table above or only certain components.

Operating revenues for the years ended December 31, 2014 and 2013 include revenue accruals and deferrals as described in Note 4 to the consolidated financial statements.

Operating Expenses

Operation and maintenance expenses

Year ended December 31, 2015 compared to year ended December 31, 2014

Operation and maintenance expenses increased due primarily to higher operating expenses for transmission system monitoring and control activities at our MISO Regulated Operating Subsidiaries of $1.5 million.

Year ended December 31, 2014 compared to year ended December 31, 2013

Operation and maintenance expenses decreased due primarily to lower vegetation management requirements of $1.4 million.

General and administrative expenses

Year ended December 31, 2015 compared to year ended December 31, 2014

General and administrative expenses increased due primarily to higher compensation-related expenses of $17.4 million, mainly due to additional development bonuses described above under “Capital Project Updates and Other Recent Developments — Development Bonuses” of $7.8 million, and higher professional services such as legal and advisory services fees primarily for various development initiatives of $9.5 million.

Year ended December 31, 2014 compared to year ended December 31, 2013

General and administrative expenses decreased by $42.7 million due to legal, advisory and financial services fees incurred in the prior period relating to the terminated Entergy Transaction. The decrease was partially offset by higher professional services such as legal, advisory and financial services fees primarily for various development initiatives of $8.2 million unrelated to the Entergy Transaction.

Depreciation and amortization expenses

Year ended December 31, 2015 compared to year ended December 31, 2014

Depreciation and amortization expenses increased due primarily to a higher depreciable base resulting from property, plant and equipment in-service additions.

Year ended December 31, 2014 compared to year ended December 31, 2013

Depreciation and amortization expenses increased due primarily to a higher depreciable base resulting from property, plant and equipment in-service additions.

Taxes other than income taxes

Year ended December 31, 2015 compared to year ended December 31, 2014

Taxes other than income taxes increased due to higher property tax expenses primarily due to our Regulated Operating Subsidiaries’ 2014 capital additions, which are included in the assessments for 2015 property taxes.

Year ended December 31, 2014 compared to year ended December 31, 2013

Taxes other than income taxes increased due to higher property tax expenses primarily due to our Regulated Operating Subsidiaries’ 2013 capital additions, which are included in the assessments for 2014 property taxes.

Other expenses (income)

Year ended December 31, 2015 compared to year ended December 31, 2014

Interest expense increased due primarily to additional interest expense associated with the net issuance of $300.0 million in long-term debt securities subsequent to September 30, 2014 and the refund liabilities described in Notes 4 and 16 to the consolidated financial statements. These increases were partially offset by an increase in the allowance for borrowed funds used during construction (“AFUDC debt”), which is a reduction to interest expense, due primarily to higher balances of construction work in progress eligible for AFUDC debt during the period.

AFUDC equity increased due primarily to higher balances of construction work in progress eligible for AFUDC equity during the period.

Year ended December 31, 2014 compared to year ended December 31, 2013

Interest expense increased primarily due to interest associated with the long-term debt issuances at ITC Holdings and the Regulated Operating Subsidiaries which were used for refinancing of current debt maturities and general corporate purposes as described in Note 8 to the consolidated financial statements.

AFUDC equity decreased due primarily to lower balances of construction work in progress eligible for AFUDC equity during the period.

The loss on extinguishment of debt in 2014 related to the partial tender and retirement of $115.6 million of the 5.875% ITC Holdings Senior Notes and $54.7 million of the 6.375% ITC Holdings Senior Notes as described in Note 8 to the consolidated financial statements.

Income Tax Provision

Year ended December 31, 2015 compared to year ended December 31, 2014

Our effective tax rates for the years ended December 31, 2015 and 2014 are 36.9% and 38.1%, respectively. Our effective tax rate in both periods exceeded our 35% statutory federal income tax rate due primarily to state income taxes, partially offset by the tax effects of AFUDC equity. The amount of income tax expense relating to AFUDC equity was recognized as a regulatory asset and not included in the income tax provision.

Year ended December 31, 2014 compared to year ended December 31, 2013

Our effective tax rates for the years ended December 31, 2014 and 2013 are 38.1% and 33.7%, respectively. Our effective tax rate differs from our 35% statutory federal income tax rate due primarily to state income taxes as well as the tax effects of AFUDC equity. The amount of income tax expense relating to AFUDC equity was recognized as a regulatory asset and not included in the income tax provision. Additionally, during the fourth quarter of 2013, due to the cancellation of the Entergy Transaction, we recognized tax benefits for expenses that were previously deemed non-deductible for tax purposes, including a decrease to the tax provision of $5.6 million for expenses that were incurred in 2012 and 2011.

Liquidity and Capital Resources

We expect to maintain our approach to fund our future capital requirements with cash from operations at our Regulated Operating Subsidiaries, our existing cash and cash equivalents, issuances under our commercial paper program and amounts available under our revolving credit agreements (the terms of which are described in Note 8 to the consolidated financial statements). In addition, we may from time to time secure debt and equity funding in the capital markets, although we can provide no assurance that we will be able to obtain financing on favorable terms or at all. As market conditions warrant, we may also from time to time repurchase debt or equity securities issued by us, in the open market, in privately negotiated transactions, by tender offer or otherwise. We expect that our capital requirements will arise principally from our need to:

•        Fund capital expenditures at our Regulated Operating Subsidiaries. Our plans with regard to property, plant and equipment investments are described in detail above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Investment and Operating Results Trends”.

•        Fund business development expenses and related capital expenditures. We are pursuing development activities for transmission projects that will continue to result in the incurrence of development expenses and could result in significant capital expenditures.

•        Fund working capital requirements.

•        Fund our debt service requirements including principal repayments and periodic interest payments, which are further described in detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations”. We expect our interest payments to increase each year as a result of additional debt expected to be incurred to fund our capital expenditures and for general corporate purposes.

•        Fund contributions to our retirement benefit plans, as described in Note 11 to the consolidated financial statements. We expect to contribute up to $12.0 million to these plans in 2016.

In addition to the expected capital requirements above, any adverse determinations relating to the regulatory matters or contingencies described in Notes 4 and 16 to the consolidated financial statements would result in additional capital requirements.

We believe that we have sufficient capital resources to meet our currently anticipated short-term needs. We rely on both internal and external sources of liquidity to provide working capital and fund capital investments. ITC Holdings’ sources of cash are dividends and other payments received by us from our Regulated Operating Subsidiaries and any of our other subsidiaries as well as the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, while wholly owned by ITC Holdings, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to us.

We expect to continue to utilize our commercial paper program and revolving credit agreements as well as our cash and cash equivalents as needed to meet our short-term cash requirements. As of December 31, 2015, we had consolidated indebtedness under our revolving and term loan credit agreements of $680.9 million, with unused capacity under the revolving credit agreements of $680.1 million. Additionally, ITC Holdings had $95.0 million of commercial paper issued and outstanding as of December 31, 2015 with the ability to issue an additional $305.0 million under the commercial paper program. See Note 8 to the consolidated financial statements for a detailed discussion of the commercial paper program and our revolving credit agreements as well as the debt activity during the years ended December 31, 2015 and 2014.

As of December 31, 2015, we had approximately $395.3 million of debt maturing within one year, which we expect to refinance with long-term debt. To address our long-term capital requirements as well as repay debt maturing within one year, we expect that we will need to obtain additional debt financing. Certain of our capital projects could be delayed if we experience difficulties in accessing capital. We expect to be able to obtain such additional financing as needed, in amounts and upon terms that will be reasonably satisfactory to us due to our strong credit ratings and our historical ability to obtain financing.

Credit Ratings

Credit ratings by nationally recognized statistical rating agencies are an important component of our liquidity profile. Credit ratings relate to our ability to issue debt securities and the cost to borrow money, and should not be viewed as an indication of future stock performance or a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. Our current credit ratings are displayed in the following table. An explanation of these ratings may be obtained from the respective rating agency.

		Standard and Poor’s	Moody’s Investor
Issuer	Issuance	Ratings Services (a)	Service, Inc. (b)
ITC Holdings	Senior Unsecured Notes	BBB+	Baa2
ITC Holdings	Commercial Paper	A-2	Prime-2
ITCTransmission	First Mortgage Bonds	A	A1
METC	Senior Secured Notes	A	A1
ITC Midwest	First Mortgage Bonds	A	A1
ITC Great Plains	First Mortgage Bonds	A	A1

(a)         On June 8, 2015, Standard and Poor’s Ratings Services (“Standard and Poor’s”) assigned a short-term issuer credit rating to ITC Holdings, which applies to the commercial paper program discussed in Note 8 to the consolidated financial statements. Additionally, on December 3, 2015, Standard and Poor’s reaffirmed the senior unsecured credit rating of ITC Holdings and the secured credit ratings of the Regulated Operating Subsidiaries. On February 9, 2016, Standard and Poor’s revised the outlook of the issuer credit ratings of ITC Holdings and the Regulated Operating Subsidiaries to negative from developing, subsequent to the announcement of the Acquisition.

(b)         On April 15, 2015, Moody’s Investors Service, Inc. (“Moody’s”) reaffirmed the credit ratings for ITC Holdings and the Regulated Operating Subsidiaries. Additionally, on June 9, 2015, Moody’s assigned a short-term commercial paper rating to ITC Holdings, which applies to the commercial paper program discussed in Note 8 to the consolidated financial statements. All of the credit ratings have a stable outlook.

Covenants

Our debt instruments contain numerous financial and operating covenants that place significant restrictions on certain transactions as well as require us to meet certain financial ratios, which are described in Note 8 to the consolidated financial statements. As of December 31, 2015, we were not in violation of any debt covenant. In the event of a downgrade in our credit ratings, none of the covenants would be directly impacted, although the borrowing costs under our revolving and term loan credit agreements would increase.

Cash Flows

The following table summarizes cash flows for the periods indicated:

	Year Ended December 31,
(In thousands)	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$242,406	$244,083	$233,506
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	144,672	128,036	118,596
Recognition of and refund and collection of revenue accruals and deferrals — including accrued interest	(53,539)	(4,093)	(11,972)
Deferred income tax expense	77,371	90,373	76,703
Tax benefit for excess tax deductions of share-based compensation	(11,707)	(7,767)	(4,302)
Other	156,542	50,869	36,665
Net cash provided by operating activities	555,745	501,501	449,196
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(684,140)	(733,145)	(821,588)
Other	(15,205)	(1,556)	(4,700)
Net cash used in investing activities	(699,345)	(734,701)	(826,288)
CASH FLOWS FROM FINANCING ACTIVITIES
Net issuance/repayment of debt (including commercial paper and revolving and term loan credit agreements)	351,730	462,639	464,425
Issuance of common stock	13,635	20,713	10,042
Dividends on common and restricted stock	(108,275)	(95,595)	(84,129)
Refundable deposits from and repayments to generators for transmission network upgrades — net	931	(22,850)	(5,955)
Repurchase and retirement of common stock	(137,081)	(134,284)	(4,885)
Tax benefit for excess tax deductions of share-based compensation	11,707	7,767	4,302
Other	(2,929)	(11,724)	1,380
Net cash provided by financing activities	129,718	226,666	385,180
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,882)	(6,534)	8,088
CASH AND CASH EQUIVALENTS — Beginning of period	27,741	34,275	26,187
CASH AND CASH EQUIVALENTS — End of period	$13,859	$27,741	$34,275

Cash Flows From Operating Activities

Year ended December 31, 2015 compared to year ended December 31, 2014

Net cash provided by operating activities increased $54.2 million in 2015 compared to 2014. The increase in cash provided by operating activities was due primarily to an increase in cash received from operating revenues of $70.3 million during 2015 compared to 2014. This increase was partially offset by an increase in payments of operating expenses of $25.4 million.

Year ended December 31, 2014 compared to year ended December 31, 2013

Net cash provided by operating activities increased $52.3 million in 2014 compared to 2013. The increase in cash provided by operating activities was due primarily to an increase in cash received from operating revenues of $132.7 million during 2014 compared to 2013. This increase was partially offset by higher interest payments (net of interest capitalized) of $30.2 million, higher income taxes paid of $24.4 million and an increase in payments of operating expenses of $12.1 million.

Cash Flows From Investing Activities

Year ended December 31, 2015 compared to year ended December 31, 2014

Net cash used in investing activities decreased $35.4 million in 2015 compared to 2014. The decrease in cash used in investing activities was due primarily to the timing of payments for investments in property, plant and equipment during the year ended December 31, 2015 compared to the same period in 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

Net cash used in investing activities decreased $91.6 million in 2014 compared to 2013. The decrease in cash used in investing activities was due primarily to lower investments in property, plant and equipment during 2014 as we executed our capital investment plan described above under “— Overview — Capital Investment and Operating Results Trends”.

Cash Flows From Financing Activities

Year ended December 31, 2015 compared to year ended December 31, 2014

Net cash provided by financing activities decreased $96.9 million in 2015 compared to 2014. The decrease in cash provided by financing activities was due primarily to a decrease in long-term debt issuances of $573.7 million during 2015 compared to 2014. This decrease was partially offset by a net increase of $244.5 million in amounts outstanding under our revolving and term loan credit agreements, a decrease in payments of $123.6 million to retire long-term debt, the $94.6 million in net proceeds from the issuance of commercial paper under our commercial paper program during the year ended December 31, 2015 and lower net payments of $23.8 million associated with refundable deposits for transmission network upgrades. See Note 8 to the consolidated financial statements for detail on the issuances and retirements of debt.

Year ended December 31, 2014 compared to year ended December 31, 2013

Net cash provided by financing activities decreased $158.5 million in 2014 compared to 2013. The decrease in cash provided by financing activities was due primarily to a decrease in long-term debt issuances of $134.4 million during 2014 compared to 2013 as well as the net payment of $130.0 million for the 2014 ASR Program as described in Note 13 to the consolidated financial statements. Additionally, there was a net decrease of $20.8 million in amounts outstanding under our revolving and term loan credit agreements and lower net proceeds of $16.9 million associated with refundable deposits for transmission network upgrades. These decreases were partially offset by a decrease in payments of $153.4 million to retire long-term debt. See Note 8 to the consolidated financial statements for detail on the issuances and retirements of long-term debt.

Contractual Obligations

The following table details our contractual obligations as of December 31, 2015:

		Less Than	1-3	4-5	More Than
(In thousands)	Total	1 Year	Years	Years	5 Years
Debt:
ITC Holdings Senior Notes	$1,924,684	$139,344	$435,000	$200,000	$1,150,340
ITC Holdings revolving credit agreement	137,700	—	137,700	—	—
ITC Holdings commercial paper program	95,000	95,000	—	—	—
ITC Holdings term loan credit agreement	161,000	161,000	—	—	—
ITCTransmission First Mortgage Bonds	585,000	—	100,000	—	485,000
ITCTransmission revolving credit agreement	48,300	—	48,300	—	—
METC Senior Secured Notes	275,000	—	—	—	275,000
METC revolving credit agreement	2,500	—	2,500	—	—
METC term loan credit agreement	200,000	—	200,000	—	—
ITC Midwest First Mortgage Bonds	750,000	—	40,000	35,000	675,000
ITC Midwest revolving credit agreement	72,300	—	72,300	—	—
ITC Great Plains First Mortgage Bonds	150,000	—	—	—	150,000
ITC Great Plains revolving credit agreement	59,100	—	59,100	—	—
Interest payments:
ITC Holdings Senior Notes	1,006,043	96,922	220,665	107,221	581,235
ITCTransmission First Mortgage Bonds	601,161	29,326	65,107	38,613	468,115
METC Senior Secured Notes	345,264	12,090	36,270	24,180	272,724
ITC Midwest First Mortgage Bonds	771,184	31,286	101,672	63,321	574,905
ITC Great Plains First Mortgage Bonds	180,353	6,240	18,720	12,480	142,913
Operating leases	4,972	932	2,069	955	1,016
Purchase obligations	61,368	60,088	1,280	—	—
Regulatory liabilities — revenue deferrals, including accrued interest	42,970	36,639	6,331	—	—
Regulatory liabilities — refund related to the formula rate template modifications, including accrued interest	10,424	8,154	2,270	—	—
METC Easement Agreement	349,680	10,041	30,123	20,082	289,434
Total obligations	$7,834,003	$687,062	$1,579,407	$501,852	$5,065,682

Interest payments included above relate only to our fixed-rate long-term debt outstanding at December 31, 2015. We also expect to pay interest and commitment fees under our variable-rate revolving and term loan credit agreements that have not been included above due to varying amounts of borrowings and interest rates under the facilities. In 2015, we paid $6.4 million of interest and commitment fees under our revolving and term loan credit agreements.

Operating leases include leases for office space, equipment and storage facilities. Purchase obligations represent commitments primarily for materials, services and equipment that had not been received as of December 31, 2015, primarily for construction and maintenance projects for which we have an executed contract. The majority of the items relate to materials and equipment that have long production lead times. See Note 16 to the consolidated financial statement for more information on our operating leases and purchases obligations.

The regulatory liabilities — revenue deferrals, including accrued interest, in the table above represents the over-recovery of revenues resulting from differences between the amounts billed to customers and actual revenue requirement at each of our Regulated Operating Subsidiaries, as described in Note 4 to the consolidated financial statements. These amounts will offset future revenue requirement for purposes of calculating our formula rates as part of the true-up mechanism in our rate construct.

The Easement Agreement provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which the transmission lines cross. The cost for use of the rights-of-way is $10.0 million per year. The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals thereafter unless METC gives notice of nonrenewal of at least one year in advance. Payments to Consumers Energy under the Easement Agreement are charged to operation and maintenance expense.

The contractual obligations table above excludes certain items, including contingent liabilities and other long-term liabilities, due to uncertainty on the final outcome in addition to the timing and amount of future cash flows necessary to settle these obligations. The amount of cash flows to be paid for pension and other postretirement obligations and settle regulatory liabilities related to asset removal costs and liabilities to refund deposits from generators for transmission network upgrades, which are recorded in other current and long term liabilities, are not known with certainty. As a result, cash obligations for these items are excluded from the contractual obligations table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies requires judgments regarding future events.

These estimates and judgments, in and of themselves, could materially impact the consolidated financial statements and disclosures based on varying assumptions, as future events rarely develop exactly as forecasted, and even the best estimates routinely require adjustment.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and/or that require management’s most difficult, subjective or complex judgments.

Regulation

Nearly all of our Regulated Operating Subsidiaries’ business is subject to regulation by the FERC. As a result, we apply accounting principles in accordance with the standards set forth by the Financial Accounting Standards Board (“FASB”) for accounting for the effects of certain types of regulation. Use of this accounting guidance results in differences in the application of GAAP between regulated and non-regulated businesses and requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as expense or revenue in non-regulated businesses. As described in Note 5 to the consolidated financial statements, we had regulatory assets and liabilities of $248.1 million and $299.8 million, respectively, as of December 31, 2015. Future changes in the regulatory and competitive environments could result in discontinuing the application of the accounting standards for the effects of certain types of regulations. If we were to discontinue the application of this guidance on our Regulated Operating Subsidiaries’ operations, we may be required to record losses relating to certain regulatory assets or gains relating to certain regulatory liabilities. We also may be required to record losses of $45.6 million relating to intangible assets at December 31, 2015 that are described in Note 6 to the consolidated financial statements.

We believe that currently available facts support the continued applicability of the standards for accounting for the effects of certain types of regulation and that all regulatory assets and liabilities are recoverable or refundable under our current rate environment.

Revenue Recognition under Cost-Based Formula Rates with True-Up Mechanism

Our Regulated Operating Subsidiaries recover expenses and earn a return on and recover investments in property, plant and equipment on a current, rather than lagging, basis, under their forward-looking cost-based formula rates with a true-up mechanism.

Under their formula rates, our Regulated Operating Subsidiaries use forecasted expenses, property, plant and equipment, point-to-point revenues and other items for the upcoming calendar year to establish their projected revenue requirement and for the MISO Regulated Operating Subsidiaries, their component of the billed network rates for service on their systems from January 1 to December 31 of that year. The cost-based formula rate templates include a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual revenue requirements to their billed revenues for each year in order to subsequently collect or refund any under-recovery or over-recovery of revenues, as appropriate. The under- or over-collection typically results from differences between the projected revenue requirement used as the basis for billing and actual revenue requirement at each of our Regulated Operating Subsidiaries, and from differences between actual and projected monthly peak loads at our MISO Regulated Operating Subsidiaries.

The true-up mechanism under our formula rates meet the GAAP requirements for accounting for rate-regulated utilities and the effects of certain alternative revenue programs. Accordingly, revenue is recognized during each reporting period based on actual revenue requirements calculated using the cost-based formula rate. Our Regulated Operating Subsidiaries accrue or defer revenues to the extent that their actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. The true-up amount is automatically reflected in customer bills within two years under the provisions of the formula rates. See Note 4 to the consolidated financial statements for the regulatory assets and liabilities recorded at our Regulated Operating Subsidiaries’ as a result of the formula rate revenue accruals and deferrals.

Valuation of Goodwill

We have goodwill resulting from our acquisitions of ITCTransmission and METC and ITC Midwest’s acquisition of the IP&L transmission assets. We perform an impairment test annually at the reporting unit level or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, we compare the fair value of each reporting unit with their respective carrying value. Our reporting units are ITCTransmission, METC and ITC Midwest as each of them represents an individual operating segment. We determine fair value using valuation techniques based on discounted future cash flows under various scenarios. We also consider estimates of market-based valuation multiples for companies within the peer group of our reporting units. The market-based multiples involve judgment regarding the appropriate peer group and the appropriate multiple to apply in the valuation and the cash flow estimates involve judgments based on a broad range of assumptions, information and historical results. To the extent estimated market-based valuation multiples and/or discounted cash flows are revised downward, we may be required to write down all or a portion of goodwill, which would adversely impact earnings.

As of December 31, 2015 and 2014, consolidated goodwill totaled $950.2 million. We completed our annual goodwill impairment test for our reporting units as of October 1, 2015 and determined that no impairment exists. There were no events subsequent to October 1, 2015 that indicated impairment of our goodwill. We do not believe there is a material risk of our goodwill being impaired in the near term for any of our reporting units given that their fair values are substantially in excess of their carrying values.

Contingent Obligations

We are subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject us to environmental, litigation, income tax and other contingencies. Additionally, we have other contingent obligations that may be required to be paid to developers based on achieving certain milestones relating to development initiatives. We periodically evaluate our exposure to such contingencies and record liabilities for those matters where a loss is considered probable and reasonably estimable in accordance with GAAP. Our liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters, which could be material. The adequacy of liabilities recorded can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect our consolidated financial statements. These events or conditions include, without limitation, the following:

•        Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes and other environmental matters.

•        Changes in existing federal income tax laws or Internal Revenue Service (“IRS”) regulations.

•        Identification and evaluation of lawsuits or complaints in which we may be or have been named as a defendant.

•        Resolution or progression of existing matters through the legislative process, the courts, the FERC, the NERC, the IRS or the Environmental Protection Agency.

•        Completion of certain milestones relating to development initiatives.

Refer to Note 16 to the consolidated financial statements for discussion on contingencies, including the ROE complaints.

Pension and Postretirement Costs

We sponsor certain retirement benefits for our employees, which include retirement pension plans and certain postretirement health care, dental and life insurance benefits. Our periodic costs and obligations associated with these plans are developed from actuarial valuations derived from a number of assumptions, including rates of return on plan assets, the discount rates, the rate of increase in health care costs, the amount and timing of plan sponsor contributions and demographic factors such as retirements, mortality and turnover, among others. We evaluate these assumptions annually and update them periodically to reflect our actual experience. Three critical assumptions in determining our periodic costs and obligations are discount rate, expected long-term return on plan assets and the rate of increases in health care costs. The discount rate represents the market rate for synthesized AA-rated zero-coupon bonds with durations corresponding to the expected durations of the benefit obligations and is used to calculate the present value of the expected future cash flows for benefit obligations under our plans. In determining our long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected long-term rates of return on those types of asset classes. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans as described in Note 11 to the consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements.

ITC HOLDINGS CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and schedules are included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ITC Holdings Corp.:

Novi, Michigan

We have audited the accompanying consolidated statements of financial position of ITC Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included herein. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ITC Holdings Corp. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

February 25, 2016

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
(In thousands, except share data)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$13,859	$27,741
Accounts receivable	104,262	100,998
Inventory	25,777	30,892
Regulatory assets	14,736	5,393
Prepaid and other current assets	10,608	7,281
Total current assets	169,242	172,305
Property, plant and equipment (net of accumulated depreciation and amortization of $1,487,713 and $1,388,217, respectively)	6,109,639	5,496,875
Other assets
Goodwill	950,163	950,163
Intangible assets (net of accumulated amortization of $28,242 and $24,917, respectively)	45,602	48,794
Regulatory assets	233,376	223,712
Deferred financing fees (net of accumulated amortization of $17,515 and $15,972, respectively)	29,298	30,311
Other	44,802	37,418
Total other assets	1,303,241	1,290,398
TOTAL ASSETS	$7,582,122	$6,959,578
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$124,331	$107,969
Accrued payroll	24,123	23,502
Accrued interest	52,577	50,538
Accrued taxes	44,256	41,614
Regulatory liabilities	44,964	39,972
Refundable deposits from generators for transmission network upgrades	2,534	10,376
Debt maturing within one year	395,334	175,000
Other	31,034	14,043
Total current liabilities	719,153	463,014
Accrued pension and postretirement liabilities	61,609	69,562
Deferred income taxes	735,426	642,051
Regulatory liabilities	254,788	160,070
Refundable deposits from generators for transmission network upgrades	18,077	9,384
Other	23,075	17,354
Long-term debt	4,060,923	3,928,586
Commitments and contingent liabilities (Notes 4 and 16)
STOCKHOLDERS’ EQUITY
Common stock, without par value, 300,000,000 shares authorized, 152,699,077 and 155,140,967 shares issued and outstanding at December 31, 2015 and 2014, respectively	829,211	923,191
Retained earnings	875,595	741,550
Accumulated other comprehensive income	4,265	4,816
Total stockholders’ equity	1,709,071	1,669,557
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,582,122	$6,959,578

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In thousands, except per share data)	2015	2014	2013
OPERATING REVENUES	$1,044,768	$1,023,048	$941,272
OPERATING EXPENSES
Operation and maintenance	113,123	111,623	112,821
General and administrative	144,919	115,031	149,109
Depreciation and amortization	144,672	128,036	118,596
Taxes other than income taxes	82,354	76,534	65,824
Other operating income and expense — net	(1,017)	(1,005)	(1,139)
Total operating expenses	484,051	430,219	445,211
OPERATING INCOME	560,717	592,829	496,061
OTHER EXPENSES (INCOME)
Interest expense — net	203,779	186,636	168,319
Allowance for equity funds used during construction	(28,075)	(20,825)	(30,159)
Loss on extinguishment of debt	—	29,205	—
Other income	(2,071)	(1,103)	(1,038)
Other expense	3,207	4,511	6,571
Total other expenses (income)	176,840	198,424	143,693
INCOME BEFORE INCOME TAXES	383,877	394,405	352,368
INCOME TAX PROVISION	141,471	150,322	118,862
NET INCOME	$242,406	$244,083	$233,506

Basic earnings per common share	$1.57	$1.56	$1.49
Diluted earnings per common share	$1.56	$1.54	$1.47
Dividends declared per common share	$0.700	$0.610	$0.535

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In thousands)	2015	2014	2013
NET INCOME	$242,406	$244,083	$233,506
OTHER COMPREHENSIVE (LOSS) INCOME
Derivative instruments, net of tax (Note 13)	(375)	(1,479)	24,304
Available-for-sale securities, net of tax (Note 13)	(176)	(32)	71
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX	(551)	(1,511)	24,375
TOTAL COMPREHENSIVE INCOME	$241,855	$242,572	$257,881

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS ‘EQUITY

				Accumulated
				Other	Total
	Common Stock		Retained	Comprehensive	Stockholders’
(In thousands, except share and per share data)	Shares	Amount	Earnings	Income (Loss)	Equity
BALANCE, DECEMBER 31, 2012	156,745,542	$989,334	$443,569	$(18,048)	$1,414,855
Net income	—	—	233,506	—	233,506
Repurchase and retirement of common stock	(163,320)	(4,885)	—	—	(4,885)
Dividends declared on common stock ($0.535 per share)	—	—	(84,129)	—	(84,129)
Stock option exercises	499,014	8,165	—	—	8,165
Shares issued under the Employee Stock Purchase Plan	77,097	1,877	—	—	1,877
Issuance of restricted stock	384,576	—	—	—	—
Forfeiture of restricted stock	(42,114)	—	24	—	24
Share-based compensation, net of forfeitures	—	15,642	—	—	15,642
Tax benefit for excess tax deductions of share-based compensation	—	4,302	—	—	4,302
Other comprehensive income, net of tax (Note 13)	—	—	—	24,375	24,375
BALANCE, DECEMBER 31, 2013	157,500,795	$1,014,435	$592,970	$6,327	$1,613,732
Net income	—	—	244,083	—	244,083
Repurchase and retirement of common stock	(3,673,226)	(134,284)	—	—	(134,284)
Dividends declared on common stock ($0.610 per share)	—	—	(95,595)	—	(95,595)
Stock option exercises	1,011,750	18,650	—	—	18,650
Shares issued under the Employee Stock Purchase Plan	69,230	2,063	—	—	2,063
Issuance of restricted stock	321,139	—	—	—	—
Forfeiture of restricted stock	(88,721)	—	92	—	92
Share-based compensation, net of forfeitures	—	14,560	—	—	14,560
Tax benefit for excess tax deductions of share-based compensation	—	7,767	—	—	7,767
Other comprehensive loss, net of tax (Note 13)	—	—	—	(1,511)	(1,511)
BALANCE, DECEMBER 31, 2014	155,140,967	$923,191	$741,550	$4,816	$1,669,557
Net income	—	—	242,406	—	242,406
Repurchase and retirement of common stock	(4,201,847)	(137,081)	—	—	(137,081)
Dividends declared ($0.700 per share)	—	—	(108,425)	—	(108,425)
Stock option exercises	1,203,376	11,352	—	—	11,352
Shares issued under the Employee Stock Purchase Plan	76,041	2,283	—	—	2,283
Issuance of restricted stock	259,039	—	—	—	—
Forfeiture of restricted stock	(58,209)	—	64	—	64
Issuance of performance shares	287,464	—	—	—	—
Forfeiture of performance shares	(7,754)	—	—	—	—
Share-based compensation, net of forfeitures	—	17,609	—	—	17,609
Tax benefit for excess tax deductions of share-based compensation	—	11,707	—	—	11,707
Other comprehensive loss, net of tax (Note 13)	—	—	—	(551)	(551)
Other	—	150	—	—	150
BALANCE, DECEMBER 31, 2015	152,699,077	$829,211	$875,595	$4,265	$1,709,071

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In thousands)	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$242,406	$244,083	$233,506
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	144,672	128,036	118,596
Recognition of and refund and collection of revenue accruals and deferrals — including accrued interest	(53,539)	(4,093)	(11,972)
Deferred income tax expense	77,371	90,373	76,703
Allowance for equity funds used during construction	(28,075)	(20,825)	(30,159)
Loss on extinguishment of debt	—	29,205	—
Other	22,031	17,697	17,864
Changes in assets and liabilities, exclusive of changes shown separately:
Accounts receivable	(501)	(11,869)	(16,312)
Inventory	5,140	1,094	5,371
Prepaid and other current assets	(3,214)	5,089	16,891
Accounts payable	(7,263)	(19,061)	17,638
Accrued payroll	463	525	1,619
Accrued interest	2,039	(2,511)	8,341
Accrued taxes	14,783	19,756	6,113
Tax benefit on the excess tax deduction of share-based compensation	(11,707)	(7,767)	(4,302)
Other current liabilities	5,587	(2,314)	1,630
Estimated potential refund related to return on equity complaints	120,197	47,780	—
Other non-current assets and liabilities, net	25,355	(13,697)	7,669
Net cash provided by operating activities	555,745	501,501	449,196
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(684,140)	(733,145)	(821,588)
Proceeds from sale of marketable securities	673	495	20,844
Purchases of marketable securities	(10,422)	(6,091)	(22,250)
Other	(5,456)	4,040	(3,294)
Net cash used in investing activities	(699,345)	(734,701)	(826,288)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt	225,000	798,664	933,025
Borrowings under revolving credit agreements	2,832,100	1,660,000	1,090,100
Borrowings under term loan credit agreements	200,000	110,000	675,000
Net issuance of commercial paper, net of discount	94,630	—	—
Retirement of long-term debt — including extinguishment of debt costs	(175,000)	(298,625)	(452,000)
Repayments of revolving credit agreements	(2,825,000)	(1,618,400)	(1,146,700)
Repayments of term loan credit agreements	—	(189,000)	(635,000)
Issuance of common stock	13,635	20,713	10,042
Dividends on common and restricted stock	(108,275)	(95,595)	(84,129)
Refundable deposits from generators for transmission network upgrades	12,956	5,833	32,281
Repayment of refundable deposits from generators for transmission network upgrades	(12,025)	(28,683)	(38,236)
Repurchase and retirement of common stock	(137,081)	(134,284)	(4,885)
Tax benefit on the excess tax deduction of share-based compensation	11,707	7,767	4,302
Advance for forward contract of accelerated share repurchase program	—	(20,000)	—
Return of unused advance for forward contract of accelerated share repurchase program	—	20,000	—
Other	(2,929)	(11,724)	1,380
Net cash provided by financing activities	129,718	226,666	385,180
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,882)	(6,534)	8,088
CASH AND CASH EQUIVALENTS — Beginning of period	27,741	34,275	26,187
CASH AND CASH EQUIVALENTS — End of period	$13,859	$27,741	$34,275

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      GENERAL

ITC Holdings Corp. (“ITC Holdings,” and together with its subsidiaries, “we,” “our” or “us”) and its subsidiaries are engaged in the transmission of electricity in the United States. Through our operating subsidiaries, ITCTransmission, METC, ITC Midwest and ITC Great Plains (together, our “Regulated Operating Subsidiaries”), we operate high-voltage systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to our systems. Our business strategy is to operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and allow new generating resources to interconnect to our transmission systems. We also are pursuing transmission development projects not within our existing systems, which are intended to improve overall grid reliability, lower electricity congestion and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

Our Regulated Operating Subsidiaries are independent electric transmission utilities, with rates regulated by the FERC and established on a cost-of-service model. ITCTransmission’s service area is located in southeastern Michigan, while METC’s service area covers approximately two-thirds of Michigan’s Lower Peninsula and is contiguous with ITCTransmission’s service area. ITC Midwest’s service area is located in portions of Iowa, Minnesota, Illinois and Missouri and ITC Great Plains currently owns assets located in Kansas and Oklahoma. The Midcontinent Independent System Operator, Inc. (“MISO”) bills and collects revenues from ITCTransmission, METC and ITC Midwest (“MISO Regulated Operating Subsidiaries”) customers. The Southwest Power Pool, Inc. (“SPP”) bills and collects revenue from ITC Great Plains customers.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

A summary of the major accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to accounting principles generally accepted in the United States of America (“GAAP”), is presented below:

Principles of Consolidation — ITC Holdings consolidates its majority owned subsidiaries. We eliminate all intercompany balances and transactions.

Use of Estimates — The preparation of the consolidated financial statements in accordance with GAAP requires us to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from our estimates.

Regulation — Our Regulated Operating Subsidiaries are subject to the regulatory jurisdiction of the FERC, which issues orders pertaining to rates, recovery of certain costs, including the costs of transmission assets and regulatory assets, conditions of service, accounting, financing authorization and operating-related matters. The utility operations of our Regulated Operating Subsidiaries meet the accounting standards set forth by the Financial Accounting Standards Board (“FASB”) for the accounting effects of certain types of regulation. These accounting standards recognize the cost based rate setting process, which results in differences in the application of GAAP between regulated and non-regulated businesses. These standards require the recording of regulatory assets and liabilities for certain transactions that would have been recorded as revenue and expense in non-regulated businesses. Regulatory assets represent costs that will be included as a component of future tariff rates and regulatory liabilities represent amounts provided in the current tariff rates that are intended to recover costs expected to be incurred in the future or amounts to be refunded to customers.

Cash and Cash Equivalents — We consider all unrestricted highly-liquid temporary investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Consolidated Statements of Cash Flows — The following table presents certain supplementary cash flows information for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Supplementary cash flows information:
Interest paid (net of interest capitalized)	$191,041	$185,288	$155,112
Income taxes paid — net	55,722	44,524	20,092
Supplementary non-cash investing and financing activities:
Additions to property, plant and equipment and other long-lived assets (a)	$110,354	$90,949	$68,276
Allowance for equity funds used during construction	28,075	20,825	30,159

(a)         Amounts consist of current liabilities for construction labor and materials that have not been included in investing activities. These amounts have not been paid for as of December 31, 2015, 2014 or 2013, respectively, but have been or will be included as a cash outflow from investing activities for expenditures for property, plant and equipment when paid.

Excess tax benefits are recognized as an addition to common stock pursuant to the share-based compensation accounting standards. Cash retained as a result of those excess tax benefits are presented in the statement of cash flows as cash inflows from financing activities and cash outflows from operating activities.

Accounts Receivable — We recognize losses for uncollectible accounts based on specific identification of any such items. As of December 31, 2015 and 2014, we did not have an accounts receivable reserve.

Inventories — Materials and supplies inventories are valued at average cost. Additionally, the costs of warehousing activities are recorded here and included in the cost of materials when requisitioned.

Property, Plant and Equipment — Depreciation and amortization expense on property, plant and equipment was $135.5 million, $118.9 million and $109.4 million for 2015, 2014 and 2013, respectively.

Property, plant and equipment in service at our Regulated Operating Subsidiaries is stated at its original cost when first devoted to utility service. The gross book value of assets retired less salvage proceeds is charged to accumulated depreciation. The provision for depreciation of transmission assets is a significant component of our Regulated Operating Subsidiaries’ cost of service under FERC-approved rates. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. The composite depreciation rate for our Regulated Operating Subsidiaries included in our consolidated statements of operations was 2.1%, 2.1% and 2.2% for 2015, 2014 and 2013, respectively. The composite depreciation rates include depreciation primarily on transmission station equipment, towers, poles and overhead and underground lines that have a useful life ranging from 48 to 60 years. The portion of depreciation expense related to asset removal costs is added to regulatory liabilities or deducted from regulatory assets and removal costs incurred are deducted from regulatory liabilities or added to regulatory assets. Our Regulated Operating Subsidiaries capitalize to property, plant and equipment an allowance for the cost of equity and borrowings used during construction (“AFUDC”) in accordance with FERC regulations. AFUDC represents the composite cost incurred to fund the construction of assets, including interest expense and a return on equity capital devoted to construction of assets. The AFUDC debt of $6.8 million, $5.1 million and $8.0 million was a reduction to interest expense for 2015, 2014 and 2013, respectively. Certain projects at ITC Great Plains have been granted an incentive to include construction work in progress balances in rate base and we do not record AFUDC on those projects.

For acquisitions of property, plant and equipment greater than the net book value (other than asset acquisitions accounted for under the purchase method of accounting that result in goodwill), the acquisition premium is recorded to property, plant and equipment and amortized over the estimated remaining useful lives of the assets using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

Property, plant and equipment includes capital equipment inventory stated at original cost consisting of items that are expected to be used exclusively for capital projects.

Property, plant and equipment at ITC Holdings and non-regulated subsidiaries is stated at its acquired cost. Proceeds from salvage less the net book value of the disposed assets is recognized as a gain or loss on disposal. Depreciation is computed based on the acquired cost less expected residual value and is recognized over the estimated useful lives of the assets on a straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

Generator Interconnection Projects and Contributions in Aid of Construction — Certain capital investment at our Regulated Operating Subsidiaries relates to investments made under generator interconnection agreements. The generator interconnection agreements typically consist of both transmission network upgrades, which are a category of upgrades deemed by FERC to benefit the transmission system as a whole, as well as direct connection facilities, which are necessary to interconnect the generating facility to the transmission system and primarily benefit the generating facility.

Our investments in transmission facilities are recorded to property, plant and equipment, and are recorded net of any contribution in aid of construction. Contributions in aid of construction of $17.4 million, $19.7 million and $2.6 million were recorded as reductions to property, plant and equipment during the years ended December 31, 2015, 2014 or 2013, respectively, and are included as reductions of expenditures for property, plant and equipment in our consolidated statements of cash flows when received. We also receive refundable deposits from the generator for certain investment in network upgrade facilities in advance of construction, which are recorded to current or non-current liabilities depending on the expected refund date.

Available-For-Sale Securities — We have certain investments in debt and equity securities that are classified as available-for-sale securities. These investments currently fund our two supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees as described in Note 11. Unrealized gains recorded for the investments are recognized, net of tax, in the accumulated other comprehensive income component of equity. Any unrealized losses (where cost exceeds fair market value) on the investments will also be recorded in the accumulated other comprehensive income component of equity, unless the unrealized loss is other than temporary, in which case it would be recorded as an investment loss in the consolidated statements of operations.

Impairment of Long-Lived Assets — Other than goodwill, our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected undiscounted future cash flows generated by the asset, the asset is written down to its estimated fair value and an impairment loss is recognized in our consolidated statements of operations.

Goodwill — Under the FASB standards, goodwill is not subject to amortization. However, goodwill is subject to fair value-based rules for measuring impairment, and a resulting write-down, if any, is to be reflected in operating expense. We have goodwill recorded relating to our acquisitions of ITCTransmission and METC and ITC Midwest’s acquisition of the IP&L transmission assets. These accounting standards require that goodwill be reviewed at the reporting unit level at least annually for impairment and whenever facts or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, we compare the fair value of our reporting units with their respective carrying value. Our reporting units are ITCTransmission, METC and ITC Midwest as each of them represents an individual operating segment. We determine fair value using valuation techniques based on discounted future cash flows under various scenarios as well as consider estimates of market-based valuation multiples for companies within the peer group of our reporting units.

We completed our annual goodwill impairment test for our reporting units as of October 1, 2015 and determined that no impairment exists. There were no events subsequent to October 1, 2015 that indicated impairment of our goodwill. Our intangible assets have finite lives and are amortized over their useful lives. Refer to Note 6 for additional discussion on our goodwill and intangible assets.

Deferred Financing Fees and Discount or Premium on Debt — The costs related to the issuance of long-term debt are recorded to deferred financing fees and amortized over the life of the debt issue. The debt discount or premium related to the issuance of long-term debt is recorded to long-term debt and amortized over the life of the debt issue. We recorded $4.2 million, $4.1 million and $4.1 million to interest expense for the amortization of deferred financing fees and debt discounts during the years ended December 31, 2015, 2014 and 2013, respectively.

Asset Retirement Obligations — We comply with the standards set forth by the FASB for asset retirement obligations. As defined in the standards, a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within our control. We have identified conditional asset retirement obligations primarily associated with the removal of equipment containing polychlorinated biphenyls (“PCBs”) and asbestos. We record a liability at fair value for a legal asset retirement obligation in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset’s useful life, we settle the obligation for its recorded amount. The standards for asset retirement obligations applied to our Regulated Operating Subsidiaries require us to recognize regulatory assets for the timing differences between the incurred costs to settle our legal asset retirement obligations and the recognition of such obligations under the standards set forth by the FASB. There were no significant changes to our asset retirement obligations in 2015. Our asset retirement obligations as of December 31, 2015 and 2014 of $5.4 million and $5.9 million, respectively, are included in other liabilities.

Financial Instruments — We comply with the standards set forth by the FASB for derivatives and hedging in accounting for financial instruments. For derivative instruments that have been designated and qualify as hedges of the exposure to variability in expected future cash flows, the gain or loss on the derivative is initially reported as a component of other comprehensive income (loss) and reclassified to the consolidated statement of operations when the underlying hedged transaction affects net income. Any hedge ineffectiveness is recognized in net income immediately at the time the gain or loss on the derivative instruments is calculated. Refer to Note 8 for additional discussion regarding derivative instruments.

Contingent Obligations — We are subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject us to environmental, litigation and other risks. We periodically evaluate our exposure to such risks and record liabilities for those matters when a loss is considered probable and reasonably estimable in accordance with GAAP. Our liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters. The adequacy of liabilities can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect our consolidated financial statements.

Revenues — Revenues from the transmission of electricity are recognized as services are provided based on FERC-approved cost-based formula rate templates. We record a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated. This reserve is recorded as a reduction to operating revenues.

The cost-based formula rate templates at our Regulated Operating Subsidiaries include a true-up mechanism, whereby they compare their actual revenue requirements to their billed revenues for each year to determine any over- or under-collection of revenue requirements and record a revenue accrual or deferral for the difference. Refer to Note 4 under “Cost-Based Formula Rates with True-Up Mechanism” for a discussion of our revenue accounting under our cost-based formula rate templates.

Share-Based Payment — We have a Second Amended and Restated 2006 Long-Term Incentive Plan (“2006 LTIP”) and a 2015 Long-Term Incentive Plan (“2015 LTIP”), pursuant to which various share-based awards are granted, including options, restricted stock and performance shares. Compensation cost is recorded over the expected vesting period for restricted stock awards that are expected to vest based on their fair value at grant date. We recognize compensation cost for performance shares that are expected to vest based on their fair value at grant date over the expected vesting period. However, the compensation cost for the portion of the performance share awards subject to an adjusted diluted earnings per share growth condition is recognized based on the probable payout (net of any estimated forfeitures), which is reassessed each reporting period and subject to change. Compensation cost is recorded for stock options that are expected to vest based on their fair value at grant date, and amortized on a straight-line basis over the requisite service period and not for each separately vesting portion of the award. For certain stock option awards, expense is recognized in the period when the service condition is met upon retirement eligibility. The grant date is the date at which our commitment to issue share-based awards to an employee or a director arises, which is generally the later of the board approval date or the date of hire or promotion of the employee.

We also have an Employee Stock Purchase Plan (“ESPP”), which is a compensatory plan. Compensation cost is recorded based on the fair value of the purchase options at the grant date, which corresponds to the first day of each purchase period, and is amortized over the purchase period.

Comprehensive Income (Loss) — Comprehensive income (loss) is the change in common stockholders’ equity during a period arising from transactions and events from non-owner sources, including net income, any gain or loss recognized for the effective portion of our interest rate swaps and any unrealized gain or loss associated with our available-for-sale securities.

Income Taxes — Deferred income taxes are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax bases of various assets and liabilities, using the tax rates expected to be in effect for the year in which the differences are expected to reverse.

The accounting standards for uncertainty in income taxes prescribe a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return that may not be sustainable. As of December 31, 2015, we did not have any uncertain income tax positions.

We file income tax returns with the Internal Revenue Service and with various state and city jurisdictions. We are no longer subject to U.S. federal tax examinations for tax years 2011 and earlier. State and city jurisdictions that remain subject to examination range from tax years 2011 to 2014. In the event we are assessed interest or penalties by any income tax jurisdictions, interest and penalties would be recorded as interest expense and other expense, respectively, in our consolidated statements of operations.

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

Revenue Recognition

In May 2014, the FASB issued authoritative guidance requiring entities to apply a new model for recognizing revenue from contracts with customers. The guidance will supersede the current revenue recognition guidance and require entities to evaluate their revenue recognition arrangements using a five-step model to determine when a customer obtains control of a transferred good or service. The guidance is effective for annual reporting periods beginning after December 15, 2017 and may be adopted using a full or modified retrospective application. We do not expect the guidance to have a material impact on our consolidated results of operations, cash flows, or financial position.

Going Concern

In August 2014, the FASB issued authoritative guidance on (1) how to perform a going concern assessment and (2) when going concern disclosures are required under GAAP. The guidance extends the responsibility for performing a going concern assessment to company management; previously, this requirement existed only in auditing literature. The standard is expected to enhance the timeliness, clarity and consistency of going concern disclosures. The guidance is effective for the annual period ending after December 15, 2016, and for interim periods and annual periods thereafter. Early application is permitted. We do not expect the standard to have a material impact on our consolidated financial statements, including our disclosures.

Amendments to the Consolidation Analysis

In February 2015, the FASB issued authoritative guidance that amends the variable interest entity consolidation analysis under GAAP. The new standard was issued to improve targeted areas of consolidation guidance. Although the FASB’s deliberations were largely focused on the investment management industry, the standard is applicable for reporting entities across industries. Specifically, the guidance amends the consolidation analysis for limited partnerships, clarifies when fees paid to a decision maker should be a factor in the consolidation analysis and amends how variable interests held by related parties affect consolidation. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

Amendment to the Balance Sheet Presentation of Debt Issuance Costs

In April 2015, the FASB issued authoritative guidance that amends the balance sheet presentation of debt issuance costs. This new standard requires debt issuance costs to be shown as a direct deduction from the carrying amount of the related debt, consistent with debt discounts. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 and will be applied retrospectively. Early adoption is permitted. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. We are currently assessing the impact this guidance may have on our consolidated statements of financial position and disclosures. The standard will not impact our consolidated statements of operations or cash flows.

Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued authoritative guidance which simplifies the presentation of deferred income taxes by requiring entities to net deferred tax assets and deferred tax liabilities and present as non-current in a classified balance sheet. Though the guidance is not effective until annual periods beginning after December 15, 2016 (and interim periods within those years), we elected to early adopt the guidance as of this Form 10-K. In addition, we applied the requirements retrospectively and therefore comparative balance sheet amounts have been adjusted. We have accounted for this as a change in accounting principle that is required based on a change in the authoritative accounting guidance. This standard did not impact our consolidated statements of operations or cash flows. Refer to Note 10 for more information on the balance sheet impacts of the change, including the quantitative effects of the change on prior balance sheets presented.

4.                                      REGULATORY MATTERS

Order on Formula Rate Protocols

In 2012, the FERC issued an order initiating a proceeding pursuant to Section 206 of the FPA to determine whether the formula rate protocols under the MISO Tariff are sufficient to ensure just and reasonable rates. Our MISO Regulated Operating Subsidiaries were named in the order. In May 2013, the FERC issued an order that determined the formula rate protocols are insufficient to ensure just and reasonable rates and directed MISO and its member transmission owners (“TOs”) to file revised formula rate protocols. In September 2013, MISO and its TOs, including our MISO Regulated Operating Subsidiaries, filed revised formula rate protocols, which require our MISO Regulated Operating Subsidiaries to provide additional information for certain aspects of the formula rates used to calculate their respective annual revenue requirements. In March 2014, the FERC issued an order conditionally accepting MISO and its TOs’ September 2013 filing and required a further compliance filing, which MISO and its TOs made in May 2014. On January 22, 2015, the FERC conditionally accepted the May 2014 compliance filing, subject to a further compliance filing, which was made on February 13, 2015. On August 21, 2015, the FERC issued an order accepting the February 13, 2015 compliance filing, effective January 2014. We do not expect these revised formula rate protocols to materially impact our consolidated results of operations, cash flows or financial condition.

Rate of Return on Equity and Capital Structure Complaints

See “Rate of Return on Equity and Capital Structure Complaints” in Note 16 for a discussion of the complaints.

Cost-Based Formula Rate Templates with True-Up Mechanism

The transmission revenue requirements at our Regulated Operating Subsidiaries are set annually, using FERC-approved formula rate templates (“formula rate templates”), and remain in effect for a one-year period. By completing their formula rate templates on an annual basis, our Regulated Operating Subsidiaries are able to make adjustments to reflect changing operational data and financial performance, including the amount of network load on their transmission systems (for our MISO Regulated Operating Subsidiaries), operating expenses and additions to property, plant and equipment when placed in service, among other items. The formula rate templates do not require further action or FERC filings each year, although the template inputs remain subject to legal challenge at the FERC. Our Regulated Operating Subsidiaries will continue to use formula rate templates to calculate their respective annual revenue requirements unless the FERC determines any template to be unjust and unreasonable or another mechanism is determined by the FERC to be just and reasonable. See “Rate of Return on Equity and Capital Structure Complaints” in Note 16 for detail on ROE matters including incentive adders approved by FERC in 2015.

Our formula rate templates include a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual revenue requirements to their billed revenues for each year to determine any over- or under-collection of revenue requirements. Revenue is recognized for services provided during each reporting period based on actual revenue requirements calculated using the formula rate templates. Our Regulated Operating Subsidiaries accrue or defer revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. The amount of accrued or deferred revenues is reflected in future revenue requirements and thus flows through to customer bills within two years under the provisions of the formula rate templates.

The net changes in regulatory assets and liabilities associated with our Regulated Operating Subsidiaries’ formula rate revenue accruals and deferrals, including accrued interest, were as follows during the year ended December 31, 2015:

(In thousands)	Total
Net regulatory liability as of December 31, 2014	$(56,103)
Net refund of 2013 revenue deferrals and accruals, including accrued interest	35,156
Net revenue accrual for the year ended December 31, 2015	19,876
Net accrued interest payable for the year ended December 31, 2015	(1,493)
Net regulatory liability as of December 31, 2015	$(2,564)

Regulatory assets and liabilities associated with our Regulated Operating Subsidiaries’ formula rate revenue accruals and deferrals, including accrued interest, are recorded in the consolidated statements of financial position at December 31, 2015 as follows:

(In thousands)	Total
Current assets	$14,736
Non-current assets	25,670
Current liabilities	(36,639)
Non-current liabilities	(6,331)
Net regulatory liability as of December 31, 2015	$(2,564)

ITC Great Plains Start-Up, Development and Pre-Construction Regulatory Assets

In May 2013, ITC Great Plains made a filing with the FERC, under Section 205 of the FPA, to recover start-up, development and pre-construction expenses, including associated debt and equity carrying charges, in future rates. These expenses included certain costs incurred by ITC Great Plains for the Kansas Electric Transmission Authority (“KETA”) Project and the Kansas V-Plan Project prior to construction.

On March 26, 2015, FERC accepted ITC Great Plains’ request to commence amortization of the authorized regulatory assets, subject to refund, as well as set the matter for hearing and settlement judge procedures. During the third quarter of 2015, ITC Great Plains and the settling parties reached an uncontested settlement agreement, which was certified by the presiding administrative law judge, but remained subject to acceptance by the FERC. On December 18, 2015, the FERC issued an order accepting the uncontested settlement agreement. As of December 31, 2015, we had a total of $12.6 million (net of accumulated amortization of $1.0 million) of regulatory assets for these expenses, including the associated carrying charges. ITC Great Plains has included the unamortized balance of the regulatory assets in its rate base and commenced amortization over a

10-year period during the second quarter of 2015. The amortization expense is recorded to general and administrative expenses and will be recovered through ITC Great Plains’ cost-based formula rate template.

The start-up, development and pre-construction regulatory assets began accruing carrying charges in March 2009, at a rate equivalent to ITC Great Plains’ weighted average cost of capital, adjusted annually based on ITC Great Plains’ actual weighted average cost of capital calculated in its formula rate template for that year, and continued until the regulatory assets were included in rate base. The equity component of these carrying charges including applicable taxes, totaling $9.9 million as of December 31, 2015, is not recorded for GAAP accounting and reporting as the equity return does not meet the recognition criteria of incurred costs eligible for deferral under GAAP.

MISO Funding Policy for Generator Interconnections

On June 18, 2015, FERC issued an order initiating a proceeding, pursuant to Section 206 of the FPA, to examine MISO’s funding policy for generator interconnections, which allows a transmission owner to unilaterally elect to fund network upgrades and recover such costs from the interconnection customer. In this order, FERC suggested the MISO funding policy be revised to require mutual agreement between the interconnection customer and transmission owner to utilize the election to fund network upgrades. On July 20, 2015, MISO and its TOs filed a request for a rehearing of the FERC order to examine MISO’s funding policy for generator interconnections, which was subsequently denied by FERC on December 29, 2015. On January 8, 2016, MISO made a compliance filing to revise its funding policy to adopt the FERC suggestion to require mutual agreement between the customer and TO, with an effective date of June 24, 2015. We do not expect the resolution of this proceeding to have a material impact on our consolidated results of operations, cash flows or financial condition.

MISO Formula Rate Template Modifications Filing

On October 30, 2015, our MISO Regulated Operating Subsidiaries requested modifications, pursuant to Section 205 of the FPA, to certain aspects of their respective formula rate templates which included, among other things, changes to ensure that various income tax items are computed correctly for purposes of determining their revenue requirements. Our MISO Regulated Operating Subsidiaries requested an effective date of January 1, 2016 for the proposed template changes. On December 30, 2015, the FERC conditionally accepted the formula rate template modifications and required a further compliance filing, which was made on February 8, 2016. The formula rate templates, prior to any proposed modifications, include certain deferred income taxes on contributions in aid of construction in rate base that resulted in the joint applicants recovering excess amounts from customers. In 2015, our MISO Regulated Operating Subsidiaries recognized a refund liability for the excess amounts recovered for all historical periods through December 31, 2015, which resulted in a reduction in revenues of $9.5 million and an increase in interest expense of $0.9 million for the year ended December 31, 2015. This resulted in an estimated after-tax reduction to net income of $6.2 million for the year ended December 31, 2015. We do not expect the final resolution of this matter will differ materially from the amounts recorded in 2015.

ITC Midwest’s Rate Discount

As part of the orders by the Iowa Utility Board and the Minnesota Public Utilities Commission approving ITC Midwest’s asset acquisition, ITC Midwest agreed to provide a rate discount of $4.1 million per year to its customers for eight years, beginning in the first year customers experience an increase in transmission charges following the consummation of the ITC Midwest asset acquisition. Beginning in 2009 and extending through 2016, ITC Midwest’s net revenue requirement was or will be reduced by $4.1 million for each year. The rate discount is recognized in revenues when we provide the service and charge the reduced rate that includes the rate discount.

5.                                      REGULATORY ASSETS AND LIABILITIES

Regulatory Assets

The following table summarizes the regulatory asset balances at December 31, 2015 and 2014:

(In thousands)	2015	2014
Regulatory Assets:
Current:
Revenue accruals (including accrued interest of $265 and $120 as of December 31, 2015 and 2014, respectively) (a)	$14,736	$5,393
Non-current:
Revenue accruals (including accrued interest of $153 and $75 as of December 31, 2015 and 2014, respectively) (a)	25,670	12,387
ITCTransmission ADIT Deferral (net of accumulated amortization of $38,886 and $35,856 as of December 31, 2015 and 2014, respectively)	21,716	24,746
METC ADIT Deferral (net of accumulated amortization of $21,228 and $18,869 as of December 31, 2015 and 2014, respectively)	21,228	23,587
METC Regulatory Deferrals (net of accumulated amortization of $6,943 and $6,172 as of December 31, 2015 and 2014, respectively)	8,486	9,257
Income taxes recoverable related to AFUDC equity	103,465	87,168
ITC Great Plains start-up, development and pre-construction (b)	12,577	14,054
Pensions and postretirement	18,981	34,151
Income taxes recoverable related to implementation of the Michigan Corporate Income Tax	8,869	8,869
Accrued asset removal costs	12,117	7,337
Other	267	2,156
Total non-current	233,376	223,712

Total	$248,112	$229,105

(a)              Refer to discussion of revenue accruals in Note 4 under “Cost-Based Formula Rates with True-Up Mechanism”. Our Regulated Operating Subsidiaries do not earn a return on the balance of these regulatory assets, but do accrue interest carrying costs, which are subject to rate recovery along with the principal amount of the revenue accrual.

(b)             Refer to discussion of ITC Great Plains start-up, development and pre-construction in Note 4 under “ITC Great Plains Start-Up, Development and Pre-Construction Regulatory Assets”.

ITCTransmission ADIT Deferral

The carrying amount of the ITCTransmission Accumulated Deferred Income Tax (“ADIT”) Deferral is the remaining unamortized balance of the portion of ITCTransmission’s purchase price in excess of the fair value of net assets acquired approved for inclusion in future rates by the FERC. ITCTransmission earns a return on the remaining unamortized balance of this regulatory asset that is included in rate base. The original amount recorded for this regulatory asset of $60.6 million is recognized in rates and amortized on a straight-line basis over 20 years. ITCTransmission recorded amortization expense of $3.0 million annually during 2015, 2014 and 2013, which is included in depreciation and amortization and recovered through ITCTransmission’s cost-based formula rate template.

METC ADIT Deferral

The carrying amount of the METC ADIT Deferral is the remaining unamortized balance of the portion of METC’s purchase price in excess of the fair value of net assets acquired from Consumers Energy approved for inclusion in future rates by the FERC. The original amount recorded for this regulatory asset of $42.5 million is recognized in rates and amortized on a straight-line basis over 18 years beginning January 1, 2007. METC earns a return on the remaining unamortized balance of this regulatory asset that is included in rate base. METC recorded amortization expense of $2.4 million annually during 2015, 2014 and 2013, which is included in depreciation and amortization and recovered through METC’s cost-based formula rate template.

METC Regulatory Deferrals

METC has deferred, as a regulatory asset, depreciation and related interest expense associated with new transmission assets placed in service from January 1, 2001 through December 31, 2005 that were included on METC’s balance sheet at the time Michigan Transco Holdings, LLC (“MTH”) acquired METC from Consumers Energy (the “METC Regulatory Deferrals”). The original amount recorded for this regulatory asset of $15.4 million is recognized in rates and amortized over 20 years beginning January 1, 2007. METC earns a return on the remaining unamortized balance of this regulatory asset that is included in rate base. METC recorded amortization expense of $0.8 million annually during 2015, 2014 and 2013, which is included in depreciation and amortization and recovered through METC’s cost-based formula rate template.

Income Taxes Recoverable Related to AFUDC Equity

Accounting standards for income taxes provide that a regulatory asset be recorded if it is probable that a future increase in taxes payable, relating to the book depreciation of AFUDC equity that has been capitalized to property, plant and equipment, will be recovered from customers through future rates. The regulatory asset for the tax effects of AFUDC equity is recovered over the life of the underlying book asset in a manner that is consistent with the depreciation of the AFUDC equity that has been capitalized to property, plant and equipment. We do not earn a return on this regulatory asset and the related deferred tax liabilities do not reduce rate base.

Pensions and Postretirement

Accounting standards for defined benefit pension and other postretirement plans for rate-regulated entities allow for amounts that otherwise would have been charged and/or credited to AOCI to be recorded as a regulatory asset or liability. As the unrecognized amounts recorded to this regulatory asset are recognized, expenses will be recovered from customers in future rates under our cost based formula rates. Our Regulated Operating Subsidiaries do not earn a return on the balance of this regulatory asset.

Income Taxes Recoverable Related to Implementation of the Michigan Corporate Income Tax

In May 2011, the Michigan Business Tax (“MBT”) was repealed and replaced with the Michigan Corporate Income Tax (“CIT”), effective January 1, 2012. Under the CIT, we are taxed at a rate of 6.0% on federal taxable income attributable to our operations in the state of Michigan, subject to certain adjustments. In addition to the traditional income tax, the MBT had also included a modified gross receipts tax that allowed for deductions and credits for certain activities, none of which are part of the CIT. The change in Michigan tax law required us in 2011 to remove deferred income tax balances recognized under the MBT and establish new deferred income tax balances under the CIT, and the net result was incremental deferred state income tax liabilities at both ITCTransmission and METC. Under our cost-based formula rate, the future taxes receivable as a result of the tax law change has resulted in the recognition of a regulatory asset, which will be collected from customers for the 23-year period and the 32-year period for ITCTransmission and METC, respectively, beginning in 2016. ITCTransmission and METC do not earn a return on the balance of this regulatory asset and the related net deferred tax liabilities do not reduce rate base.

Accrued Asset Removal Costs

The carrying amount of the accrued asset removal costs represents the difference between incurred costs to remove property, plant and equipment and the estimated removal costs included in rates. The portion of depreciation expense included in our depreciation rates related to asset removal costs reduces this regulatory asset and removal costs incurred are added to this regulatory asset. In addition, this regulatory asset has also been adjusted for timing differences between incurred costs to settle legal asset retirement obligations and the recognition of such obligations under the standards set forth by the FASB. Our Regulated Operating Subsidiaries include this item, excluding the cost component related to the recognition of our legal asset retirement obligations under the standards set forth by the FASB, as a reduction to accumulated depreciation for rate-making purposes, which is an increase to rate base.

Regulatory Liabilities

The following table summarizes the regulatory liability balances at December 31, 2015 and 2014:

(In thousands)	2015	2014
Regulatory Liabilities:
Current:
Revenue deferrals (including accrued interest of $1,698 and $1,853 as of December 31, 2015 and 2014, respectively) (a)	$36,639	$39,972
Refund related to the formula rate template modifications (including accrued interest of $864 as of December 31, 2015) (b)	8,154	—
Other	171	—
Total current	44,964	39,972
Non-current:
Revenue deferrals (including accrued interest of $101 and $541 as of December 31, 2015 and 2014, respectively) (a)	6,331	33,911
Accrued asset removal costs	70,233	70,705
Refund related to the formula rate template modifications (including accrued interest of $36 as of December 31, 2015) (b)	2,270	—
Estimated potential refund related to return on equity complaints (including accrued interest of $5,979 and $870 as of December 31, 2015 and 2014, respectively) (c)	167,977	47,780
Excess state income tax deductions	7,823	7,504
Other	154	170
Total non-current	254,788	160,070

Total	$299,752	$200,042

(a)              Refer to discussion of revenue deferrals in Note 4 under “Cost-Based Formula Rates with True-Up Mechanism”. Our Regulated Operating Subsidiaries accrue interest on the true-up amounts which will be refunded through rates along with the principal amount of revenue deferrals in future periods.

(b)             Refer to discussion of the refund in Note 4 under “MISO Formula Rate Template Modifications Filing”.

(c)              Refer to discussion of the estimated potential refund in Note 16 under “Rate of Return on Equity and Capital Structure Complaints”.

Accrued Asset Removal Costs

The carrying amount of the accrued asset removal costs represents the difference between incurred costs to remove property, plant and equipment and the estimated removal costs included in rates. The portion of depreciation expense included in our depreciation rates related to asset removal costs is added to this regulatory liability and removal expenditures incurred are charged to this regulatory liability. Our Regulated Operating Subsidiaries include this item within accumulated depreciation for rate-making purposes, which is a reduction to rate base.

Excess State Income Tax Deductions

We have taken income tax deductions associated with property additions that exceed the tax basis of property, and the unrealized income tax benefits resulting from these deductions are expected to be refunded to customers through future rates when the income tax benefits are realized. This regulatory liability and the related deferred tax assets do not affect rate base.

6.                                      GOODWILL AND INTANGIBLE ASSETS

Goodwill

At December 31, 2015 and 2014, we had goodwill balances recorded at ITCTransmission, METC and ITC Midwest of $173.4 million, $453.8 million and $323.0 million, respectively, which resulted from the ITCTransmission and METC acquisitions and ITC Midwest’s asset acquisition, respectively.

Intangible Assets

Pursuant to the METC acquisition in October 2006, we have identified intangible assets with finite lives derived from the portion of regulatory assets recorded on METC’s historical FERC financial statements that were not recorded on METC’s historical GAAP financial statements associated with the METC Regulatory Deferrals and the METC ADIT Deferral. The carrying amounts of the intangible asset for the METC Regulatory Deferrals and the METC ADIT Deferral were $21.8 million and $9.4 million, respectively, as of December 31, 2015, and $23.7 million and $10.5 million, respectively, as of December 31, 2014. The amortization periods for the METC Regulatory Deferrals and the METC ADIT Deferral are 20 years and 18 years, respectively, beginning January 1, 2007. METC earns an equity return on the remaining unamortized balance of both intangible assets and recovers the amortization expense through METC’s cost-based formula rate template.

ITC Great Plains has recorded intangible assets for payments made by and obligations of ITC Great Plains to certain TOs to acquire rights, which are required under the SPP tariff to designate ITC Great Plains to build, own and operate projects within the SPP region, including the KETA Project and the Kansas V-Plan Project. The carrying amount of these intangible assets was $14.4 million and $14.6 million (net of accumulated amortization of $1.0 million and $0.7 million, respectively) as of December 31, 2015 and 2014, respectively. The amortization period for these intangible assets is 50 years.

During each of the years ended December 31, 2015, 2014 and 2013, we recognized $3.3 million, $3.3 million and $3.2 million, respectively, of amortization expense of our intangible assets. We expect the annual amortization of our intangible assets that have been recorded as of December 31, 2015 to be as follows:

(In thousands)
2016	$3,334
2017	3,334
2018	3,334
2019	3,334
2020	3,334
2021 and thereafter	28,932
Total	$45,602

7.                                      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment — net consisted of the following at December 31, 2015 and 2014:

(In thousands)	2015	2014
Property, plant and equipment
Regulated Operating Subsidiaries:
Property, plant and equipment in service	$7,085,818	$6,396,449
Construction work in progress	425,594	391,788
Capital equipment inventory	54,781	68,170
Other	12,550	13,151
ITC Holdings and other	18,609	15,534
Total	7,597,352	6,885,092
Less: Accumulated depreciation and amortization	(1,487,713)	(1,388,217)
Property, plant and equipment — net	$6,109,639	$5,496,875

Additions to property, plant and equipment in service and construction work in progress during 2015 and 2014 were due primarily for projects to upgrade or replace existing transmission plant to improve the reliability of our transmission systems as well as transmission infrastructure to support generator interconnections and investments that provide regional benefits such as our Multi-Value Projects.

8.                              DEBT

The following amounts were outstanding at December 31, 2015 and 2014:

(Amounts in thousands)	2015	2014
ITC Holdings 5.875% Senior Notes, due September 30, 2016 (net of discount of $3 and $6, respectively) (a) (b)	$139,341	$139,338
ITC Holdings 6.23% Senior Notes, Series B, due September 20, 2017	50,000	50,000
ITC Holdings 6.375% Senior Notes, due September 30, 2036 (net of discount of $159 and $166, respectively) (a)	200,181	200,174
ITC Holdings 6.05% Senior Notes, due January 31, 2018 (net of discount of $329 and $487, respectively)	384,671	384,513
ITC Holdings 5.50% Senior Notes, due January 15, 2020 (net of discount of $521 and $654, respectively)	199,479	199,346
ITC Holdings 4.05% Senior Notes, due July 1, 2023 (net of discount of $534 and $606, respectively)	249,466	249,394
ITC Holdings 3.65% Senior Notes, due June 15, 2024 (net of discount of $1,124 and $1,258, respectively)	398,876	398,742
ITC Holdings 5.30% Senior Notes, due July 1, 2043 (net of discount of $737 and $763, respectively)	299,263	299,237
ITC Holdings Term Loan Credit Agreement, due September 30, 2016 (b)	161,000	161,000
ITC Holdings Revolving Credit Agreement, due March 28, 2019	137,700	53,500
ITC Holdings Commercial Paper Program (net of discount of $10) (b)	94,990	—
ITCTransmission 6.125% First Mortgage Bonds, Series C, due March 31, 2036 (net of discount of $74 and $79, respectively)	99,926	99,921
ITCTransmission 5.75% First Mortgage Bonds, Series D, due April 1, 2018 (net of discount of $26 and $37, respectively)	99,974	99,963
ITCTransmission 4.625% First Mortgage Bonds, Series E, due August 15, 2043 (net of discount of $422 and $437, respectively)	284,578	284,563
ITCTransmission 4.27% First Mortgage Bonds, Series F, due June 10, 2044	100,000	100,000
ITCTransmission Revolving Credit Agreement, due March 28, 2019	48,300	14,300
METC 5.75% Senior Secured Notes, due December 10, 2015 (b)	—	175,000
METC 5.64% Senior Secured Notes, due May 6, 2040	50,000	50,000
METC 3.98% Senior Secured Notes, due October 26, 2042	75,000	75,000
METC 4.19% Senior Secured Notes, due December 15, 2044	150,000	150,000
METC Term Loan Credit Agreement, due December 7, 2018	200,000	—
METC Revolving Credit Agreement, due March 28, 2019	2,500	—
ITC Midwest 6.15% First Mortgage Bonds, Series A, due January 31, 2038 (net of discount of $388 and $405, respectively)	174,612	174,595
ITC Midwest 7.12% First Mortgage Bonds, Series B, due December 22, 2017	40,000	40,000
ITC Midwest 7.27% First Mortgage Bonds, Series C, due December 22, 2020	35,000	35,000
ITC Midwest 4.60% First Mortgage Bonds, Series D, due December 17, 2024	75,000	75,000
ITC Midwest 3.50% First Mortgage Bonds, Series E, due January 19, 2027	100,000	100,000
ITC Midwest 4.09% First Mortgage Bonds, Series F, due April 30, 2043	100,000	100,000
ITC Midwest 3.83% First Mortgage Bonds, Series G, due April 7, 2055	225,000	—
ITC Midwest Revolving Credit Agreement, due March 28, 2019	72,300	191,200
ITC Great Plains 4.16% First Mortgage Bonds, Series A, due November 26, 2044	150,000	150,000
ITC Great Plains Revolving Credit Agreement, due March 28, 2019	59,100	53,800
Total debt	$4,456,257	$4,103,586

(a)              The debt obligations were partially retired prior to maturity date through the cash tender offer described below.

(b)             As of December 31, 2015 and 2014, there was $395.3 million and $175.0 million, respectively, of debt included within debt maturing within one year that is classified as a current liability in the consolidated statements of financial position.

The annual maturities of debt as of December 31, 2015 are as follows:

(In thousands)
2016	$395,344
2017	90,000
2018	685,000
2019	319,900
2020	235,000
2021 and thereafter	2,735,340
Total	$4,460,584

ITC Holdings

Commercial Paper Program

On June 8, 2015, ITC Holdings established an ongoing commercial paper program for the issuance and sale of unsecured commercial paper in an aggregate amount not to exceed $400.0 million outstanding at any one time. As of December 31, 2015, ITC Holdings had approximately $95.0 million of commercial paper issued and outstanding under the program, with a weighted-average interest rate of 0.8% and weighted average remaining days to maturity of 6 days. The proceeds from the issuances under the program were used for general corporate purposes, including the repayment of borrowings under ITC Holdings’ revolving credit agreement. The amount outstanding as of December 31, 2015 was classified as debt maturing within one year in the consolidated statements of financial position.

Cash Tender Offer

In May 2014, ITC Holdings commenced a cash tender offer for any and all of the outstanding $255.0 million ITC Holdings 5.875% Senior Notes due September 30, 2016 and $255.0 million ITC Holdings 6.375% Senior Notes due September 30, 2036, under which $115.6 million of the 5.875% Senior Notes and $54.7 million of the 6.375% Senior Notes were validly tendered on May 30, 2014. All of the Senior Notes validly tendered were subsequently retired with the proceeds from the $400.0 million 3.65% Senior Notes described below. ITC Holdings incurred a loss on extinguishment of debt of $29.2 million related to the tender premium, the write-off of deferred debt issuance costs and other related expenses.

Senior Unsecured Notes

On June 4, 2014, ITC Holdings issued $400.0 million aggregate principal amount of 3.65% Senior Notes, due June 15, 2024. The proceeds from the issuance were used for the cash tender offer described above and for general corporate purposes, primarily the repayment of borrowings under the ITC Holdings revolving credit agreement. These ITC Holdings Senior Notes were issued under its 2013 indenture. All issuances of ITC Holdings Senior Notes are unsecured.

ITCTransmission

On June 10, 2014, ITCTransmission issued $75.0 million of the total face amount of $100.0 million of 4.27% First Mortgage Bonds, Series F, due June 10, 2044 (“First Mortgage Bonds, Series F”). ITCTransmission issued the remaining $25.0 million of First Mortgage Bonds, Series F on August 22, 2014. The proceeds from both issuances were used for general corporate purposes, primarily the repayment of borrowings under the ITCTransmission revolving credit agreement. ITCTransmission’s First Mortgage Bonds are issued under its first mortgage and deed of trust and secured by a first mortgage lien on substantially all of its property.

METC

Term Loan Credit Agreements

On December 8, 2015, METC entered into an unsecured, unguaranteed term loan credit agreement due December 7, 2018, under which METC borrowed the maximum of $200.0 million available under the agreement. The proceeds were used to repay the $175.0 million of 5.75% Senior Secured Notes, due December 10, 2015, and for general corporate purposes. The weighted-average interest rate on the borrowing outstanding under this agreement was 1.3% at December 31, 2015.

On January 31, 2014, METC entered into an unsecured, unguaranteed term loan credit agreement, due February 2, 2015, under which METC borrowed the maximum of $50.0 million available under the agreement. The proceeds were used for general corporate purposes, primarily the repayment of borrowings under the METC revolving credit agreement. This borrowing was repaid in full in the fourth quarter of 2014.

Senior Secured Notes

On December 17, 2014, METC issued $150.0 million of 4.19% Senior Secured Notes, due December 15, 2044. The proceeds were used to repay the $50.0 million of 6.63% Senior Secured Notes, due December 18, 2014, and the $50.0 million borrowed under METC’s term loan credit agreement described above and for general corporate purposes, including the repayment of borrowings under METC’s revolving credit agreement. The METC Senior Secured Notes are issued under its first mortgage indenture and secured by a first mortgage lien on substantially all of its real property and tangible personal property.

ITC Midwest

On April 7, 2015, ITC Midwest issued $225.0 million aggregate principal amount of 3.83% First Mortgage Bonds, Series G, due April 7, 2055. The proceeds from the issuance were used for general corporate purposes, including the repayment of borrowings under ITC Midwest’s revolving credit agreement. ITC Midwest’s First Mortgage Bonds are issued under its first mortgage and deed of trust and secured by a first mortgage lien on substantially all of its property.

ITC Great Plains

First Mortgage Bonds

On November 26, 2014, ITC Great Plains issued $150.0 million of 4.16% First Mortgage Bonds, Series A, due November 26, 2044. The proceeds were used to repay the $100.0 million borrowed under a term loan credit agreement entered into by ITC Great Plains and for general corporate purposes, including the repayment of borrowings under the ITC Great Plains’ revolving credit agreement. ITC Great Plains’ First Mortgage Bonds are issued under its first mortgage and deed of trust and secured by a first mortgage lien on substantially all of its property.

Derivative Instruments and Hedging Activities

We may use derivative financial instruments, including interest rate swap contracts, to manage our exposure to fluctuations in interest rates. The use of these financial instruments mitigates exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. The interest rate swaps listed below manage interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the expected refinancing of the maturing ITC Holdings 5.875% Senior Notes, due September 30, 2016 (“5.875% Senior Notes”). As of December 31, 2015, ITC Holdings had $139.3 million outstanding under the 5.875% Senior Notes.

Interest Rate Swaps (Amounts in millions)	Notional Amount	Fixed Rate	Original Term	Effective Date
August 2014 swap	$25.0	3.217%	10 years	September 2016
October 2014 swap	25.0	3.075%	10 years	September 2016
January 2015 swap	25.0	2.301%	10 years	September 2016
Total	$75.0

The 10-year term interest rate swaps call for ITC Holdings to receive interest quarterly at a variable rate equal to LIBOR and pay interest semi-annually at various fixed rates effective for the 10-year period beginning September 30, 2016 after the agreements have been terminated. The agreements include a mandatory early termination provision and will be terminated no later than the effective date of the interest rate swaps of September 30, 2016. The interest rate swaps have been determined to be highly effective at offsetting changes in the fair value of the forecasted interest cash flows associated with the expected debt issuance, resulting from changes in benchmark interest rates from the trade date of the interest rate swaps to the issuance date of the debt obligation. ITC Holdings entered into two additional 10-year interest rate swap contracts in February 2016 with notional amounts of $25.0 million each and fixed rates of 1.770% and 1.619%. These additional interest rate swaps also manage interest rate risk associated with the expected refinancing of the 5.875% Senior Notes and have terms comparable to the interest rate swaps described above.

As of December 31, 2015, there has been no material ineffectiveness recorded in the consolidated statement of operations. The interest rate swaps qualify for hedge accounting treatment, whereby any gain or loss recognized from the trade date to the effective date for the effective portion of the hedge is recorded net of tax in accumulated other comprehensive income (“AOCI”). This amount will be accumulated and amortized as a component of interest expense over the life of the related forecasted debt issuance. As of December 31, 2015, the fair value of the derivative instruments was an asset of $0.1 million recorded to other current assets and a liability of $3.5 million recorded to other current liabilities. None of the interest rate swaps contain credit-risk-related contingent features. Refer to Note 12 for additional fair value information.

Revolving Credit Agreements

At December 31, 2015, ITC Holdings and its Regulated Operating Subsidiaries had the following unsecured revolving credit facilities available:

	Total				Weighted Average
	Available	Outstanding	Unused		Interest Rate on		Commitment
(Amounts in millions)	Capacity	Balance (a)	Capacity		Outstanding Balance		Fee Rate (b)
ITC Holdings	$400.0	$137.7	$262.3	(c)	1.6	% (d)	0.175%
ITCTransmission	100.0	48.3	51.7		1.4	% (e)	0.10%
METC	100.0	2.5	97.5		1.4	% (e)	0.10%
ITC Midwest	250.0	72.3	177.7		1.4	% (e)	0.10%
ITC Great Plains	150.0	59.1	90.9		1.4	% (e)	0.10%
Total	$1,000.0	$319.9	$680.1

(a)         Included within long-term debt.

(b)         Calculation based on the average daily unused commitments, subject to adjustment based on the borrower’s credit rating.

(c)          ITC Holdings’ revolving credit agreement may be used for general corporate purposes, including to repay commercial paper issued pursuant to the commercial paper program described above, if necessary. While outstanding commercial paper does not reduce available capacity under ITC Holdings’ revolving credit agreement, the unused capacity under this agreement adjusted for the commercial paper outstanding was $167.3 million as of December 31, 2015.

(d)         Loan bears interest at a rate equal to LIBOR plus an applicable margin of 1.25% or at a base rate, which is defined as the higher of the prime rate, 0.50% above the federal funds rate or 1.00% above the one month LIBOR, plus an applicable margin of 0.25%, subject to adjustments based on ITC Holdings’ credit rating.

(e)          Loans bear interest at a rate equal to LIBOR plus an applicable margin of 1.00% or at a base rate, which is defined as the higher of the prime rate, 0.50% above the federal funds rate or 1.00% above the one month LIBOR, subject to adjustments based on the borrower’s credit rating.

Covenants

Our debt instruments contain numerous financial and operating covenants that place significant restrictions on certain transactions, such as incurring additional indebtedness, engaging in sale and lease-back transactions, creating liens or other encumbrances, entering into mergers, consolidations, liquidations or dissolutions, creating or acquiring subsidiaries, selling or otherwise disposing of all or substantially all of our assets and paying dividends. In addition, the covenants require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios and maintaining certain interest coverage ratios. As of December 31, 2015, we were not in violation of any debt covenant.

9.                                      EARNINGS PER SHARE

We report both basic and diluted EPS. Our restricted stock contain rights to receive nonforfeitable dividends and thus, are participating securities requiring the two-class method of computing EPS. A reconciliation of both calculations for the years ended December 31, 2015, 2014 and 2013 is presented in the following table (see additional information below under “Stock Split” for the recast share and per share data for the year ended December 31, 2013 as a result of the three-for-one stock split):

	Year Ended December 31,
(In thousands, except share, per share data and percentages)	2015	2014	2013
Numerator:
Net income	$242,406	$244,083	$233,506
Less: dividends declared and paid — common and restricted shares	(108,211)	(95,503)	(84,104)
Undistributed earnings	134,195	148,580	149,402
Percentage allocated to common shares (a)	99.3%	99.2%	99.1%
Undistributed earnings — common shares	133,256	147,391	148,057
Add: dividends declared and paid — common shares	107,520	94,824	83,351
Numerator for basic and diluted earnings per common share	$240,776	$242,215	$231,408
Denominator:
Basic earnings per common share — weighted average common shares outstanding	153,670,087	155,363,848	155,736,384
Incremental shares for stock options, ESPP shares and performance shares — weighted average assumed conversion	1,031,034	1,453,804	1,288,620
Diluted earnings per common share — adjusted weighted average shares and assumed conversion	154,701,121	156,817,652	157,025,004
Per common share net income:
Basic	$1.57	$1.56	$1.49
Diluted	$1.56	$1.54	$1.47

(a) Weighted average common shares outstanding	153,670,087	155,363,848	155,736,384
Weighted average restricted shares (participating securities)	1,102,051	1,277,128	1,472,967
Total	154,772,138	156,640,976	157,209,351
Percentage allocated to common shares	99.3%	99.2%	99.1%

The incremental shares for stock options and the ESPP shares are included in the diluted EPS calculation using the treasury stock method, unless the effect of including them would be anti-dilutive. Additionally, the performance shares discussed in Note 14 are included in the diluted EPS calculation using the treasury stock method when the performance metric is substantively measurable as of the end of the reporting period and has been met under the assumption the end of the reporting period was the end of the performance period. The outstanding stock options, ESPP shares and performance shares and the anti-dilutive stock options and ESPP shares excluded from the diluted EPS calculations were as follows:

	2015	2014	2013
Outstanding stock options, ESPP shares and performance shares (as of December 31)	4,096,910	4,603,292	5,169,828
Anti-dilutive stock options and ESPP shares (for the year ended December 31)	1,056,250	550,178	912,570

Stock Split

Below are the effects of the stock split on earnings per share for the year ended December 31, 2013:

(In thousands, except per share and share data)	Reported	Adjustment	Adjusted
For the year ended December 31, 2013
Numerator for basic and diluted earnings per common share	$231,408	$—	$231,408
Denominator:
Basic earnings per common share — weighted average common shares	51,912,128	103,824,256	155,736,384
Incremental shares for stock options and employee stock purchase plan	429,540	859,080	1,288,620
Diluted earnings per common share — adjusted weighted average shares and assumed conversion	52,341,668	104,683,336	157,025,004
Per common share net income:
Basic	$4.46	$(2.97)	$1.49
Diluted	$4.42	$(2.95)	$1.47

Below are the effects of the stock split on other disclosures included for earnings per share for the year ended December 31, 2013:

Percentage Allocated to Common Shares

	Reported	Adjustment	Adjusted
For the year ended December 31, 2013
Weighted-average common shares outstanding	51,912,128	103,824,256	155,736,384
Weighted-average restricted shares (participating securities)	490,989	981,978	1,472,967
Total	52,403,117	104,806,234	157,209,351
Percentage allocated to common shares	99.1%	—%	99.1%

Outstanding and Anti-dilutive Stock Options and ESPP Shares

The outstanding stock options and the ESPP shares as of December 31, 2013 and the anti-dilutive stock options and ESPP shares excluded from the diluted earnings per share calculations for the year ended December 31, 2013 was as follows:

	Reported	Adjustment	Adjusted
As of and for the year ended December 31, 2013
Outstanding stock options and ESPP shares	1,723,276	3,446,552	5,169,828
Anti-dilutive stock options and ESPP shares	304,190	608,380	912,570

Impacts of the Accelerated Share Repurchase Program

The basic shares outstanding as of December 31, 2015 and 2014 include the impact of the aggregate 7.2 million and 3.6 million shares, respectively, received under the ASR programs described in Note 13.

10.                               INCOME TAXES

Our effective tax rate varied from the statutory federal income tax rate due to differences between the book and tax treatment of various transactions as follows:

(In thousands)	2015	2014	2013
Income tax expense at 35% statutory rate	$134,357	$138,042	$123,329
State income taxes (net of federal benefit)	13,366	16,054	9,110
AFUDC equity	(8,469)	(6,201)	(9,715)
Entergy Transaction expenses (a)	—	—	(5,614)
Other — net	2,217	2,427	1,752
Total income tax provision	$141,471	$150,322	$118,862

(a)         See Note 17 for discussion of the Entergy Transaction.

Components of the income tax provision were as follows:

(In thousands)	2015	2014	2013
Current income tax expense	$64,100	$59,949	$42,159
Deferred income tax expense	76,833	90,313	76,094
Benefits of operating loss carryforward	538	60	609
Total income tax provision	$141,471	$150,322	$118,862

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements.

Deferred income tax assets (liabilities) consisted of the following at December 31:

(In thousands)	2015	2014
Property, plant and equipment	$(678,567)	$(560,960)
METC regulatory deferral (a)	(11,629)	(12,721)
Acquisition adjustments — ADIT deferrals (a)	(15,300)	(15,164)
Goodwill	(147,894)	(133,138)
Net revenue accruals and deferrals, including accrued interest (a)	961	22,047
Refund liabilities (a)	70,234	18,878
Pension and postretirement liabilities	18,508	14,196
State income tax NOLs (net of federal benefit)	20,375	20,004
Share-based compensation	13,661	12,211
Other — net	(5,775)	(7,404)
Net deferred tax liabilities	$(735,426)	$(642,051)
Gross deferred income tax liabilities	$(888,727)	$(810,141)
Gross deferred income tax assets	153,301	168,090
Net deferred tax liabilities	$(735,426)	$(642,051)

(a)                   Described in Note 5.

We have state income tax net operating losses (“NOLs”) as of December 31, 2015, all of which we expect to use prior to their expiration. Our state income tax NOLs would expire beginning in 2022. In addition to the estimated state income tax NOL deferred tax assets in the table above, we have additional estimated state income tax NOLs of $8.6 million and $7.1 million tax effected, net of federal benefit, as of December 31, 2015 and 2014, respectively, that have not been recognized in the consolidated statements of financial position relating to tax deductions for share-based payment. The accounting standards for share-based payment require that a tax deduction that exceeds book value be recognized only if that deduction reduces taxes payable as a result of a realized cash benefit from the deduction.

Balance Sheet Classification of Deferred Taxes

As described in Note 3, we adopted accounting guidance that requires deferred tax assets and deferred tax liabilities to be presented as non-current in our balance sheet and have applied this change to all amounts presented in our consolidated statements of financial position. The following shows the impact of this adoption on our previously reported consolidated statement of financial position as of December 31, 2014:

(In thousands)	Reported	Adjustment	Adjusted
Current assets — Deferred income taxes	$14,511	$(14,511)	$—
Non-current liabilities — Deferred income taxes	656,562	(14,511)	642,051

11.                               RETIREMENT BENEFITS AND ASSETS HELD IN TRUST

Pension Plan Benefits

We have a qualified defined benefit pension plan (“retirement plan”) for eligible employees, comprised of a traditional final average pay plan and a cash balance plan. The traditional final average pay plan is noncontributory, covers select employees and provides retirement benefits based on years of benefit service, average final compensation and age at retirement. The cash balance plan is also noncontributory, covers substantially all employees and provides retirement benefits based on eligible compensation and interest credits. Our funding practice for the retirement plan is to contribute amounts necessary to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts as we determine appropriate. We made contributions of $4.1 million, $3.8 million and $6.9 million to the retirement plan in 2015, 2014 and 2013, respectively. We expect to contribute up to $2.8 million to the retirement plan in 2016.

We also have two supplemental nonqualified, noncontributory, defined benefit pension plans for selected management employees (the “supplemental benefit plans” and collectively with the retirement plan, the “pension plans”). The supplemental benefit plans provide for benefits that supplement those provided by the retirement plan. The obligations under these supplemental benefit plans are included in the pension benefit obligation calculations below. The investments held in trust for the supplemental benefit plans of $35.6 million and $26.5 million at December 31, 2015 and 2014, respectively, are not included in the plan asset amounts presented below, but are included in other assets on our consolidated statement of financial position. For the years ended December 31, 2015, 2014 and 2013, we contributed $9.4 million, $5.1 million and $0.6 million, respectively, to these supplemental benefit plans.

Our investments held for the supplemental benefit plans are classified as available-for-sale securities and the net unrealized loss of $0.2 million through December 31, 2015 and net unrealized gain of $0.1 million through December 31, 2014 were recognized in the accumulated other comprehensive income component of equity.

The plan assets of the retirement plan consisted of the following assets by category:

Asset Category	2015	2014
Fixed income securities	50.4%	48.8%
Equity securities	49.6%	51.2%
Total	100.0%	100.0%

Net periodic benefit cost for the pension plans during 2015, 2014 and 2013 was as follows by component:

(In thousands)	2015	2014	2013
Service cost	$6,496	$5,066	$5,261
Interest cost	3,696	3,603	2,792
Expected return on plan assets	(3,838)	(3,541)	(2,868)
Amortization of prior service credit	(42)	(42)	(42)
Amortization of unrecognized loss	4,243	1,545	2,714
Net pension cost	$10,555	$6,631	$7,857

The following table reconciles the obligations, assets and funded status of the pension plans as well as the presentation of the funded status of the pension plans in the consolidated statements of financial position as of December 31, 2015 and 2014:

(In thousands)	2015	2014
Change in Benefit Obligation:
Beginning projected benefit obligation	$(95,740)	$(73,468)
Service cost	(6,496)	(5,066)
Interest cost	(3,696)	(3,603)
Actuarial net gain (loss)	5,869	(14,937)
Benefits paid	2,747	1,334
Other	128	—
Ending projected benefit obligation	$(97,188)	$(95,740)
Change in Plan Assets:
Beginning plan assets at fair value	$56,390	$48,894
Actual return on plan assets	(129)	4,851
Employer contributions	4,102	3,822
Benefits paid	(2,108)	(1,177)
Other	(128)	—
Ending plan assets at fair value	$58,127	$56,390
Funded status, underfunded	$(39,061)	$(39,350)
Accumulated benefit obligation:
Retirement plan	$(49,169)	$(48,571)
Supplemental benefit plans	(40,830)	(35,962)
Total accumulated benefit obligation	$(89,999)	$(84,533)
Amounts recorded as:
Funded Status:
Accrued pension liabilities	$(45,322)	$(44,033)
Other non-current assets	6,408	4,683
Other current liabilities	(147)	—
Total	$(39,061)	$(39,350)
Unrecognized Amounts in Non-current Regulatory Assets:
Net actuarial loss	$18,724	$24,868
Prior service credit	66	25
Total	$18,790	$24,893

The unrecognized amounts that otherwise would have been charged and/or credited to accumulated other comprehensive income in accordance with the FASB guidance on accounting for retirement benefits are recorded as a regulatory asset on our consolidated statements of financial position as discussed in Note 5. The amounts recorded as a regulatory asset represent a net periodic benefit cost to be recognized in our operating income in future periods.

The actuarial net loss in 2014 includes the impact of a change in our mortality assumption, which generally assumes longer life expectancies for plan participants as compared with our prior assumption. Additionally the reduction in our discount rate assumption contributed to the actuarial net loss in 2014. The actuarial net gain in 2015 resulted primarily from an increase in discount rates.

Actuarial assumptions used to determine the benefit obligation for the pension plans at December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Discount rate	4.01 - 4.44%	3.75 - 4.05%	4.60 - 5.10%
Annual rate of salary increases	4.00%	4.00%	4.00 - 6.00%

Actuarial assumptions used to determine the benefit cost for the pension plans for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Discount rate	3.75 - 4.05%	4.60 - 5.10%	3.70 - 4.45%
Annual rate of salary increases	4.00%	4.00 - 6.00%	5.00 - 6.00%
Expected long-term rate of return on plan assets	6.70%	6.75%	7.00%

At December 31, 2015, the projected benefit payments for the pension plans calculated using the same assumptions as those used to calculate the benefit obligation described above are as follows:

(In thousands)
2016	$1,716
2017	5,259
2018	5,548
2019	5,878
2020	6,551
2021 through 2025	38,681

Investment Objectives and Fair Value Measurement

The general investment objectives of the retirement plan include maximizing the return within reasonable and prudent levels of risk and controlling administrative and management costs. The targeted asset allocation is weighted equally between equity and fixed income investments. Investment decisions are made by our retirement benefits board as delegated by our board of directors. Equity investments may include various types of U.S. and international equity securities, such as large-cap, mid-cap and small-cap stocks. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. No investments are prohibited for use in the retirement plan, including derivatives, but our exposure to derivatives currently is not material. We intend that the long-term capital growth of the retirement plan, together with employer contributions, will provide for the payment of the benefit obligations.

We determine our expected long-term rate of return on plan assets based on the current and expected target allocations of the retirement plan investments and considering historical and expected long-term rates of returns on comparable fixed income investments and equity investments.

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

The fair value measurement of the retirement plan assets as of December 31, 2015, was as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Mutual funds — U.S. equity securities	$23,427	$—	$—
Mutual funds — international equity securities	5,409	—	—
Mutual funds — fixed income securities	29,291	—	—
Total	$58,127	$—	$—

The fair value measurement of the retirement plan assets as of December 31, 2014, was as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Mutual funds — U.S. equity securities	$23,770	$—	$—
Mutual funds — international equity securities	5,096	—	—
Mutual funds — fixed income securities	23,783	—	—
Guaranteed deposit fund	—	3,741	—
Total	$52,649	$3,741	$—

The mutual funds consist primarily of publicly traded mutual funds and are recorded at fair value based on observable trades for identical securities in an active market. The guaranteed deposit fund was a group annuity contract and was valued at estimated fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations that were quoted in active markets, which represented the net asset value as of December 31, 2014. As of December 31, 2014, there were no unfunded commitments for the guaranteed deposit fund and the investment allowed a daily redemption with a one day notice.

Other Postretirement Benefits

We provide certain postretirement health care, dental and life insurance benefits for eligible employees. We contributed $9.1 million, $6.3 million and $1.5 million to the postretirement benefit plan in 2015, 2014 and 2013, respectively. We expect to contribute up to $9.2 million to the plan in 2016.

The plan assets consisted of the following assets by category:

Asset Category	2015	2014
Fixed income securities	50.0%	57.2%
Equity securities	50.0%	42.8%
Total	100.0%	100.0%

Our measurement of the accumulated postretirement benefit obligation as of December 31, 2015 and 2014 does not reflect the potential receipt of any subsidies under the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

Net postretirement benefit plan cost for 2015, 2014 and 2013 was as follows by component:

(In thousands)	2015	2014	2013
Service cost	$8,486	$5,846	$5,774
Interest cost	2,477	1,991	1,562
Expected return on plan assets	(1,852)	(1,361)	(1,415)
Amortization of unrecognized loss	499	—	220
Net postretirement cost	$9,610	$6,476	$6,141

The following table reconciles the obligations, assets and funded status of the plan as well as the amounts recognized as accrued postretirement liability in the consolidated statements of financial position as of December 31, 2015 and 2014:

(In thousands)	2015	2014
Change in Benefit Obligation:
Beginning accumulated postretirement obligation	$(57,927)	$(42,706)
Service cost	(8,486)	(5,846)
Interest cost	(2,477)	(1,991)
Actuarial net gain (loss)	10,265	(7,695)
Benefits paid	662	311
Other	8	—
Ending accumulated postretirement obligation	$(57,955)	$(57,927)
Change in Plan Assets:
Beginning plan assets at fair value	$32,397	$24,004
Actual return on plan assets	155	2,107
Employer contributions	9,122	6,286
Employer provided retiree premiums	662	311
Benefits paid	(662)	(311)
Other	(6)	—
Ending plan assets at fair value	$41,668	$32,397
Funded status, underfunded	$(16,287)	$(25,530)
Amounts recorded as:
Funded Status:
Accrued postretirement liabilities	$(16,287)	$(25,530)
Total	$(16,287)	$(25,530)
Unrecognized Amounts in Non-current Regulatory Assets:
Net actuarial loss	$191	$9,258
Total	$191	$9,258

The unrecognized amounts that otherwise would have been charged and/or credited to accumulated other comprehensive income in accordance with the FASB guidance on accounting for retirement benefits are recorded as a regulatory asset on our consolidated statements of financial position as discussed in Note 5. The amounts recorded as a regulatory asset represent a net periodic benefit cost to be recognized in our operating income in future periods.

The actuarial net loss in 2014 includes the impact of a change in our mortality assumption, which generally assumes longer life expectancies for plan participants as compared with our prior assumption. Additionally the reduction in our discount rate assumption contributed to the actuarial net loss in 2014. The actuarial net gain in 2015 resulted primarily from an increase in discount rates.

Actuarial assumptions used to determine the benefit obligation at December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Discount rate	4.62%	4.20%	5.15%
Annual rate of salary increases	4.00%	4.00%	4.00%
Health care cost trend rate assumed for next year	7.15%	7.25%	7.50%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2022	2022
Annual rate of increase in dental benefit costs	5.00%	5.00%	5.00%

Actuarial assumptions used to determine the benefit cost for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Discount rate	4.20%	5.15%	4.20%
Annual rate of salary increases	4.00%	4.00%	5.00%
Health care cost trend rate assumed for next year	7.25%	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2022	2022	2017
Expected long-term rate of return on plan assets	5.20%	5.50%	7.00%

At December 31, 2015, the projected benefit payments for the postretirement benefit plan calculated using the same assumptions as those used to calculate the benefit obligations listed above are as follows:

(In thousands)
2016	$636
2017	734
2018	967
2019	1,241
2020	1,603
2021 through 2025	13,245

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects on costs for 2015 and the postretirement benefit obligation at December 31, 2015:

	One-Percentage-	One-Percentage-
(In thousands)	Point Increase	Point Decrease
Effect on total of service and interest cost	$3,288	$(2,282)
Effect on postretirement benefit obligation	13,452	(9,869)

Investment Objectives and Fair Value Measurement

The general investment objectives of the other postretirement benefit plan include maximizing the return within reasonable and prudent levels of risk and controlling administrative and management costs. The targeted asset allocation is weighted equally between equity and fixed income investments. Investment decisions are made by our retirement benefits board as delegated by our board of directors. Equity investments may include various types of U.S. and international equity securities, such as large-cap, mid-cap and small-cap stocks. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. No investments are prohibited for use in the other postretirement benefit plan, including derivatives, but our exposure to derivatives currently is not material. We intend that the long-term capital growth of the other postretirement benefit plan, together with employer contributions, will provide for the payment of the benefit obligations.

We determine our expected long-term rate of return on plan assets based on the current target allocations of the retirement plan investments as well as consider historical returns on comparable fixed income investments and equity investments.

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

The fair value measurement of the other postretirement benefit plan assets as of December 31, 2015, was as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Cash and cash equivalents	$30	$—	$—
Mutual funds — U.S. equity securities	19,981	—	—
Mutual funds — international equity securities	863	—	—
Mutual funds — fixed income securities	20,794	—	—
Total	$41,668	$—	$—

The fair value measurement of the other postretirement benefit plan assets as of December 31, 2014, was as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Cash and cash equivalents	$5,099	$—	$—
Mutual funds — U.S. equity securities	13,070	—	—
Mutual funds — international equity securities	785	—	—
Mutual funds — fixed income securities	12,790	—	—
Guaranteed deposit fund	—	653	—
Total	$31,744	$653	$—

Our investments included in cash equivalents consist of money market mutual funds and common and collective trusts that are administered similar to money market funds recorded at cost plus accrued interest to approximate fair value. Our mutual fund investments consist primarily of publicly traded mutual funds and are recorded at fair value based on observable trades for identical securities in an active market. The guaranteed deposit fund was a group annuity contract and was valued at estimated fair value based on the underlying assets of the fund by discounting the related cash flows based on current yields of similar instruments with comparable durations, which represented the net asset value as of December 31, 2014. As of December 31, 2014, there were no unfunded commitments for the guaranteed deposit fund and the investment allowed a daily redemption with a one day notice.

Defined Contribution Plan

We also sponsor a defined contribution retirement savings plan. Participation in this plan is available to substantially all employees. We match employee contributions up to certain predefined limits based upon eligible compensation and the employee’s contribution rate. The cost of this plan was $4.6 million, $4.5 million and $4.5 million in 2015, 2014 and 2013, respectively.

12.                               FAIR VALUE MEASUREMENTS

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

Our assets and liabilities measured at fair value subject to the three-tier hierarchy at December 31, 2015, were as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Cash and cash equivalents — cash equivalents	$49	$—	$—
Mutual funds — fixed income securities	35,813	—	—
Mutual funds — equity securities	976	—	—
Interest rate swap derivative	—	112	—
Financial liabilities measured on a recurring basis:
Interest rate swap derivatives	—	(3,548)	—
Total	$36,838	$(3,436)	$—

Our assets and liabilities measured at fair value subject to the three-tier hierarchy at December 31, 2014, were as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(In thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Cash and cash equivalents — cash equivalents	$5,452	$—	$—
Mutual funds — fixed income securities	26,715	—	—
Mutual funds — equity securities	667	—	—
Financial liabilities measured on a recurring basis:
Interest rate swap derivatives	—	(1,934)	—
Total	$32,834	$(1,934)	$—

As of December 31, 2015 and 2014, we held certain assets and liabilities that are required to be measured at fair value on a recurring basis. The assets included in the table consist of investments recorded within cash and cash equivalents and other long-term assets, including investments held in a trust associated with our supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees. Our cash and cash equivalents consist of money market funds that are recorded at cost plus accrued interest to approximate fair value. Our mutual funds consist of publicly traded mutual funds and are recorded at fair value based on observable trades for identical securities in an active market. Changes in the observed trading prices and liquidity of money market funds are monitored as additional support for determining fair value. Gain and losses are recorded in earnings for investments classified as trading securities and other comprehensive income for investments classified as available-for-sale.

The asset and liability related to derivatives consist of interest rate swaps as discussed in Note 8. The fair value of our interest rate swap derivatives is determined based on a discounted cash flow (“DCF”) method using LIBOR swap rates, which are observable at commonly quoted intervals.

We also held non-financial assets that are required to be measured at fair value on a non-recurring basis. These consist of goodwill and intangible assets. We did not record any impairment charges on long-lived assets and no other significant events occurred requiring non-financial assets and liabilities to be measured at fair value (subsequent to initial recognition) during the years ended December 31, 2015 and 2014.

Fair Value of Financial Assets and Liabilities

Fixed Rate Debt

Based on the borrowing rates obtained from third party lending institutions currently available for bank loans with similar terms and average maturities from active markets, the fair value of our consolidated long-term debt and debt maturing within one year, excluding revolving and term loan credit agreements and commercial paper, was $3,879.7 million and $3,985.6 million at December 31, 2015 and 2014, respectively. These fair values represent Level 2 under the three-tier hierarchy described above. The total book value of our consolidated long-term debt and debt maturing within one year, net of discount and excluding revolving and term loan credit agreements and commercial paper, was $3,680.4 million and $3,629.8 million at December 31, 2015 and 2014, respectively.

Revolving and Term Loan Credit Agreements

At December 31, 2015 and 2014, we had a consolidated total of $680.9 million and $473.8 million, respectively, outstanding under our revolving and term loan credit agreements, which are variable rate loans. The fair value of these loans approximates book value based on the borrowing rates currently available for variable rate loans obtained from third party lending institutions. These fair values represent Level 2 under the three-tier hierarchy described above.

Other Financial Instruments

The carrying value of other financial instruments included in current assets and current liabilities, including cash and cash equivalents, special deposits and commercial paper, approximates their fair value due to the short-term nature of these instruments.

13.                               STOCKHOLDERS’ EQUITY

Common Stock

General — At December 31, 2015, ITC Holdings’ authorized capital stock consisted of:

•         300 million shares of common stock, without par value; and

•         10 million shares of preferred stock, without par value.

As of December 31, 2015, there were 152,699,077 shares of our common stock outstanding (some of which are restricted stock awards and performance shares), no shares of preferred stock outstanding and 838 holders of record of our common stock.

Stock Split — On February 6, 2014, the board of directors declared a three-for-one split of our common stock to be accomplished by means of a stock distribution on February 28, 2014 to shareholders of record on February 18, 2014. All unvested restricted stock awards and outstanding stock option awards were adjusted under the terms of the respective agreements for this three-for-one split. The share and per share data in this Form 10-K reflects the three-for-one stock split effective February 28, 2014, unless otherwise noted.

Accelerated Share Repurchase Program — In April 2014, our board of directors authorized and ITC Holdings announced a share repurchase program for up to $250.0 million, which expired on December 31, 2015.

Pursuant to such authorization, on June 19, 2014, ITC Holdings entered into an accelerated share repurchase agreement (the “2014 ASR Program”) with JP Morgan Chase (“JP Morgan”) for up to $150.0 million, with a minimum commitment of $130.0 million. Under the 2014 ASR Program, ITC Holdings advanced $150.0 million to JP Morgan in June 2014 and received an initial delivery of 2.9 million shares with a fair market value of $104.0 million, based on the closing market price of $35.80 per share at the commencement of the 2014 ASR Program. On December 22, 2014, the 2014 ASR Program was settled for $130.0 million and ITC Holdings received an additional 0.7 million shares as determined by the volume-weighted average share price during the term of the 2014 ASR Program, less an agreed upon discount and adjusted for the initial share delivery. Additionally, ITC Holdings received a repayment of the unused advance of $20.0 million. ITC Holdings recorded the net $130.0 million payment as a reduction to common stock as of December 31, 2014.

On September 30, 2015, ITC Holdings entered into another accelerated share repurchase agreement (the “2015 ASR Program”) with Barclays Bank PLC (“Barclays”) for $115.0 million, which is part of the share repurchase program described above. Under the 2015 ASR Program, ITC Holdings paid $115.0 million to Barclays on September 30, 2015 and received an initial delivery of 2.8 million shares on October 1, 2015. The fair market value of the initial delivery of shares was $92.0 million, based on the closing market price of $33.34 per share at the commencement of the 2015 ASR Program. The 2015 ASR Program was settled on November 5, 2015 and ITC Holdings received an additional 0.8 million shares as determined by the volume-weighted average share price during the term of the 2015 ASR Program, less an agreed upon discount and adjusted for the initial share delivery. ITC Holdings recorded the $115.0 million payment as a reduction to common stock as of December 31, 2015.

Voting Rights — Each holder of ITC Holdings’ common stock, including holders of our common stock subject to restricted stock and performance share awards, is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of ITC Holdings’ common stock have no cumulative voting rights.

Dividends — Holders of our common stock, including holders of common stock subject to restricted stock and performance share awards, are entitled to receive dividends or other distributions declared by the board of directors. However, performance shares earn and accumulate dividend equivalents, which are settled in the form of additional shares upon vesting of the related award. Dividend equivalents paid on performance shares that do not vest will be forfeited. The right of the board of directors to declare dividends is subject to the right of any holders of ITC Holdings’ preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the Michigan Business Corporation Act of sufficient funds to pay dividends. We have not issued any shares of preferred stock. The declaration and payment of dividends is subject to the discretion of ITC Holdings’ board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by ITC Holdings’ board of directors.

As a holding company with no business operations, ITC Holdings’ assets consist primarily of the stock and membership interests in its subsidiaries, deferred tax assets and cash on hand. ITC Holdings’ only sources of cash to pay dividends to our stockholders are dividends and other payments received by us from our Regulated Operating Subsidiaries and any of our other subsidiaries as well as the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, however, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings’ shareholders or otherwise. The ability of each of our Regulated Operating Subsidiaries and any of our other subsidiaries to pay dividends and make other payments to ITC Holdings is subject to, among other things, the availability of funds, after considering the capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA.

The debt agreements to which we are a party impose restrictions on ITC Holdings and its subsidiaries’ respective abilities to pay dividends if an event of default has occurred under the relevant agreement, and thus,

ITC Holdings’ ability to pay dividends on its common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in compliance with the covenants under our revolving and term loan credit facilities and our other debt instruments. ITC Holdings’ future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by ITC Holdings’ board of directors.

Pursuant to SEC requirements, Schedule I included in this Schedule E is required due to restrictions that limit the payment of dividends to ITC Holdings by its subsidiaries. Each of our Regulated Operating Subsidiaries as of December 31, 2015 are limited in using net assets for dividends based on management’s intent to maintain the FERC-approved capital structure targeting 60% equity and 40% debt for each of our Regulated Operating Subsidiaries. These net assets are included in Schedule I as the line-item “Investments in subsidiaries”. Management does not expect that maintaining this targeted capital structure will have an impact on our ability to pay dividends at the current level in the foreseeable future.

Liquidation Rights — If ITC Holdings is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of ITC Holdings’ preferred stock, to the extent that any preferred stock is authorized and issued.

Preemptive and Other Rights — Holders of our common stock have no preemptive rights to purchase or subscribe for any of our stock or other securities of our company and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Repurchases — In 2015, 2014 and 2013, we repurchased 4,201,847, 3,673,226 and 163,320 shares of common stock for an aggregate of $137.1 million, $134.3 million and $4.9 million, respectively, which represented shares of common stock delivered to us by employees as payment of tax withholdings due upon the vesting of restricted stock and shares delivered under the ASR programs described above.

Accumulated Other Comprehensive Income

The following table provides the components of changes in AOCI for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Balance at the beginning of period	$4,816	$6,327	$(18,048)
Derivative instruments
Reclassification of net loss (gain) relating to interest rate cash flow hedges from AOCI to interest expense — net (net of tax of $342, $349 and $436 for the years ended December 31, 2015, 2014 and 2013, respectively)	501	445	(25)
Reclassification of loss relating to interest rate cash flow hedges from AOCI to loss on extinguishment of debt (net of tax of $83 for the year ended December 31, 2014)	—	117	—
(Loss) gain on interest rate swaps relating to interest rate cash flow hedges (net of tax of $625, $1,465 and $15,652 for the years ended December 31, 2015, 2014 and 2013, respectively)	(876)	(2,041)	24,329
Derivative instruments, net of tax	(375)	(1,479)	24,304
Available-for-sale securities
Unrealized (loss) gain on available-for-sale securities (net of tax of $126, $18 and $46 for the years ended December 31, 2015, 2014 and 2013, respectively)	(176)	(32)	71
Available-for-sale securities, net of tax	(176)	(32)	71
Total other comprehensive (loss) income, net of tax	(551)	(1,511)	24,375
Balance at the end of period	$4,265	$4,816	$6,327

The amount of net loss relating to interest rate cash flow hedges to be reclassified from AOCI to interest expense for the 12-month period ending December 31, 2016 is not expected to be material.

14.                               SHARE-BASED COMPENSATION

The share and per share data below reflects the three-for-one stock split effective February 28, 2014. See Note 13 for discussion on the stock split. Our 2015 LTIP, which was adopted by our board and approved by shareholders in 2015, permits the compensation committee to make grants of a variety of share-based awards (such as options, restricted stock, restricted stock units and performance shares) for a cumulative amount of up to 6,500,000 shares to employees, directors and consultants. The 2015 LTIP provides that no more than 4,600,000 of the shares may be granted as awards to be settled in shares of common stock other than options or stock appreciation rights. Under the 2015 LTIP agreement, no awards would be permitted after March 26, 2025. Prior to the adoption of the 2015 LTIP, we made various share-based awards under the 2006 LTIP, including options, restricted stock, deferred stock units and performance shares. In addition, our board of directors and shareholders approved a new ESPP in 2015, which replaced the previous ESPP, and allows for the issuance of an aggregate of 1,000,000 shares of our common stock. Participation in this plan is available to substantially all employees. ITC Holdings issues new shares to satisfy option exercises, restricted stock and performance share grants, employee ESPP purchases and settlement of deferred stock units. As of December 31, 2015, 11,276,238 shares were available for future issuance under our 2006 LTIP, 2015 LTIP and ESPP, including 3,817,200 shares issuable upon the exercise of outstanding stock options, of which 2,718,865 were vested.

We recorded share-based compensation in 2015, 2014 and 2013 as follows:

(In thousands)	2015	2014	2013
Operation and maintenance expenses	$1,672	$1,444	$1,617
General and administrative expenses	10,546	8,549	9,318
Amounts capitalized to property, plant and equipment	5,391	4,659	4,731
Total share-based compensation	$17,609	$14,652	$15,666
Total tax benefit recognized in the consolidated statement of operations	$5,087	$4,182	$4,557

Tax deductions that exceed the cumulative compensation cost recognized for options exercised, restricted shares that vested or deferred stock units that are settled are recognized as common stock only if the tax deductions reduce taxes payable as a result of a realized cash benefit from the deduction. For the years ended December 31, 2015, 2014 and 2013, we recognized the tax effects of the excess tax deductions as an increase in common stock of $11.7 million, $7.8 million and $4.3 million, respectively, as the deductions have resulted in a reduction of taxes payable.

Options

Our option grants vest in equal annual installments over a 3 year period from the date of grant, or as a result of other events such as death or disability of the option holder. The options have a term of 10 years from the grant date.

Stock option activity for 2015 was as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
Outstanding at January 1, 2015 (3,198,528 exercisable with a weighted average exercise price of $15.98)	4,603,292	$20.71
Granted	473,200	35.91
Exercised	(1,203,376)	9.44
Forfeited	(55,916)	34.65
Outstanding at December 31, 2015 (2,718,865 exercisable with a weighted average exercise price of $22.38)	3,817,200	$25.94

Grant date fair value of the stock options awards granted during 2015, 2014 and 2013 was determined using a Black-Scholes option pricing model. The following assumptions were used in determining the weighted average fair value per option:

	2015	2014	2013
	Option Grants	Option Grants	Option Grants
Weighted average grant date fair value per option	$6.05	$8.92	$7.06
Weighted average expected volatility (a)	18.6%	27.2%	29.3%
Weighted average risk-free interest rate	1.8%	1.8%	1.1%
Weighted average expected term (b)	6 years	6 years	6 years
Weighted average expected dividend yield	1.59%	1.55%	1.72%
Estimated fair value of underlying shares	$35.91	$36.73	$29.31

(a)              We estimated volatility using the historical volatility of our stock.

(b)             The expected term represents the period of time that options granted are expected to be outstanding. We have utilized the simplified method permitted under share-based award accounting standards in determining the expected term for all option grants as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited number of awards of equity shares that have reached expiration.

At December 31, 2015, the aggregate intrinsic value and the weighted average remaining contractual term for all outstanding options were approximately $50.8 million and 6.2 years, respectively. At December 31, 2015, the aggregate intrinsic value and the weighted average remaining contractual term for exercisable options were $45.9 million and 5.2 years, respectively. The aggregate intrinsic value of options exercised during 2015, 2014 and 2013 was $28.1 million, $18.5 million and $53.2 million, respectively. At December 31, 2015, the total unrecognized compensation cost related to the unvested options awards was $4.2 million and the weighted average period over which it is expected to be recognized was 1.6 years.

We estimate that 3,741,114 of the options outstanding at December 31, 2015 will vest, including those already vested. The weighted average exercise price, aggregate intrinsic value and the weighted average remaining contractual term for options shares that are vested and expected to vest as of December 31, 2015 was $25.76 per share, $50.5 million and 6.2 years, respectively.

Restricted Stock Awards

Holders of restricted stock awards have all the rights of a holder of common stock of ITC Holdings, including dividend and voting rights. The holder becomes vested as a result of certain events such as death or disability of the holder, but not later than the vesting date of the awards. Holders of restricted shares may not sell, transfer or pledge their restricted shares until the shares vest and the restrictions lapse. Restricted stock awards are recorded at fair value at the date of grant, which is based on the closing share price on the grant date. Awards that were granted for future services are treated as unearned compensation, with amounts amortized over the vesting period.

Restricted stock award activity for 2015 was as follows:

	Number of	Weighted
	Restricted	Average
	Stock	Grant Date
	Awards	Fair Value
Unvested restricted stock awards at January 1, 2015	1,223,819	$28.37
Granted	259,039	36.30
Vested	(400,239)	23.63
Forfeited	(58,209)	26.65
Unvested restricted stock awards at December 31, 2015	1,024,410	$32.10

The weighted average grant date fair value of restricted stock awarded during 2014 and 2013 was $36.75 and $29.42 per share, respectively. The aggregate fair value of restricted stock awards as of December 31, 2015 was $40.2 million. The aggregate fair value of restricted stock awards that vested during 2015, 2014 and 2013 was $14.5 million, $14.4 million and $15.8 million, respectively. At December 31, 2015, the total unrecognized compensation cost related to the restricted stock awards was $16.3 million and the weighted average period over which that cost is expected to be recognized was 2.2 years.

As of December 31, 2015, we estimate that 907,864 shares of the restricted shares outstanding at December 31, 2015 will vest. The weighted average fair value, aggregate intrinsic value and the weighted average remaining contractual term for restricted shares that are expected to vest is $31.83 per share, $35.6 million and 1.4 years, respectively.

Performance Share Awards

Holders of performance share awards have all the rights of a holder of common stock of ITC Holdings, including dividend and voting rights. However, performance shares earn and accumulate dividend equivalents, which are settled in the form of additional shares upon vesting of the related award. Dividend equivalents paid on performance shares that do not vest will be forfeited. The performance share awards generally vest three years after the grant date, or as a result of certain events such as death or disability of the performance share award holder. Holders of performance shares may not sell, transfer or pledge their shares until the shares vest.

Approximately one-half of the performance share awards will be earned based on an external measure for total shareholder return (“TSR”) relative to a predetermined peer group (“TSR condition”) and the remainder will be earned based on adjusted diluted EPS growth (“EPS condition”). Payout of the performance share awards will range from 0% to 200% of the target number of shares granted, plus additional dividend equivalent shares on the earned portion of the performance share awards. The performance share awards with the EPS condition are recorded at fair value based on the closing price of ITC Holdings’ common stock on the grant date.

We recognize the fair value of the performance share awards on a straight-line basis (net of any estimated forfeitures) over the requisite service period of the awards. However, the compensation cost for the portion of the performance share awards subject to the EPS condition is recognized based on the probable payout (net of any estimated forfeitures), which is reassessed each reporting period and subject to change.

	Number of	Weighted
	Performance	Average
	Share	Grant Date
	Awards	Fair Value
Unvested performance share awards at January 1, 2015	—	$—
Granted	287,464	32.55
Vested	—	—
Forfeited	(7,754)	32.55
Unvested performance share awards at December 31, 2015	279,710	$32.55

Grant date fair value of the portion of the performance share awards subject to the TSR condition granted during 2015 was determined using a Monte Carlo simulation valuation model. The following assumptions were used in determining the weighted average fair value per performance share with the TSR condition:

2015
Performance
Share Grants
Weighted average grant date fair value per performance share	$29.19
Weighted average expected volatility (a)	17.7%
Weighted average risk-free interest rate	0.87%
Estimated fair value of underlying shares	$35.91

(a)              We estimated volatility using the historical volatility of our stock.

The aggregate fair value of performance share awards as of December 31, 2015 was $11.0 million. At December 31, 2015, the total unrecognized compensation cost related to the performance share awards was $9.2 million and the weighted average period over which that cost is expected to be recognized was 2.4 years.

As of December 31, 2015, we estimate that 229,994 shares of the performance shares outstanding at December 31, 2015 will vest. The weighted average fair value, aggregate intrinsic value and the weighted average remaining contractual term for performance shares that are expected to vest is $32.55 per share, $9.0 million and 2.4 years, respectively.

Employee Stock Purchase Plan

The ESPP is a compensatory plan accounted for under the expense recognition provisions of the share-based payment accounting standards. Compensation cost is recorded based on the fair market value of the purchase options at the grant date, which corresponds to the first day of each purchase period and is amortized over the purchase period. During 2015, 2014 and 2013, employees purchased 76,041, 69,230 and 77,097 shares, respectively, resulting in proceeds from the sale of our common stock of $2.3 million, $2.1 million and $1.9 million, respectively, under the ESPP. The total share-based compensation amortization for the ESPP was $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

15.                               JOINTLY OWNED UTILITY PLANT/COORDINATED SERVICES

Our Regulated Operating Subsidiaries have agreements with other utilities for the joint ownership of substation assets and transmission lines. We account for these jointly owned assets by recording property, plant and equipment for our percentage of ownership interest. Various agreements provide the authority for construction of capital improvements and the operating costs associated with the substations and lines. Generally, each party is responsible for the capital, operation and maintenance and other costs of these jointly owned facilities based upon each participant’s undivided ownership interest. Our Regulated Operating Subsidiaries’ participating share of expenses associated with these jointly held assets are primarily recorded within operation and maintenance expenses on our consolidated statement of operations.

We have investments in jointly owned utility assets as shown in the table below as of December 31, 2015:

	Net	Construction
(In thousands)	Investments (a)	Work in Progress
Substations	$31,640	$4,455
Lines	102,703	2,718
Total	$134,343	$7,173

(a)              Amount represents our investment in jointly held plant, which has been reduced by the ownership interest amounts of other parties.

ITCTransmission

ITCTransmission has joint ownership in two 345 kV transmission lines with a municipal power agency that has a 50.4% ownership interest in the transmission lines. ITCTransmission’s net investment in these two lines totaled $28.8 million as of December 31, 2015. The municipal power agency’s ownership portion entitles them to approximately 234 MW of network transmission service from the ITCTransmission system. An Ownership and Operating Agreement with the municipal power agency provides ITCTransmission with authority for construction of capital improvements and for the operation and management of the transmission lines. The municipal power agency is responsible for the capital and operation and maintenance costs allocable to their ownership interest.

METC

METC has joint sharing of several assets within various substations with Consumers Energy, other municipal distribution systems and other generators. The rights, responsibilities and obligations for these jointly owned assets are documented in the Amended and Restated Distribution — Transmission Interconnection Agreement with Consumers Energy and in numerous interconnection facilities agreements with various municipalities and other generators. As of December 31, 2015, METC had net investments in jointly owned substation facilities totaling $13.9 million (including less than $0.1 million of jointly owned substation assets under construction) of which METC’s ownership percentages for these jointly owned substation assets ranged from 6.3% to 92.0%. In addition, other municipal power agencies and cooperatives have an ownership interest in several METC 345 kV transmission lines. This ownership entitles these municipal power agencies and cooperatives to approximately 608 MW of network transmission service from the METC transmission system. As of December 31, 2015,

METC had net investments in jointly shared transmission lines totaling $41.0 million of which METC’s ownership percentages for these jointly owned lines ranged from 1.0% to 41.9%.

ITC Midwest

ITC Midwest has joint sharing of several substations and transmission lines with various parties. As of December 31, 2015, ITC Midwest had net investments in jointly shared substation facilities totaling $18.4 million (including $0.7 million of jointly owned substation assets under construction) of which ITC Midwest’s ownership percentages for these jointly owned substations facilities ranged from 28.0% to 80.0%. As of December 31, 2015, ITC Midwest had net investments in jointly shared transmission lines totaling $32.9 million (including less than $0.1 million of jointly owned lines under construction) of which ITC Midwest’s ownership percentage for these jointly owned lines ranged from 48.0% to 80.0%.

ITC Great Plains

In May 2014, ITC Great Plains entered into a joint ownership agreement with an electric cooperative that has a 49.0% ownership interest in the transmission project. ITC Great Plains will construct and operate the project and the electric cooperative will be responsible for their ownership percentage of capital and operation and maintenance costs. As of December 31, 2015, ITC Great Plains had net investment in the project that is currently under construction of $6.5 million of which ITC Great Plains’ ownership percentage was 51.0%.

16.                               COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as properties currently owned or operated by us. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under some environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Although environmental requirements generally have become more stringent and compliance with those requirements more expensive, we are not aware of any specific developments that would increase our costs for such compliance in a manner that would be expected to have a material adverse effect on our results of operations, financial position or liquidity.

Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Many of the properties that we own or operate have been used for many years, and include older facilities and equipment that may be more likely than newer ones to contain or be made from such materials. Some of these properties include aboveground or underground storage tanks and associated piping. Some of them also include large electrical equipment filled with mineral oil, which may contain or previously have contained PCBs. Our facilities and equipment are often situated on or near property owned by others so that, if they are the source of contamination, others’ property may be affected. For example, aboveground and underground transmission lines sometimes traverse properties that we do not own and transmission assets that we own or operate are sometimes commingled at our transmission stations with distribution assets owned or operated by our transmission customers.

Some properties in which we have an ownership interest or at which we operate are, or are suspected of being, affected by environmental contamination. We are not aware of any pending or threatened claims against us with respect to environmental contamination relating to these properties, or of any investigation or remediation of contamination at these properties, that entail costs likely to materially affect us. Some facilities and properties are located near environmentally sensitive areas such as wetlands.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. While we do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, the liabilities and costs imposed on our business could be significant if such a relationship is established or accepted. We are not aware of any pending or threatened claims against us for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electric transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Litigation

We are involved in certain legal proceedings before various courts, governmental agencies and mediation panels concerning matters arising in the ordinary course of business. These proceedings include certain contract disputes, eminent domain and vegetation management activities, regulatory matters and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss.

Michigan Sales and Use Tax Audit

The Michigan Department of Treasury has conducted sales and use tax audits of ITCTransmission for the audit periods April 1, 2005 through June 30, 2008 and October 1, 2009 through September 30, 2013. The Michigan Department of Treasury has denied ITCTransmission’s claims of the industrial processing exemption from use tax that it has taken beginning January 1, 2007. The exemption claim denials resulted in use tax assessments against ITCTransmission. ITCTransmission filed administrative appeals to contest these use tax assessments.

In a separate, but related case involving a Michigan-based public utility that made similar industrial processing exemption claims, the Michigan Supreme Court ruled in July 2015 that the electric system, which involves altering voltage, constitutes an exempt, industrial processing activity. However, the ruling further held the electric system is also used for other functions that would not be exempt, and remanded the case to the Michigan Court of Claims to determine how the exemption applies to assets that are used in electric distribution activities. ITCTransmission is assessing the recent ruling in light of its specific facts, but cannot estimate the timing of any potential tax assessments or refunds.

The amount of use tax associated with the exemptions taken by ITCTransmission through December 31, 2015 is estimated to be approximately $18.0 million, including interest. This amount includes approximately $10.4 million, including interest, assessed for the audit periods noted above. ITCTransmission believes it is probable that portions of the use tax assessments could be sustained upon resolution of this matter. ITCTransmission has recorded $5.9 million for this contingent liability, including interest, as of December 31, 2015, primarily as an increase to property, plant and equipment, which is a component of revenue requirement in our cost-based formula rate.

METC has also taken the industrial processing exemption, estimated to be approximately $10.5 million for periods still subject to audit. METC has not been assessed any use tax liability and has not recorded any contingent liability as of December 31, 2015 associated with this matter. In the event it becomes appropriate to record additional use tax liability relating to this matter, ITCTransmission and METC would record the additional use tax primarily as an increase to the cost of property, plant and equipment, as the majority of purchases for which the exemption was taken relate to equipment purchases associated with capital projects.

Rate of Return on Equity and Capital Structure Complaints

On November 12, 2013, the Association of Businesses Advocating Tariff Equity, Coalition of MISO Transmission Customers, Illinois Industrial Energy Consumers, Indiana Industrial Energy Consumers, Inc., Minnesota Large Industrial Group and Wisconsin Industrial Energy Group (collectively, the “complainants”) filed a complaint with the FERC under Section 206 of the FPA (the “Initial Complaint”), requesting that the FERC find the current 12.38% MISO regional base ROE rate (the “base ROE”) for all MISO TOs, including ITCTransmission, METC and ITC Midwest, to no longer be just and reasonable. The complainants sought a FERC order reducing the base ROE used in our MISO Regulated Operating Subsidiaries’ formula transmission rates to 9.15%. The Initial Complaint also alleged that the rates of any MISO TO using a capital structure with greater than 50% for the equity component are likewise not just and reasonable (our MISO Regulated Operating

Subsidiaries use their actual capital structures, which target 60% equity, as FERC had previously authorized). The Initial Complaint also alleged the ROE adders currently approved for certain ITC Holdings operating companies, including an adder currently charged by ITCTransmission for being a member of an RTO and adders charged by ITCTransmission and METC for being independent TOs, are no longer just and reasonable, and sought to have them eliminated.

On June 19, 2014, in a separate Section 206 complaint against the regional base ROE rate for ISO New England TOs, FERC adopted a new methodology for establishing base ROE rates for electric transmission utilities. The new methodology is based on a two-step DCF analysis (“two-step DCF”) that uses both short-term and long-term growth projections in calculating ROE rates for a proxy group of electric utilities. The previous methodology used only short-term growth projections. FERC also reiterated that it can apply discretion in determining how ROE rates are established within a zone of reasonableness and reiterated its policy for limiting the overall ROE rate for any company, including the base and all applicable adders, at the high end of the zone of reasonableness set by the two-step DCF methodology. The new method presented in the ISO New England ROE case will be used in resolving the MISO ROE case.

On October 16, 2014, FERC granted the complainants’ request in part by setting the base ROE for hearing and settlement procedures, while denying all other aspects of the Initial Complaint. FERC found that the complainants failed to show that the use of actual or FERC-approved capital structures that include more than 50% equity is unjust and unreasonable. FERC also denied the request to terminate ITCTransmission’s and METC’s ROE incentives. The order reiterated that any TO’s total ROE rate is limited by the top end of a zone of reasonableness and the TO’s ability to implement the full amount of previously granted ROE adders may be affected by the outcome of the hearing. FERC set the refund effective date as November 12, 2013.

During the fourth quarter of 2014, the MISO TOs engaged in the ordered FERC settlement procedures with the complainants, but were not able to reach resolution. On January 5, 2015, the Chief Judge for FERC issued an order which terminated settlement procedures and set the matter for hearing, with an initial decision due within 47 weeks of the order. On April 6, 2015, the MISO TOs filed expert witness testimony in the Initial Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that FERC elects to change the base ROE, the testimony included a recommendation of 11.39% base ROE for the period of November 12, 2013 through February 11, 2015 (the “Initial Refund Period”). On December 22, 2015, the presiding administrative law judge issued an initial decision on the Initial Complaint, which recommends a base ROE of 10.32% for the Initial Refund Period, with a maximum ROE of 11.35%. The initial decision is a non-binding recommendation to FERC on the Initial Complaint and may be contested by the MISO TOs and/or the complainants. In resolving the Initial Complaint, we expect FERC to establish a new base ROE to determine any potential refund liability for the Initial Refund Period. The new base ROE as well as any ROE adders, subject to the limitations of the top end of any zone of reasonableness that is established, are expected to be used to calculate the refund liability for the Initial Refund Period. We anticipate a FERC order on the Initial Complaint by the end of 2016.

On February 12, 2015, an additional complaint was filed with the FERC under Section 206 of the FPA (the “Second Complaint”) by Arkansas Electric Cooperative Corporation, Mississippi Delta Energy Agency, Clarksdale Public Utilities Commission, Public Service Commission of Yazoo City and Hoosier Energy Rural Electric Cooperative, Inc., seeking a FERC order to reduce the base ROE used in our MISO Regulated Operating Subsidiaries’ formula transmission rates to 8.67%, with an effective date of February 12, 2015. On March 11, 2015, the MISO TOs filed an answer to the Second Complaint with the FERC supporting the current base ROE as just and reasonable. On June 18, 2015, FERC accepted the Second Complaint and set it for hearing and settlement procedures. FERC also set the refund effective date for the Second Complaint as February 12, 2015.

On October 20, 2015, the MISO TOs filed expert witness testimony in the Second Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that FERC elects to change the base ROE, the testimony included a recommendation of 10.75% base ROE for the period of February 12, 2015 through May 11, 2016 (the “Second Refund Period”). Updated data to be considered in establishing any new base ROE was filed by the parties to the Second Complaint in January 2016. In resolving the Second Complaint, we expect FERC to establish a new base ROE to determine any potential refund liability for the Second Refund Period. The base ROE established by FERC for the Second Complaint as well as any ROE adders, subject to the limitations of the top end of any zone of reasonableness established, are expected to be used to calculate the refund liability for the Second Refund Period. The initial decision on the Second Complaint is expected by June 30, 2016, with the related FERC order anticipated in 2017.

We believe it is probable that refunds will be required for these matters and as of December 31, 2015, the estimated range of refunds on a pre-tax basis is expected to be from $168.0 million to $212.4 million for the period from November 12, 2013 through December 31, 2015. As of December 31, 2015 and 2014, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $168.0 million and $47.8 million, respectively, representing the low end of the range of potential refunds as of those dates, as there is no best estimate within the range of refunds. The recognition of this estimated liability resulted in a reduction in revenues of $115.1 million and $46.9 million and an increase in interest expense of $5.1 million and $0.9 million for the years ended December 31, 2015 and 2014, respectively. This resulted in an estimated after-tax reduction to net income of $73.2 million for the year ended December 31, 2015 (which includes a $28.4 million effect on net income for revenue initially recognized in 2014 and 2013) and $28.9 million for the year ended December 31, 2014 (which includes a $2.9 million effect on net income for revenue initially recognized in 2013). No amounts related to these complaints were recorded as of or for the year ended December 31, 2013.

Based on the estimated range of refunds identified above, we believe that it is reasonably possible that these matters could result in an additional estimated pre-tax refund of up to $44.4 million (or a $27.3 million estimated after-tax reduction of net income) in excess of the amount recorded as of December 31, 2015. It is also possible the outcome of these matters could differ from the estimated range of losses and materially affect our consolidated results of operations due to the uncertainty of the calculation of an authorized base ROE along with the zone of reasonableness under the newly adopted two-step DCF methodology, which is subject to significant discretion by the FERC. As of December 31, 2015, our MISO Regulated Operating Subsidiaries had a total of approximately $2.9 billion of equity in their collective capital structures for ratemaking purposes. Based on this level of aggregate equity, we estimate that each 10 basis point reduction in the authorized ROE would reduce annual consolidated net income by approximately $2.9 million.

In a separate but related matter, in November 2014, METC, ITC Midwest and other MISO TOs filed a request with FERC, under FPA Section 205, for authority to include a 50 basis point incentive adder for RTO participation in each of the TOs’ formula rates. On January 5, 2015, FERC approved the use of this incentive adder, effective January 6, 2015. Additionally, ITC Midwest filed a request with FERC, under FPA Section 205, in January 2015 for authority to include a 100 basis point incentive adder for independent transmission ownership, which is currently authorized for ITCTransmission and METC. On March 31, 2015, FERC approved the use of a 50 basis point incentive adder for independence, effective April 1, 2015. On April 30, 2015, ITC Midwest filed a request with FERC for rehearing on the approved incentive adder for independence. On January 6, 2016, the request for rehearing was denied by FERC. The RTO participation incentive adder will be applied to METC’s and ITC Midwest’s base ROEs and the independence incentive adder will be applied to ITC Midwest’s base ROE in establishing their total authorized ROE rates, subject to the limitations of the top end of any zone of reasonableness that is established. Collection of these recently approved incentive adders is being deferred, pending the outcome of the ROE complaints.

Purchase Obligations and Leases

At December 31, 2015, we had purchase obligations of $61.4 million representing commitments for materials, services and equipment that had not been received as of December 31, 2015, primarily for construction and maintenance projects for which we have an executed contract. The purchase obligations are expected to be paid in 2016, with the majority of the items related to materials and equipment that have long production lead times.

We have operating leases for office space, equipment and storage facilities. We recognize expenses relating to our operating lease obligations on a straight-line basis over the term of the lease. We recognized rent expense of $1.1 million, $1.0 million and $0.8 million for the years ended December 31, 2015, 2014 and 2013, respectively, recorded in general and administrative expenses as well as operation and maintenance expenses. These amounts and the amounts in the table below do not include any expense or payments to be made under the METC Easement Agreement described below under “Other Commitments — METC — Amended and Restated Easement Agreement with Consumers Energy”.

Future minimum lease payments under the leases at December 31, 2015 were:

(In thousands)
2016	$932
2017	824
2018	700
2019	545
2020 and thereafter	1,971
Total minimum lease payments	$4,972

Other Commitments

METC

Amended and Restated Purchase and Sale Agreement for Ancillary Services with Consumers Energy. Under the Purchase and Sale Agreement for Ancillary Services with Consumers Energy (the “Ancillary Services Agreement”), Consumers Energy provides reactive power, balancing energy, load following and spinning and supplemental reserves that are needed by METC and MISO. These ancillary services are a necessary part of the provision of transmission service. This agreement is necessary because METC does not own any generating facilities and therefore must procure ancillary services from third party suppliers, including Consumers Energy. The Ancillary Services Agreement establishes the terms and conditions under which METC obtains ancillary services from Consumers Energy. Consumers Energy will offer all ancillary services as required by FERC Order No. 888 at FERC-approved rates. METC is not precluded from procuring these services from third party suppliers and is free to purchase ancillary services from unaffiliated generators located within its control area or neighboring jurisdictions on a non-preferential, competitive basis. This one-year agreement became effective on May 1, 2002 and is automatically renewed each year for successive one-year periods. The Ancillary Services Agreement can be terminated by either party with six months prior written notice. Services performed by Consumers Energy under the Ancillary Services Agreement are charged to operation and maintenance expenses.

Amended and Restated Easement Agreement with Consumers Energy. The Easement Agreement with Consumers Energy (the “Easement Agreement”) provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which the transmission lines cross. Consumers Energy has reserved for itself the rights to other uses of the infrastructure (such as for fiber optics, telecommunications and gas pipelines), along with the value of activities associated with such uses. The cost for use of the rights-of-way is $10.0 million per year. The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals thereafter. Payments to Consumers Energy under the Easement Agreement are charged to operation and maintenance expenses.

ITC Midwest

Operations Services Agreement For 34.5 kV Transmission Facilities. ITC Midwest and IP&L have entered into the Operations Services Agreement For 34.5 kV Transmission Facilities (the “OSA”), effective as of January 1, 2011, under which IP&L performs certain operations of ITC Midwest’s 34.5 kV transmission system. The OSA will remain in full force and effect until December 31, 2015 and will extend automatically from year to year thereafter until terminated by either party upon not less than one year prior written notice to the other party.

ITC Great Plains

Amended and Restated Maintenance Agreement. Mid-Kansas Electric Company LLC (“Mid-Kansas”) and ITC Great Plains have entered into a Maintenance Agreement (the “Mid-Kansas Agreement”), dated as of August 24, 2010, and most recently amended effective as of June 1, 2015, pursuant to which Mid-Kansas has agreed to perform various field operations and maintenance services related to certain ITC Great Plains assets. The Mid-Kansas Agreement has an initial term of 10 years and automatic 10-year renewal terms unless terminated (1) due to a breach by the non-terminating party following notice and failure to cure, (2) by mutual consent of the parties, or (3) by ITC Great Plains under certain limited circumstances. Services must continue to be provided for at least six months subsequent to the termination date in any case.

Concentration of Credit Risk

Our credit risk is primarily with DTE Electric, Consumers Energy and IP&L, which were responsible for approximately 20.8%, 21.9% and 26.8%, respectively, or $232.6 million, $244.6 million and $299.9 million, respectively, of our consolidated billed revenues for the year ended December 31, 2015. These percentages and amounts of total billed revenues of DTE Electric, Consumers Energy and IP&L include the collection of 2013 revenue accruals and deferrals and exclude any amounts for the 2015 revenue accruals and deferrals that were included in our 2015 operating revenues, but will not be billed to our customers until 2017. Any financial difficulties experienced by DTE Electric, Consumers Energy or IP&L could negatively impact our business. MISO, as our MISO Regulated Operating Subsidiaries’ billing agent, bills DTE Electric, Consumers Energy, IP&L and other customers on a monthly basis and collects fees for the use of our transmission systems. SPP bills customers of ITC Great Plains on a monthly basis and collects fees for the use of ITC Great Plains’ assets. MISO and SPP have implemented strict credit policies for its members’ customers, which include customers using our transmission systems. Specifically, MISO and SPP require a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit scoring model and other factors, from any customer using a member’s transmission system.

17.          ENTERGY TRANSACTION

In 2011, Entergy and ITC Holdings executed definitive agreements under which Entergy would divest and then merge its electric transmission business with a wholly-owned subsidiary of ITC Holdings. Completion of the transaction was subject to the satisfaction of certain closing conditions, including the receipt of necessary approvals of Entergy’s retail regulators. On December 10, 2013, the Mississippi Public Service Commission issued an order denying permission to transfer ownership and control of Entergy Mississippi Inc.’s transmission assets to a subsidiary of ITC Holdings. On December 13, 2013, ITC Holdings and Entergy mutually agreed to terminate the Entergy Transaction.

For the years ended December 31, 2014 and 2013, we expensed external legal, advisory and financial services fees related to the terminated Entergy Transaction of $0.4 million and $43.1 million, respectively, and certain internal labor and associated costs related to the terminated Entergy Transaction of $0.7 million and $7.8 million, respectively. Due to the cancellation of the Entergy Transaction, we recognized tax benefits of $5.6 million during the fourth quarter of 2013 for expenses that were previously deemed non-deductible for tax purposes. The external and internal costs related to the Entergy Transaction were not included as components of revenue requirement at our Regulated Operating Subsidiaries as they were incurred at ITC Holdings.

18.          SEGMENT INFORMATION

We identify reportable segments based on the criteria set forth by the FASB regarding disclosures about segments of an enterprise, including the regulatory environment of our subsidiaries and the business activities performed to earn revenues and incur expenses.

Regulated Operating Subsidiaries

We aggregate ITCTransmission, METC, ITC Midwest and ITC Great Plains into one reportable operating segment based on their similar regulatory environment and economic characteristics, among other factors. They are engaged in the transmission of electricity within the United States, earn revenues from the same types of customers and are regulated by the FERC. Their tariff rates are established using cost-based formula rates.

ITC Holdings and Other

Information below for ITC Holdings and Other consists of a holding company whose activities include debt and equity financings and general corporate activities and all of ITC Holdings’ other subsidiaries, excluding the Regulated Operating Subsidiaries, which are focused primarily on business development activities.

	Regulated
2015	Operating	ITC Holdings	Reconciliations/
(In thousands)	Subsidiaries	and Other	Eliminations	Total

Operating revenues	$1,044,311	$1,057	$(600)	$1,044,768
Depreciation and amortization	143,956	716	—	144,672
Interest expense — net	97,337	106,442	—	203,779
Income (loss) before income taxes	529,484	(145,607)	—	383,877
Income tax provision (benefit)	200,582	(59,111)	—	141,471
Net income	328,902	242,406	(328,902)	242,406
Property, plant and equipment — net	6,093,499	16,140	—	6,109,639
Goodwill	950,163	—	—	950,163
Total assets (a)	7,479,286	4,158,986	(4,056,150)	7,582,122
Capital expenditures	687,988	3,428	(7,276)	684,140

	Regulated
2014	Operating	ITC Holdings	Reconciliations/
(In thousands)	Subsidiaries	and Other	Eliminations	Total

Operating revenues	$1,023,170	$605	$(727)	$1,023,048
Depreciation and amortization	127,320	716	—	128,036
Interest expense — net	81,225	105,418	(7)	186,636
Income (loss) before income taxes	548,704	(154,299)	—	394,405
Income tax provision (benefit)	210,914	(60,592)	—	150,322
Net income	337,790	244,083	(337,790)	244,083
Property, plant and equipment — net	5,483,093	13,782	—	5,496,875
Goodwill	950,163	—	—	950,163
Total assets (a) (b)	6,854,387	3,944,318	(3,839,127)	6,959,578
Capital expenditures	736,751	1,471	(5,077)	733,145

	Regulated
2013	Operating	ITC Holdings	Reconciliations/
(In thousands)	Subsidiaries	and Other	Eliminations	Total

Operating revenues	$941,571	$567	$(866)	$941,272
Depreciation and amortization	117,924	672	—	118,596
Interest expense — net	70,239	98,660	(580)	168,319
Income (loss) before income taxes	515,327	(162,959)	—	352,368
Income tax provision (benefit)	193,764	(74,902)	—	118,862
Net income	321,563	233,506	(321,563)	233,506
Property, plant and equipment — net	4,833,545	12,981	—	4,846,526
Goodwill	950,163	—	—	950,163
Total assets (a) (b)	6,159,153	3,619,759	(3,513,894)	6,265,018
Capital expenditures	824,165	2,208	(4,785)	821,588

(a)              Reconciliation of total assets results primarily from differences in the netting of deferred tax assets and liabilities at our Regulated Operating Subsidiaries as compared to the classification in our consolidated statements of financial position.

(b)             Amounts reflect the change in the authoritative guidance on the presentation of deferred income taxes on the balance sheet. Refer to Notes 3 and 10 for more information.

19.          SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly earnings per share amounts may not sum to the totals for each of the years, since quarterly computation are based on weighted average common shares outstanding during each quarter.

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter	Year
2015
Operating revenues (a)(b)	$272,487	$275,058	$273,189	$224,034	$1,044,768
Operating income (a)(b)	149,452	158,408	149,644	103,213	560,717
Net income (a)(b)	67,132	72,336	65,573	37,365	242,406
Basic earnings per share	$0.43	$0.47	$0.42	$0.25	$1.57
Diluted earnings per share	$0.43	$0.46	$0.42	$0.24	$1.56
2014
Operating revenues (a)	$258,603	$263,214	$270,134	$231,097	$1,023,048
Operating income (a)	153,441	158,928	161,432	119,028	592,829
Net income (a)(c)	69,136	54,336	73,873	46,738	244,083
Basic earnings per share	$0.44	$0.34	$0.47	$0.30	$1.56
Diluted earnings per share	$0.43	$0.34	$0.47	$0.30	$1.54

(a)              During the year ended December 31, 2015 and the fourth quarter of 2014, we recognized an aggregate estimated regulatory liability for the potential refunds relating to the ROE complaints as described in Note 16, which resulted in a reduction in operating revenues and operating income of $115.1 million and $46.9 million and an estimated $73.2 million and $28.9 million reduction to net income for the years ended December 31, 2015 and 2014, respectively.

(b)             During the third and fourth quarters of 2015, we recognized an aggregate regulatory liability for the refund relating to the formula rate template modifications filing as described in Note 4, which resulted in a reduction in operating revenues and operating income of $9.5 million and an estimated $6.2 million reduction to net income for the year ended December 31, 2015.

(c)              During the second quarter of 2014, we incurred a loss on extinguishment of debt of $29.2 million related to the tender of ITC Holdings Senior Notes as described in Note 8, which resulted in an estimated reduction to net income of $18.2 million.

20.          SUBSEQUENT EVENTS

On February 9, 2016, Fortis Inc. (“Fortis”), FortisUS Inc. (“FortisUS”), Element Acquisition Sub Inc. (“Merger Sub”) and ITC Holdings entered into an agreement and plan of merger (the “Acquisition Agreement”), pursuant to which Merger Sub will merge with and into ITC Holdings, as a result of which ITC Holdings will become a subsidiary of FortisUS (the “Acquisition”). In the Acquisition, our shareholders will receive $22.57 in cash and 0.7520 Fortis common shares for each share of common stock of ITC Holdings. Upon completion of the Acquisition, ITC Holdings shareholders will hold approximately 27% of the common shares of Fortis. Fortis will apply to list its common shares on the New York Stock Exchange and will continue to have its shares listed on the Toronto Stock Exchange.

The closing of the Acquisition, expected to occur in late 2016, is subject to approval by ITC Holdings’ shareholders and the shareholders of Fortis, the satisfaction of other customary closing conditions and certain regulatory, state and federal approvals including, among others, those of the FERC, the Committee on Foreign Investment in the U.S., the U.S. Federal Trade Commission, the U.S. Department of Justice and various state utilities regulators. Many of these conditions are outside our control, and we cannot provide any assurance as to whether or when the Acquisition will be consummated or whether our shareholders will realize the anticipated benefits of completing the Acquisition. Also, if the Acquisition does not receive timely regulatory approval or if an event occurs that delays or prevents the Acquisition, such delay or failure to complete the Acquisition may cause uncertainty and other negative consequences that may materially and adversely affect our business, financial position and results of operations.

The Acquisition Agreement contains certain termination rights, including the right of ITC Holdings to terminate the Acquisition Agreement to accept a superior proposal (subject to compliance with certain notice and other requirements). In addition, subject to certain exceptions and limitations, ITC Holdings or Fortis may terminate the Acquisition Agreement if the Acquisition is not consummated by February 9, 2017 (as such date may be extended pursuant to the terms of the Acquisition Agreement). The Acquisition Agreement provides that, in connection with termination of the Acquisition Agreement by ITC Holdings or Fortis upon specified conditions, a termination fee of $245 million may be required to be paid by ITC Holdings or Fortis. If the Acquisition Agreement is terminated as a result of the failure to obtain certain regulatory approvals or due to a legal prohibition related to regulatory matters, a termination fee of $280 million will be payable by Fortis to ITC Holdings, subject to certain limitations.

In 2016, through the date of this filing, we have incurred an estimated amount of external legal, advisory and financial services fees and certain internal labor and associated costs related to the Acquisition of approximately $10 million. Amounts expensed during the year ended December 31, 2015 related to the Acquisition were not material. The external and internal costs related to the Acquisition will not be included as components of revenue requirement at our Regulated Operating Subsidiaries as they were incurred at ITC Holdings.

Per the Acquisition Agreement, prior to completion of the Acquisition, there are certain restrictions on our ability to pay dividends other than those paid in the ordinary course of business with record dates and payment dates consistent with our past practice. Management does not expect the restrictions to have an impact on our ability to pay dividends at the current level for the foreseeable future.

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.

CONDENSED STATEMENTS OF FINANCIAL POSITION (PARENT COMPANY ONLY)

	December 31,
(In thousands, except share data)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$8,185	$6,305
Accounts receivable from subsidiaries	38,010	42,665
Prepaid and other current assets	1,674	1,655
Total current assets	47,869	50,625
Other assets
Investment in subsidiaries	4,010,767	3,784,609
Deferred income taxes	21,241	25,887
Deferred financing fees (net of accumulated amortization of $6,670 and $4,700, respectively)	12,322	14,117
Other	64,098	67,376
Total other assets	4,108,428	3,891,989
TOTAL ASSETS	$4,156,297	$3,942,614
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,421	$2,431
Accrued payroll	24,123	23,502
Accrued interest	34,836	34,815
Debt maturing within one year	395,334	—
Other	7,084	4,266
Total current liabilities	464,798	65,014
Accrued pension and postretirement liabilities	61,609	69,562
Other	1,186	3,237
Long-term debt (net of discounts of $3,404 and $3,940, respectively)	1,919,633	2,135,244
STOCKHOLDERS’ EQUITY
Common stock, without par value, 300,000,000 shares authorized, 152,699,077 and 155,140,967 shares issued and outstanding at December 31, 2015 and 2014, respectively	829,211	923,191
Retained earnings	875,595	741,550
Accumulated other comprehensive income	4,265	4,816
Total stockholders’ equity	1,709,071	1,669,557
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,156,297	$3,942,614

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.

CONDENSED STATEMENTS OF OPERATIONS (PARENT COMPANY ONLY)

	Year Ended December 31,
(In thousands)	2015	2014	2013
Other income	$996	$786	$1,487
General and administrative expense	(5,526)	(7,336)	(56,707)
Interest expense	(106,442)	(105,411)	(98,660)
Loss on extinguishment of debt	—	(29,205)	—
Other expense	(163)	(196)	(3,609)
LOSS BEFORE INCOME TAXES	(111,135)	(141,362)	(157,489)
INCOME TAX BENEFIT	(45,652)	(55,646)	(72,798)
LOSS AFTER TAXES	(65,483)	(85,716)	(84,691)
EQUITY IN SUBSIDIARIES’ NET EARNINGS	307,889	329,799	318,197
NET INCOME	$242,406	$244,083	$233,506

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (PARENT COMPANY ONLY)

	Year Ended December 31,
(In thousands)	2015	2014	2013
NET INCOME	$242,406	$244,083	$233,506
OTHER COMPREHENSIVE (LOSS) INCOME
Derivative instruments (net of tax of $967, $1,897 and $16,087 for the years ended December 31, 2015, 2014 and 2013, respectively)	(375)	(1,479)	24,304
Available-for-sale securities (net of tax of $126, $18 and $46 for the years ended December 31, 2015, 2014 and 2013, respectively)	(176)	(32)	71
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX	(551)	(1,511)	24,375
TOTAL COMPREHENSIVE INCOME	$241,855	$242,572	$257,881

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.

CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

	Year Ended December 31,
(In thousands)	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$242,406	$244,083	233,506
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries’ earnings	(307,889)	(329,799)	(318,197)
Dividends from subsidiaries	185,303	224,167	169,973
Deferred and other income taxes	(116,243)	(122,413)	(117,956)
Loss on extinguishment of debt	—	29,205	—
Intercompany tax payments from subsidiaries	120,863	124,315	112,008
Share-based compensation expense	17,674	14,652	15,667
Other	3,108	2,852	(226)
Changes in assets and liabilities, exclusive of changes shown separately:
Accounts receivable from subsidiaries	3,158	1,304	(979)
Prepaid and other current assets	92	4,154	16,948
Accounts payable	990	(3,869)	(2,294)
Accrued payroll	621	1,572	1,190
Accrued interest	21	(2,671)	6,501
Accrued taxes	8,996	11,147	(179)
Tax benefit on the excess tax deduction of share-based compensation	(11,707)	(7,767)	(4,302)
Other current liabilities	2,416	(2,425)	2,278
Other non-current assets and liabilities, net	6,006	3,078	12,465
Net cash provided by operating activities	155,815	191,585	126,403
CASH FLOWS FROM INVESTING ACTIVITIES
Equity contributions to subsidiaries	(263,150)	(348,661)	(339,770)
Return of capital from subsidiaries	161,075	126,900	96,120
Proceeds from sale of marketable securities	673	495	20,844
Purchases of marketable securities	(10,422)	(6,091)	(22,250)
Other	(750)	(984)	—
Net cash used in investing activities	(112,574)	(228,341)	(245,056)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt	—	398,664	548,484
Borrowings under revolving credit agreement	838,900	533,900	222,800
Borrowings under term loan credit agreements	—	60,000	390,000
Net issuance of commercial paper, net of discount	94,630	—	—
Retirement of long-term debt - including extinguishment of debt costs	—	(248,625)	(267,000)
Repayments of revolving credit agreement	(754,700)	(480,400)	(252,400)
Repayments of term loan credit agreements	—	(39,000)	(450,000)
Issuance of common stock	13,635	20,713	10,042
Dividends on common and restricted stock	(108,275)	(95,595)	(84,129)
Repurchase and retirement of common stock	(137,081)	(134,284)	(4,885)
Tax benefit on the excess tax deduction of share-based compensation	11,707	7,767	4,302
Advance for forward contract of accelerated share repurchase program	—	(20,000)	—
Return of unused advance for forward contract of accelerated share repurchase program	—	20,000	—
Other	(177)	(6,932)	5,746
Net cash (used in) provided by financing activities	(41,361)	16,208	122,960
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,880	(20,548)	4,307
CASH AND CASH EQUIVALENTS — Beginning of period	6,305	26,853	22,546
CASH AND CASH EQUIVALENTS — End of period	$8,185	$6,305	$26,853

Supplementary cash flows information:
Interest paid (net of interest capitalized)	$103,915	$105,817	$90,224
Income taxes paid — net	55,722	44,524	20,092
Supplementary non-cash investing and financing activities:
Equity transfers to subsidiaries	1,497	6,227	6,213

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

1.      GENERAL

For ITC Holdings Corp’s (“ITC Holdings,” “we,” “our” and “us”) presentation (Parent Company only), the investment in subsidiaries is accounted for using the equity method. The condensed parent company financial statements and notes should be read in conjunction with the consolidated financial statements and notes of ITC Holdings appearing in this Annual Report on Form 10-K.

As a holding company with no business operations, ITC Holdings’ assets consist primarily of investments in our subsidiaries. ITC Holdings’ material cash inflows are only from dividends and other payments received from our subsidiaries, the proceeds raised from the sale of debt and equity securities, issuances under our commercial paper program and borrowings under our revolving credit agreement. ITC Holdings may not be able to access cash generated by our subsidiaries in order to fulfill cash commitments or pay dividends to shareholders. The ability of our subsidiaries to make dividend and other payments to us is subject to the availability of funds after taking into account their respective funding requirements, the terms of their respective indebtedness, the regulations of the FERC under the FPA and applicable state laws. In addition, there are practical limitations on using the net assets of each of our Regulated Operating Subsidiaries as of December 31, 2015 for dividends based on management’s intent to maintain the FERC-approved capital structure targeting 60% equity and 40% debt for each of our Regulated Operating Subsidiaries. Management does not expect maintaining this targeted capital structure to have an impact on our ability to pay dividends at the current level in the foreseeable future. Each of our subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us.

2.      DEBT

As of December 31, 2015, the maturities of our debt outstanding were as follows:

(In thousands)
2016	$395,344
2017	50,000
2018	385,000
2019	137,700
2020	200,000
2021 and thereafter	1,150,340
Total	$2,318,384

Refer to Note 8 to the consolidated financial statements for a description of the ITC Holdings Senior Notes, the ITC Holdings Revolving and Term Loan Credit Agreements, the ITC Holdings Commercial Paper Program and related items.

Based on the borrowing rates obtained from third party lending institutions currently available for bank loans with similar terms and average maturities from active markets, the fair value of the ITC Holdings Senior Notes was $2,059.4 million and $2,126.1 million at December 31, 2015 and 2014, respectively. The total book value of the ITC Holdings Senior Notes, net of discount, was $1,921.3 million and $1,920.7 million at December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014, we had a total of $298.7 million and $214.5 million, respectively, outstanding under our revolving and term loan credit agreements, which are variable rate loans. The fair value of these loans approximates book value based on the borrowing rates currently available for variable rate loans obtained from third party lending institutions. These fair values represent Level 2 under the three-tier hierarchy described in Note 12 to the consolidated financial statements. At December 31, 2015, ITC Holdings had $95.0 million of commercial paper issued and outstanding under the commercial paper program established in 2015. Due to the short-term nature of these financial instruments, the carrying value approximates fair value.

Covenants

Our debt instruments contain numerous financial and operating covenants that place significant restrictions on certain transactions, such as incurring additional indebtedness, engaging in sale and lease-back transactions, creating liens or other encumbrances, entering into mergers, consolidations, liquidations or dissolutions and paying dividends. In addition, the covenants require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios. At December 31, 2015, we were not in violation of any debt covenant.

3.      RELATED-PARTY TRANSACTIONS

Our related-party transactions during 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
(In millions)	2015	2014	2013
Equity contributions to subsidiaries	$263.2	$348.7	$339.8
Dividends from subsidiaries (a)	185.3	224.2	170.0
Return of capital from subsidiaries (a)	161.1	126.9	96.1

Income taxes paid to ITC Holdings from: (b)
ITCTransmission	$36.4	$38.1	$39.1
MTH	39.0	41.4	30.0
ITC Midwest	31.0	34.3	33.6
ITC Great Plains	14.5	10.6	9.4

(a)     Includes ITCTransmission, MTH, ITC Midwest and other subsidiaries.

(b)             The income tax payments to ITC Holdings from subsidiaries were pursuant to intercompany tax sharing arrangements and the total of these tax payments is presented as a cash inflow from operating activities in the condensed parent company statements of cash flows. Other reconciling items between the parent company and the consolidated tax liabilities are presented as deferred and other income taxes in the adjustments to reconcile net income to net cash provided by operating activities.

SCHEDULE F — SUPPLEMENTARY ITC INFORMATION

This Schedule F has been prepared using selected extracts from ITC’s definitive Proxy Statement dated April 9, 2015 relating to (i) the directors of ITC, (ii) ITC’s approach to corporate governance, and (iii) ITC’s approach to executive and director compensation. For purposes of this Schedule F references to “we”, “our” and “us” refer to ITC Holdings Corp. Please refer to “Glossary” below for a list of defined terms used in this Schedule F. The information contained in this Schedule F has been furnished by ITC . Although Fortis does not have any knowledge that would indicate that such information relating to ITC is untrue or incomplete, neither Fortis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by ITC to disclose events or information regarding ITC that may affect the completeness or accuracy of such information. References in this Schedule F to “dollars” or “$” are to lawful currency of the United States of America.

GLOSSARY

Unless otherwise noted or the context requires, all references in this Schedule F to:

“Board”, “Board of Directors” and “our Board” are references to the ITC board of directors.

“Company”, are references to ITC.

“DTE Energy” are references to DTE Energy Company.

“Fortis” are references to Fortis Inc.

“ITC” are references to ITC Holdings Corp.

“ITC Midwest” are references to ITC Midwest LLC.

“ITCTransmission” are references to International Transmission Company.

“Management” are references to ITC management.

“METC” are references to Michigan Electric Transmission Company, LLC.

“NYSE” are references to the New York Stock Exchange.

“SEC” are references to the United States Securities and Exchange Commission.

“Shareholder” and “Shareholders” are references to the shareholders of ITC.

DIRECTORS OF ITC

Albert Ernst, 66. Mr. Ernst became a Director of the Company in August 2014. Mr. Ernst is a retired member of the law firm of Dykema Gossett PLLC, where he served as director of Dykema’s Energy Industry Group. His experience with companies in the public utility, energy, transmission, telecommunications and rural electric cooperative fields spans more than three decades. With Dykema, Mr. Ernst worked with leading energy clients including International Transmission Company and Michigan Electric Transmission Company. Prior to joining Dykema in 1979, Mr. Ernst was an assistant attorney general for the State of Michigan. He also served as a consultant on utility-related matters to the U.S. Department of Defense, the Department of Energy and the General Services Administration. The Board selected Mr. Ernst to serve as a director due to his lifelong career in the energy industry, as well as his invaluable experience with public utility and energy matters and decades of experience in the practice of law.

Christopher H. Franklin, 49. Mr. Franklin became a Director of the Company in August 2011. Mr. Franklin currently serves as President and Chief Operating Officer, Regulated Operations at Aqua America, Inc., a water and wastewater utility holding company, a position he has held since December 2011. Prior to this appointment, Mr. Franklin served as Regional President, Midwest and Southern Operations and Senior Vice President of Corporate and Public Affairs from 2010 to 2011 and Regional President, Southern Operations and Senior Vice President of Customer Operations & Public Affairs from 2007 to 2010 and has served in a variety of other operations, customer service and public affairs positions since joining Aqua America, Inc. in 1993. Prior to joining Aqua America, Inc., Mr. Franklin served as Regional Civic and Economic Development Officer for Peco Energy (Exelon) from 1990 to 1992. He began his career in 1987 as Congressional Aide to U.S. Congressman Richard Schulze. Mr. Franklin currently sits on the Board of the Magee Rehabilitation Hospital and the Walnut Street Theatre. He also has served as a Director on the Southeastern Pennsylvania Transportation Authority. The Board selected Mr. Franklin to serve as a director due to his significant experience in the utility industry, as well as his knowledge of public policy matters.

Edward G. Jepsen, 71. Mr. Jepsen became a Director of the Company in July 2005. Since December 2010, Mr. Jepsen has served as the Chairman and CEO of Coburn Technologies, Inc., a privately held manufacturer and servicer of ophthalmic lens processing equipment. Mr. Jepsen currently serves as a director and is chair of the audit committee and a member of the nominating and corporate governance committee of the board of directors of Amphenol Corporation, a publicly traded manufacturer of electrical, electronic and fiber optic connectors, interconnect systems and cable. Until December 2010, Mr. Jepsen served as a director and chairman of the audit and finance committee and member of the compensation committee of Gerber Scientific, Inc. Mr. Jepsen served as Executive Vice President and Chief Financial Officer of Amphenol Corporation from 1989 to 2004. Prior to joining Amphenol Corporation, Mr. Jepsen worked at Price Waterhouse LLP from 1969 to 1988, ultimately attaining the position of partner. The Board selected Mr. Jepsen to serve as a director because of the expansive financial and accounting experience he obtained as a chief financial officer and Certified Public Accountant. Mr. Jepsen is an “audit committee financial expert” as defined in applicable SEC and NYSE rules.

David R. Lopez, 63. Mr. Lopez became a Director of the Company in August 2014. Mr. Lopez currently serves as a director and a member of the Independent Directors’ committee of BancFirst Corporation. Mr. Lopez served as interim superintendent of Oklahoma City Public Schools from 2013 to 2014. Mr. Lopez served as Oklahoma’s Secretary of Commerce and Tourism from 2011 to 2013 and as the Executive Director of the Oklahoma Department of Commerce from 2011 to 2012 where he was responsible for overseeing the state’s economic development efforts while serving on the governor’s cabinet. Mr. Lopez served as the president of the American Fidelity Foundation, a private foundation, from 2006 to 2011 and was President of Downtown Oklahoma City, Inc., a non-profit organization, from 2004 to 2006. In 2003, he served as Vice President of Development for the Oklahoma Arts Institute and from 1979 to 2001 Mr. Lopez held various officer positions with SBC Communications, Inc., now

AT&T, including President of SBC’s Oklahoma and Texas operations. The Board selected Mr. Lopez to serve as director due to his experience in local government in one of our markets and his familiarity with the South Central states in which the Company operates and conducts business.

Hazel R. O’Leary, 78. Ms. O’Leary became a Director of the Company in July 2007. Ms. O’Leary served as the President of Fisk University in Nashville, Tennessee from 2004 through February 2013 and currently serves on the boards of directors of the Nashville Alliance for Public Education, Nashville Business Community for the Arts, World Wildlife Fund, Arms Control Association and CAMAC Energy Inc. Ms. O’Leary served as an Assistant Attorney General and Assistant Prosecutor in the state of New Jersey and was appointed to the Federal Energy Administration under President Gerald Ford and to the United States Department of Energy under President Jimmy Carter. Ms. O’Leary worked in the private sector as a principal at the independent public accounting firm of Coopers and Lybrand from 1977 to 1979. In 1981 she was named Vice President and General Counsel of O’Leary and Associates, a company focused on international economics as related to energy issues. She served in that capacity until 1989 and then returned as President from 1997 to 2001. In 1989, she became Executive Vice President for Environmental and Public Affairs for the Minnesota Northern States Power Company and in 1992 she was promoted to President of the holding company’s gas distribution subsidiary. Ms. O’Leary served as the United States Secretary of Energy from 1993 to 1997 and as President and Chief Operating Officer for the investment banking firm Blaylock and Partners in New York from 2000 to 2002. Ms. O’Leary also served on the board of directors of UAL Corporation from 1999 to 2005. The Board selected Ms. O’Leary to serve as a director due to her unique combination of experience in government and in the utility industry.

Thomas G. Stephens, 66. Mr. Stephens became a Director of the Company in November 2012. Mr. Stephens retired in April 2012 from General Motors Company, a designer, manufacturer and marketer of vehicles and automobile parts, after 43 years with the company. Prior to his retirement, Mr. Stephens served as Vice Chairman and Chief Technology Officer from February 2011 to April 2012, Vice Chairman, Global Product Operations from 2009 to 2011, Vice Chairman, Global Product Development in 2009, Executive Vice President, Global Powertrain and Global Quality from 2008 to 2009, Group Vice President, Global Powertrain and Global Quality from 2007 to 2008, Group Vice President, General Motors Powertrain from 2001 to 2007 and has served in a variety of other engineering and operations positions. Mr. Stephens currently is Vice Chairman of the Board of FIRST (For Inspiration and Recognition of Science and Technology in Michigan Robotics), Chairman of the Board of the Michigan Science Center and sits on the Board of Managers of Warehouse Technologies LLC and Board of Directors of xF Technologies Inc. The Board selected Mr. Stephens to serve as a director because of his strong technical and engineering background as well as his experience and proven leadership capabilities assisting a large organization to achieve its business objectives.

G. Bennett Stewart, III, 62.* Mr. Stewart became a Director of the Company in July 2006. In 1982, he co-founded Stern Stewart & Co., a global management consulting firm, where he served as Senior Partner until March 2006. Since then, Mr. Stewart has served as Chief Executive Officer of EVA Dimensions, a firm that offers corporate financial benchmark data, software tools for corporate financial intelligence, performance management, valuation modeling and executive decision support, and equity research services. Mr. Stewart has written and lectured widely in his 30 year professional career on topics such as accounting for value and management incentive plans. The Board selected Mr. Stewart to serve as a director because of his vast experience with executive compensation valuation and his unique insight into corporate governance matters.

Lee C. Stewart, 66.* Mr. Stewart, an independent financial consultant, became a Director of the Company in August 2005. Mr. Stewart currently serves as a director, chair of the compensation committee and a member of the finance committee of P.H. Glatfelter Company, as a director, chair of the compensation committee and member of the audit committee of AEP Industries, Inc. From May 2013 to October 2014, Mr. Stewart served as a director, chair of the conflicts committee and a member of the audit committee of

Momentive Performance Materials Inc. Mr. Stewart also served as director, chair of the human resources and compensation committee and member of the audit committee of Marsulex, Inc. from 2000 to 2011 when the company was sold and ceased to exist. Previously, Mr. Stewart was Executive Vice President and Chief Financial Officer of Foamex International, Inc., a publicly traded manufacturer of flexible polyurethane and advanced polymer foam products, in 2001 and was Vice President responsible for all areas of Treasury at Union Carbide Corp., a chemicals and polymers company, from 1996 to 2001. Prior to that, Mr. Stewart was an investment banker for over 25 years. The Board selected Mr. Stewart to serve as a director due to his extensive knowledge of finance and capital raising through his experience as a treasury officer and an investment banker, which are critical elements in the execution of our business strategy. Mr. Stewart is also an “audit committee financial expert” as defined in applicable SEC and NYSE rules.

Joseph L. Welch, 66. Mr. Welch has been a Director and the President and Chief Executive Officer of the Company since it began operations in 2003 and served as its Treasurer until April 2009. Mr. Welch has also served as Chairman of the Board of Directors of the Company since May 2008. As the founder of ITCTransmission, Mr. Welch has had overall responsibility for the Company’s vision, foundation and transformation into the first independently owned and operated electricity transmission company in the United States. Mr. Welch worked for Detroit Edison Company, or Detroit Edison, and subsidiaries of DTE Energy Company, which we refer to collectively as DTE Energy, from 1971 to 2003. During that time, he held positions of increasing responsibility in the electricity transmission, distribution, rates, load research, marketing and pricing areas, as well as regulatory affairs that included the development and implementation of regulatory strategies. The Board selected Mr. Welch to serve as a director because he is the Company’s President and Chief Executive Officer and he possesses unparalleled expertise in the electric transmission business.

EXPERIENCE,
QUALIFICATIONS, ATTRIBUTES								BENNETT	LEE
AND SKILLS	WELCH	ERNST	FRANKLIN	JEPSEN	LOPEZ	O’LEARY	STEPHENS	STEWART	STEWART
Utility Industry Experience is a positive attribute as it greatly increases a director’s understanding of our business and its management.	X	X	X		X	X
Regulatory/Energy Policy Experience is beneficial given the heavily regulated industry in which we operate.	X	X	X		X	X	X
Financial Expertise is important given our use of financial targets as measures of success and the importance of accurate financial reporting and robust internal auditing.			X	X				X	X
Legal/Government Experience is useful in our industry as we are in a highly regulated industry directly affected by governmental actions.		X	X		X	X	X
Leadership Experience is critical because we want directors with the experience and knowledge to advise our management team on a wide range of issues.	X		X	X	X	X	X	X	X

* G. Bennett Stewart, III and Lee C. Stewart are not related.

Biographical information regarding Mr. Museler who is not standing for reelection is set forth below.

William J. Museler, 74. Mr. Museler is an independent energy consultant. He became a Director of the Company in November 2006. Previously, he served as President and CEO of the New York Independent System Operator from 1999 to 2005. Prior to his service at NYISO, Mr. Museler held senior positions at the Tennessee Valley Authority from 1991 to 1999, Long Island Lighting Company from 1973 to 1991 and Brookhaven National Laboratory from 1967 to 1973. He has served as a federal representative for the North American Electric Reliability Council and as chairman of the Southeastern Electric Reliability Council. He was a member of the Secretary of Energy’s Energy Advisory Board from 2001 to 2005 and is currently a director of the Independent Electric System Operator in Toronto, Ontario, Canada. The Board selected Mr. Museler to serve as a director due to his lifelong career in the utility industry, as well as his invaluable experience with electric reliability matters.

CORPORATE GOVERNANCE

Director Independence

Based on the absence of any material relationship between them and us, other than their capacities as directors and shareholders, the Board has determined that Ms. O’Leary and Messrs. Ernst, Franklin, Jepsen, Lopez, Museler, Stephens, Bennett Stewart, and Lee Stewart are “independent” under applicable NYSE and SEC rules for board members. In addition, our Board has determined that, as the committees are currently constituted, all of the members of the Audit and Finance Committee, the Compensation Committee and the Nominating/Corporate Governance Committee are “independent” under applicable NYSE and SEC rules. None of the directors determined to be independent is or ever has been employed by us. The Company has made charitable contributions of less than $1 million each to organizations with which certain of our directors have affiliations. The Board determined that these contributions would not interfere with the exercise of independent judgment by these directors in carrying out their responsibilities.

Mr. Ernst, who became a director of the Company on August 13, 2014, was a member of the law firm Dykema Gossett PLLC until he retired in August 2014. We made payments for legal services to the Dykema law firm amounting to less than 5% of its gross revenues during each of the last three calendar years. However, as a former member of Dykema who has no consulting or employment relationship with that firm, Mr. Ernst has no financial or other interest in payments made to that firm following his retirement. Our Board considered this former relationship when determining that Mr. Ernst is independent and determined that this relationship was not material and was unlikely to affect his ability to act as an independent board member.

Meetings and Committees of the Board of Directors

During 2014, our Board held eight meetings. Each director attended 75% or more of the total number of meetings of the Board and committees of which he or she was a member in 2014. Mr. Lee Stewart was selected by our Board as Lead Director and to chair its executive sessions. These sessions were held several times throughout the year.

Our policy is that all members of our Board are expected, absent a valid reason, to attend our annual shareholders’ meetings. All directors who were serving as such at the time of last year’s annual shareholders’ meeting attended the meeting.

Our Board has several standing committees, including but not limited to an Audit and Finance Committee, Compensation Committee, Nominating/Corporate Governance Committee and Operations Committee. The Board has adopted a written charter for each of these committees. The charters and our corporate governance guidelines are accessible on our website at www.itc-holdings.com through the “Corporate Governance” link on the “Investors” page.

Audit and Finance Committee

The Audit and Finance Committee met 8 times during 2014. The members of the Audit and Finance Committee are Messrs. Ernst, Franklin, Jepsen, Bennett Stewart and Lee Stewart, with Mr. Bennett Stewart serving as Chair. Mr. Ernst was appointed to Audit and Finance Committee on November 6, 2014. The Board has determined that Messrs. Jepsen and Lee Stewart are “audit committee financial experts,” as that term is defined under SEC rules, and that all members of the Audit and Finance Committee satisfy all independence and other qualifications for Audit and Finance Committee members set forth in applicable NYSE and SEC rules. Our Audit and Finance Committee is responsible for, among other things, (1) selecting our independent public accountants, (2) approving the overall scope of the audit, (3) assisting our Board in monitoring the integrity of our financial statements, the independent public accountant’s qualifications and independence, the performance of the independent public accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing a report of our independent public accountants describing the firm’s internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the firm, (5) discussing our annual audited and quarterly unaudited financial statements with management and our independent public accountants, (6) meeting separately and periodically with our management, internal auditors and independent public accountants, (7) reviewing with our independent public accountants any audit problems or difficulties and management’s response, (8) setting clear hiring policies for employees or former employees of our independent public accountants, and (9) handling such other matters that are specifically delegated to the Audit and Finance Committee by our Board from time to time, as well as other matters as set forth in the committee’s charter.

Audit and Finance Committee Report

In accordance with its written charter, the Audit and Finance Committee provides assistance to our Board in fulfilling the Board’s responsibility to our shareholders, potential shareholders and investment community relating to independent registered public accounting firm oversight, corporate accounting, reporting practices and the quality and integrity of the financial reports, including our internal controls over financial reporting.

The Audit and Finance Committee received and reviewed a formal written statement from Deloitte & Touche LLP, our independent registered public accounting firm, describing all relationships between Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, to whom we refer collectively as Deloitte, and us that might bear on Deloitte’s independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, discussed with Deloitte any relationships that may impact their objectivity and independence, and satisfied itself as to Deloitte’s independence.

The Audit and Finance Committee discussed with Deloitte the matters required to be discussed by Auditing Standard No. 16, “Communications with Audit Committees” issued by the Public Company Accounting Oversight Board, and, with and without management present, discussed and reviewed the results of Deloitte’s examination of the consolidated financial statements.

The Audit and Finance Committee reviewed and discussed with management and Deloitte our consolidated audited financial statements as of and for the year ended December 31, 2014.

Based on the above-mentioned reviews and discussions with management and Deloitte, the Audit and Finance Committee approved the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2014 for filing with the SEC.

ALBERT ERNST                CHRISTOPHER H. FRANKLIN                EDWARD G. JEPSEN

G. BENNETT STEWART                 LEE C. STEWART

Compensation Committee

The Compensation Committee met seven times during 2014. The current members of the Compensation Committee are Ms. O’Leary and Messrs. Lopez, Museler, and Stephens, with Mr. Museler serving as Chair. Mr. Lopez was appointed to the Compensation Committee on November 6, 2014. Until January 9, 2014, the members of the Compensation Committee were Ms. O’Leary and Messrs. Museler, Stephens and former director J.C. Watts, Jr., with Mr. Museler serving as Chair. All members of the Compensation Committee satisfy all independence and other qualifications for Compensation Committee members set forth in applicable NYSE rules. The Compensation Committee is responsible for (1) reviewing employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and recommending to the full Board of Directors the compensation of our Chief Executive Officer, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans and (7) such other matters that are specifically delegated to the Compensation Committee by our Board from time to time. The Compensation Committee has the sole authority to retain or receive advice from an advisor or consultant but only after taking into consideration, to the extent required by NYSE rules, all factors the Committee deems relevant to such advisor’s independence from management. With respect to any advisor or consultant retained by the Committee, the Committee is directly responsible for such appointment, determining the terms and fees of any such retention and overseeing the work performed by the advisor or consultant. The Compensation Committee is entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee met five times during 2014. Until February 2014, the members of the Nominating/Corporate Governance Committee were Ms. O’Leary, and Mr. Jepsen, with Ms. O’Leary serving as Chair. From February 2014 until November 2014, the members of the Nominating/Corporate Governance Committee were Ms. O’Leary, and Messrs. Jepsen and Bennett Stewart, with Ms. O’Leary serving as Chair. The current members of the Nominating/Corporate Governance Committee are Ms. O’Leary, and Messrs. Jepsen, Lopez and Bennett Stewart, with Ms. O’Leary serving as Chair. The Nominating/Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to our Board individuals qualified to become directors, (3) overseeing evaluations of our Board, its members and its committees and (4) handling such other matters that are specifically delegated to it by our Board from time to time. In identifying candidates for director, the Nominating/Corporate Governance Committee considers suggestions from incumbent directors, management or others, including shareholders. The committee also may retain the services of a consultant from time to time to identify qualified candidates for director. The committee reviews all candidates in the same manner without regard to who suggested the candidate. The committee selects candidates to meet with management and conduct an initial interview with the committee. Candidates whom the committee believes would be valuable additions to the Board are recommended to the full Board for election. Individuals recommended by shareholders for nomination as a director should be submitted to our Corporate Secretary and, if submitted in accordance with the procedures set forth in our annual proxy statement, will be forwarded to the Nominating/Corporate Governance Committee for consideration.

As stated in the committee’s charter, in selecting candidates, the committee will consider all factors it believes appropriate, which may include (1) ensuring that the Board of Directors, as a whole, is diverse and consists of individuals with various and relevant career experience, technical skill, industry knowledge and experience, financial expertise, local or community ties, and (2) individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and an ability to work collegially. Although it has no formal policy with regard to diversity, the Nominating/Corporate Governance Committee believes that the Board will function best when its members possess a broad range of backgrounds and expertise so that the Board as a whole reflects diverse but complementary skills and viewpoints.

Operations Committee

The Operations Committee met four times during 2014. The current members of the Operations Committee are Messrs. Ernst, Franklin, Museler, Stephens and Lee Stewart, with Mr. Franklin serving as Chair. Mr. Ernst was appointed to the Operations Committee on November 6, 2014. The Operations Committee is responsible for (1) determining whether the Company has appropriate policies and management systems in place with respect to security, safety, environmental, health and reliability matters, (2) ensuring that the policies and their implementation support the Company’s overall business objectives and meet the Company’s obligations to its shareholders, employees and regulators, (3) monitoring and reviewing compliance with applicable laws, rules, regulations and industry standards, and management’s criteria for determining compliance of the Company’s security, safety, environmental, health and reliability policies and procedures, and reviewing performance against these criteria annually, (4) investigating any matter of interest or concern that the Committee deems appropriate while having sole authority to retain and terminate advisors, outside counsel or other experts for this purpose, (5) overseeing and reviewing issues and concerns which affect or could affect the Company’s security, safety, environmental, health and reliability practices, (6) reviewing the scope, effectiveness, cost, objectivity and independence of security, safety, environmental, health and reliability related audits, reviewing any significant findings of internal and external audits and investigations and making recommendations to the Board of Directors as the Committee deems appropriate, (7) monitoring the adequacy of the Company’s operational risk management process and reviewing the operational contingency planning process within the Company to ensure all security, safety, environmental, health and reliability risks are identified and that appropriate risk management processes are in place, (8) reviewing actions taken by the Company’s management with respect to any security, safety, environmental, health and reliability deficiencies identified or improvements recommended, (9) reviewing periodically reports from the Company’s management regarding (i) the Company’s performance with respect to security, safety, environmental, health and reliability matters and compliance with applicable laws, (ii) significant risks to, and the physical and cyber security of, the Company’s facilities and IT systems, (iii) significant security, safety, environmental, health and reliability related litigation and regulatory proceedings in which the Company is or may become involved and (iv) significant legislation or regulations, judicial decisions or other agreements, public policies or other developments involving security, safety, environmental, health and reliability matters in the electricity transmission sector that will or may have a material effect on the Company’s business, (10) reporting regularly to the Board of Directors and (11) carrying out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the committee.

Board Leadership Structure / Role in Risk Oversight and Management

The Board believes that Mr. Welch, the Company’s President and Chief Executive Officer, is best situated to serve as Chairman of the Board because he is ultimately responsible for overseeing the day-to-day operation of the Company, identifying Company priorities and opportunities, and executing the Company’s strategic plan. The Board also believes having Mr. Welch as Chairman better promotes the flow of information between management and the Board than would a chairman who is an outside director. The Board further believes that independent oversight of management is an important component of an effective board of directors and is essential to effective governance and has therefore appointed Mr. Lee Stewart as Lead Director of the Board. The roles and responsibilities of the Lead Director include:

•      Providing general leadership of the affairs of the independent directors;

•                  Presiding over all executive sessions of the Board and all other meetings at which the Chairman is not present, including summarizing discussions and communicating the same back to the Chairman;

•                  Serving as primary liaison between the independent directors and the Chairman, including facilitating organization and communication among the independent directors;

•                  In conjunction with the Chair of the Nominating/Corporate Governance Committee, identifying underperforming directors and providing appropriate counseling for improvement;

•      Participating in performance evaluations of the CEO;

•      Providing advice and consultation to the Chairman and CEO;

•      Being available to consult with Committee Chairs;

•                  Being available to discuss with any director any concerns that s/he may have regarding the Board, the Company, or the management team;

•                  Being available as appropriate for consultation and direct communications with shareholders, customers, and other key constituents of the Company;

•      Providing leadership of the independent directors in anticipating and responding to crisis; and

•      Fulfilling such other duties as the Board may provide from time to time.

The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director, is appropriate and in the best interest of shareholders because it provides the appropriate balance between company-specific expertise and independent management and risk oversight.

The Board and its Committees play an active role in overseeing management of the Company’s risks. The Audit and Finance Committee reviews financial risks including those related to internal controls and the annual financial audit, financial reporting, credit and liquidity. The Compensation Committee oversees the management of risks associated with the Company’s executive compensation plans and arrangements. The Nominating/Corporate Governance Committee reviews and manages risks related to director independence and corporate governance. The Operations Committee oversees the risks associated with reliability compliance obligations, Company security plans, safety programs and environmental regulations. The full Board is regularly informed of and consulted about such risks through quarterly Committee reports as well as quarterly reports provided by members of the Company’s senior management team.

Shareholder Communications

Shareholder Proposals. Any proposal by a shareholder of the Company to be considered for inclusion in the proxy statement for the 2016 annual meeting must be received by Wendy McIntyre, our Corporate Secretary, by the close of business on December 11, 2015. Such proposals should be addressed to her at our principal executive offices and should satisfy the informational requirements applicable to shareholder proposals contained in the relevant SEC rules. If the date for the 2016 Annual Meeting is significantly different than the first anniversary of the 2015 Annual Meeting, SEC Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides for an adjustment to the notice period described above.

For shareholder proposals not sought to be included in our proxy statement, Section 4.11 of our Bylaws provides that, in order to be properly brought before the 2016 Annual Meeting, written notice of such proposal, along with the information required by Section 4.11, must be received by our Corporate Secretary at our principal executive offices no earlier than the close of business on January 21, 2016 and no later than February 20, 2016. If the 2016 annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2015 annual meeting, then notice of such proposal must be given not earlier than the close of business on the 120th day before the meeting and not later than the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. A proponent must also update the information provided in or with the notice at the times specified in our Bylaws.

Only persons who are shareholders both as of the giving of notice and the date of the shareholder meeting and who are eligible to vote at the shareholder meeting are eligible to propose business to be brought before a shareholder meeting. The proposing shareholder (or his qualified representative) must attend the shareholder meeting in person and present the proposed business in order for the proposed business to be considered.

Nominees. Shareholders proposing director nominees at the 2016 annual meeting of shareholders must provide written notice of such intention, along with the other information required by Section 4.11 of our Bylaws, to our Corporate Secretary at our principal executive offices no earlier than the close of business on January 21, 2016 and no later than the close of business on February 20, 2016. If the 2016 annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2015 annual meeting, then the notice and information must be given not earlier than the close of business on the 120th day before the meeting and not later than the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. Notwithstanding the foregoing, if the number of directors to be elected is increased and there is no public disclosure regarding such increase or naming all of the nominees for director at least 100 days prior to the first anniversary of the prior year’s annual meeting, then shareholder notice with regard to nomination of directors shall be considered timely if received by our Corporate Secretary no later than the tenth day following public disclosure of the increase in the number of directors to be elected. A proponent must also update the information provided in or with the notice at the times specified by our Bylaws. Nomination notices which do not contain the information required by our Bylaws or which are not delivered in compliance with the procedure set forth in our Bylaws will not be considered at the shareholder meeting.

Only persons who are shareholders both as of the giving of notice and the date of the shareholder meeting and who are eligible to vote at the shareholder meeting are eligible to nominate directors. The nominating shareholder (or his qualified representative) must attend the shareholder meeting in person and present the proposed nominee in order for the proposed nominee to be considered.

The Nominating/Corporate Governance Committee’s policy is to review the qualifications of candidates submitted for nomination by shareholders and evaluate them using the same criteria used to evaluate candidates submitted by the Board for nomination.

Communications with the Board. A person who wishes to communicate directly with our Board or with an individual director should send the communication, addressed to the Board or the individual director, to our executive offices and the communication will be forwarded to the director or directors to whom it is addressed.

Special Meetings of Shareholders. In February 2015, the Board amended our Bylaws to provide that a special meeting of shareholders shall be called by the president or secretary upon the request of shareholders who are not “market participants” (as defined in regulations of the Federal Energy Regulatory Commission), own at least 25% of the outstanding common stock of the Company and have held that amount as a net long position continuously for at least one year. The Board’s position continues to be that special meetings should be held only to cover extraordinary events when fiduciary or strategic considerations dictate that the matter be addressed before the next annual meeting. However, because holders of a substantial number of shares supported a shareholder proposal on this subject last year and a similar proposal was made for the Company’s 2015 annual meeting, the Board decided to reconsider the existing Bylaws provision and determined to reduce the ownership requirement from a majority to 25% of the outstanding shares.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, executive officers and directors, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Business Conduct and Ethics, as currently in effect (together with any amendments that may be adopted from time to time), is available on our website at www.itc-holdings.com through the “Corporate Governance” link on the “Investors” page. In the future, to the extent any waiver is granted or amendment is made with respect to the Code of Business Conduct and Ethics that requires disclosure under applicable SEC rules, we intend to post information regarding such waiver or amendment on the “Corporate Governance” page of our website.

Corporate Governance Guidelines

The Board has adopted and annually reviews our Corporate Governance Guidelines.  These governance principles, along with the charters of the Board’s committees and our Articles of Incorporation and Bylaws, form the framework for the governance of the Company.  These principles include board responsibilities, the process of selecting directors, our director resignation policy, director orientation, continuing education and a requirement that the Board and each of its Committees perform an annual self-evaluation.    The Corporate Governance Guidelines, as currently in effect, is available on our website at www.itc-holdings.com through the “Corporate Governance” link on the “Investors” page.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the elements of compensation for our chief executive officer, our chief financial officer, the three other most highly compensated executive officers who were serving as such at December 31, 2014 and our former chief financial officer. We refer to these individuals collectively as the named executive officers or NEOs.

The Company’s named executive officers and the capacities in which they served during 2014 were:

Name	Position at December 31, 2014
Joseph L. Welch	Chairman, President and Chief Executive Officer
Linda H. Blair	Executive Vice President and Chief Business Officer
Rejji P. Hayes	Senior Vice President, Chief Financial Officer and Treasurer
Jon E. Jipping	Executive Vice President and Chief Operating Officer
Daniel J. Oginsky	Executive Vice President and General Counsel

Cameron M. Bready, who left the Company in June 2014, is included as an NEO because he served as our Chief Financial Officer during a portion of fiscal 2014.

Executive Summary

The Compensation Committee is responsible for determining the compensation of our NEOs and administering the plans in which the NEOs participate. The goals of our compensation system are to attract first-class executive talent in a competitive environment, and to motivate and retain key employees who are crucial to our success by rewarding Company and individual performance that promotes long-term sustainable growth and increases shareholder value. The key components of our NEOs’ compensation package include base salary, annual cash bonus, long-term equity incentives, as well as certain perquisites and other benefits. In determining the amount of NEO compensation, we consider competitive compensation practices by our peer companies, the executive’s individual performance against objectives, the executive’s responsibilities and expertise, and our performance in relation to annual goals that are designed to strengthen and enhance our value.

We believe our growth and success is attributable in part to our highly talented and motivated executive team. These executives are dedicated to delivering on our commitments made to customers, stakeholders and shareholders. Our results flow from the execution of our strategy, which is premised on investing in our core systems to achieve operational excellence while building on our leadership position in establishing a stronger grid to deliver efficient, reliable, continuous electricity now and in the future. It is this strategy that drove our solid operations and strategic and financial results for 2014 and will continue to drive our performance going forward.

In 2014, the Company reported another year of strong financial results. Our stock performance in 2014 reflected our success and contributed significantly to our total shareholder return for the year of approximately 28.7%. We have outperformed the Dow Jones Utility Index every year since our initial public offering in July 2005 and have produced a total shareholder return over that period of approximately 561.5%. We are very pleased with our ability to translate customer benefits into shareholder returns and expect to continue to deliver value on both fronts going forward. The chart below summarizes our 2014 stock performance compared to the Dow Jones Utility Index.

Further, the chart below displays our total shareholder returns over the past three, five, and nine years (since our initial public offering in July 2005) compared to our peer group and the peer group selected by two major proxy advisory firms: Institutional Shareholders Services, or ISS, and Glass Lewis.  See “Benchmarking and Relationship of Compensation Elements — Benchmarking” for the listing of peer companies used in this data set.  Total shareholder return data for our peer group and the ISS peer group was provided by ISS. Data for non-overlapping Glass-Lewis peer companies was retrieved from Yahoo-Finance.

We have also been steadfast in delivering sustainable dividend growth.  We increased our dividend approximately 14% in August 2014 and as a result, our dividend has now increased approximately 86% since we instituted our first dividend in August 2005. Our dividend policy is premised on continuing to grow our dividend in a manner that keeps pace with our earnings growth, resulting in our dividend becoming a more meaningful element of our overall shareholder return proposition. The chart below summarizes our dividend growth since September 2005.

In light of these and other factors, the Compensation Committee made the following decisions with regard to executive compensation in 2014 and early 2015:

•                  Base salary increases. Base salary increases were provided to our NEOs to reward their individual performance and remain competitive and aligned with our peer group. In addition, three of the NEOs received $20,000 lump sum payments in 2014 to further recognize their individual contributions to the Company’s success without further increasing their base salary.

•                  Cash incentive bonuses. We paid out cash incentive bonuses for 2014 at 115% of target. This was based on achieving 95% of the performance targets which were largely established under the bonus plan in early 2014. As calculated in accordance with the terms of our annual corporate performance bonus plan, our 2014 total return to shareholders was 31.2%, which was the seventh highest return and ranked in the 56th percentile compared to the Dow Jones Utility Average Index companies. On January 22, 2015, the Compensation Committee adjusted the targeted EBIT plus AFUDC performance measure to take into account management’s achievement of lower than budgeted debt financing costs at the Company’s regulated operating subsidiaries for debt financings executed during 2014, which will result in lower transmission rates for customers. As this better than expected performance produced a lower bonus result, the Compensation Committee determined to correct the anomalous result by adjusting the target. The adjustment to the EBIT plus AFUDC performance target resulted in the Company’s NEOs achieving 115% of their targeted bonus amounts rather than 110% without such adjustment. In addition, to address this anomalous result in the future, Net Income will replace EBIT plus AFUDC as a financial metric for the 2015 annual incentive plan. See “Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Bonus Compensation”.

•                  Modest discretionary milestone bonuses. We paid modest discretionary cash bonuses in conjunction with the successful completion of the Hugo-Valliant transmission project and the KETA Phase I and KETA Phase II transmission projects.

•                  Long-term equity incentives. We granted long-term equity incentive awards to our NEOs. Total award values were determined as a percentage of their base salary and weighted between grants of restricted stock and options to continue our focus on rewarding and motivating performance and to further align their interests with those of shareholders.

•                  Performance-based equity. To create a stronger tie to performance, the Compensation Committee determined that at least 50% of future grants associated with our long-term incentive plan will be in the form of performance shares and will be contingent on meeting certain financial metrics over a three-year performance period.

•                  New CFO compensation. In June 2014, the Compensation Committee approved a compensation package for Mr. Hayes due to his appointment to Vice President, Treasurer and Interim Chief Financial Officer, that included increases in base salary from $260,500 to $325,000, targeted cash bonus from 40% to 60% of annual base compensation and targeted equity award value of 65% of annual base compensation. In August 2014, the Compensation Committee increased Mr. Hayes’ targeted cash bonus to 100% of annual base compensation and his target equity award to 150% of annual base compensation due to his appointment to Senior Vice President, Chief Financial Officer and Treasurer. In February 2015, Mr. Hayes’ base salary was increased to $400,000 and his targeted annual equity award was increased to 175% of salary. In approving these increases, the Compensation Committee considered both the benchmarking data obtained in 2014 and early 2015 as well as the importance of his position relative to our NEOs.

To provide additional insight into how actual pay levels compared to ASC Topic 718 accounting values presented in the summary compensation table under “Summary Compensation”, “realizable pay” levels have been presented below. The key difference is that equity compensation values reported in the summary compensation table represent value at grant based on various assumptions, while “realizable pay” is the intrinsic value of the award at the end of a defined period of time.

The table below compares the average annual compensation for the three-year period ended December 31, 2014 for each NEO from the summary compensation table to each NEO’s “realizable pay”. “Realizable pay” includes base salary, earned bonus, equity awards granted within the three-year period, and other reported compensation. However, payments made under the special bonus plan, which are associated with option awards granted in 2003 and 2005, retention compensation and project development bonuses have been excluded, as these amounts are not considered recurring pay related to current services performed. In addition, changes in pension values have been excluded as they can vary significantly based on assumptions, including mortality, retirement age and interest rates, as well as executive age and years of service.

3 Year Average Compensation (2012 — 2014)

	Summary
	Compensation		Realizable Pay as % of
NEO	Table	Realizable Pay	Summary Compensation
Joseph L. Welch	$5,614,754	$6,864,200	122%
Linda H. Blair	$2,397,475	$2,991,879	125%
Rejji P. Hayes	$787,660	$926,903	118%
Jon E. Jipping	$2,028,581	$2,551,461	126%
Daniel J. Oginsky	$1,505,368	$1,805,532	120%
Cameron M. Bready	$1,633,070	$2,331,662	143%

Average “realizable pay” over the recently completed three-year period ending December 31, 2014 was above the summary compensation table values. This is directionally aligned with our total shareholder return, or TSR, performance relative to our peers, being above median at the 77th percentile for the same three-year period.

We also reviewed our CEO’s three-year average “realizable pay” rank and our Company’s three-year TSR rank relative to peer group levels and found pay levels to be aligned with performance. Our CEO’s three-year realizable compensation falls at the peer group 87th percentile, while the three-year TSR falls at the peer group 77th percentile. The shaded area in the graph below illustrates the range where pay and performance are within plus or minus 25 percentile points. According to Mercer, companies falling in this range are considered to have generally aligned pay and performance levels.

Overview and Philosophy

The objective of our compensation program is to attract, motivate and retain exceptional leaders and employees, and to maintain the focus of those leaders and employees on providing value to customers and shareholders by:

•      Performing best-in-class utility operations;

•      Improving reliability, reducing congestion, and facilitating access to generation resources; and

•      Utilizing our experience and skills to seek and identify opportunities to invest in needed transmission and to optimize the value of those investments.

Our compensation program is designed to motivate and reward individual and corporate performance. Our compensation philosophy is to:

•      Provide for flexibility in pay practices to recognize our unique position and growth proposition;

•      Use a market-based pay program aligned with pay-for-performance objectives;

•      Be competitive with the market in all pay elements relating to compensation, while leveraging incentives where possible;

•      Use compensation studies to verify competitiveness and ensure continued competitiveness;

•      Align long-term incentive awards with improvements in shareholder value;

•      Provide benefits through flexible, cost-effective plans and maintain above-market benefits while taking into account business needs and affordability; and

•      Provide other non-monetary awards to recognize and incentivize performance.

What We Do

✓	Pay for performance — about 80% of our CEO’s pay and about 75% of the other NEOs’ pay is at-risk
(see “Compensation Discussion and Analysis — Risk and Reward Balance”)
✓	Share ownership — our Compensation Committee has established stock ownership guidelines for our executives. Failure to maintain minimum stock ownership under these guidelines may result in future bonus payments paid in the form of company stock until stock ownership levels are met (see “Compensation Discussion and Analysis — Stock Ownership Guidelines”)

✓	Performance based vesting — beginning with our 2015 grants, at least 50% of each executive’s award will be subject to financial performance-based vesting conditions at the end of three years (see “Compensation Discussion and Analysis - Key Components of Our NEO Compensation Program — Long-Term Equity Incentives”)

✓	Benchmarking — we benchmark total compensation paid to our NEOs against specific peers selected among regulated utilities, considering market capitalization and level of net income. We target total compensation between the 50th and 75th percentiles of our peer group to attract, motivate and retain the best talent (see “Compensation Discussion and Analysis — Benchmarking and Relationship of Compensation Elements”)

✓	Cap on annual bonus plan payout — our annual bonus plan has a maximum payout opportunity of
200% of target (see “Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Bonus Compensation”)
✓	Clawbacks — our recoupment policy applies to all of our executive officers and includes all bonus or other incentive-based or equity-based compensation (see “Compensation Discussion and Analysis — Other Components of Our Executive Compensation Programs - Recoupment Policy”)
✓	Shareholder outreach — we proactively engage with our shareholders and other interested parties to discuss our compensation programs and objectives (see “Compensation Discussion and Analysis — Role of Shareholder Say-on-Pay Vote”)
✓	Independent advice — the Compensation Committee engages its own independent advisor on executive compensation issues (see “Compensation Discussion and Analysis — Role of Compensation Consultant”)
✓	Tally Sheets — we regularly review executive tally sheets to ensure a broad view of current and potential compensation (see “ Compensation Discussion and Analysis — Benchmarking and Relationship of Compensation Elements — Use of Tally Sheets”)
✓	Modest benefits and perquisites — the variety of benefit programs we offer are a part of total compensation and are designed to enable us to attract and retain employees in a competitive market (see “Compensation Discussion and Analysis — Other Components of Our Executive Compensation Program — Benefits and Perquisites”)

✓	Double-trigger change in control provision — our equity grants vest upon a change in control only in the event of a qualified termination (see “Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Long-Term Equity Incentives”)

What We Don’t Do
X	No re-pricing of stock options — our long term incentive plan requires us to obtain shareholder approval before we re-price stock options
X	No cash dividends on performance shares - dividend equivalents will accrue on unvested performance shares and will be delivered to the NEOs only if the related performance shares vest
X	No guaranteed bonuses - bonuses are tied to performance and subject to approval by our Compensation
Committee
X

No tax reimbursements or gross-ups — we generally do not reimburse executives for income tax they pay on the value of executive perquisites or for change in control excise taxes; however, some reimbursements will continue to be provided to our current CEO through the end of his tenure and to employees in some cases following termination of employment

Risk and Reward Balance

When reviewing the compensation program, the Compensation Committee considers the impact of the program on the Company’s risk profile. The Compensation Committee believes that the compensation program has been structured with the appropriate mix and design of elements to provide strong incentives for executives to balance risk and reward, without incentivizing excessive risk taking.

In early 2015, the Company engaged Mercer (US), Inc., or Mercer, to conduct a comprehensive compensation risk assessment. The objectives of the review included:

•      Engaging in best practices of reviewing compensation plans to avoid excessive risk-taking, and

•      Uncovering potential areas for improved risk mitigation

Mercer reviewed our compensation programs, policies and practices in six key areas:

Governance	Funding/Cost	Performance Measures
Goal-Setting and Leverage	Performance Period	Pay Mix

Risk mitigating factors with respect to the Company’s compensation programs include a market competitive pay mix, tying pay to performance through annual and long-term incentive plans, caps on bonus payouts, measures that are both financially and operationally focused, a compensation recoupment policy, share ownership guidelines, regular review of share utilization (overhang, dilution and run rates), regular review of NEO tally sheets and engagement of an independent compensation consultant.

The pay mix of our CEO and NEOs is generally aligned with market practices with slightly more emphasis on annual incentives and slightly less on long-term incentives than our peer group. Variable pay is linked to Company performance and/or stock performance.

Mercer concluded and confirmed that the Company’s compensation programs do not create risks that are reasonably likely to have a material adverse impact on the Company. The Compensation Committee discussed and accepted Mercer’s report.

Role of Shareholder Say-on-Pay Vote

At the Company’s annual meeting of shareholders held in May 2014, the advisory vote on our executive compensation program was approved by shareholders, but only by a vote of approximately 62% in favor. ISS recommended a vote against our say on pay proposal in 2014, while Glass Lewis recommended a vote in favor.

In response to shareholders’ concerns about our executive compensation program expressed in 2014, we substantially increased our shareholder outreach efforts. We contacted our top twenty-five institutional shareholders, representing about 60% of our outstanding shares. We were able to conduct conference calls with about 44% of those contacted, representing about 40% of our outstanding shares and were able to speak with governance representatives on the majority of our calls. We directly discussed the issues raised by the proxy advisory service providers last year as well as other compensation and governance topics where our shareholders sought clarification or wanted to share their perspective. Through our enhanced shareholder outreach program, we received valuable investor feedback on our compensation program and on our actions around a shareholder proposal in our 2014 proxy statement. We used these outreach sessions to begin an open dialogue with our shareholders on our compensation practices and our corporate governance practices. More specifically, we discussed topics of interest to our shareholders, solicited investor viewpoints, conveyed our views on these topics, and gained a better understanding of areas of mutual agreement. This feedback included, among other things:

•                  The desire for more proactive shareholder outreach around our compensation and corporate governance practices;

•                  More robust disclosure within the proxy statement;

•                  Discussion about our CEO’s pay relative to various peer groups and year over year increases;

•                  Views on discretionary bonuses; and

•                  Actions taken on the non-compensation related shareholder proposal in the 2014 proxy statement.

We believe that the institutional shareholders with whom we talked left our discussions with a better understanding about our pay program and how our unique business model, as an independent transmission-only company, has influenced the composition of our peer group. They also expressed appreciation for our reaching out to them and for the steps we have taken to respond to their concerns.

Over the past three years, we have taken the following steps with respect to our executive compensation program to respond to the results of our outreach program to establish best practices and to ensure alignment of executive compensation with shareholder interests:

•                  Redesigned our Long-Term Equity Incentives. For 2015, vesting of our equity based awards will no longer be 100% time-based. The Compensation Committee intends to include a performance-based component so that at least 50% of grants are performance-based shares with vesting contingent on achieving certain financial metrics. For 2015 grants, there are two independent metrics which will each drive vesting on a portion of these grants; a three-year relative TSR goal and a three-year Diluted EPS Growth goal.

•                  Expanded disclosure of annual bonus plan goals and results. We have provided additional disclosure and transparency with respect to the operational and financial targets and results associated with the metrics in our annual bonus plan.

•                  Re-examined our peer group. We believe peer group composition was the root cause for ISS’s negative recommendation in 2013 and 2014, since its analyses are mostly driven by peer group comparisons. In response, we re-examined our peer group and re-affirmed the group based on our unique business model as the only stand-alone electricity transmission provider. Our peer group accounts for the complexity in our business relative to other publicly-traded utility companies, our geographic footprint, the scope of our investments, our growth and diversification plans, and our projected future size. Peer companies were selected based on market capitalization and level of net income rather than revenue or assets. While we recognize that revenue is a common standard for establishing a peer group, we believe it is not a good representation of our company given our unique structure. Most utilities with whom we would be compared in a more traditional peer group reflect fuel expense as a significant portion of their revenues. However, as a transmission-only company we do not incur or pass-through fuel related expenses or revenues; therefore our revenue would appear artificially lower by comparison.

•                  Eliminated most tax gross-ups. In view of market trends in executive compensation, we eliminated the reimbursement (tax gross-up) for income taxes related to the inclusion of the value of the perquisites by the Company, effective January 1, 2014, except for the CEO. Our CEO and co-founder, Mr. Welch, retains this benefit; however, the benefit will not continue for the CEO beyond Mr. Welch’s tenure with the Company. Although there was no contractual obligation to maintain this benefit for Mr. Welch, the Compensation Committee determined that this benefit was negotiated with Mr. Welch as part of his initial employment with the Company, that it would be unfair to him to eliminate the benefit at this time and that the impact of maintaining the benefit for a limited time until his retirement would not be material to the Company. Our employment agreements also provide for limited tax gross-ups following termination in some circumstances.

•                  Added double-trigger change in control provision. We modified the vesting of future equity grants upon a change in control so that the provision has a “double-trigger;” that is, accelerated vesting requires both a change in control and a qualified termination.

•                  Adopted a compensation recoupment policy. We adopted a formal compensation recoupment or “clawback” policy, which gives the Compensation Committee authority to recover or reduce excess cash or other incentive-based or equity-based compensation based on certain financial results that are subsequently restated.

•                  Revised annual bonus plan. For 2014, the annual bonus plan for executives was restructured to place added emphasis on the Company’s financial performance; however, the maximum potential bonus opportunity for participating executives remains unchanged as a percent of base salary. The TSR performance factor, which represented 50% of the total bonus opportunity in 2013 and 2012, was included as an independent measure in 2014, increasing our focus on providing shareholder value independent of operational goals. Operational performance measures continue to represent 40% of the target bonus, reflecting the inherent importance of driving operational performance, reliability and needed investment in our transmission system for the benefit of our customers. See “Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Bonus Compensation”.

The Compensation Committee continues to review and evaluate with its consultant executive compensation trends and practices, and may further modify the program or philosophy from time to time as it deems necessary or appropriate and in the best interests of the Company. In addition, the Company found its shareholder outreach meetings to be helpful and plans to hold more meetings of this nature in the future to provide shareholders with the opportunity to provide feedback around compensation and governance-related matters.

The Company provides shareholders with an opportunity to approve the compensation of the named executive officers each year at the annual meeting of shareholders. It is expected that the next such vote after the 2015 annual meeting will occur at the 2016 annual meeting of shareholders.

Role of Compensation Consultant

In 2014, the Compensation Committee continued to engage Mercer as its advisor on executive and compensation issues, to provide market data on all of the components of compensation, including salary, bonus, long-term incentives and total compensation, for all executive officers, including the NEOs. The Compensation Committee engaged Mercer to provide market data and comments about the design of our executive compensation programs with respect to both market practice and the unique strategic goals of our business model. The Compensation Committee also engaged Mercer to review the competitiveness of the current compensation levels of our Directors. Mercer was engaged by and reported to the Compensation Committee and, at the Compensation Committee’s discretion, participated in its meetings and executive sessions.

The Company purchased Mercer’s annual salary and benefits surveys in 2014 for a total cost of $10,378. These surveys are used for benchmarking pay below the executive level.

Total fees paid to Mercer for consulting services relating to executive and director compensation were $166,859 for 2014. All services provided by Mercer were approved by the Compensation Committee.

Annually, the Compensation Committee assesses the independence of Mercer, taking into consideration all factors relevant to independence, including the factors specified in the NYSE listing standards. Mercer provides the Compensation Committee with written confirmation of its independence and the existence of any potential conflicts of interest. The Compensation Committee also obtains an understanding of the policies and procedures that Mercer has in place to prevent conflicts of interest, confirms that there are no personal or business relationships between Mercer and members of the Board and our executive officers and validates that employees of Mercer who perform consulting services do not own any of our common stock. After considering these factors, the scope of services provided by Mercer, and the amount of fees paid for executive compensation consulting and other valuation services, pursuant to SEC and NYSE rules, the Compensation Committee has concluded that no conflict of interest exists that would prevent Mercer from serving the Compensation Committee as its independent consultant.

Benchmarking and Relationship of Compensation Elements

Benchmarking. The Compensation Committee benchmarks total compensation paid to our NEOs as well as the base salary, annual cash bonus opportunity and long-term equity components to compensation paid to comparable executives by a peer group of companies approved by the Compensation Committee. In February 2014, the Compensation Committee, through Mercer, updated its 2013 benchmarking study that compared NEO total compensation, including base salary, annual bonus awards and long-term incentives to the 50th and 75th percentiles of market compensation among selected peer companies listed below. The updated study indicated that total compensation paid to our NEOs is between the median and the 75th percentile of our peer companies.

The Compensation Committee selected a peer group comprised of regulated utility companies that are geographically diverse. This approach was used given that we are the only publicly traded company that exclusively owns stand-alone electricity transmission companies. Specific peers were selected from among regulated utilities, considering market capitalization and level of net income rather than revenue or assets given our unique business model. This peer group also accounts for the complexity in our business relative to other publicly-traded utility companies, the scope of our investments, our growth and diversification plans, and our projected future size. The methodology used by the Compensation Committee to determine the composition of the peer group was confirmed by advice from Mercer as to its reasonableness. Periodically, the composition of the peer group is reviewed and updated for consistency with the profile of the Company. The peer group used in 2014 consisted of the following entities:

AGL Resources Inc.	Alliant Energy Corporation
Atmos Energy Corporation	CMS Energy Corporation
Great Plains Energy Incorporated	MDU Resources Group, Inc.
National Fuel Gas Company	NV Energy, Inc.
OGE Energy Corp.	Pepco Holdings, Inc.
Questar Corporation	SCANA Corp.
UGI Corporation	Wisconsin Energy Corporation

Northeast Utilities was removed from the peer group for 2014 because following its merger the company was no longer a comparable size.

Since we believe that net income is a better reflection of our financial performance than revenue, we also reviewed our reported net income growth rate compared to our peer group companies as well as the peer group companies selected by ISS and Glass Lewis, as published in their proxy advisory reports in advance of our 2014 shareholder meeting. We looked at growth over the last three, five and nine years (since our initial public offering in 2005). The comparison indicated that we had superior net income growth rates in relation to all of these peer groups. Our growth rate ranged from 12.4% to 24.2% depending on the time frame measured. The ISS peer group reported net income growth that ranged from 8.3% to 9.1% on a normalized basis and the Glass Lewis group reported net income growth that ranged from 5.6% to 7.5%. Our peer group reported net income growth that ranged from 6.4% to 11.4%.

The ITC peer group included in the table excludes certain companies with losses greater than 100% which skewed the peer group results. Our net income amounts reflect what was reported in our corresponding year’s Form 10-K. Peer group net income numbers were retrieved from Factset, where available, or company reported net income from the corresponding year’s Form 10-K. The ISS and Glass Lewis peer groups were only used for purposes of the net income growth table and not for setting compensation. The ISS peer group consisted of the following entities:

Allete, Inc.	Black Hills Corporation
Chesapeake Utilities Corporation	Cleco Corporation
El Paso Electric Co.	IDACORP, Inc
MGE Energy, Inc.	Northwest Natural Gas Company
Northwestern Energy	Otter Tail Corporation
Piedmont Natural Gas Co. Inc.	PNM Resources, Inc.
Portland General Electric	Questar Corporation
South Jersey Industries, Inc.	The Empire District Electric Company
The Laclede Group, Inc.

The Glass Lewis peer group consisted of the following entities:

Alliant Energy Corporation	Ameren Corporation
Atmos Energy Corporation	CenterPoint Energy Inc
CMS Energy Corporation	Eversource Energy
Integrys Energy Group	National Fuel Gas Company
OGE Energy Corp.	Pepco Holdings, Inc
Questar Corporation	SCANA Corp.
TECO Energy, Inc.	UGI Corporation Wisconsin Energy Corp.

Use of Tally Sheets. The Compensation Committee, with the assistance of management and Mercer, creates tally sheets to facilitate their review of the total annual compensation of our NEOs. The tally sheets contain annual cash compensation (salary and bonuses), long-term equity incentives, benefit contributions and perquisites. In addition, the sheets include retirement program balances, outstanding vested and unvested equity values and potential severance and termination scenario values.

Pay Review Process. In addition to the Compensation Committee’s benchmarking analysis and review of tally sheets, our chief executive officer reviews and examines market survey compensation levels and practices, as well as individual responsibilities and performance, our compensation philosophy and other related information to determine the appropriate level of compensation for each of our NEOs. Mr. Welch evaluates the performance of the NEOs, other than himself, and makes recommendations on their salaries, bonus targets and long-term incentive awards. The Compensation Committee considers these recommendations in its decision making and confers with its compensation consultant to understand the impact and result of any such recommendations. The Compensation Committee uses market data and recommendations from the Committee’s consultant and makes recommendations on Mr. Welch’s salary, bonus targets and long-term incentive awards to the Board of Directors. The Board of Directors (other than Mr. Welch) evaluates Mr. Welch’s performance and considers the Compensation Committee’s recommendations in its decision making.

The Compensation Committee reviews and considers each element of compensation and all elements of compensation together in measuring total compensation packages as part of its benchmarking analyses and in measuring compensation packages against the objectives of our compensation program. The Compensation Committee does not determine the mix of compensation elements using a pre-set formula. In setting executive compensation levels, the Committee retains full discretion to consider or disregard data collected through benchmarking or peer group studies. Compensation decisions are also considered in the context of individual and Company performance, retention concerns, the importance of the position, internal equity and other factors.

Key Components of Our NEO Compensation Program

The key components of our executive compensation program are discussed below. The elements in the table immediately below include the principal components of our program. The other elements of our executive compensation programs are discussed below under the heading Other Components of Our Executive Compensation Programs which summarize the benefit programs that are available to our NEOs.

Principal Components of our Compensation Program for 2014

Component	Purpose	Form	Pay-for-Performance	Comment
Base Salary	Provide sufficient competitive pay to attract and retain experienced and successful executives.	Cash	Adjustments to base salary consider individual performance and contributions to the business with reference to base salary levels of executives with comparable responsibilities at peer companies.	Annual fixed cash compensation. Reflects employee’s level of responsibility, expertise, and individual performance.
Bonus Compensation	Encourage and reward contributions to our corporate performance goals.	Cash	The potential award amount varies with the degree to which we achieve our annual corporate performance goals.	Annual variable cash compensation. The Compensation Committee determines the goals and amounts of the annual bonus each year.
Long-term Incentives

Encourage equity ownership, reward building long-term shareholder value and retain NEOs. We provide a mix of equity award types to balance these objectives.
Stock Options: Reward stock price appreciation.
Restricted Stock: Maintain retention value through short-term market volatility. Value increases or decreases with stock price, aligning the interests of the recipient with shareholders’ interests.

Stock Options and Restricted Stock Awards

The potential value created by appreciation in our stock price motivates our NEOs’ individual performance, which encourages them to achieve strong company performance and, in turn, results in increased shareholder value.

Long-term variable stock-based compensation. The Compensation Committee determines the amounts and value of these awards each year. We encourage stock ownership through guidelines applicable to all of our NEOs.

Base Salary

The Compensation Committee annually reviews and approves the base salaries, and any adjustments thereto, of the NEOs. In making these determinations, the Compensation Committee considers the executive’s job responsibilities, individual performance, leadership and years of experience, the performance of the Company, the recommendation of the chief executive officer and the total direct compensation package as well as the benchmarking analysis conducted by Mercer.

The 2014 base salaries for the named executive officers, including any year-over-year change, were:

	2013 Base	2014 Base	Percent
NEO	Salary	Salary	Increase
Joseph L. Welch	$984,000	$1,023,400	4.0%
Rejji P. Hayes	$240,000	$325,000	—
Linda H. Blair	$591,000	$614,000	3.9%
Jon E. Jipping	$483,000	$502,000	3.9%
Daniel J. Oginsky	$385,000	$423,000	9.9%
Cameron M. Bready	$569,000	$569,000	—

In May 2014, the Compensation Committee approved an increase to the base salaries of Ms. Blair and Messrs. Jipping and Oginsky and the Board of Directors approved an increase, based on the recommendation of the Compensation Committee, to the base salary of Mr. Welch. The salary increases were provided to remain competitive and aligned with our peer group and reward the NEOs for their individual performance. For 2014, Ms. Blair and Messrs. Jipping, Oginsky and Welch’s base salaries, on average, were aligned with the 50th percentile of the base salaries of our peer group.

In addition to the above changes in base salaries, the Committee also approved lump sum cash payments in the amount of $20,000 each to Ms. Blair, Mr. Jipping and Mr. Oginsky. The use of the lump sum payments as a portion of the annual compensation adjustments of these NEOs was done to recognize their individual contributions to the Company’s success while keeping their fixed compensation aligned with the peer group.

The salary adjustment for Mr. Oginsky also reflects his promotion from Senior Vice President to Executive Vice President of the Company. As Senior Vice President and General Counsel, Mr. Oginsky had served as a key member of the management team, and previous benchmarking analyses showed his base salary approximated the 50th percentile of the peer group. The Compensation Committee considered the peer group comparison, as well as Mr. Oginsky’s contributions to the Company’s success and his pay in comparison to that of the other senior executives in granting him a 9.9% salary increase in connection with his promotion to Executive Vice President.

In March 2014, while serving as Vice President, Finance and Treasurer, Mr. Hayes received an increase in his base salary from $240,000 to $260,500. In June 2014, the Compensation Committee approved an increase to Mr. Hayes’ base salary from $260,500 to $325,000, in connection with his appointment to Vice President, Treasurer and Interim Chief Financial Officer. On February 3, 2015, the Compensation Committee approved an immediate increase to Mr. Hayes’ base salary from $325,000 to $400,000. In approving the second increase, the Compensation Committee considered both the benchmarking data it had obtained in early 2015 and the importance of his position relative to other NEOs. Mr. Hayes’ base salary remains considerably below our peer group median.

Bonus Compensation

Annual bonus awards based on corporate performance goals, as well as occasional cash bonuses made on a discretionary basis upon completion of significant projects or milestones, are used to provide incentives for and to reward contributions to our growth and success. Annual corporate performance bonuses for 2014 are listed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table in this Schedule F, discretionary bonuses for 2014 are listed in the Bonus column of the Summary Compensation Table, and each are described below. Some of the NEOs also participate in the Executive Group Special Bonus Plan, described below. Amounts paid under this plan are reflected in the Bonus column of the Summary Compensation Table.

Annual Corporate Performance Bonus. Early each year, the Compensation Committee approves our annual corporate performance bonus plan goals and targets, which are based on key Company objectives relating to operational excellence and superior financial performance. The same corporate performance goals and targets are used in determining annual bonus compensation for all of our employees. The corporate performance goals and targets, accordingly, are designed to align the interests of customers, shareholders, management and all employees, and encourage teamwork and coordination among all of our executives and employees with a common focus on the growth and success of the Company. Target levels for the corporate performance goals are determined based on long-term strategic plans, historical performance, expectations for future growth and desired improvement over time.

The annual bonus plan performance goals are individually weighted. Weights are assigned to each goal based on areas of focus during the year and difficulty in achieving target performance. Weights are also assigned so that there is a balance between operational and financial goals. Each goal operates independently, and, for most goals, there is not a range of acceptable performance; if a goal is not achieved, there is no payout for that goal. We do not pay for achieving below-target performance on any goal, but we will pay for achievement of target performance on those goals that are achieved even though other goals may not be achieved. The bonus goal targets are established to motivate employees toward operational excellence and superior financial performance and are designed to be challenging to meet, while remaining achievable.

The annual bonus plan for executives was restructured for 2014 to place added emphasis on the Company’s financial performance. The maximum potential bonus opportunity for participating executives remains unchanged as a percent of base salary. Financial measures drive 60% of the target bonus, while operational performance measures drive the remaining 40% of the target bonus. This reflects the inherent importance of driving operational performance, reliability and needed investment in our transmission system for the benefit of our customers.

The annual bonus plan consists of three primary measurement categories: Financial, Safety & Compliance, and System Performance.

Corporate performance goal criteria approved by the Compensation Committee for 2014, the rationale for the target (in some cases in relation to the prior year target) and actual bonus results, were as follows:

Financial goals represent 60% of the total annual bonus target and include specific measures for Non-Field Operation and Maintenance Expense, EBIT plus AFUDC and TSR, with a maximum potential payout opportunity of 120% of the target bonus amount:

		Rationale for		Potential	2014	Actual
Category	Goal	Goal	Rationale for Target	Payout	Results	Payout
Financial 60% Weight / 120% Maximum Potential Payout	Non-field Operation and Maintenance Expense	Controlling general and administrative expenses is an important part of controlling rates charged to transmission customers.	Target is consistent with the approach used in 2013 and reflects the 2014 Board-approved budget. Non-Field O&M and G&A expense at or under budget of $145 million.	10%	$141.9 million	10%
	EBIT plus AFUDC (1)	Represents the Company’s financial performance as it accurately measures the economic benefits of our investments and capital in any given year.	Target is consistent with the approach used in 2013 and reflects the 2014 Board-approved budget. EBIT plus AFUDC at or above $690 million to achieve 10%; EBIT plus AFUDC at or above $655 million to achieve 5%.	5% - 10%	$693.3 million(1)	10%
	Total Shareholder Return (TSR) (2)	Represents the Company’s TSR relative to the TSR of each of the companies that comprise the Dow Jones Utilities (DJU) Average Index.	Target is based on percentile rank relative to companies in the DJU Average Index. See chart below.	20%-100%	Achieved 31.2% TSR or 56th percentile	20%
Total				120%		40%

Safety & Compliance goals represent 10% of the total annual bonus target and include specific measures for Lost Time, Recordable Incidents and Infrastructure Protection, with a maximum potential payout opportunity of 20% of the target bonus amount:

		Rationale for		Potential	2014	Actual
Category	Goal	Goal	Rationale for Target	Payout	Results	Payout
Safety & Compliance 10% Weight / 20% Maximum Potential Payout	Safety as measured by lost time	Maintaining the safety of our employees and contractors is a core value and is at the foundation of our success.	Target number of incidents remained the same as prior years and is based on industry top decile performance, which reflects an aggressive view and philosophy on the importance of safety. 1 or fewer lost work day cases to achieve 5% 2 or fewer lost work day cases to achieve 2.5%	2.5% - 5%	1	5%

		Rationale for		Potential	2014	Actual
Category	Goal	Goal	Rationale for Target	Payout	Results	Payout
	Safety as measured by recordable incidents	Maintaining the safety of our employees and contractors is a core value and is at the foundation of our success.	Target number of incidents remained the same as prior year and is based on industry top decile performance, which reflects an aggressive view and philosophy on the importance of safety. 7 or fewer recordable incidents	5%	1	5%
	Infrastructure Protection	Maintaining cyber and physical security is critical to ensuring system reliability and ongoing operations.	New goal focuses on implementing updated cyber-security and physical security plans. Emphasizes securing our information systems and our most important assets. Implementation of the 2014 portion of the Cyber Security and CIP (critical infrastructure protection) Plan and the Physical Security Plan, as presented to and approved by the Board of Directors, each plan worth 5%.	10%	Completed	10%
Total				20%		20%

System Performance goals represent 30% of the total annual bonus target and include specific measures for System Outages, Maintenance Plans and System Development, with a maximum potential payout opportunity of 60% of the target bonus amount:

		Rationale for		Potential	2014	Actual
Category	Goal	Goal	Rationale for Target	Payout	Results	Payout
System Performance 30% Weight / 60% Maximum Potential Payout	Outage frequency	Reducing and limiting system outages are critical to ensuring system reliability.	Target unchanged from prior year. Number of Forced, Sustained Line Outages, excluding the “External” cause classification, for: ITCTransmission (18 or fewer, representing top decile performance) METC (38 or fewer, representing top decile performance) ITC Midwest (73 or fewer, representing second quartile performance, no more than 37 of which can cause end-use customer sustained outages. At least 63% of caused, unplanned, sustained outages, 34.5 kV and above, that impact end-use customers are restored at point of interconnection within 90 minutes); Each target worth 5%.	20%	ITCTransmi ssion — 16 METC — 27 ITC Midwest — 79 / 42 ITC Midwest — 74.3%	15%
	Field Operation	Performing necessary	Target is reflective of goal to complete the normal maintenance	15%	All high priority	15%

		Rationale for		Potential	2014	Actual
Category	Goal	Goal	Rationale for Target	Payout	Results	Payout
	and Maintenance Plan	preventive maintenance is critical to ensuring system reliability.	schedule of high priority maintenance activities. Complete high priority 2015 Field O&M Initiatives for: ITCTransmission (15) METC (13) ITC Midwest (10) Each subsidiary target worth 5%.		initiatives completed
	Capital Project Plan	Performing necessary system upgrades is critical to ensuring system reliability, providing a robust transmission grid and delivering financial performance.	Target continues to tie to external guidance on the current year capital project plan. The maximum payout represents the midpoint of our 2014 capital investment guidance range, with a threshold level also established.	15 - 25%	Midpoint of guidance achieved	25%
				60%		55%

Total Bonus Payout				200%		115%

(1)             We define EBIT as net income plus income taxes and interest expense; and excluding certain other items not related to operating performance, such as loss on extinguishment of debt. Allowance for Funds Used During Construction, or AFUDC, is recorded as an item of other income. The allowance represents a return on debt and equity at our regulated operating subsidiaries used for construction purposes in accordance with FERC regulations. The rate applied to the construction work in progress balance is based on the weighted average cost of capital at our regulated operating subsidiaries. On January 22, 2015, the Compensation Committee adjusted the targeted EBIT plus AFUDC performance measure to take into account management’s achievement of lower than budgeted debt financing costs at the Company’s regulated operating subsidiaries for debt financings executed during 2014, which will result in lower transmission rates for customers. As this better than expected performance produced a lower bonus result, the Compensation Committee determined to correct the anomalous result by adjusting the target. The adjustment of $8.7 million was based on the lower than expected interest expense for actual 2014 results versus interest expense levels assumed for the target and resulted in the Company’s NEOs achieving 115% of their targeted bonus amounts rather than 110% without such adjustment. The adjustment may cause the associated portion of the bonus to not be tax deductible, but the Company does not believe the foregone deduction will have a material adverse effect on the Company.

(2)             Total Shareholder Return will be compared to the Dow Jones Utility Average Index companies. Total Shareholder Return must be positive for the year and must exceed the 50th percentile of the Dow Jones Utility Average Companies before there will be any payout for meeting this goal, as illustrated below:

Total Shareholder Return
relative to each of the Dow Jones	Payout %
Utility Average Companies	of Salary
1st to 50th percentile	0%
51st to 60th percentile	20%
61st to 70th percentile	40%
71st to 80th percentile	60%
81st to 90th percentile	80%
91st to 100th percentile	100%

We compute Total Shareholder Return as follows:

A:   Calculated the average of the closing prices from December 17, 2013 to January 15, 2014

B:   Calculated the average of the closing prices from December 17, 2014 to January 15, 2015

C:   Calculated total dividend paid per share in 2014

Total Return to Shareholders: (B – A + C)/A

Bonuses are based on target bonus amounts, which for each employee is a percentage of his or her base salary. The Compensation Committee considers each individual’s job responsibilities and the results of its benchmarking analysis when determining target bonus levels for executive officers, including the NEOs. For 2014, target bonus levels are unchanged from the prior year with the exception of Mr. Hayes’ bonus amount which was increased from 60% to 100% in connection with his appointment to Senior Vice President, Chief Financial Officer and Treasurer on August 13, 2014. Target bonus amounts for 2014 were as follows:

% of Base
NEO	Salary

Joseph L. Welch	125%
Linda H. Blair	100%
Rejji P. Hayes	100%
Jon E. Jipping	100%
Daniel J. Oginsky	100%
Cameron M. Bready	100%

The benchmarking study showed that Mr. Welch’s target bonus opportunity is above the 75th percentile compared to CEOs in our peer group. In establishing the annual bonus target at 125% of salary and determining that varying from its median target was appropriate, the Compensation Committee considered this information along with Mr. Welch’s significant experience as the Company’s founder, Chairman and CEO, his leading role in the industry and his pivotal role in the growth of the Company. The target bonus percentages for the other NEOs were also above the 75th percentile of the peer group, with total cash compensation purposefully more weighted towards performance-based compensation than that of our peer group.

Company performance on the incentive plan goals resulted in a bonus calculation for 2014 for executives, including NEOs, according to the following formula:

Base Salary x Target Bonus (% of base salary) x Achievement of Corporate Goals

(115%) = Annual Bonus Amount

For 2015, the Compensation Committee approved corporate performance goals for the annual bonus award similar to the 2014 criteria, except that the EBIT plus AFUDC goal has been replaced with a goal based on adjusted net income, as the Compensation Committee and management believe an EBIT plus AFUDC goal would have inadvertently created a misaligned incentive to increase debt returns and tax rates that could result in higher customer rates and produce an anomalous result, as it did in 2014. In addition, the 30-day period during which total shareholder return is to be calculated will move 15 days earlier so that it ends on December 31, which we believe better represents current market practice.

Discretionary Bonuses. In February, May and August 2014, the Compensation Committee approved discretionary cash bonuses for all employees hired prior to December 13, 2011 in conjunction with the successful completion of the Hugo-Valliant transmission project and the KETA Phase I and KETA Phase II transmission projects. The Compensation Committee approved the total discretionary bonus amounts recommended by management, noting that these totals, in each case, represented a small fraction of the addition to rate base that resulted from completion of the associated project, and that increasing our rate base is critical to our revenue growth and improving results of operations. The total bonus award amount to be paid to employees was divided among eligible employees on a pro rata basis equal to the percentage of the total annual incentive award payout that would be received by each employee in connection with the 2014 annual corporate performance bonus awards. The KETA Phase II transmission project bonus was paid in February 2014, the Hugo-Valliant transmission project bonus was paid in June 2014 and the KETA Phase I transmission project bonus was paid in August 2014. Also in 2014, while serving in his prior position as our Vice President Finance and Treasurer, Mr. Hayes received a discretionary bonus in recognition of the integral role he played in the Company’s pursuit of the transmission business of Entergy Corporation.

Special Bonus Plan. Under the ITC Holdings Corp. Executive Group Special Bonus Plan, or the Special Bonus Plan, the Compensation Committee is authorized to approve the crediting of special bonus amounts to plan participants and generally gives consideration to dividends paid, or expected to be paid, on our common stock. We adopted the Special Bonus Plan in June 2005 as a vehicle that could be used to compensate plan participants for the lost value of equity investments and grants that occurred prior to the Company’s initial public offering, or IPO, in July 2005. Since inception, bonuses under the Special Bonus Plan have been credited to plan participants once each quarter. The amounts of the awards were equal to the approved per share quarterly dividend amount, multiplied by the number of our common shares underlying the options held by the participant granted prior to the IPO and are immediately vested and paid. These options and the associated Special Bonus Plan are scheduled to expire no later than July 25, 2015. The amounts paid under the Special Bonus Plan in 2014 are set forth in the “Bonus” column of the Summary Compensation Table. The only participants in this plan are executives who were granted options during the period prior to the IPO and special bonus amounts have been paid only with respect to options granted before the IPO. The Compensation Committee considers these amounts to be tied to the investments made and risks faced by our executive officers prior to the IPO.

Retention Compensation Agreement. Pursuant to a retention compensation arrangement for Mr. Welch entered into in 2012, he is entitled to be paid cash payments of $1,500,000 on each of June 30, 2014 and June 30, 2016, if he satisfies continued employment and satisfactory performance conditions as the Company’s Chief Executive Officer as of such dates. The payments under the agreement will not be included in the calculation of benefits payable to Mr. Welch pursuant to the MSBP. On May 20, 2014, the Compensation Committee determined that Mr. Welch met the “satisfactory performance” standard for purposes of the June 30, 2014 payment.

Long-Term Equity Incentives

The Compensation Committee believes that the purpose of the equity component of compensation is to encourage ownership among our employees and non-employee directors to align their interests with the interests of our shareholders and creating shareholder value. To that end, the Compensation Committee provides and maintains a long-term incentive program under the Second Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan, or 2006 LTIP. The 2006 LTIP is designed to enhance our ability to attract, motivate and retain qualified leaders and employees, and encourage strong performance. It also is designed to motivate future growth through individual performance and, in turn, strong Company performance. The amounts and terms of grants made under the 2006 LTIP are described in the narrative following the Grants of Plan-Based Awards Table in this Schedule F. Awards to the Chief Executive Officer are also presented to the Board of Directors by the Compensation Committee and are ratified by the Board of Directors.

In November 2013, the Compensation Committee amended our form of equity award agreements to adopt a double trigger standard for vesting of equity awards upon a change in control, effective for grants made in 2014. These revised agreements include a change in control provision so that accelerated vesting requires both a change in control and qualified termination of employment and apply to all equity awards issued to our NEOs in 2014.

In May 2014, The Compensation Committee approved grants of restricted stock and stock options to employees, including the NEOs, under the 2006 LTIP based on our CEO’s recommendation, which was derived from peer group data provided by its compensation consultant and was also based on the performance of the Company and the executive. The awards were meant to reward, motivate and encourage performance, as well as act as a retention mechanism. As in past years, total value for the award for each grantee was determined based on a percentage of salary. For the NEOs, as of May 2014 when 2014 awards were made, the awards were targeted to be:

	Grant	Percent	Percent of
	Value	of Award	Award in
	Percent of	in	Restricted
NEO	Salary	Options	Stock
Mr. Welch	260%	30%	70%
Mr. Hayes	65%	70%	30%
Ms. Blair	175%	70%	30%
Mr. Jipping	175%	70%	30%
Mr. Oginsky	175%	70%	30%
Mr. Bready	—	—	—

Total award values were determined as a percentage of their base salary and weighted between grants of restricted stock and options to continue our focus on rewarding and motivating performance and to further align their interests with those of shareholders. In May 2014, the Committee increased Mr. Oginsky’s targeted equity award from 150% to 175% of annual base compensation to align Mr. Oginsky’s target with that of the other NEOs. The long term incentive percentages for Ms. Blair and Messrs. Jipping and Welch in 2014 were the same as in 2013. The target long-term incentive award opportunity for Mr. Welch is at the 50th percentile of our peer group, while the target opportunity for our other NEOs averages between the 50th and 75th percentile compared to our peer group; however, this element of target compensation is very volatile and can produce significant variances in year-over-year levels. In determining the size of grants under the long term incentive program and the split between options and restricted stock, the Compensation Committee considered the recommendation of the CEO in light of comparisons to peer company long-term incentive plan grants, expense to the Company and dilution of shareholder value, as well as amounts that it believes will motivate performance to achieve continued growth in shareholder value. In determining the award mix between options and restricted stock, due to Mr. Welch’s historical heavy weighting in stock options from the start up and the IPO of the Company, the Committee decided to assign a higher weighting of restricted stock to Mr. Welch to reflect a more appropriate balance of risk and reward in terms of his long-term equity incentives.

On August 13, 2014, the Compensation Committee approved an increase to Mr. Hayes’ target equity award from 65% to 150% of annual base compensation, in connection with his appointment to Senior Vice President, Chief Financial Officer and Treasurer. On February 3, 2015, the Compensation Committee approved an additional increase to Mr. Hayes’ target equity award to 175%. In establishing this increase, the Compensation Committee considered both the benchmarking data it had obtained and the importance of his position relative to other NEOs.

In November 2014, the Compensation Committee approved a redesign of our long term incentive program and the introduction of performance shares that will be implemented in 2015. The new award mix for 2015 will be 50% performance shares, 30% stock options and 20% restricted stock. The performance shares will be contingent on meeting certain financial metrics. For 2015 performance share grants, these metrics will be a three-year relative TSR goal (50%) and a three-year Diluted EPS Growth goal (50%). These metrics were chosen based on a detailed review of the metrics commonly used in peer company long-term incentive plans and also typical in the broader market. Relative TSR is an external measure that calculates the relative market return, including dividend yield, compared to the Dow Jones Utilities Index. The Diluted EPS Growth goal is an internal profitability growth measure that will calculate diluted earnings per share growth. Each goal is measured over a three year period starting in 2015 and ending in 2017, with no intermediate goals. We believe these metrics enhance management-shareholder alignment and strengthens our pay-for-performance philosophy by providing direct focus on key financial metrics and establishing a balance between external and internal performance drivers.

Payout related to the performance-based portion of the grant may range from 0% to 200% according to the following scales:

Performance Shares

Total Shareholder Return (TSR)		Diluted EPS Growth
Achieve 30th %ile	Pays 50% of target	Achieve 10.0%	Pays 50% of target
Achieve 50th %ile	Pays 100%	Achieve 11.0%	Pays 100%
Achieve 70th %ile	Pays 150%	Achieve 12.0%	Pays 150%
Achieve 90th %ile	Pays 200%	Achieve 13.0%	Pays 200%

Both scales prorated between levels based on performance		Based on the five-year plan released April 2014
TSR must be positive to earn greater than 100%		Reflects compound annual growth

Diluted EPS Growth goal is consistent with our five-year plan released on April 15, 2014, which is publicly available on our investor webpage. This five-year plan assumes approximately $4.5 billion of capital investments and 11% to 13% operating EPS growth, on a compound annual basis, for the period from 2014 through 2018. In addition, the plan assumes that approximately $3.4 billion of the total capital investments over the plan period is associated with our base operating companies and regional infrastructure, resulting in approximately 10% operating EPS growth on a compound annual growth basis. Diluted EPS will be derived from our reported diluted earnings per share, adjusted for certain items, and is expected to be comparable to Operating Diluted Earnings Per Share as disclosed in our earnings releases. Outstanding unvested performance shares will be eligible to receive dividend equivalents. Dividend equivalents will accrue on such unvested performance shares and will be subject to the same performance goals and restrictions as the performance shares.

In aggregate, the total direct compensation value (salary, annual target bonus and long-term incentive opportunities) of each of our NEOs is between the 50th and the 75th percentile of the peer group. The peer group median for total direct compensation decreased in 2014 compared to 2013. The Compensation Committee continues to monitor and balance competitive practice, alignment with shareholders’ interests and cost considerations when making long-term incentive awards. Our NEOs’ total direct compensation is more heavily weighted towards at-risk incentive compensation than others in our peer group.

Other Components of Our Executive Compensation Programs

Pension Benefits. As is common in our industry and as established pursuant to our initial formation requirements included in the acquisition agreement with DTE Energy for ITCTransmission, we maintain a tax-qualified defined benefit retirement plan for eligible employees, comprised of a traditional pension component and a cash balance component. All employees, including the NEOs, participate in either the traditional component or the cash balance component. We have also established two supplemental nonqualified, noncontributory retirement benefit plans for selected management employees: the Management Supplemental Benefit Plan, or MSBP, in which only Mr. Welch participates and the Executive Supplemental Retirement Plan, or ESRP, in which all other NEOs participate. These plans provide for benefits that supplement those provided by our qualified defined benefit retirement plan. Benefits payable to the NEOs pursuant to the retirement plans are set by the terms of that plan. The Compensation Committee exercises no regular discretionary authority in the determination of benefits. The retirement plans may be modified, amended or terminated at any time, although no such action may reduce a NEO’s earned benefits and, with regard to the MSBP, changes must generally be agreed to by Mr. Welch. Mr. Welch’s assumed retirement age is 68. See Pension Benefits in this Schedule F for information regarding participation by the NEOs in our retirement plans as well as a description of the terms of the plans.

For Mr. Welch, the Change in Pension Value & Non-Qualified Deferred Compensation Earnings column of the Summary Compensation Table includes amounts associated with the MSBP. Mr. Welch retired under DTE Energy’s Management Supplemental Benefit Plan, though with lower benefits than he would have earned with additional service. In order to compensate Mr. Welch for the value of benefits he would have received had he remained with DTE Energy, the Company agreed to establish the MSBP such that his retirement benefits would be calculated to include service with DTE Energy, with the resulting amount offset by the benefits he is receiving from DTE Energy. The MSBP is described in detail in the Pension Benefits — Management Supplemental Benefit Plan section of this Schedule F following the Pension Benefits Table. The calculation of Mr. Welch’s benefit under the MSBP is affected by including awards to him under the Special Bonus Plan prior to May 17, 2006. Special Bonus Plan amounts paid after May 17, 2006 and amounts paid under Mr. Welch’s retention compensation agreement are excluded. The calculation also is affected by including awards to Mr. Welch under our former Dividend Equivalents Rights Plan, or DERP. The DERP was established in 2003 to preserve the value of options that previously were granted to executives and key employees upon a return of capital to shareholders that we issued that year. Under the DERP, upon affecting a return of capital to shareholders, a cash amount (equal to the per share return of capital multiplied by the number of options held by each executive and key employee) was credited to a bookkeeping account maintained for each DERP participant. Those amounts previously held in bookkeeping accounts under the DERP were paid out to each DERP participant in 2005 upon the plan’s termination.

Benefits and Perquisites. The NEOs participate in a variety of benefit programs, which are designed to enable us to attract and retain our workforce in a competitive marketplace. These programs include our Savings and Investment Plan, which consists of an employee deferral contribution component and an employer safe-harbor matching contribution component.

Our NEOs are provided a limited number of perquisites in addition to benefits provided to our other employees. The purpose of these perquisites is to minimize distractions from the NEOs’ attention to important Company initiatives, to facilitate their access to work functions and personnel, and to encourage interactions among NEOs and others within professional, business and local communities. NEOs are provided perquisites such as auto allowance, financial, estate and legal planning, income tax return preparation, annual physical, club memberships, and personal liability insurance. Additionally, we own aircraft to facilitate the business travel schedules of our executives and other employees, particularly to locations that do not provide efficient commercial flight schedules. Mr. Welch and guests traveling with him are permitted to travel for personal business on our aircraft, with an annual maximum of 125 flight hours for such personal travel.

In 2013, in view of market trends in executive compensation, the Compensation Committee eliminated the reimbursement (tax gross-up) for income taxes related to the value of the perquisites, effective January 1, 2014, for all executives except for the CEO. Although the Mr. Welch retains this benefit, it will not continue for the CEO position beyond Mr. Welch’s tenure with the Company. Our employment agreements also provide for limited tax gross-ups following termination in some circumstances. In November 2014, the Compensation Committee approved a home security maintenance perquisite for the CEO. This provides for the maintenance, replacement and monitoring on certain equipment at the CEO’s residence with an annual limit of $20,000 (no tax gross-up). The Committee continues to monitor and review the Company’s perquisite program. These perquisites are further discussed in footnote 5 to the Summary Compensation Table in this Schedule F.

Potential Severance Compensation. Pursuant to their employment agreements, each NEO is entitled to certain benefits and payments upon a termination of his or her employment. Benefits and payments to be provided vary based on the circumstances of the termination. These agreements were last amended and restated in late 2012 and early 2013 to provide additional benefits to the NEOs in the event of a termination in connection with a change in control. Mr. Hayes entered into an executive level employment agreement in October 2014 following his appointment as our chief financial officer. The agreements were also modified to conform to the requirements of Section 409A of the Internal Revenue Code and to update certain provisions to better conform to current practices, based on the advice of the

Compensation Committee’s advisors. We believe it is important to provide these protections in order to ensure our NEOs will remain engaged and committed to us during an acquisition of the Company or other transition in management. See “Employment Agreements and Potential Payments Upon Termination or Change in Control” in this Schedule F for further detail on these employment agreements, including a discussion of the compensation to be provided upon termination or a change in control and the changes made to the prior agreements.

In addition to severance benefits identified in their employment agreements, NEOs are eligible to receive certain payments or benefits due to a termination of employment or change in control of the Company, which would be related to grants made under the 2003 Stock Purchase and Option Plan (referred to as the 2003 Plan), the 2006 LTIP, or our benefits plans. The NEOs’ eligibility for such payments or benefits is identified in the descriptions of those plans in this Schedule F. Because these agreements are provided to satisfy different objectives than our regular compensation program, and because they are by definition contingent in nature, decisions made regarding these programs do not affect our regular compensation program.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, restricts the deductibility of executive compensation paid to a company’s chief executive officer and certain other most highly compensated executive officers to not more than $1,000,000 in annual compensation (including the value of restricted stock as they vest and the gain from the exercise of certain stock option grants). Certain performance-based compensation is exempt from this limitation if it complies with the various conditions described in Section 162(m). In general, our stock options and cash incentive compensation arrangements are designed to cause compensation realized in connection with the plans to comply with these conditions and be exempt from the Section 162(m) restriction on deductibility, to the extent permissible.

Other components of our compensation program result in payments that are subject to the restriction on deductibility, but we do not believe the effect of the restriction on us is currently material or that further action to qualify compensation for deductibility is necessary at this time. We believe it is appropriate to exceed the limitations on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that is consistent with the best interests of us and our shareholders, and we reserve the authority to approve non-deductible compensation in appropriate circumstances. We continue to evaluate from time to time the advisability of qualifying future executive compensation programs for exemption from the Section 162(m) restriction on deductibility.

Stock Ownership Guidelines

In furtherance of our objective to align the interests of management with shareholders, the Compensation Committee has adopted stock ownership guidelines applicable to officers. Under these guidelines, officers, including NEOs, must achieve and maintain the applicable level of stock ownership of the Company by the fifth anniversary of when the guidelines first become applicable to the individual. The current levels are as follows:

Ownership
Position	Level
Chief Executive Officer	5x Annual Salary
Executive and Senior Vice Presidents	3x Annual Salary
Vice Presidents	2x Annual Salary

The Compensation Committee determined the ownership levels in reliance on comparisons to peer company stock ownership guideline policies. Shares issuable upon exercise of vested in-the-money stock options, shares (including shares of restricted stock) owned directly, shares owned through various employee benefit plans and shares previously owned by executives but placed in trust for family members count towards the ownership threshold. Failure to maintain minimum stock ownership under these guidelines, at the discretion of the Compensation Committee, may result in: (1) payment of annual bonus in Company stock, with a mandatory holding period for such stock; and/or (2) reduction in or exclusion from future awards under the Company’s bonus plans. If an officer is below their ownership level and not making active progress toward the ownership level, 50% of any bonus payment awarded to the officer will be paid in the form of Company stock until the officer’s stock ownership level is achieved. The Compensation Committee and management of the Company will consider stock ownership when considering persons for promotion to any executive position or in connection with other succession decisions. The Compensation Committee may modify, amend, waive, suspend or rescind any aspect of the guidelines at any time. Each of the NEOs is in compliance with the policy.

Recoupment Policy

In November 2013, the Board of Directors adopted a Recoupment Policy, effective January 1, 2014, that applies to the Company’s executive officers. The Recoupment Policy provides that in the event of any restatement of financial results, the officer will be required to reimburse the Company for an amount equal to the sum of:

•                  Any bonus or other incentive-based or equity-based compensation received, earned or recognized by the officer from the Company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement in excess of the amount that would have been received, earned or recognized if the restated financial results had been released instead; and

•                  Any profits realized by the officer from the sale of securities of the Company during that 12-month period.

The Board of Directors or the Compensation Committee will determine, in its reasonable discretion, based on the circumstances, the amount, form and timing of recovery. The Recoupment Policy applies to the equity based grants made after the effective date of the policy and to incentive cash compensation awards made for fiscal years beginning with 2014.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management and, based on the review and discussions with management, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s definitive Proxy Statement dated April 9, 2015.

DAVID R. LOPEZ	WILLIAM J. MUSELER	HAZEL R. O’LEARY
THOMAS G. STEPHENS

Summary Compensation

The following table provides a summary of compensation paid or accrued by the Company and its subsidiaries to or on behalf of the NEOs for services rendered by them during each of the last three calendar years, as required by SEC rules and regulations. The material terms of plans and agreements pursuant to which certain items set forth below were paid are discussed elsewhere in Compensation of Executive Officers and Directors.

Summary Compensation Table

							Change in
							Pension Value &			SEC Total
							Non-qualified			Without
						Non-Equity	Deferred			Change in
				Stock	Option	Incentive Plan	Compensation	All Other		Pension
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Value
Name	Year	($) (1)	($) (2)	($) (3)	($) (3)	($) (4)	($) (5)	($) (6)	SEC Total ($)	($) (7)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Joseph L. Welch, President, CEO & Director	2014	$1,012,182	$2,314,262	$1,862,578	$775,648	$1,471,138	$8,544,075	$375,715	$16,355,598	$7,811,523
	2013	$977,686	$723,308	$1,790,870	$793,071	$1,672,800	$2,411,520	$538,739	$8,907,994	$6,496,474
	2012	$932,260	$1,588,267	$1,722,440	$804,271	$1,656,200	$1,636,484	$458,274	$8,798,195	$7,161,711
Rejji P. Hayes, SVP, CFO & Treasurer (8)	2014	$289,092	$30,000	$50,798	$115,175	$373,750	$82,560	$34,370	$975,745	$893,185

Linda H. Blair, EVP, and CBO (9)	2014	$627,515	$131,234	$322,342	$730,851	$706,100	$310,407	$38,588	$2,867,037	$2,556,630
	2013	$570,808	$183,411	$310,305	$748,084	$803,760	$161,682	$57,382	$2,835,432	$2,673,750
	2012	$500,692	$184,533	$275,115	$699,366	$733,600	$191,834	$67,916	$2,653,056	$2,461,222
Jon E. Jipping, EVP & COO	2014	$516,623	$137,603	$263,358	$597,533	$577,300	$455,009	$36,279	$2,583,705	$2,128,696
	2013	$479,700	$124,294	$253,590	$611,390	$656,880	$135,032	$54,320	$2,315,206	$2,180,174
	2012	$464,000	$94,061	$243,627	$619,290	$649,600	$320,854	$62,252	$2,453,684	$2,132,830
Daniel J. Oginsky, EVP and General Counsel (9)	2014	$430,012	$86,697	$222,070	$503,498	$486,450	$234,481	$25,970	$1,989,178	$1,754,697
	2013	$365,808	$87,268	$173,222	$417,705	$523,600	$109,353	$31,647	$1,708,603	$1,599,250
	2012	$315,289	$60,866	$146,261	$371,803	$455,000	$136,909	$47,770	$1,533,898	$1,396,989
Cameron M. Bready, Former EVP & CFO (10)	2014	$269,181	$26,681	—	—	—	$102,373	$27,510	$425,745	$323,372
	2013	$549,377	$93,716	$298,698	$720,246	$773,840	$141,513	$60,088	$2,637,478	$2,495,965
	2012	$488,462	$59,659	$264,572	$672,679	$705,600	$133,768	$68,957	$2,393,697	$2,259,929

(1)                   The compensation amounts reported in this column include the $20,000 lump sum cash payments made to Ms. Blair, Mr. Jipping and Mr. Oginsky in 2014.

(2)                   The compensation amounts reported in this column include, among others, special bonus awards under the Special Bonus Plan. Such bonuses are awarded at the sole discretion of the Compensation Committee. Special bonuses awarded by the Compensation Committee to date under the Special Bonus Plan have been equal to per share dividend amounts paid by the Company multiplied by the number of options granted in 2003 and 2005 that continue to be held by plan participants and all such bonuses are now vested. In 2014, Mr. Welch received a cash bonus paid pursuant to his Retention Compensation Agreement. In each year, the NEOs, except for Mr. Hayes, received certain discretionary bonuses in recognition of the successful completion of various transmission development projects. In 2014, while Mr. Hayes served in his prior position as our Vice President Finance and Treasurer, he received a discretionary bonus in recognition of the integral role he played in the Company’s pursuit of the transmission business of Entergy Corporation. The discretionary bonuses are set forth in the following table under Other Bonuses.

		Special	Retention	Other
		Bonus	Bonus	Bonuses	Total Bonus
Name	Year	($)	($)	($)	($)
Joseph L. Welch	2014	$588,654	$1,500,000	$225,608	$2,314,262
	2013	$516,279	—	$207,029	$723,308
	2012	$1,348,233	—	$240,034	$1,588,267
Rejji P. Hayes	2014	—	—	$30,000	$30,000
Linda H. Blair	2014	$22,919	—	$108,315	$131,234
	2013	$86,047	—	$97,364	$183,411
	2012	$122,506	—	$62,027	$184,533
Jon E. Jipping	2014	$49,055	—	$88,548	$137,603
	2013	$43,024	—	$81,271	$124,295
	2012	$39,137	—	$54,925	$94,062

		Special	Retention	Other
		Bonus	Bonus	Bonuses	Total Bonus
Name	Year	($)	($)	($)	($)
Daniel J. Oginsky	2014	$13,115	—	$73,582	$86,697
	2013	$24,619	—	$62,649	$87,268
	2012	$22,395	—	$38,471	$60,866
Cameron M. Bready	2014	—	—	$26,681	$26,681
	2013	—	—	$93,716	$93,716
	2012	—	—	$59,659	$59,659

(3)                   The amounts reported in these columns represent the fair value of stock option and restricted stock awards granted to the NEOs under the 2006 LTIP, excluding any forfeiture reserves recorded for these awards. Restricted stock awards are recorded at fair value at the date of grant, which is equivalent to the share price on that date. The grant date present value of the stock options was determined in accordance with FASB ASC Topic 718 using a Black-Scholes option pricing model and the following assumptions:

			Risk
	Remaining		Free	Expected	Expected	Share Price
	Future Life	Expected	Interest	Life	Dividend	at Grant
Year	of Option	Volatility	Rate	(Years)	Yield	Date

2014	9.3	27.2%	1.80%	6	1.55%	$36.73
2013	8.3	29.3%	1.09%	6	1.72%	$29.31
2012	7.3	29.8%	0.99%	6	1.99%	$23.58

(4)                   The amounts reported in this column include cash awards tied to the achievement of annual Company performance goals under our bonus plan in effect for each of 2014, 2013 and 2012. Each year, the Compensation Committee sets the targets for bonuses as well as the appropriate financial and operational metrics. For information regarding the corporate goals for 2014, see “Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Bonus Compensation”.

(5)                   All amounts reported in this column pertain to the tax-qualified defined benefit pension plan and two supplemental nonqualified, noncontributory retirement plans maintained by the Company. None of the income on nonqualified deferred compensation was above-market or preferential. Variations in the amounts from year to year reflect an additional year of service and pay changes used in the accrued benefit, as well as changes in assumptions on which the benefits are calculated, for which the formula has not been revised. The discount rate used for the present value of accumulated benefits was 4.00% in 2012, 4.95% in 2013 and 4.05% in 2014 causing the amounts to fluctuate down from 2012 to 2013 and then back up in 2014. In addition, the post-commencement mortality table change reflected in 2014 caused an increase in present value. Mr. Welch’s change in pension value increased most significantly due to the year over year change in his MSBP benefit. The value of MSBP benefit increased due to an additional year of service and higher average final compensation, along with one less year of discounting as he approaches the assumed retirement age.

(6)                   All Other Compensation includes amounts for auto allowance, financial, estate and legal planning, income tax return preparation, annual physical, club memberships, personal liability insurance, home security system, personal use of company aircraft and for other benefits such as Company contributions on behalf of the NEOs pursuant to the matching and executive defined contribution plan components of the Savings and Investment Plan, as well as any reimbursements for income taxes related to the inclusion of the value of the payment by the Company of these perquisites. For 2013 and 2014, a non-elective discretionary employer contribution was not made under the executive defined contribution plan component of the Savings and Investment Plan. Perquisites have been valued for purposes of these tables on the basis of the aggregate incremental cost to the Company. The incremental cost of the personal use of the Company aircraft was determined based upon the Company’s expenses incurred in connection with the actual costs of maintenance, landing, parking, crew and catering and estimated fuel costs relating to Mr. Welch’s hours of use of the plane. Fuel expense was determined by calculating the average fuel cost for the month and the average amount of fuel used per hour. These benefits and perquisites for 2014, 2013 and 2012 are itemized in the table below as required by applicable SEC rules.

			Executive
			Defined
			Contribution
			Plan –
		401(k)	Employer	Tax	Personal Use of
Name	Year	Match	Contribution	Reimbursements	Company Aircraft	Other Benefits	Total
Joseph L. Welch	2014	$15,600	—	$156,386	$164,476	$39,253	$375,715
	2013	$15,300	—	$101,061	$393,034	$29,344	$538,739
	2012	$15,000	$16,000	$74,909	$330,735	$21,630	$458,274
Rejji P. Hayes	2014	$13,950	—	—	—	$20,420	$34,370
Linda H. Blair	2014	$13,950	—	—	—	$24,638	$38,588
	2013	$13,850	—	$20,327	—	$23,205	$57,382
	2012	$13,500	$16,000	$16,751	—	$21,665	$67,916
Jon E. Jipping	2014	$13,950	—	—	—	$22,329	$36,279
	2013	$13,850	—	$18,802	—	$21,668	$54,320
	2012	$13,500	$16,000	$13,711	—	$19,041	$62,252
Daniel J. Oginsky	2014	$13,950	—	—	—	$12,020	$25,970
	2013	$13,850	—	$8,082	—	$9,715	$31,647
	2012	$13,500	$16,000	$7,650	—	$10,620	$47,770
Cameron M. Bready	2014	$10,984	—	—	—	$16,271	$27,510
	2013	$13,850	—	$21,319	—	$24,919	$60,088
	2012	$13,500	$16,000	$16,294	—	$23,163	$68,957

(7)                   To show how year-over-year changes in pension value and non-qualified deferred compensation impact total compensation, as determined under SEC rules, we have included this column to show total compensation without changes in pension value and non-qualified deferred compensation earnings. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, as described in footnote 5 to this table, from the amount reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.

(8)                   Mr. Hayes became Vice President, Treasurer and Interim Chief Financial Officer in June 2014 and Senior Vice President, Chief Financial Officer and Treasurer in August 2014. Under applicable SEC rules, we have excluded Mr. Hayes’ compensation for 2012 and 2013 as he was not a named executive in those years.

(9)                   In February 2015, Ms. Blair was named Executive Vice President, Chief Business Unit Officer and President ITC Michigan, and Mr. Oginsky was named Executive Vice President, U.S. Regulated Grid Development.

(10)               Mr. Bready left the Company in June 2014.

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an award made to a NEO during 2014.

Grants of Plan-Based Awards Table

					All Other	All Other
					Stock	Option
					Awards:	Awards:
					Number of	Number of		Grant Date Fair
		Estimated Future Payouts Under Non-Equity			Shares of	Securities	Exercise or Base	Value of Stock
		Incentive Plan Awards			Stock or	Underlying	Price of Option	and Option
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)(1)	Units (#)	Options (#)	Awards ($/Sh)	Awards ($)(2)
(a)	(b)	(c)	(d)	(e)	(i)	(j)	(k)	(l)
Joseph L. Welch	5/20/2014	—	—	—	—	86,956	$36.73	$775,648
	5/20/2014	—	—	—	50,710	—	—	$1,862,578
		—	$1,279,250	$2,558,500	—	—	—	—
Rejji P. Hayes	5/20/2014	—	—	—	—	12,912	$36.73	$115,175
	5/20/2014	—	—	—	1,383	—	—	$50,798
		—	$325,000	$650,000	—	—	—	—
Linda H. Blair	5/20/2014	—	—	—	—	81,934	$36.73	$730,851
	5/20/2014	—	—	—	8,776	—	—	$322,342
		—	$614,000	$1,228,000	—	—	—	—
Jon E. Jipping	5/20/2014	—	—	—	—	66,988	$36.73	$597,533
	5/20/2014	—	—	—	7,175	—	—	$263,538
		—	$502,000	$1,004,000	—	—	—	—
Daniel J. Oginsky	5/20/2014	—	—	—	—	56,446	$36.73	$503,498
	5/20/2014	—	—	—	6,046	—	—	$222,070
		—	$423,000	$846,000	—	—	—	—
Cameron M. Bready		—	—	—	—	—	—	—
		—	—	—	—	—	—	—
		—	—	—	—	—	—	—

(1)                  The compensation reported reflects the annual cash awards tied to the achievement of annual Company performance goals under our 2014 bonus plan. The target payout for 2014 was set at 125% of base salary for Mr. Welch and 100% of base salary for the other NEOs. The amount shown in Column (e) represents the potential payout based on maximum achievement of the bonus goals, under which NEOs’ annual bonus awards could be increased up to two times the target amount. The actual bonus payments earned were based on an achievement of 115% of bonus targets. Actual dollar amounts paid are disclosed and reported in the Summary Compensation Table as Non-Equity Incentive Plan Compensation. Plan awards were earned in 2014 and paid in February 2015. For more information regarding the corporate goals for 2014, see Compensation Discussion and Analysis — Key Components of Our NEO Compensation Program — Bonus Compensation.

(2)                  Grant Date Fair Value consists of stock options and restricted stock awarded under the 2006 LTIP with a grant date of May 20, 2014. See footnote 2 of the Summary Compensation Table for a description of the inputs used to value the stock options under the Black-Scholes option pricing model. The restricted stock awards reflected here are recorded at fair value at the date of grant, which was $36.73 per share for the May 20, 2014 grants.

The Compensation Committee has established bonus targets as a percentage of the base salary for each NEO in consideration of benchmarking data on total cash compensation, the importance of the NEO’s position to the success of the Company, our need to create meaningful incentives to enhance performance and the culture of teamwork that makes our company successful. The Compensation Committee does not have a pre-established targeted allocation of cash compensation.

The Compensation Committee may grant stock options, restricted stock, restricted stock units and performance based awards in the form of equity or cash under the 2006 LTIP with the terms of each award set forth in a written agreement with the recipient. Equity-based grants made in 2014 to the NEOs under the 2006 LTIP were made pursuant to terms stated in a restricted stock award agreement and an option agreement.

The restricted stock award agreements provide that, so long as the grantee remains employed by us, the restricted stock fully vests upon the earlier of (i) the third anniversary of the grant date, (ii) the grantee’s death or permanent disability, or (iii) the occurrence of a “Change in Control Termination”. A “Change in Control Termination” is defined as a termination of Employee’s employment (i) by the Company without “Cause” or (ii) if the Employee is a party to a written employment agreement with the Company, by Employee for “Good Reason” (as defined in such agreement), which termination in the case of (i) or (ii) occurs after the execution of an agreement to which the Company is a party pursuant to which a Change in Control will occur or has occurred upon consummation of the transactions contemplated by such agreement but, if a Change in Control has occurred pursuant thereto, not more than two years after such Change in Control, and if a Change in Control has not yet occurred pursuant thereto, while such agreement remains executory. If the grantee’s employment is terminated for any reason other than retirement at or after age 65, death, disability or Change in Control Termination prior to the restricted stock becoming fully vested, the grantee forfeits the restricted stock, unless otherwise determined by the Compensation Committee. If the grantee attains or has attained age 65 prior to the vesting date while continuing to be employed by the Company, the stock will become vested (i) as of the date the grantee becomes 65, in increments of 33-1/3% of such shares in respect of each one year anniversary (if any) of the date of the agreement that has occurred prior to grantees attaining such age, and (ii) in increments of 33-1/3% of such shares as of each one year anniversary of the date of the agreement that occurs after grantee attains such age until all shares have fully vested (provided that grantee continues to be employed by the Company as of each such anniversary). If employment is terminated for any reason other than death, disability or Change in Control Termination, after the grantee has reached age 65, the remaining unvested shares will be canceled. The restricted stock award agreements also provide that restricted stock issued to the grantee may not be transferred by the grantee in any manner prior to vesting. Grantees otherwise have all rights of holders of our common stock, including voting rights and the right to receive dividends.

The option agreements provide that the options become exercisable in three equal annual installments beginning on the one year anniversary of the grant date so long as the grantee remains employed by us. The options become fully exercisable immediately upon (i) the grantee’s death or permanent disability or (ii) upon a Change in Control Termination (as defined in the restricted stock award agreement). The Compensation Committee has the right to accelerate vesting or extend the time for exercise. The exercise price of the options is the fair market value per share of our common stock on the grant date. The grantee may pay the exercise price in cash, with previously acquired shares that have been held at least six months or may elect to make payment by means of a net exercise. The stock options will expire 10 years after the grant date and will immediately terminate to the extent not yet exercisable if the grantee’s employment with us is terminated for any reason other than retirement at or after age 65, death, disability or Change in Control Termination. If the grantee’s employment is terminated other than due to retirement at or after age 65, death, disability or Change in Control Termination on or after the date the options first become exercisable, then the grantee has the right to exercise the option for three months after termination of employment to the extent exercisable on the date of termination. If the grantee retires from the Company at or after age 65, the options will continue to vest on the normal schedule and the grantee has the right to exercise the option at any time during the remaining term to the extent it was exercisable and not previously exercised. If the grantee’s employment terminates due to death, disability or Change in Control Termination, the grantee or the grantee’s estate has the right to exercise the option at any time during the remaining term to the extent it was exercisable and not previously exercised. The option agreements also provide that options issued to the grantee may not be transferred by the grantee except pursuant to a will or the applicable laws of descent and distribution or transfers to which the

Compensation Committee has given prior written consent. Until the issuance of shares of stock pursuant to the exercise of stock options, holders of stock options granted under the option agreements have no rights of holders of our common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information with respect to unexercised options and shares of stock that have not vested as of the end of 2014 held by the NEOs.

Outstanding Equity Awards at Fiscal Year-End Table

	Number of	Number of
	Securities	Securities
	Underlying	Underlying			Number of
	Unexercised	Unexercised			Shares or Units		Market Value of
	Options (#)	Options (#)	Option	Option	of Stock That		Shares or Units of
	Exercisable	Unexercisable	Exercise Price	Expiration	Have Not		Stock That Have
Name	(1)	(1)	($)	Date	Vested (#)		Not Vested ($) (2)
(a)	(b)	(c)	(e)	(f)	(g)		(h)
Joseph L. Welch	965,007	—	$7.66	7/25/2015	—		—
	23,274	—	$11.00	8/16/2016	—		—
	97,152	—	$14.27	8/15/2017	—		—
	54,861	—	$18.96	8/13/2018	—		—
	46,533	—	$13.79	5/19/2019	—		—
	76,632	—	$17.49	5/18/2020	—		—
	76,440	—	$24.05	5/25/2021	—		—
	97,044	48,522	$23.58	5/22/2022	—		—
	37,461	74,925	$29.31	5/14/2023	—		—
	—	86,956	$36.73	5/20/2024	—		—
					73,026	(3) (6)	$2,952,441
					61,101	(4) (7)	$2,470,313
					50,710	(5)	$2,050,205
Rejji P. Hayes	13,161	6,579	$23.58	5/22/2022	—		—
	5,331	10,659	$29.31	5/14/2023	—		—
	—	12,912	$36.73	5/20/2024	—
					7,962	(8)	$321,904
					1,818	(3)	$73,502
					1,596	(4)	$64,526
					1,383	(5)	$55,915
Linda H. Blair	27,246	—	$11.00	8/16/2016	—		—
	30,210	—	$14.27	8/15/2017	—		—
	56,295	—	$18.96	8/13/2018	—		—

	Number of	Number of
	Securities	Securities
	Underlying	Underlying			Number of
	Unexercised	Unexercised			Shares or Units		Market Value of
	Options (#)	Options (#)	Option	Option	of Stock That		Shares or Units of
	Exercisable	Unexercisable	Exercise Price	Expiration	Have Not		Stock That Have
Name	(1)	(1)	($)	Date	Vested (#)		Not Vested ($) (2)
	91,680	—	$13.79	5/19/2019	—		—
	81,717	—	$17.49	5/18/2020	—		—
	79,575	—	$24.05	5/25/2021	—		—
	84,387	42,192	$23.58	5/22/2022	—		—
	35,337	70,674	$29.31	5/14/2023	—		—
	—	81,934	$36.73	5/20/2024	—		—
					11,664	(3)	$471,576
					10,587	(4)	$428,032
					8,776	(5)	$354,814
Jon E. Jipping	80,418	—	$7.66	7/25/2015	—		—
	91,680	—	$13.79	5/19/2019	—		—
	81,717	—	$17.49	5/18/2020	—		—
	70,935	—	$24.05	5/25/2021	—		—
	74,724	37,362	$23.58	5/22/2022	—		—
	28,881	57,759	$29.31	5/14/2023	—		—
	—	66,988	$36.73	5/20/2024
					10,329	(3)	$417,601
					8,652	(4)	$349,800
					7,175	(5)	$290,085
Daniel J. Oginsky	37,314	—	$18.96	8/13/2018	—		—
	34,692	—	$17.49	5/18/2020	—		—
	36,750	—	$24.05	5/25/2021	—		—
	44,862	22,431	$23.58	5/22/2022	—		—
	19,731	39,462	$29.61	5/14/2023	—		—
	—	56,446	$36.73	5/20/2024	—		—
					6,201	(3)	$250,706
					5,910	(4)	$238,941
					6,046	(5)	$244,440
Cameron M. Bready	—	—	—	—	—		—

(1)              Each option has a ten year term from the date of grant. Options generally vest in three equal annual installments beginning on the first anniversary of the grant date.

(2)              Value was determined by multiplying the number of shares that have not vested by the closing price of our common stock as of December 31, 2014 ($40.43 per share).

(3)              The unvested shares of restricted stock generally vest three years after the date of the grant, which was May 22, 2012.

(4)              The unvested shares of restricted stock generally vest three years after the date of the grant, which was May 14, 2013.

(5)              The unvested shares of restricted stock generally vest three years after the date of grant, which was May 20, 2014.

(6)              Although 48,684 of these shares have not vested pursuant to the terms of the applicable grant agreements, they are no longer subject to a substantial risk of forfeiture due to Mr. Welch having reached retirement age during 2013.

(7)              Although 20,367 of these shares have not vested pursuant to the terms of the applicable grant agreements, they are no longer subject to a substantial risk of forfeiture due to Mr. Welch having reached retirement age during 2013.

(8)              The unvested shares of restricted stock generally vest five years after the date of the grant, which was February 20, 2012.

Equity grants made to NEOs in 2014 were made pursuant to the 2006 LTIP. The terms of these grants are described above in the narrative discussion accompanying the Grants of Plan-Based Awards Table. Equity grants made from 2008 to 2013 have substantially the same terms as the 2014 grants, except that they do not include the double trigger change in control provision and option awards allowed the grantee to pay the exercise price pursuant to a broker-assisted cashless exercise and now include a net exercise. Equity grants under the 2006 LTIP prior to 2008 have substantially the same terms as the grants issued from 2008 to 2013, except that the vesting period of the prior grants was five years rather than three.

Prior to 2006, we awarded equity-based compensation under the 2003 Plan. The plan provided for the granting of equity awards, which consisted of the right to purchase shares of common stock as well as the right to receive grants of restricted common stock and options to purchase shares of common stock. The Compensation Committee administered the plan. Options granted under this plan generally vested and became exercisable at the rate of 20% per year over five years beginning one year after grant, assuming the recipient of the option retired at or after age 65 or continued to be employed during such time by us or any of our subsidiaries, and expired on the tenth anniversary of the date of the grant. In addition, the options would have automatically become exercisable in the event of the recipient’s death or disability and immediately prior to a “change of ownership” of the Company (as defined in the 2003 Plan). Upon retirement at or after age 65, options would have continued to vest on their normal vesting schedule. The options expire earlier in the event of the termination of the option holder’s employment (other than due to retirement at or after age 65, death or disability) or certain change in ownership events. All awards previously granted to NEOs under this plan have fully vested. The 2003 Plan expired in February 2013.

Option Exercises and Stock Vested

The following table provides information with respect to options exercised by the NEOs during 2014 and shares of restricted stock held by the NEOs that vested during 2014.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
			Number of Shares
	Number of Shares	Value Realized on	Acquired on Vesting	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($) (1)	(#)	Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Joseph L. Welch (3)	—	—	17,658	$648,932
Rejji P, Hayes	—	—	—	—
Linda H. Blair	160,836	$4,689,270	10,128	$372,204
Jon E. Jipping	86,505	$1,743,444	9,030	$331,853
Daniel J. Oginsky	46,017	$1,371,458	4,677	$171,880
Cameron M. Bready	262,218	$3,654,485	49,290	$1,812,582

(1)              Equals the stock price on the NYSE on the exercise date minus the option exercise price multiplied by the number of shares acquired on exercise.

(2)              Equals the stock price on the NYSE on the vesting date multiplied by the number of shares acquired on vesting.

(3)              Number of shares vested and value do not include 44,709 restricted shares with a value of $1,657,909 that have not yet vested but became no longer subject to a substantial risk of forfeiture in 2014 due to Mr. Welch having reached retirement age.

Pension Benefits

The following table provides information with respect to each pension benefit plan that provides for payments or other benefits at, following or in connection with retirement. Those plans are the International Transmission Company Retirement Plan (the “Qualified Plan”), the MSBP and the ESRP.

Pension Benefits Table

		Number of Years		Present Value of
		Credited Service		Accumulated Benefit
Name	Plan Name	(#)(1)		($)(2)
(a)	(b)	(c)		(d)
Joseph L. Welch	Cash Balance Component	11.83		$236,250
	Special Annuity Credit	10.00	(3)	$1,161,572
	Total Qualified Plan			$1,397,822
	MSBP	43.92		$30,518,851
Rejji P. Hayes	Cash Balance Component	2.86		$64,132
	Total Qualified Plan			$64,132
	ESRP	2.83		$101,760
Linda H. Blair	Cash Balance Component	20.58		$298,331
	ESRP Shift	11.83		$34,806
	Total Qualified Plan			$333,137
	ESRP	11.83		$933,834
Jon E. Jipping	Traditional Component	24.03		$1,001,206
	Total Qualified Plan			$1,001,206
	ESRP	9.92		$819,033
Daniel J. Oginsky	Cash Balance Component	10.20		$225,654
	Total Qualified Plan			$225,654
	ESRP	10.00		$624,658
Cameron M. Bready	Cash Balance Component	5.21		$128,776
	Total Qualified Plan			$128,776
	ESRP	5.17		$445,369

(1)              Credited service is estimated as of December 31, 2014 and represents the service reflected in the determination of benefits. For determining vesting, service with DTE Energy is counted for all plans shown in the table except for the ESRP, as explained below.

For Ms. Blair and Mr. Jipping, the credited service for the traditional and cash balance components of the Qualified Plan includes service with DTE Energy. The Company began operations on February 28, 2003, following its acquisition of ITCTransmission from DTE Energy. As of that date, the benefits from DTE Energy’s qualified plan that had accrued, as well as the associated assets from DTE Energy’s pension trust, were transferred to the Company’s plan. Therefore, even though DTE Energy service is included in determining the benefits under the traditional and cash balance components of the Qualified Plan, the benefits associated with this additional service do not represent a benefit augmentation, but rather a transfer of benefit liability and associated assets from DTE Energy’s qualified plan to the Qualified Plan. With respect to the ESRP, credited service includes Company service only for the period during which the NEO was an ESRP participant.

Mr. Welch’s credited service for the Qualified Plan only includes service with the Company because he retired under DTE Energy’s qualified plan concurrent with commencing employment with the Company. As a result, unlike the other NEOs, his benefits under DTE Energy’s qualified plan were not transferred to the Qualified Plan. Mr. Welch also retired under DTE Energy’s Management Supplemental Benefit Plan, though with lower benefits than he would have earned with additional service. In order to compensate Mr. Welch for the value of benefits he would have received had he remained with DTE Energy, the Company agreed to establish its MSBP such that benefits would be calculated including service with DTE Energy, with the resulting amount offset by the benefits he is receiving from DTE Energy. We estimate that $3.6 million of the Present Value of Accumulated Benefit is the value of the augmentation of benefits resulting from including Mr. Welch’s 32 years of service with DTE Energy.

(2)              The “Present Value of Accumulated Benefit” is the estimated lump-sum equivalent value measured as of December 31, 2014 (the “measurement date” used for financial accounting purposes) of the benefit that was earned as of that date. Certain benefits are payable as an annuity only, not as a lump sum, and/or may not be payable for several years in the future. The values reflected are based on several assumptions. The date at which the present values were estimated was December 31, 2014. The rate at which future expected benefit payments were discounted in calculating present values was 4.05%, the same rate used for fiscal year-end 2014 financial accounting disclosure of the Qualified Plan. The future annual earnings rate on account balances under the cash balance and ESRP shift components of the Qualified Plan, and for ESRP benefits, was assumed to be 3.26% for 2015 and 5.0% thereafter.

We assumed no NEOs would die or become disabled prior to retirement, or terminate employment with us prior to becoming eligible for benefits unreduced for early retirement. While Mr. Bready resigned during 2014, an assumed retirement age of 58 was still used to identify the unreduced value. The assumed retirement age for each executive was generally the earliest age at which benefits unreduced for early retirement were available under the respective plans. For the traditional component of the defined benefit plan, that age is the earlier of (1) age 58 with 30 years of service (including service with DTE Energy), or (2) age 60 with 15 years of service. For consistency, we generally use the same assumed retirement commencement age for other benefits, including benefits expressed as an account value where the concept of benefit reductions for early retirement is not meaningful. The assumed retirement benefit commencement ages for the respective NEOs were as follows:

•	Mr. Welch:	Age 68
•	Mr. Bready	Age 58
•	Ms. Blair:	Age 58
•	Mr. Hayes	Age 58
•	Mr. Jipping:	Age 58
•	Mr. Oginsky	Age 58

Post-retirement mortality was assumed to be in accordance with the RP-2014 table projected for future mortality improvements with modified MP-2014 generational scale. Benefits under the traditional component of the Qualified Plan were assumed to be paid as a monthly annuity payable for the lifetime of the employee. Under the MSBP, benefits are payable for Mr. Welch’s life with a minimum payment period of 15 years guaranteed. For all other benefits, payment was assumed to be as a single lump sum, although other actuarially equivalent forms are available.

(3)              A maximum of 10 years of service is counted for purposes of the Special Annuity Credit.

We maintain one tax-qualified noncontributory defined benefit pension plan and two supplemental nonqualified, noncontributory defined benefit retirement plans. First, we maintain the Qualified Plan, which provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code. Generally, all of our salaried employees, including the NEOs, are eligible to participate.

Second, we maintain the MSBP, in which Mr. Welch is the only participant. The MSBP provides additional retirement benefits that are not tax-qualified.

Third, we maintain the ESRP, in which Ms. Blair and Messrs. Hayes, Jipping and Oginsky participate. The ESRP provides additional retirement benefits which are not tax qualified. Mr. Bready was also a participant prior to his resignation.

The following describes the Qualified Plan, the MSBP, and the ESRP, and pension benefits provided to the NEOs under those plans.

Qualified Plan

There are two primary retirement benefit components of the Qualified Plan. Each NEO earns benefits from the Company under only one of these primary components.

Because our first operating utility subsidiary was acquired from DTE Energy, a component of the Qualified Plan bears relation to the DTE Energy Corporation Retirement Plan (the “DTE Plan”). Generally, persons who were participants in the “traditional component” of the DTE Plan as of February 28, 2003 (the date ITCTransmission was acquired from DTE Energy) earn benefits under the traditional component of our Qualified Plan. All other participants earn benefits under the cash balance component. Mr. Welch began receiving retirement benefits under the traditional component of the DTE Plan before beginning his employment with us, and is earning benefits under the cash balance component of the Qualified Plan. In addition to the traditional and cash balance components, Mr. Welch has earned a special annuity credit described below, and Ms. Blair has benefits under the ESRP shift, also described below.

Benefits under the Qualified Plan are funded by an irrevocable tax-exempt trust. A NEO’s benefit under the Qualified Plan is payable from the assets held by the tax-exempt trust.

NEOs become fully vested in their normal retirement benefits described below with 3 years of service, including service with DTE Energy, or upon attainment of the plan’s normal retirement age of 65. If a NEO terminates employment with less than 3 years of service, the NEO is not vested in any portion of his or her benefit.

Traditional Component of Qualified Plan

Mr. Jipping participates in the traditional component of the Qualified Plan. The benefits are determined under the following formula, stated as an annual single life annuity payable in equal monthly installments at the normal retirement age of 65: 1.5% times average final compensation times credited service up to 30 years, plus 1.4% times average final compensation times credited service in excess of 30 years. Credited service includes service with DTE Energy. Although benefits under the formula are defined in terms of a single life annuity, other annuity forms (e.g., joint and survivor benefits) are available that have the same actuarial value as the single life annuity benefit. The benefits are not payable in the form of a lump sum.

Average final compensation is equal to one-fifth of the NEO’s salary (excluding any bonuses or special pay) during the 260 consecutive weeks of credited service at any time during the NEO’s employment that results in the highest average.

Benefits provided under the Qualified Plan are based on compensation up to a compensation limit under the Internal Revenue Code (which was $260,000 in 2014, and is indexed in future years). In addition, benefits provided under the Qualified Plan may not exceed a benefit limit under the Internal Revenue Code (which was $210,000 payable as a single life annuity beginning at normal retirement age in 2014).

NEOs may retire with a reduced benefit as early as age 45 after 15 years of credited service. If a NEO has 30 years of credited service at retirement, the benefit that would be payable at normal retirement age is reduced for commencement ages below 58. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 58 and older:	100%
Age 55:	85%
Age 50:	40%

If a NEO has less than 30 years of credited service at retirement, the benefit that would be payable at normal retirement age is reduced for commencement ages below age 60. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 60 and older:	100%

Age 55:	71%
Age 50:	40%

If a NEO terminates employment prior to earning 15 years of credited service, the annuity benefit may not commence prior to attaining age 65. If the NEO terminates employment after earning 15 years of credited service but below age 45, the benefit may commence as early as age 45. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 65 and older:	100%
Age 60:	58%
Age 55:	36%
Age 50:	23%
Age 45:	16%

Mr. Jipping’s annual accrued benefit payable monthly as an annuity for his lifetime, beginning at age 65, is approximately $90,500. He is fully vested.

Cash Balance Component of Qualified Plan

Ms. Blair and Messrs. Welch, Hayes and Oginsky participate in the cash balance component of the Qualified Plan. The benefits are stated as a notional account value.

Each year, a NEO’s account is increased by a “contribution credit” equal to 7% of pay. For this purpose, pay is equal to base salary plus bonuses and overtime up to the same compensation limit as applies under the traditional component of the Qualified Plan ($260,000 in 2014). Each year, a NEO’s account is also increased by an “interest credit” based on 30-year Treasury rates.

Upon termination of employment, a vested NEO may elect full payment of his or her account. Alternate forms of benefit (e.g., various forms of annuities) are available as well that have the same actuarial value as the account.

As of January 1, 2015, Ms. Blair and Messrs. Oginsky and Welch are entitled to immediate payment of their account value on termination of employment, even if before normal retirement age. Mr. Hayes became fully vested on February 20, 2015. Ms. Blair’s estimated account value as of year-end 2014 is approximately $270,000, Mr. Welch’s is approximately $237,000, Mr. Hayes’ is approximately $55,000 and Mr. Oginsky’s is approximately $198,000. Mr. Bready’s account value was approximately $114,000 and he was 100% vested when he resigned.

Special Annuity Credit for Mr. Welch in the Qualified Plan

In addition to his cash balance account, Mr. Welch has earned an additional benefit in the Qualified Plan. This benefit is stated as a single life annuity payable in equal monthly installments, equal to $10,000 times years of credited service after February 28, 2003 up to ten years of credited service (i.e., the maximum benefit is $100,000 per year). Other annuity forms are available that are actuarially equivalent to the single life annuity.

Because Qualified Plan benefits are offset against the otherwise determined MSBP benefits (see below), the effect of this benefit is to shift benefits from the MSBP, a nonqualified plan, to the Qualified Plan, which affords certain tax benefits to the Company and Mr. Welch. As of year-end 2013, Mr. Welch was eligible to retire and receive the maximum annual benefit of $100,000.

ESRP Shift Benefit in Qualified Plan

The ESRP provides notional account accruals similar to the cash balance component of the Qualified Plan. The “compensation credit” to the NEO’s notional account, analogous to the contribution credit in the cash balance component of the Qualified Plan, is equal to 9% of base salary plus actual bonus earned under the Company’s annual bonus plan. The “investment credit,” analogous to the interest credit in the cash balance component of the Qualified Plan, is similarly based on 30-year Treasury rates.

The ESRP shift benefit is an amount that would otherwise be payable from the ESRP, but is instead being paid from the Qualified Plan, subject to applicable qualified plan legal limits on the ability to discriminate in favor of highly paid employees. The NEO’s cash balance account is increased by any amounts shifted from the ESRP. As with Mr. Welch’s special annuity credit, the purpose of the benefit is to provide the NEOs and the Company the tax advantages of providing benefits through a qualified plan.

Ms. Blair has received ESRP shift additions to her Qualified Plan cash balance account. There was no shift of compensation credits for 2014, although previous shifts have continued to earn interest credits. As of year-end 2014, her ESRP shift balance was approximately $31,000.

Management Supplemental Benefit Plan

The benefit provided by the MSBP is payable as an annuity beginning on the earliest date following termination of employment that is permitted under Section 409A of the Internal Revenue Code (relating to the taxation of deferred compensation). The purpose of the MSBP is to provide an overall target level of benefits based on all years of service, including with DTE Energy. The MSBP benefit is equal to this overall target offset by all benefits earned under the Qualified Plan, the DTE Plan, and DTE Energy’s Management Supplemental Benefit Plan, a nonqualified plan.

The MSBP target before offsets, expressed as an annual single life annuity with 15 years of payments guaranteed commencing at age 60 (the MSBP normal retirement age) or later, is equal to: (1) 60% plus 0.5% for each year of total service in excess of 25 years, times (2) “average final compensation”.

Mr. Welch is currently eligible to retire with an immediate benefit under the MSBP. The life annuity with 15 years of guaranteed payments is the only form of benefits payable under the plan. A lump sum is not available.

“Average final compensation” is equal to one-fifth of Mr. Welch’s compensation during the 260 weeks, not necessarily consecutive, of Company service that results in the highest average. Compensation is equal to salary plus any bonuses, excluding Special Bonus Amounts paid after May 17, 2006 under the Special Bonus Plan and amounts paid under Mr. Welch’s retention compensation agreement. Unlike the Qualified Plan, for the MSBP there is no limit on the amount of pay taken into account.

For purposes of calculating average final compensation, amounts paid by DTE Energy are considered in selecting the highest 260 weeks. Further, each bonus payment that is considered compensation is mapped to the single week it was paid before the highest 260 weeks are selected. Therefore, although compensation is averaged over the number of weeks in 5 years, the average final compensation includes well over 5 years of bonuses.

As of December 31, 2014, if Mr. Welch would have retired, he would have received an annual MSBP benefit of approximately $2,359,000 after offsets, payable as an annuity for his lifetime with a minimum payment period of 15 years guaranteed.

The MSBP is funded with a Rabbi Trust, which we cannot use for any purpose other than to satisfy the benefit obligations under the MSBP, except in the event of the Company’s bankruptcy, in which case the assets are available to general creditors.

Executive Supplemental Retirement Plan

The ESRP is a nonqualified retirement plan. Only selected executives participate, including Ms. Blair and Messrs. Hayes, Jipping and Oginsky. Mr. Welch does not participate. The purpose of the ESRP is to promote the success of the Company and its subsidiaries by providing the ability to attract and retain talented executives by providing such designated executives with additional retirement benefits.

The ESRP resembles the cash balance component of the Qualified Plan in that benefits are expressed as a notional account value and the vested account balance is payable as a lump sum on termination of employment, although an installment option of equivalent value is also available.

Each year, a NEO’s account is increased by a “compensation credit” equal to 9% of pay. For this purpose, pay is equal to base salary plus bonuses under the Company’s annual bonus plan. There is no limit on compensation that may be taken into account as in the Qualified Plan. Each year, a NEO’s account is also increased by an “investment credit” equal to the same earnings rate as the interest credit in the cash balance component of the Qualified Plan, based on 30-year Treasury rates.

The plan has been in effect since March 1, 2003. Vesting occurs at 20% for each year of participation. As of December 31, 2014, Ms. Blair and Messrs. Jipping and Oginsky were fully vested and Mr. Hayes was 40% vested. Mr. Bready was also a participant prior to his resignation and was 100% vested when he resigned.

As noted above in the description of the Qualified Plan, a portion of the ESRP account balance may be shifted to the cash balance component of the Qualified Plan each year, as permitted under the rules for qualified plans. Such a shift allows the NEOs to become immediately vested in the account values shifted, and confers certain tax advantages to the NEOs and us. As of December 31, 2014, the ESRP account values, net of the amounts shifted to the Qualified Plan, are as follows:

Ms. Blair:	$843,749
Mr. Hayes	$87,926
Mr. Jipping:	$766,259
Mr. Oginsky:	$547,142
Mr. Bready	$395,456

On March 3, 2015, Mr. Bready, per terms of the plan, received a lump sum distribution of his ESRP benefit in the amount of $397,605 (the value as of December 31, 2014, plus interest). This is lower than the present value shown in the Pension Benefits Table due to commencement prior to age 58.

The ESRP is funded with a Rabbi Trust, which we cannot use for any purpose other than to satisfy the benefit obligations under the ESRP, except in the event of the Company’s bankruptcy, in which case the assets are available to general creditors. All ESRP balances become fully vested upon a change in control of the Company.

Nonqualified Deferred Compensation

We maintain the Executive Deferred Compensation Plan under which nonqualified deferred compensation is permissible. Only selected officers of the Company, including the NEOs, are eligible to participate in this plan and only Mr. Welch has deferred income under this plan. NEOs are allowed to defer up to 100% of their salary, bonus and restricted stock dividends. Investment earnings are based on the same investment options available under the qualified Savings and Investment Plan (401(k) Plan), and are selected by the individual NEOs. Distributions will generally be made at the NEO’s termination of employment for any reason. The following table provides information with respect to the plan that allows for the deferral of compensation on a basis that is not tax-qualified. There were no Company contributions, executive contributions or withdrawals, or other distributions pursuant to the plan during 2014.

Nonqualified Deferred Compensation Table

	Aggregate Earnings in	Aggregate Balance at
Name	Last FY ($)	Last FYE ($)
(a)	(d)	(f)
Joseph L. Welch (1)	$39,549	$727,043
Rejji P. Hayes	—	—
Linda H. Blair	—	—
Jon E. Jipping	—	—
Daniel J. Oginsky	—	—
Cameron M. Bready	—	—

(1)              None of this amount is reported in the Summary Compensation Table, as none of it is above-market or preferential.

Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreements

As referenced above, we entered into employment agreements with each of the NEOs in December 2012 and January 2013 which superseded the employment agreements then in effect. The employment agreements are subject to automatic one-year employment term renewals each year beginning December 21, 2014, unless either party provides the other with 30 days’ advance written notice of intent not to renew the employment term. Under the employment agreements, Mr. Welch reports to our Board of Directors and all of the other NEOs who are currently employed by us report to Mr. Welch.

The employment agreements provide that each NEO will receive an annual base salary equal to their current base salary, which is subject to annual review and increase by our Board of Directors in its discretion. The employment agreements also provide that NEOs are eligible to receive an annual cash bonus, subject to our achievement of certain performance targets established by our Board of Directors, as detailed in the Compensation Discussion and Analysis section of this Schedule F. The employment agreements also provide the NEOs with the right to participate in equity plans, employee benefit plans and retirement plans, including but not limited to welfare plans, retiree welfare benefit plans and defined benefit and defined contribution plans.

In addition, the NEOs’ employment agreements provide for payments by us of certain benefits upon termination of employment. The rights available at termination depend on the situation and circumstances surrounding the terminating event. The terms “Cause” and “Good Reason” are used in the employment agreements of each NEO and an understanding of these terms is necessary to determine the appropriate rights for which a NEO is eligible. The terms are defined as follows:

•                  Cause means: a NEO’s continued failure substantially to perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Company to the NEO of such failure; dishonesty in the performance of the NEO’s duties; a NEO’s conviction of, or plea of nolo contender to, a crime constituting a felony or misdemeanor involving moral turpitude; willful malfeasance or willful misconduct in connection with a NEO’s duties; any act or omission which is injurious to the financial condition or business reputation of the Company; or violation of the non-compete or confidentiality provisions of the employment agreement.

•                  Good reason means: a greater than 10% reduction in the total value of the NEO’s base salary, target bonus, and employee benefits; or if the NEO’s responsibilities and authority are substantially diminished.

If a NEO’s employment is terminated with cause by the Company or by the NEO without good reason, the NEO will generally only receive his or her accrued but unpaid compensation and benefits as of the date of his or her employment termination. If the NEO terminates due to death or disability (as defined in the employment agreements), the NEO (or the NEO’s spouse or estate) would also receive a pro rata portion of his or her current year annual target bonus.

If a NEO’s employment is terminated by the Company without cause or by the NEO for good reason, the NEO will receive the following, subject to the NEO’s execution of a release agreement and commencing generally on the earliest date that is permitted under Section 409A of the Internal Revenue Code:

•                  any accrued but unpaid compensation and benefits. For each of the NEOs serving on December 31, 2014, the benefits include:

•                  Mr. Welch: annual Special Annuity Credit and cash balance under the Qualified Plan, and annual MSBP benefit;

•                  Ms. Blair: cash balance and ESRP shift under the Qualified Plan and vested portion of ESRP balance;

•                  Mr. Hayes: cash balance under the Qualified Plan and vested portion of ERSP balance;

•                  Mr. Jipping: annual benefit under the traditional component of the Qualified Plan and vested portion of ESRP balance; and

•                  Mr. Oginsky: cash balance under the Qualified Plan and vested portion of ESRP balance;

•                  continued payment of the NEO’s then-current base salary for two years;

•                  payment to Mr. Welch in any case, and for the other NEOs if the termination is within six months before or two years after a “Change of Control” (as defined in the employment agreements), of an amount equal to two times the average of the annual bonuses that were payable to the NEO for the three fiscal years immediately preceding the fiscal year in which his or her employment terminates, payable in equal installments over the period in which continued base salary payments are made;

•                  a pro rata portion of the annual bonus for the year of termination, based upon the Company’s actual achievement of the performance targets for such year as determined under the annual bonus plan and paid at the time that such bonus would normally be paid;

•                  eligibility to continue coverage under our active medical, dental and vision plans subject to applicable COBRA rules; if such coverage is elected, we will reimburse the NEO for the shorter of 18 months or until the NEO becomes eligible for coverage under another employer-sponsored group plan, in an amount equal to our periodic cost of such coverage for other executives, plus a tax gross-up amount;

•                  outplacement services for up to two years; and

•                  for Mr. Welch and Ms. Blair, deemed satisfaction of the eligibility requirements of our retiree welfare benefit plan for purposes of participation therein; and for Messrs. Hayes, Jipping and

Oginsky, participation in our retiree welfare benefit plan only if, by the end of their specified severance period, they have achieved the necessary age and service credit otherwise necessary to meet the eligibility requirements. In addition, if we terminate our retiree welfare benefit plan and, by application of the provisions described in the prior sentence, the NEO would otherwise be entitled to retiree welfare benefits, we will establish other coverage for the NEO or the NEO will receive a cash payment equal to our cost of providing such benefits, in order to assist the NEO in obtaining other retiree welfare benefits.

In addition, while employed by us and for a period of two years after any termination of employment without cause by the Company (other than due to their disability) or for good reason by them and for a period of one year following any other termination of their employment, the NEOs will be subject to certain covenants not to compete with or assist other entities in competing with our business and not to encourage our employees to terminate their employment with us. At all times while employed and thereafter, the NEOs will also be subject to a covenant not to disclose confidential information.

In the event the NEO becomes subject to excise taxes under Section 4999 of the Internal Revenue Code as a result of payments and benefits received under the employment agreements or any other plan, arrangement or agreement with us, we will pay (a) the NEO (other than Mr. Welch) only that portion of such payments which are in total equal to one dollar less than the amount that would subject the NEO to the excise tax, and (b) in the case of Mr. Welch, the greater of the following which would give Mr. Welch the highest net after-tax amount (after payment by Mr. Welch of the excise tax and any other applicable taxes): (i) such payments and (ii) only that portion of such payments which are in total equal to one dollar less than the amount that would subject Mr. Welch to the excise tax.

Options and Restricted Stock Grants

In the event of a change in control, all unvested options and restricted stock grants awarded pursuant to the 2006 LTIP prior to November 12, 2013 will vest in full with or without termination of employment. In the event of a change in control, all unvested options and restricted stock grants awarded pursuant to the 2006 LTIP on or after November 12, 2013, will vest in full only with termination of employment. The values that would have been received by the NEOs upon accelerated vesting due to termination of employment from a change in control, assuming a change in control transaction had been consummated on December 31, 2014, are as follows:

Accelerated Option and Stock Vesting Table

	Option Awards		Stock Awards
			Number of Shares
	Number of Shares	Value Realized on	Acquired on Vesting	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($) (1)	(#)	Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Joseph L. Welch	210,403	$1,972,499	184,837	$7,472,960
Rejji P. Hayes	30,150	$277,159	12,759	$515,846
Linda H. Blair	194,800	$1,799,986	31,027	$1,254,422
Jon E. Jipping	162,109	$1,519,685	26,156	$1,057,487
Daniel J. Oginsky	118,339	$1,025,630	18,157	$734,088
Cameron M. Bready	—	—	—	—

(1)              Equals the stock price on the NYSE on December 31, 2014 minus the option exercise price multiplied by the number of unvested options.

(2)              Equals the stock price on the NYSE on December 31, 2014 multiplied by the number of shares acquired on vesting.

Payments in the Event of Termination

The benefits to be provided to the NEOs as a result of termination under various scenarios are detailed in the tables below. The tables assume that the termination occurred on December 31, 2014, and the relevant stock price was $40.43 per share.

Joseph L. Welch - Termination Scenarios: Value of Potential Payments

Total Value of Severance, Benefits and Unvested Equity Awards(1)(2)

			Involuntary Not-
			for-Cause or	Change In
	Voluntary	Involuntary	Voluntary Good	Control (pre-		Death (pre-
	Resignation	For Cause	Reason	tax)(3)	Disability	retirement)(4)
Compensation
Cash Severance	$0	$0	$4,948,633	$4,948,633	$0	$0
Pro Rata Share of Annual Incentive Comp	$0	$0	$1,471,138	$1,471,138	$1,279,250	$1,279,250
Stock Options	$0	$0	$0	$1,972,488	$1,972,488	$1,972,488
Restricted Stock Awards	$0	$0	$0	$4,681,228	$4,681,228	$4,681,228

Benefits and Perquisites
Qualified Plan (5)	$136,058	$136,058	$136,058	$136,058	$136,058	$369
MSBP (6)	$3,018,452	$3,018,452	$3,018,452	$3,018,452	$3,018,452	$0
Perquisites	$0	$0	$30,000	$30,000	$0	$0
Health & Welfare Benefits	$0	$0	$23,051	$23,051	$0	$0
Post-Retirement Welfare Plan (7)	$501,384	$501,384	$501,384	$501,384	$501,384	$558,482
Total Payout:	$3,655,894	$3,655,894	$10,128,716	$16,782,432	$11,588,860	$8,491,817

Linda H. Blair - Termination Scenarios: Value of Potential Payments

Total Value of Severance, Benefits and Unvested Equity Awards(1)(2)

			Involuntary Not-
			for-Cause or	Change In
	Voluntary	Involuntary	Voluntary Good	Control (pre-		Death (pre-
	Resignation	For Cause	Reason	tax)(3)	Disability	retirement)(4)
Compensation
Cash Severance	$0	$0	$2,531,307	$2,531,307	$0	$0
Pro Rata Share of Annual Incentive Comp	$0	$0	$706,100	$706,100	$614,000	$614,000
Stock Options	$0	$0	$0	$1,800,003	$1,800,003	$1,800,003
Restricted Stock Awards	$0	$0	$0	$1,254,422	$1,254,422	$1,254,422

Benefits and Perquisites
Qualified Plan	$0	$0	$0	$0	$0	$0
ESRP	$0	$0	$0	$0	$0	$0
Perquisites	$0	$0	$25,000	$25,000	$0	$0
Health & Welfare Benefits	$0	$0	$28,372	$28,372	$0	$0
Post-Retirement Welfare Plan (8)	$0	$0	$437,609	$437,609	$0	$0

Total Payout:	$0	$0	$3,728,388	$6,782,813	$3,668,424	$3,668,424

Rejji P. Hayes - Termination Scenarios: Value of Potential Payments

Total Value of Severance, Benefits and Unvested Equity Awards(1)(2)

			Involuntary Not-
			for-Cause or	Change In
	Voluntary	Involuntary	Voluntary Good	Control (pre-		Death (pre-
	Resignation	For Cause	Reason	tax)(3)	Disability	retirement)(4)
Compensation
Cash Severance	$0	$0	$891,440	$891,440	$0	$0
Pro Rata Share of Annual Incentive Comp	$0	$0	$373,750	$373,500	$325,000	$325,000
Stock Options	$0	$0	$0	$277,187	$277,187	$277,187
Restricted Stock Awards	$0	$0	$0	$515,846	$515,846	$515,846

Benefits and Perquisites
Qualified Plan(9)(10)	$0	$0	$0	$0	$0	$0
ESRP (11)	$0	$0	$0	$0	$0	$0
Perquisites	$0	$0	$25,000	$25,000	$0	$0
Health & Welfare Benefits	$0	$0	$40,062	$40,062	$0	$0

Total Payout:	$0	$0	$1,330,252	$2,123,285	$1,118,033	$1,118,033

Jon E. Jipping - Termination Scenarios: Value of Potential Payments

Total Value of Severance, Benefits and Unvested Equity Awards(1)(2)

			Involuntary Not-
			for-Cause or	Change In
	Voluntary	Involuntary	Voluntary Good	Control (pre-		Death (pre-
	Resignation	For Cause	Reason	tax)(3)	Disability	retirement)(4)
Compensation
Cash Severance	$0	$0	$2,153,387	$2,153,387	$0	$0
Pro Rata Share of Annual Incentive Comp	$0	$0	$577,300	$577,300	$502,000	$502,000
Stock Options	$0	$0	$0	$1,519,697	$1,519,697	$1,519,697
Restricted Stock Awards	$0	$0	$0	$1,057,487	$1,057,487	$1,057,487

Benefits and Perquisites
Qualified Plan (12)	$0	$0	$0	$0	$0	$0
ESRP	$0	$0	$0	$0	$0	$0
Perquisites	$0	$0	$25,000	$25,000	$0	$0
Health & Welfare Benefits	$0	$0	$28,372	$28,372	$0	$0

Total Payout:	$0	$0	$2,784,059	$5,361,243	$3,079,184	$3,079,184

Daniel J. Oginsky - Termination Scenarios: Value of Potential Payments

Total Value of Severance, Benefits and Unvested Equity Awards(1)(2)

			Involuntary Not-
			for-Cause or	Change In
	Voluntary	Involuntary	Voluntary Good	Control (pre-		Death (pre-
	Resignation	For Cause	Reason	tax)(3)	Disability	retirement)(4)
Compensation
Cash Severance	$0	$0	$1,678,401	$1,678,401	$0	$0
Pro Rata Share of Annual Incentive Comp	$0	$0	$486,450	$486,450	$423,000	$423,000
Stock Options	$0	$0	$0	$1,025,630	$1,025,630	$1,025,630
Restricted Stock Awards	$0	$0	$0	$734,088	$734,088	$734,088

Benefits and Perquisites
Qualified Plan	$0	$0	$0	$0	$0	$0
ESRP	$0	$0	$0	$0	$0	$0
Perquisites	$0	$0	$25,000	$25,000	$0	$0
Health & Welfare Benefits	$0	$0	$27,571	$27,571	$0	$0

Total Payout:	$0	$0	$2,217,422	$3,977,139	$2,182,718	$2,182,718

(1)     All scenarios include the value of severance and embedded value of accelerated equity. For Mr. Welch and Ms. Blair, the value of the Postretirement Welfare Plan is additionally included where applicable. Mr. Welch’s termination scenarios also reflect additional years of pension benefit payments because his pension benefits are fully vested as of December 31, 2014. The Pension Benefits Table assumes that none of the executives are terminated prior to retirement age and that benefits are paid once retirement commences (age 58 is assumed, except for age 68 for Mr. Welch). All other accrued pension benefits, outside of present value reductions outlined in footnotes (4), (9), (10), (11) and (12) and additional pension benefits upon death, have not been included in these termination scenarios but can be found in the Pension Benefits Table.

(2)     Upon any termination of employment, benefits that are accrued but unpaid prior to that event are paid. These benefits are assumed to be $0 in the above table.

(3)     Change in control values include severance amounts reflecting cutbacks to safe harbor value where this is greater than if an excise tax had been paid. No executive would be subject to an excise tax at the assumed change in control date; therefore, the table reflects no cutbacks.

(4)     In the event of Mr. Welch’s termination of employment for death (pre-retirement), his spouse would receive survivor benefits under the Postretirement Welfare Plan, half of the Special Annuity Credit that is payable as a 50% joint and survivor annuity, the Qualified Plan cash balance component, and 15 years of payments of the MSBP annuity. In the event of Mr. Jipping’s termination for death (pre-retirement), his spouse would receive half the 50% joint and survivor annuity under the traditional component of the Qualified Plan, also reduced to reflect a 90% for the early retirement factor that would apply at age 58 since Mr. Jipping does not have 30 years of service as of December 31, 2014. Under termination for death (pre-retirement), Ms. Blair’s, Mr. Hayes’ and Mr. Oginsky’s Qualified Plan and ESRP benefits are payable immediately to the surviving spouse. The above termination scenarios do not reflect the reduction in present value of death benefits ($4,373,937 for Mr. Welch, $122,223 for Ms. Blair, $22,553 for Mr. Hayes, $609,355 for Mr. Jipping and $105,518 for Mr. Oginsky) compared to present value in the Pension Benefits Table.

(5)     The vested Special Annuity Credit that Mr. Welch is entitled to receive is included in the pension benefit values upon all terminations of employment, with the exception of death, as stated in the Pension Benefits Table ($1,161,572). This amount assumes payment would commence at an assumed retirement age of 68. The amount shown above is attributed to additional years of payment prior to that assumed retirement age (Mr. Welch was 66 years old as of December 31, 2014). The Pension Benefits Table assumes payment commences after Mr. Welch’s assumed retirement age of 68 and reflects the present value of the cash balance component of the Qualified Plan. Please see “Pension Benefits — Qualified Plan - Special Annuity Credit for Mr. Welch in the Qualified Plan” in this Schedule F. Mr. Welch has met the retirement eligibility requirements and therefore would receive benefits under the Qualified Plan upon termination.

(6)     The MSBP value in the Pension Benefits Table assumes payment commences at the assumed retirement age of 68. The amount shown in the above table is attributed to additional years of payment prior to that assumed retirement age.

(7)     Mr. Welch has met the retirement eligibility requirements and therefore would receive benefits under the Postretirement Welfare Plan upon termination.

(8)     The value of the Postretirement Welfare Plan benefit is included in involuntary termination not for cause and change in control scenarios since Ms. Blair’s employment agreement includes a provision for deemed satisfaction of the eligibility requirements when terminated under these scenarios. It is assumed she would commence her Postretirement Welfare Benefits at age 58.

(9)     As of December 31, 2014, Mr. Hayes is only 40% vested in the ESRP and not vested in the Qualified Plan. The values shown above do not reflect the reduction in present value ($125,188) of the unvested Retirement Plan and ESRP benefits in the voluntary and involuntary termination scenarios.

(10)   In the event of a change in control, Mr. Hayes is immediately vested in the ESRP but not in the Qualified Plan. The value shown above does not reflect the reduction in present value ($64,132) of the unvested Retirement Pan benefit.

(11)   In the event of disability, Mr. Hayes is immediately vested in the Qualified Plan but only 40% vested in the ESRP. The value shown above does not reflect the reduction in present value ($61,056) of the unvested ESRP benefit.

(12)   The Pension Benefits Table assumes that Mr. Jipping would not be terminated before retirement age and no early retirement reduction was applied. In all termination scenarios, however, a 90% early retirement factor would apply at age 58 because Mr. Jipping has less than 30 years of service as of December 31, 2014. The above table does not reflect the reduction in the present value ($100,121 except for death) due to applying the 90% early retirement factor.

Upon death or disability, a NEO (or his or her estate) receives a pro rata portion of his or her current year target bonus, full and immediate vesting of any unvested stock options and all restrictions on restricted stock are assumed lapsed. All balances under the cash balance and ESRP shift components of the Qualified Plan, and the ESRP balance (vested portion only for disability), are immediately payable. If the NEO has 10 years of service after age 45, then the NEO (and his or her spouse) is eligible for retiree medical benefits.

Mr. Bready was not entitled to any severance benefits, payments or acceleration of his outstanding and unvested equity awards in connection with his resignation. The only payment Mr. Bready received after his resignation was a lump sum distribution of his ESRP benefit in the amount of $397,605 (the value as of December 31, 2014, plus interest) on March 3, 2015, pursuant to the terms of the plan.

Director Compensation

The following table provides information concerning the compensation of directors during 2014.

Director Compensation Table

	Fees Earned or Paid in Cash ($)
Name	(1)	Stock Awards ($) (2)	Total ($)
(a)	(b)	(c)	(h)
Albert Ernst (4)	$28,125	$28,090	$56,215
Christopher H. Franklin	$85,000	$74,924	$159,924
Edward G. Jepsen	$75,000	$74,924	$149,924
David R. Lopez (4)	$28,125	$28,090	$56,215
William J. Museler	$85,000	$74,924	$159,924
Hazel R. O’Leary	$85,000	$74,924	$159,924
Thomas G. Stephens	$75,000	$74,924	$149,924
G. Bennett Stewart	$85,000	$74,924	$159,924
Lee C. Stewart	$100,000	$74,924	$174,924
J.C. Watts, Jr. (3)	—	—	—

(1)              Includes annual Board retainer and committee chairmanship retainer, as well as a lead director fee (for Mr. Lee Stewart only).

(2)              Aggregate grant date fair value is computed in accordance with FASB ASC Topic 718. Awards of restricted stock are made quarterly and recorded at fair value at the date of grant. The values for Ms. O’Leary and Messrs. Franklin, Jepsen, Museler, Stephens, Bennett Stewart and Lee Stewart awards were $74,924 (equivalent to 502 shares at $37.35 per share, 513 shares at $36.48 per share, 526 shares at $35.63 per share and 463 shares at $40.43 per share). The values for Mr. Ernst and Mr. Lopez was $28,090 (equivalent to 263 shares at $35.63 per share and 463 shares at $40.43 per share). The aggregate number of unvested stock awards outstanding as of December 31, 2014 for each director is as follows: Ms. O’Leary and Messrs. Franklin, Jepsen, Museler, Bennett Stewart and Lee Stewart, 7,449 shares; Mr. Stephens, 4,794 shares Messrs. Ernst and Lopez, 726 shares.

(3)              Mr. Watts left the Board in January 2014.

(4)              Messrs. Ernst and Lopez joined the Board in August 2014. Their cash retainer and stock awards were prorated for the length of service rendered in fiscal year 2014.

Directors who are employees of the Company do not receive separate compensation for their services as a director. All non-employee directors are compensated under our standard non-employee director compensation policy, pursuant to which they are paid an annual cash retainer of $75,000 and an annual equity retainer of restricted stock with a total value of $75,000 (awarded through quarterly grants valued at $18,750 each). The restricted stock grants were made under the 2006 LTIP. In addition, we pay an additional cash retainer of $10,000 annually to the chair of each Board committee and $25,000 annually to our lead director. We do not pay per-meeting fees under the policy. In February 2015, the Board approved revisions to the director compensation policy and increased the annual cash retainer to $85,000 and increased the annual equity retainer of restricted stock to a total value of $85,000, both effective January 1, 2015. The Board also approved a revision beginning in the calendar year 2016, that non-employee directors will have the discretion to make individual elections to receive anywhere from 50% to 100% of the total annual cash retainer in grants of Company stock to be granted and with the same vesting provisions as described for restricted stock grants below. Directors were and will continue to be reimbursed for their out-

of-pocket expenses in an accountable expense plan.

The restricted stock grants will fully vest upon the earlier of (i) March 31 of the third year following the grant date, (ii) the date the grantee ceases to be a member of the Board for any reason other than due to removal for cause, or (iii) a “change of ownership” or “change in control” (as such term is defined under the applicable plan). If the grantee is removed from the Board for cause prior to the restricted stock becoming fully vested, the grantee forfeits the restricted stock. These restricted stock award agreements also provide that the restricted stock issued to the grantee may not be transferred by the grantee in any manner prior to vesting. Grantees otherwise have all rights of holders of our common stock, including voting rights and the right to receive dividends.

We have stock ownership guidelines that apply to our non-employee directors. Under these guidelines, directors must meet the applicable stock ownership guidelines of the Company by the fifth anniversary of when they received their first stock grant from the Company. The guidelines require ownership of shares of our common stock valued at five times their annual cash retainer. Each of the directors is in compliance with, or is on schedule to meet the requirements of, the policy. Our Stock Ownership Policy is further described above in the section entitled “Compensation of Executive Officers and Directors — Compensation Discussion and Analysis — Stock Ownership Guidelines”.

SCHEDULE G — RISK FACTORS

Shareholders of Fortis should carefully consider the risk factors described in this section which relate to the Acquisition, the failure to complete the Acquisition and the post-Acquisition business and operations of the Corporation and ITC, in addition to the other information contained in this Circular. In addition, Shareholders should carefully consider the risk factors which relate to ITC described in “Schedule D — Information Concerning ITC Holdings Corp.”.

Risk Factors Relating to the Acquisition

The Purchase Price for the Acquisition could increase

ITC is a public company and its directors owe fiduciary duties to its shareholders which may require them to consider competing offers to purchase the common stock of ITC as alternatives to the Acquisition. The Acquisition Agreement preserves the ability of the directors of ITC to accept an alternative proposal in certain circumstances if such offer constitutes a superior proposal. If a superior proposal to acquire ITC is made, Fortis may exercise its right to match such offer and as a result the purchase price paid by the Corporation in connection with the Acquisition may increase. In any such event, Fortis may agree to pay for the Purchase Price increase using cash and/or Common Shares. Fortis would be required to seek the further approval of its Shareholders under the applicable rules of the TSX in connection with any increase in the number of Common Shares issuable as a result the Acquisition, which could delay or result in the failure to complete the Acquisition. See “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement” and “Special Business — The Acquisition of ITC Holdings Corp. — Canadian and U.S. Securities Law Matters — TSX Approval”.

There is no assurance when or if the Acquisition will be completed

Completion of the Acquisition is subject to the satisfaction or waiver of a number of conditions as set forth in the Acquisition Agreement, including, among others, (i) approval by ITC’s shareholders of the Acquisition Agreement, (ii) approval by the Shareholders of the Acquisition Share Issuance Resolution, (iii) obtaining certain regulatory and federal approvals including, among others, those of FERC, CFIUS, the Antitrust Division of the United States Department of Justice, the Federal Communications Commission and the Federal Trade Commission, and various state utilities regulators, and (iv) the absence of legal restraints prohibiting the completion of the Acquisition. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the Acquisition.

Fortis and ITC have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Acquisition Agreement. The Acquisition Agreement requires Fortis and ITC, among other things, to accept conditions, divestitures, requirements, limitations, costs or restrictions that may be imposed by regulatory entities. Such conditions, divestitures, requirements, limitations, costs or restrictions may jeopardize or delay completion of the Acquisition, may reduce the benefits that may be achieved from the Acquisition, limit the revenues of the combined company following the Acquisition or may result in the abandonment of the Acquisition. Further, no assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to Closing will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Fortis and ITC or may impose requirements, limitations or costs or place restrictions on the conduct of Fortis’ business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an event occurs that constitutes a Material Adverse Effect with respect to Fortis or ITC and thereby may offer the other party an opportunity not to complete the Acquisition.

Such extended period of time also may increase the chance that other adverse effects with respect to Fortis or ITC could occur, such as the loss of key personnel. Each party’s obligation to consummate the Acquisition is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Acquisition Agreement, including, with respect to ITC, certain covenants regarding operation of ITC’s business prior to completion of the Acquisition. As a result of these conditions, Fortis and ITC cannot provide assurance that the Acquisition will be completed on the terms or timeline currently contemplated, or at all. See “ Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement — Conditions to the Acquisition” in this Circular.

Fortis may not realize all of the anticipated benefits of the Acquisition

As described in “Special Business — The Acquisition of ITC Holdings Corp. — Background and Recommendation — Reasons for the Recommendation”, Fortis believes that the Acquisition will provide benefits to the Corporation, including that the Acquisition will be accretive in the first full year following Closing, excluding one-time Acquisition-related expenses, and the expectation that the Acquisition will support the Corporation’s average annual dividend growth target of 6% through 2020; however, there is a risk that some or all of the expected benefits of the Acquisition may fail to materialize, or may not occur within the time periods anticipated by the Corporation. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of the Corporation. The challenge of coordinating previously independent businesses makes evaluating the Corporation’s business and future financial prospects difficult. The past financial performance of each of ITC and the Corporation may not be indicative of their future financial performance. In addition, any regulatory approvals required in connection with the Acquisition may include terms which could have an adverse effect on the Corporation’s financial performance.

The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Acquisition and the integration of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or share price of Fortis (as the parent company following the Acquisition). The integration process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the Acquisition may impact the financial performance of the Corporation, the price of its Common Shares and the ability of Fortis to continue to pay dividends on its Common Shares at rates consistent with the Corporation’s dividend guidance, at current rates or at all. The declaration of dividends by the Corporation is at the discretion of the Board of Directors and the Board of Directors may determine at any time to cease paying dividends. See “Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation”.

The Minority Investment may not be completed

There is no certainty, nor can Fortis provide any assurance, that it will reach a binding agreement with one or more Minority Investors to complete the Minority Investment prior to Closing, or at all, nor can Fortis predict the terms (including price) or size of any such Minority Investment, if made. The Minority Investment is limited to a maximum of 19.9% of the issued and outstanding common stock of ITC, as agreed to in the Acquisition Agreement. In connection with the Minority Investment, certain customary rights may be granted to Minority Investors that could restrict the ability of Fortis to operate the ITC business as it might have in the absence of such rights.

The Acquisition is not conditional upon Fortis securing one or more Minority Investors or any minimum Minority Investment and, as such, Fortis intends to complete the Acquisition as soon as practicable after obtaining the required Shareholder Approval, ITC shareholder approval and regulatory approvals and the satisfaction or waiver of the other required Closing conditions, regardless of whether it has secured one or more Minority Investors. In addition, the Acquisition Agreement, the Equity Bridge Facilities and the Debt Bridge Facility impose certain restrictions on the Minority Investors and timing for completing the Minority Investment which may make it more difficult for Fortis to complete the Minority Investment prior to Closing. Consummation of the Acquisition without completion of the Minority Investment could increase the consolidated indebtedness of the Corporation and may contribute to the downgrade of the Corporation’s credit ratings at the time of Closing. In addition, a failure to complete the Minority Investment could negatively impact the accretion from the Acquisition. Failure to complete the Minority Investment could also have a negative impact on the price of the Common Shares. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — The Minority Investment”.

The Acquisition Credit Facilities may not be available

The commitments of the lenders to fund the Acquisition Credit Facilities are subject to certain standard conditions, including, in the case of the Equity Bridge Facilities, that the Corporation shall have received gross cash proceeds from Permanent Debt and/or borrowings under the Debt Bridge Facility in an aggregate amount of not less than US$2.0 billion and, in the case of the Debt Bridge Facility, that the Corporation shall have received gross cash proceeds from certain offerings including, for greater certainty, the Minority Investment, and/or amounts borrowed under the Equity Bridge Facilities (or any replacement facility) in a minimum aggregate amount of not less than US$1.2 billion. The failure to satisfy such standard conditions may result in the Acquisition Credit Facilities becoming unavailable to Fortis. If the Acquisition Credit Facilities become unavailable to Fortis, Fortis may not be able to complete the Acquisition. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

Alternate sources of funding that would be used to fund the Acquisition or replace the Acquisition Credit Facilities may not be available

The Cash Purchase Price for the Acquisition and the Acquisition-related expenses are expected to be financed at Closing from: (i) the Prospective Offerings and (ii) the purchase price paid by the Minority Investors in connection with the Minority Investment. Fortis cannot assure you that such financing sources will be available to Fortis or its affiliates at the desired time or at all, or on cost-efficient terms. The inability to obtain alternate sources of financing to fund the Acquisition may negatively impact the financial performance of Fortis, including the extent to which the Acquisition is accretive, and may require Fortis to drawdown on either or both of the Acquisition Credit Facilities to pay part of the Cash Purchase Price. If Fortis is required to drawdown on such Acquisition Credit Facilities, indebtedness under the Acquisition Credit Facilities is required to be repaid within 364 days of drawdown, and Fortis intends to access the capital markets following Closing in order to refinance any such drawdowns under the Acquisition Credit Facilities with long-term financing. There can be no assurance that Fortis will be able to access the capital markets on favorable terms within this period and offerings of securities of Fortis during such period may be completed on terms less favorable than would otherwise be the case if the Acquisition had not taken place or if Fortis had a longer period to time its access to the capital markets.

In addition, any movement in interest rates could affect the underlying cost of these instruments and may affect the expected accretion of the Acquisition. Fortis may enter into hedging arrangements to mitigate interest rate risk in connection with the financing of the Acquisition. See “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

Fortis does not currently control ITC and its subsidiaries

Although the Acquisition Agreement contains covenants on the part of ITC regarding the operation of its business prior to Closing, Fortis will not control ITC and its subsidiaries until completion of the

Acquisition and the business and results of operations of ITC may be adversely affected by events that are outside of the Corporation’s control during the intervening period. Historic and current performance of ITC’s business and operations may not be indicative of success in future periods. The future performance of ITC may be influenced by, among other factors, economic downturns, increased environmental regulation, turmoil in financial markets, unfavourable regulatory decisions, litigation, rising interest rates, delays in ongoing transmission development projects and other factors beyond the Corporation’s control. As a result of any one or more of these factors, among others, the operations and financial performance of ITC may be negatively affected, which may adversely affect the future financial results of Fortis. See “Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation”.

Fortis and ITC will incur substantial transaction fees and costs in connection with the proposed Acquisition

Fortis and ITC have incurred and expect to incur additional material non-recurring expenses in connection with the Acquisition and completion of the transactions contemplated by the Acquisition Agreement, including costs relating to the financing of the Acquisition and obtaining required shareholder and regulatory approvals. ITC has incurred significant legal, advisory and financial services fees in connection with its board of directors’ review of strategic alternatives and the process of negotiating and evaluating the terms of the Acquisition. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Fortis and ITC after completion of the Acquisition. Even if the Acquisition is not completed, Fortis and ITC will need to pay certain pre-tax costs relating to the Acquisition incurred prior to the date the Acquisition was abandoned, such as legal, accounting, financial advisory, financing, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. See “Significant termination fee may be payable by Fortis”.

Significant termination fee may be payable by Fortis

If the Acquisition is not completed due to the failure to obtain any Required Regulatory Approval, or any Legal Restraint related thereto, Fortis will be required to pay a termination fee of US$280 million to ITC in connection with the termination of the Acquisition Agreement. If the Board changes its recommendation of the Acquisition or resolves to do the foregoing, Fortis will be required to pay ITC a termination fee of US$245 million. See “Special Business — The Acquisition of ITC Holdings Corp. — The Acquisition Agreement — Termination Fees”. If a termination fee is ultimately required to be paid by Fortis to ITC, the payment of such fee will have a significant adverse impact on the financial results of the Corporation in the fiscal quarter in which such termination fee is paid.

ITC Midwest’s election to opt out of federal bonus depreciation has been challenged

On December 18, 2015, Interstate Power and Light Company (“Interstate Power”) filed a FERC challenge to ITC Midwest’s opting out of using U.S. federal bonus tax depreciation (“bonus depreciation”) for the calculation of its federal income tax expense. On March 11, 2016, FERC issued an order requiring ITC Midwest to recalculate its transmission revenue requirements, effective January 1, 2015, reflecting the election of bonus depreciation for 2015. FERC denied Interstate Power’s request that ITC Midwest be required to elect bonus depreciation in any past or future years. ITC continues to believe its intention to elect out of bonus depreciation for 2015 is appropriate and is currently assessing the FERC order, including whether it will seek rehearing of the FERC order or otherwise take action to contest the ruling. The election of bonus depreciation by the ITC Regulated Operating Subsidiaries would negatively affect ITC’s revenues and net income. Fortis is unable to predict the outcome of this matter at this time.

Fortis expects to issue securities to finance a portion of the cash consideration, which could impact the capital structure of Fortis prior to the closing of the Acquisition

Fortis expects to issue securities in connection with the financing of the Acquisition prior to Closing in order to reduce the amount required to be borrowed at Closing under the Acquisition Credit Facilities. Any such offering of securities prior to Closing could have the effect of changing the current capital structure of Fortis. Fortis cannot assure you that it will complete the Acquisition in the time frame or on the basis described herein, or at all. If the Acquisition is not completed, management of Fortis expects to apply the net proceeds from the sale of securities offered by the Corporation prior to Closing (other than those offered on a contingent basis) to repay indebtedness and/or to, directly or indirectly, finance future growth opportunities of the Corporation and its subsidiaries with the result that the change in the Corporation’s capital structure may subsist for a longer term than expected.

Information relating to ITC in this Circular has been obtained from ITC or its public disclosure record

All information relating to ITC and its affiliates contained in this Circular has been provided to Fortis by ITC or taken from the ITC public disclosure record. Although the Corporation has conducted what it believes to be a prudent and thorough level of investigation in connection with the Acquisition and the disclosure relating to ITC contained in this Circular, an unavoidable level of risk remains regarding the accuracy and completeness of such information. While Fortis has no reason to believe the information provided by ITC or taken from the public disclosure record is misleading, untrue or incomplete, Fortis cannot assure the accuracy or completeness of such information nor can Fortis compel ITC to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Fortis. ITC’s public disclosure is itself subject to uncertainties, see “Schedule D — Information Concerning ITC Holdings Corp.”.

Fortis will list the Common Shares on the NYSE in connection with the Acquisition and the Common Shares have no trading history in the United States

The Common Shares currently trade on the TSX. It is a condition to the completion of the Acquisition that the Common Shares issued pursuant to the Acquisition Agreement be authorized for listing on the NYSE, in addition to the TSX. Prior to the completion of the Acquisition, there has been no public market in the United States for the Common Shares. The price at which the Common Shares will trade on the NYSE may be lower than the value for which they are exchanged at Closing. In addition, because the liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on the NYSE, historical trading prices may not be indicative of the prices at which the Common Shares will trade in the future on the NYSE.

Fortis Common Shares will be traded on more than one market and this may result in price variations

Trading in the Common Shares on the NYSE and TSX will take place in different currencies (U.S. dollars on the NYSE and Canadian dollars on the TSX), and at different times (resulting from different trading days and different public holidays in the United States and Canada). The trading prices of the Common Shares on these two markets may at times differ due to these and other factors. Any decrease in the price of the Common Shares on the TSX could cause a decrease in the trading price of the Common Shares on the NYSE and vice versa. There can be no assurance that the expected benefits of listing the Common Shares on the NYSE will be realized or, if realized, that such benefits will be sustained.

The market price of Fortis Common Shares following the consummation of the Acquisition could be volatile

Notwithstanding the fact that Fortis will issue a significant number of the Common Shares to shareholders of ITC in connection with the Acquisition, there is no guarantee that a significant market for the Common Shares will develop or be sustained on the NYSE following the Acquisition. ITC shareholders may decide to sell the Common Shares received by them in the Acquisition, which will generally be eligible for immediate resale, rather than remain shareholders of Fortis, which could have an adverse impact on the trading price of the Common Shares. As Fortis is a Canadian company and is not as well-known to investors in the United States as it is in Canada, investors in Canada may be more likely to purchase any Common Shares sold by ITC shareholders following the Acquisition. If a substantial portion of the Common Shares issued to ITC shareholders are sold to investors in Canada, this may have a material adverse effect on the trading price of the Common Shares following the Acquisition. In addition, a perception among investors that such sales will occur could depress the market price of the Common Shares prior to the issuance of Common Shares in connection with the Acquisition. In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type against Fortis could result in substantial costs and diversion of management’s attention and resources, which would adversely affect its business. Any adverse determination in litigation against Fortis could also subject it to significant liabilities.

Fortis may lose its foreign private issuer status in the future, which could result in additional costs and expenses to Fortis

Following the Acquisition, more than 50% of the Corporation’s total assets will be located in the United States and a material portion of its Common Shares may be held by US residents. Upon registration with the SEC, Fortis expects to initially qualify as a foreign private issuer and satisfy the other eligibility requirements of MJDS. As a foreign private issuer eligible to use MJDS, Fortis will be entitled to substantially satisfy its U.S. reporting obligations by filings its Canadian disclosure documents with the SEC. In order to maintain its status as a foreign private issuer under United States securities laws, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States.

Fortis may in the future lose its foreign private issuer status and, consequently, its eligibility to use MJDS, if a majority of its Common Shares are held by residents of the United States. The regulatory and compliance costs to Fortis under United States federal securities laws as a United States domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use MJDS. If Fortis is not a foreign private issuer, it would not be eligible to use MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Fortis may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Fortis has not yet completed its determination regarding whether its existing internal controls over financial reporting are compliant with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002

Fortis maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, and has commenced an assessment of whether its current internal controls procedures satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and the Public Company Accounting Oversight Board.

Pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that Fortis files with the SEC after the effectiveness of its registration statement to be filed with the SEC in connection with the Acquisition, the Corporation’s independent auditors will be required to attest to the effectiveness of the Corporation’s internal control over financial reporting. The process of obtaining the required attestation from the Corporation’s independent auditors has commenced and will require the investment of substantial additional time and resources, including by the Corporation’s Chief Financial Officer and other members of the Corporation’s senior management, as well as higher than anticipated operating expenses including independent auditor fees. Fortis’ failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing and timely basis, or any failure in Fortis’ internal controls, could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, which in turn could negatively affect the trading price of the Common Shares and could have a material adverse effect on the Corporation’s results of operations and harm its reputation. Further, Fortis can provide no assurance that its independent auditors will provide the required attestation. If Fortis is required in the future to make changes to its internal controls over financial reporting, it could adversely affect the Corporation’s operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from its independent auditors.

Significant demands will be placed on Fortis and ITC as a result of the Acquisition

As a result of the pursuit and completion of the Acquisition, significant demands will be placed on the managerial, operational and financial personnel and systems of Fortis and ITC. Fortis and ITC cannot assure you that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Acquisition. The future operating results of Fortis and the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems.

ITC and Fortis may be the target of additional securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Acquisition, then that injunction may delay or prevent the Acquisition from being completed. Following announcement of the Acquisition, three putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders in Oakland County Circuit Court, State of Michigan. Paolo Guerra v. Albert Ernst, et al., was filed on February 26, 2016, Harvey Siegelman v. Joseph L. Welch, et al., was filed on March 2, 2016, and Alan Poland v. Fortis Inc., et al., was filed on March 4, 2016. On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the complaints. On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al. For information regarding these class actions, see the section titled “Fortis — Recent Developments — Litigation Relating to the Acquisition”.

Risk Factors Relating to the Post-Acquisition Business and Operations of the Corporation

Fortis will have a substantial amount of indebtedness which may adversely affect its cash flow and ability to operate its business

After giving effect to the Acquisition and the financing thereof, Fortis will have a significant amount of debt, including an expected C$6.2 billion of debt of ITC and its subsidiaries. As of December 31, 2015, on a pro forma basis after giving effect to the Acquisition, the Corporation’s initial financing plans in connection with the Acquisition (as assumed in the unaudited pro forma condensed consolidated financial statements included in Schedule H to this Circular) and the anticipated outstanding indebtedness of ITC, management estimates that the consolidated indebtedness of the Corporation will be C$23.6 billion. The expected substantial increase in the amount of indebtedness of Fortis will have the effect, among other things, of reducing the Corporation’s flexibility to respond to changing business and economic conditions and could increase the Corporation’s borrowing costs. In addition, the amount of cash required to service the Corporation’s increased indebtedness levels and thus the demands on the Corporation’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Fortis or ITC individually prior to the Acquisition. The increased levels of indebtedness could also reduce funds available for capital expenditures, the payment of dividends and other activities and may create competitive disadvantages for Fortis relative to other companies with lower debt levels.

The Acquisition may result in a downgrade of the Corporation’s credit ratings

Any change in the capital structure of Fortis in connection with the Acquisition and the entering into of the Acquisition Credit Facilities may cause credit rating agencies which rate Fortis and the outstanding debt obligations of Fortis to re-evaluate and downgrade the Corporation’s current credit ratings, which could increase the Corporation’s borrowing costs. A failure to complete the Minority Investment prior to Closing may increase the likelihood that the Corporation’s current credit ratings will be downgraded. In addition, under the terms of the Acquisition Credit Facilities, Fortis must obtain a credit rating and an unsecured debt credit rating from either of Moody’s or Fitch, neither of which currently rates Fortis or its debt securities. It is possible that the credit ratings Fortis obtains from either of Moody’s or Fitch could be lower than the Corporation’s current ratings from S&P and DBRS. See “Fortis — Credit Ratings” and “Special Business — The Acquisition of ITC Holdings Corp. — Financing the Acquisition — Acquisition Credit Facilities”.

Increased foreign exchange exposure may adversely affect Fortis’ earnings and the value of some of Fortis’ assets

Fortis’ reporting currency is the Canadian dollar and the majority of its earnings and cash flows are denominated in Canadian dollars. However, a significant portion of its earnings and cash flows are denominated in U.S. dollars. The earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the U.S. dollar to Canadian dollar exchange rate. Although Fortis seeks to limit this exposure through the use of U.S. dollar denominated borrowings at the corporate level, such actions may not insulate Fortis completely from this exposure. The foreign exchange gain or loss on the translation of U.S. dollar denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation’s foreign subsidiaries’ earnings, which are denominated in U.S. dollars. The reporting currency of Tucson Electric Power Company, UNS Electric Inc., UNS Gas Inc., Central Hudson Gas & Electric Corporation, Caribbean Utilities Company, Ltd., FortisTCI Limited, Turks and Caicos Utilities Limited and Belize Electric Company Limited is the U.S. dollar. On an annual basis, it is estimated that a US$0.05, or 5%, increase or decrease in the U.S. dollar relative to the Canadian dollar exchange rate would increase or decrease earnings per Common Share by approximately C$0.04, before considering the impact of the pending Acquisition.

The operations of ITC are conducted in U.S. dollars and, as a result, following the Acquisition the Corporation’s consolidated earnings and cash flows may be impacted by movements in the U.S. dollar-Canadian dollar exchange rate to a greater extent than prior to the Acquisition. In particular, any decrease in the value of the U.S. dollar versus the Canadian dollar following the Acquisition could negatively impact Fortis’ earnings as reported in Canadian dollars, which could negatively impact Fortis’ ability to realize all of the anticipated benefits of the Acquisition.

Fortis may enter into forward foreign exchange contracts and utilize certain derivatives as cash flow hedges of its exposure to foreign currency risk to a greater extent than in the past. There is no guarantee that such hedging strategies, if adopted, will be effective. In addition, currency hedging entails a risk of illiquidity and, to the extent that the U.S. dollar depreciates against the Canadian dollar, the risk of using hedges could result in losses greater than if the hedging had not been used. Hedging arrangements may have the effect of limiting or reducing the total returns to Fortis if management’s expectations concerning future events or market conditions prove to be incorrect, in which case the costs associated with the hedging strategies may outweigh their benefits.

The unaudited pro forma condensed consolidated financial information of Fortis and ITC is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Fortis following the Acquisition

The unaudited pro forma condensed consolidated financial information included in this Circular has been prepared using the consolidated historical financial statements of Fortis and of ITC, is presented for illustrative purposes only, and should not be considered to be an indication of the results of operations or financial condition of Fortis following the Acquisition. In addition, the pro forma combined financial information included in this Circular is based in part on certain assumptions regarding the Acquisition. These assumptions may not prove to be accurate, and other factors may affect the Corporation’s results of operations or financial condition following the Acquisition. Accordingly, the historical and pro forma financial information included in this Circular does not necessarily represent the Corporation’s results of operations and financial condition had Fortis and ITC operated as a combined entity during the periods presented, or of the Corporation’s results of operations and financial condition following the Acquisition. The Corporation’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies. Among the uncertainties that could cause the results of operations and financial condition of Fortis to differ materially from the pro forma combined information included in this Circular is the possibility that the allowed ROEs of the MISO Regulated Operating Subsidiaries will be reduced by FERC as a result of the base rate complaints to a greater extent than assumed and reflected in the audited consolidated financial statements of ITC for the year ended December 31, 2015, attached to this Circular at Schedule E. While a decision has been issued by the presiding administrative law judge in the first base rate complaint, such decision remains subject to confirmation by FERC, and the ultimate outcome of the base rate complaints cannot be predicted at this time. In addition, following a recent FERC order, ITC stakeholders could bring FERC challenges regarding the election out of federal bonus tax depreciation taken by the ITC Regulated Operating Subsidiaries for some or all of the years from 2015 to 2019. If any such FERC challenges are initiated and are successful, the resulting lower rate base would negatively impact the revenues and net income of ITC. See “Schedule E — ITC Historical Financial Statements and Management’s Discussion and Analysis” in this Circular.

In preparing the pro forma financial information contained in this Circular, Fortis has given effect to, among other items, the completion of the Acquisition, the payment of the Cash Purchase Price using long-term indebtedness of Fortis and the indebtedness of Fortis on a consolidated basis after giving effect to the Acquisition, including the indebtedness of ITC. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Fortis in connection with the proposed Acquisition or the impact of the proposed Minority Investment. See also “Caution Regarding Pro Forma Financial Information”, “Risk Factors Relating to the Acquisition” and the notes to the unaudited pro forma condensed consolidated financial statements of Fortis and ITC incorporated in this Circular.

The ROEs of ITC’s Regulated Operating Subsidiaries may change as a result of the Acquisition

On the basis of the Acquisition, FERC or third parties could challenge the ROEs of the ITC Regulated Operating Subsidiaries which could have a negative impact on the ROEs of the ITC Regulated Operating Subsidiaries following the Acquisition. Any change to the ROEs of the ITC Regulated Operating Subsidiaries resulting from the Acquisition would have a negative impact on the ability of Fortis to realize all of the anticipated benefits of the Acquisition.

Fortis may not have discovered undisclosed liabilities of ITC

In the course of the due diligence review of ITC that Fortis conducted prior to the execution of the Acquisition Agreement, Fortis may not have discovered, or may have been unable to quantify, undisclosed liabilities of ITC and its subsidiaries and Fortis will not be indemnified for any of these liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of Fortis and on the value of the Common Shares after Closing.

Fortis has limited experience in the independent transmission industry and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the Acquisition

While Fortis owns and operates transmission assets, those assets are limited and do not constitute a material portion of the consolidated rate base of Fortis. Fortis currently has no experience in the operation of an independent transmission utility under the FERC regulatory construct and regional transmission operator transmission grid management regime. Fortis will rely heavily on the experienced existing management and other key personnel of ITC to continue to manage and operate the transmission business of ITC (including the ITC Regulated Operating Subsidiaries) following the Acquisition; however, Fortis will compete with other potential employers for employees and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the Acquisition. A failure to retain key personnel as part of the management team of ITC in the period following the Acquisition could have a material adverse effect on the business and operations of ITC and Fortis on a consolidated basis. See “— Fortis may not realize all of the anticipated benefits of the Acquisition”.

SCHEDULE H — PRO FORMA FINANCIAL STATEMENTS OF FORTIS AND ITC

Unaudited Pro Forma Condensed Consolidated Financial Information

Fortis Inc.

As of and for the year ended December 31, 2015

Foreword

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements give effect to the Acquisition by Fortis of ITC under the acquisition method of accounting for business combinations and based on the respective historical audited consolidated financial statements of Fortis and ITC for the year ended December 31, 2015. The unaudited pro forma condensed consolidated balance sheet gives effect to the Acquisition as if it had closed on December 31, 2015. The unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2015 gives effect to the Acquisition as if it had closed on January 1, 2015.

The historical audited consolidated financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are: (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed consolidated statement of earnings, expected to have a continuing impact on the combined results of Fortis and ITC. As such, the impact from Acquisition-related expenses is not included in the unaudited pro forma condensed consolidated statement of earnings. However, the estimated impact of these expenses is reflected in the unaudited pro forma condensed consolidated balance sheet as an increase to debt and a decrease to retained earnings.

The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the Acquisition or the effect of any regulatory actions that may impact the unaudited pro forma condensed consolidated financial statements when the Acquisition is completed.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma financial information should be read together with: (i) the audited historical consolidated financial statements of Fortis and the notes thereto and the related management’s discussion and analysis included in the Corporation’s 2015 Annual Report; (ii) the ITC historical financial statements and the notes thereto and management’s discussion and analysis included in Schedule E to this Circular; and (iii) other information contained in this Circular.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Fortis believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements. The actual adjustments to the consolidated financial statements of Fortis upon the closing of the Acquisition will depend on a number of factors, including, among others, additional information available and the net assets of ITC on Closing, and as a result the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2015

(In millions of Canadian dollars)

					Pro forma
					condensed
		ITC		Pro forma	consolidated
ASSETS	Fortis	(Note 3[h])	Note	adjustments	balance sheet

Current assets
Cash and cash equivalents	$242	$19	3[a]	$(4,868)	$261
			3[c]	5,061
			3[c]	(28)
			3[d]	(165)
Accounts receivable and other current assets	964	144			1,108
Prepaid expenses	68	15			83
Inventories	337	36			373
Regulatory assets	246	20			266
	1,857	234			2,091

Other assets	352	62			414
Deferred financing fees	—	41	3[i]	(41)	—
Regulatory assets	2,286	323			2,609
Utility capital assets	19,595	8,456			28,051
Intangible assets	541	63			604
Goodwill	4,173	1,315	3[b]	(1,315)	12,880
			3[b]	8,707
	$28,804	$10,494		$7,351	$46,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$511	$—	3[i]	$131	$642
Accounts payable and other current liabilities	1,419	215	3[d]	(33)	1,772
			3[i]	167
			3[i]	4
Accrued payroll, interest and taxes other than income taxes	—	167	3[i]	(167)	—
Refundable deposits from generators for transmission network upgrades	—	4	3[i]	(4)	—
Regulatory liabilities	298	62			360
Debt maturing within one year	—	547	3[i]	(547)	—
Current installments of long-term debt	384	—	3[i]	416	800
Current installments of capital lease and finance obligations	26	—			26
	2,638	995		(33)	3,600
Other liabilities	1,152	32	3[i]	85	1,294
			3[i]	25
Accrued pension and post retirement liabilites	—	85	3[i]	(85)	—
Refundable deposits from generators for transmission network upgrades	—	25	3[i]	(25)	—
Regulatory liabilities	1,340	353			1,693
Deferred income taxes	2,050	1,018	3[b], 3[e]	(81)	2,987
Long-term debt	10,784	5,620	3[b]	202	21,598
			3[c]	5,061
			3[c]	(28)
			3[i]	(41)
Capital lease and finance obligations	487	—			487
	18,451	8,128		5,080	31,659
Shareholders’ equity
Common shares	5,867	1,148	3[f]	(1,148)	10,636
			3[a]	4,769
Preference shares	1,820	—			1,820
Additional paid-in capital	14	—			14
Accumulated other comprehensive income	791	6	3[f]	(6)	791
Retained earnings	1,388	1,212	3[f]	(1,212)	1,256
			3[d]	(165)
			3[d]	33
	9,880	2,366		2,271	14,517
Non-controlling interests	473	—			473
	10,353	2,366		2,271	14,990
	$28,804	$10,494		$7,351	$46,649

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

Year Ended December 31, 2015

(In millions of Canadian dollars, except share and per share amounts)

					Pro forma
					condensed
					consolidated
		ITC		Pro forma	statement of
	Fortis	(Note 3[h])	Note	adjustments	earnings

Revenue	$6,727	$1,336			$8,063

Expenses
Energy supply costs	2,561	—			2,561
Operating	1,864	434			2,298
Depreciation and amortization	873	185			1,058
	5,298	619			5,917
Operating income	1,429	717			2,146
Other income (expense), net	187	(1)	3[i]	36	222
Allowance for funds used during construction	—	36	3[i]	(36)	—
Finance charges	553	261	3[b]	(41)	970
			3[c]	4
			3[c]	193
Earnings before income taxes	1,063	491		(156)	1,398
Income tax expense (recovery)	223	181	3[b], 3[e]	16	366
			3[c], 3[e]	(1)
			3[c], 3[e]	(53)

Net earnings	$840	$310		$(118)	$1,032
Net earnings attributable to:
Non-controlling interests	$35	$—			$35
Preference equity shareholders	77	—			77
Common equity shareholders	728	310		(118)	920

	$840	$310		$(118)	$1,032
Weighted average common shares outstanding (# in millions)
Basic	278.6		3[g]	113.8	392.4
Diluted	284.7		3[g]	113.8	398.5

Earnings per common share (Canadian dollars)
Basic	$2.61				$2.34
Diluted	$2.59				$2.33

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

1.              BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the proposed Acquisition as more particularly described elsewhere in this Circular. The accompanying unaudited pro forma condensed consolidated financial statements have been prepared by management of Fortis and are derived from the audited consolidated financial statements of Fortis and ITC as of and for the year ended December 31, 2015. The accompanying unaudited pro forma condensed consolidated balance sheet reflects the Acquisition as if it had closed on December 31, 2015 and the accompanying unaudited pro forma condensed consolidated statement of earnings reflects the Acquisition as if it had closed on January 1, 2015. Amounts are presented in millions of Canadian dollars unless otherwise noted.

The accompanying unaudited pro forma condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of Fortis for the year ended December 31, 2015, which were prepared in accordance with U.S. GAAP.

The Acquisition has been accounted for in the unaudited pro forma condensed consolidated financial statements as an acquisition of ITC common shares by Fortis using the acquisition method of accounting for business combinations. Based on the purchase price calculation as detailed in the Acquisition Agreement, the estimated purchase price for the equity of ITC is approximately C$9.6 billion (Notes 2 and 3[a]). The assets to be acquired and liabilities to be assumed have been measured at estimated fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accompanying unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. While the underlying pro forma adjustments are intended to provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition, they are preliminary and are based on currently available financial information and certain estimates and assumptions which Fortis believes to be reasonable. The actual adjustments to the consolidated financial statements of Fortis will be determined at the time that the Acquisition is completed. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. For instance, the actual purchase price allocation will reflect the fair value, at the closing date, of the assets acquired and liabilities assumed based upon Fortis’ valuation of such assets and liabilities following the closing of the Acquisition and, accordingly, the final purchase price allocation, as it relates principally to goodwill, may differ materially from the preliminary allocation reflected herein.

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

2.              DESCRIPTION OF TRANSACTION

Pursuant to the Acquisition Agreement, Fortis will indirectly purchase the outstanding common shares of ITC for US$22.57 in cash and share consideration of 0.7520 of a Common Share per ITC common share. The total estimated purchase price is approximately C$9.6 billion (Note 3[a]). Fortis will also assume ITC debt, which was approximately C$6.2 billion as of December 31, 2015.

Fortis has arranged approximately US$3.7 billion in committed bridge facilities which, together with the Common Share consideration, will fully fund the estimated net purchase price and thereby ensure ample liquidity to close the Acquisition. The accompanying unaudited pro forma condensed consolidated financial statements reflect the estimated costs of arranging the bridge facilities in Acquisition-related expenses as further discussed in Note 3[d] below.

Fortis intends to finance a portion of the estimated purchase price by seeking one or more minority investors for up to 19.9% of the common stock of ITC. This has not been reflected in the pro forma assumptions and adjustments. The estimated impact of an assumed 19.9% minority investment in the common stock of ITC is further discussed in Note 4 below.

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

3.              PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

[a] Estimated Purchase Price, Estimated Funding Requirements and Assumed Financing Structure

The following is the estimated purchase price, the estimated funding requirements and assumed financing structure for the Acquisition. These estimates and assumptions have been reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

Estimated Purchase Price
ITC common shares (# in millions)	151.4
Fraction of Fortis Common Shares issued for each ITC common share	0.7520
Estimated Fortis Common Shares issued (# in millions)	113.8
Assumed price of Fortis Common Shares (US$) (Note 3[b])	30.28
Estimated Common Share consideration (US$ millions)	3,446
Estimated cash consideration for ITC common shares (151.4 x US$22.57) (US$ millions)	3,417
Estimated net cash consideration attributable to settlement of equity awards (US$ millions)	100
Estimated purchase price (US$ millions)	6,963
Assumed exchange rate (Note 3[h])	1.3840
Estimated purchase price	$9,637

Estimated Common Share consideration (US$3,446 million x 1.3840)	$4,769
Estimated cash consideration ([US$3,417 million + US$100 million] x 1.3840)	4,868
$9,637
Estimated Funding Requirements
Estimated purchase price	$9,637
Assumed debt of ITC	6,167
Estimated senior unsecured long-term debt issuance costs (Note 3[c])	28
Estimated Acquisition-related expenses (Note 3[d])	165
$15,997
Assumed Financing Structure
Assumed debt of ITC	$6,167
Estimated Common Share consideration	4,769
Estimated senior unsecured long-term debt (Note 3[c])	5,061
$15,997

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

3.              PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[b] Preliminary allocation of estimated purchase price

The estimated purchase price has been preliminarily allocated to the estimated fair values of ITC assets and liabilities as of December 31, 2015 in accordance with the acquisition method of accounting for business combinations, as follows:

		Fair Value
		and Other
	ITC	Adjustments	Net Total
Assets acquired:
Cash and cash equivalents	$19		$19
Accounts receivable and other current assets	144		144
Prepaid expenses	15		15
Inventories	36		36
Regulatory assets	20		20
Total current assets	234		234
Other assets	62		62
Deferred financing fees	41		41
Regulatory assets	323		323
Utility capital assets	8,456		8,456
Intangible assets	63		63
Goodwill	1,315	(1,315)	—
	$10,494	$(1,315)	$9,179
Liabilities assumed:
Accounts payable and other current liabilities	$215		$215
Accrued payroll, interest and taxes other than income taxes	167		167
Refundable deposits from generators for transmission network upgrades	4		4
Regulatory liabilities	62		62
Debt maturing within one year	547		547
Total current liabilities	995		995
Other liabilities	32		32
Accrued pension and post retirement liabilities	85		85
Refundable deposits from generators for transmission network upgrades	25		25
Regulatory liabilities	353		353
Deferred income taxes	1,018	(81)	937
Long-term debt	5,620	202	5,822
	$8,128	$121	$8,249
Net assets at fair value, as at December 31, 2015			$930
Estimated purchase price (Note [3a])			9,637
Total pro forma goodwill			8,707

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

3.          PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[b] Preliminary allocation of estimated purchase price (continued)

ITC’s operating subsidiaries are rate-regulated entities. The determination of revenues and earnings is based on regulated rates of return that are applied to historic values. Therefore, with the exception of a fair market value adjustment for long-term debt held outside of regulated operations, along with the related impact on deferred income taxes, no other fair market value adjustments to ITC’s assets and liabilities have been recognized because all of the economic benefits and obligations associated with regulated assets and liabilities beyond regulated thresholds accrue to ITC’s customers. Consequently, it is Fortis’ best estimate that the fair value of the remainder of ITC’s assets and liabilities is their carrying amount.

Long-term debt has an estimated fair market value of C$5,822 million, or an increase of C$202 million over historic values, which would result in a corresponding deferred income tax asset of approximately C$81 million. The amortization of this fair market value adjustment would result in a reduction of finance charges of C$41 million for the year ended December 31, 2015 because of periodic accretion of the debt up to the eventual principal balance. The reduction of financing charges would result in corresponding deferred income tax expense of C$16 million.

The excess of the estimated purchase price of the Acquisition, before assumed debt and Acquisition-related expenses, over the assumed fair value of net assets acquired from ITC is classified as goodwill on the accompanying unaudited pro forma condensed consolidated balance sheet. The final purchase price allocation is dependent upon, among other things, the finalization of asset and liability valuations which will reflect a third-party valuation. This final valuation will be based on, among other things, the actual net tangible and intangible assets and liabilities of ITC that exist as of Closing. Any final adjustment may change the allocation of the purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in changes to the unaudited pro forma condensed consolidated financial statements, including a change to goodwill.

The final purchase price and resulting goodwill will vary based on the market price of Fortis’ common shares on Closing. In preparing the unaudited pro forma condensed consolidated financial statements, Fortis estimated the purchase price associated with the Common Share consideration based on the closing market price of the Common Shares on the TSX of C$40.12 and the closing US$ to C$ exchange rate of 1.3250 on March 9, 2016, yielding a price of US$30.28 per Common Share. Based on the historic volatility of the market price of the Common Shares, Fortis believes that a 10% fluctuation in such market price provides a reasonable basis for illustrating the resultant potential impact on the estimated purchase price and goodwill, as follows:

	Estimated	Estimated
	Purchase Price	Goodwill

As presented in the unaudited pro forma condensed consolidated financial statements	$9,637	$8,707
10% increase in Fortis common share price	10,114	9,184
10% decrease in Fortis common share price	9,160	8,230

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

3.          PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[c] Senior unsecured long-term debt

Assumed financing for the Acquisition contemplates the issuance of approximately C$5,061 million (US$3,657 million) of long-term debt in the form of U.S. dollar-denominated senior unsecured notes. Estimated debt issuance costs of approximately C$28 million have been recognized as a reduction in long-term debt with a corresponding amortization expense of approximately C$4 million, and a deferred income tax recovery of C$1 million for the year ended December 31, 2015 based on an estimated average term of 6.5 years. The interest rate is estimated at 4.12%, which would result in incremental finance charges for the year ended December 31, 2015 of C$193 million and a corresponding deferred income tax recovery of C$53 million. A fluctuation in the estimated interest rate of +/- 0.1250% would result in a change in earnings to common equity shareholders of approximately C$4 million after tax, or approximately C$0.01 per Common Share.

[d] Acquisition-Related Expenses

Acquisition-related expenses are estimated at approximately C$165 million and would reduce current income taxes payable by approximately C$33 million. Acquisition-related expenses are composed of estimated investment banking, accounting, tax, legal and other costs associated with the completion of the Acquisition and estimated post-Acquisition expenses associated with equity-based compensation. These costs have been included as a pro forma adjustment to retained earnings as opposed to being reflected in the unaudited pro forma condensed consolidated statement of earnings of Fortis on the basis that they are directly incremental to the Acquisition of ITC and are therefore non-recurring in nature.

[e] Income taxes

Income taxes applicable to the pro forma adjustments are calculated at Fortis’ average income tax rates of 27.5% (Canadian rate) and 40.0% (U.S. rate) for the year ended December 31, 2015.

[f] ITC historical shareholders’ equity

The historical shareholders’ equity of ITC, which includes retained earnings, accumulated other comprehensive income and common shares, has been eliminated.

[g] Pro forma earnings per common share

The calculation of basic and diluted pro forma earnings per common share for the year ended December 31, 2015, reflects the assumed issuance of approximately 113.8 million Fortis common shares as if the issuance had taken place as of January 1, 2015 (Note 3[a]).

[h] Foreign exchange translation

The assets and liabilities of ITC, which has a U.S. dollar functional currency, and additional assumed financing denominated in U.S. dollars arising from the Acquisition, are translated at the exchange rate in effect as of December 31, 2015. Revenue and expenses of ITC’s operations, additional assumed U.S. dollar-denominated finance charges and U.S. dollar-denominated Acquisition-related expenses and their related income tax effects are translated at the average exchange rate for 2015.

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

3.          PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[h] Foreign exchange translation (continued)

The following exchange rates were utilized in preparing the unaudited pro forma condensed consolidated financial statements:

Balance Sheet (US$ to C$)
Spot rate - December 31, 2015	1.3840

Income Statement (US$ to C$)
Average rate - January 1, 2015 to December 31, 2015	1.2788

[i] Reclassifications and Accounting Policy Difference

In preparing the unaudited pro forma condensed consolidated financial statements, the following reclassifications were made to ITC’s 2015 historical audited consolidated financial statements to conform to the presentation utilized by Fortis: (i) commercial paper totaling C$131 million included within “Debt maturing within one year” was reclassified as “Short-term borrowings” and the current portion of long-term debt totaling C$416 million included within “Debt maturing within one year” was reclassified as “Current installments of long-term debt”; (ii) “Accrued payroll, interest and taxes other than income taxes” of C$167 million and current “Refundable deposits from generators for transmission network upgrades” of C$4 million were reclassified as “Accounts payable and other current liabilities”; (iii) “Accrued pension and post retirement liabilities” of C$85 million and non-current “Refundable deposits from generators for transmission network upgrades” of C$25 million were reclassified as “Other liabilities”; and (iv) “Allowance for funds used during construction” of C$36 million was reclassified as “Other income (expense), net”.

Effective October 1, 2015 Fortis early adopted Accounting Standards Update (“ASU”) No. 2015-03 that requires deferred debt issuance costs to be presented as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. ITC did not early adopt ASU No. 2015-03 and, therefore, has presented deferred financing fees of C$41 million as a long-term asset on its 2015 historical audited consolidated balance sheet. These costs have been netted against long-term debt on the unaudited pro forma condensed consolidated balance sheet.

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

4.                 MINORITY INVESTMENT

The unaudited pro forma condensed consolidated financial statements assume that the estimated cash purchase price will be fully funded by long-term debt in the form of U.S. dollar-denominated senior unsecured notes as described in Notes 3[a] and 3[c].

However, Fortis intends to finance a portion of the purchase price by seeking one or more minority investors to acquire up to 19.9% of the outstanding common stock of ITC from Fortis. This would result in a non-controlling interest with an estimated fair value of approximately C$1,891 million, with a decrease in long-term debt of approximately C$1,891 million (US$1,366 million). This, in turn, would result in a reduction in finance charges of approximately C$74 million with a corresponding reduction of the deferred income tax recovery of approximately C$20 million, and an allocation of earnings attributable to non-controlling interests for the year ended December 31, 2015 of approximately C$62 million.

The estimated impact of an assumed 19.9% minority investment in the common stock of ITC on the unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and the unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2015 is summarized below.

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

With 19.9% Minority Interest in ITC Holdings Corp.

As of December 31, 2015

				Pro forma
				condensed
		ITC	Pro forma	consolidated
	Fortis	(Note 3[h])	adjustments	balance sheet

Total Assets	$28,804	$10,494	$7,351	$46,649
Total Liabilities	18,451	8,128	3,189	29,768
Shareholders’ equity	9,880	2,366	2,271	14,517
Non-controlling interests	473	—	1,891	2,364
	10,353	2,366	4,162	16,881
	$28,804	$10,494	$7,351	$46,649

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial

Statements

Year Ended December 31, 2015

4.        MINORITY INVESTMENT (Continued)

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

With 19.9% Minority Interest in ITC Holdings Corp.

Year Ended December 31, 2015

				Pro forma
				condensed
				consolidated
		ITC	Pro forma	statement of
	Fortis	(Note [h])	adjustments	earnings

Operating income	$1,429	$717		$2,146
Other income (expense), net	187	(1)	36	222
Allowance for funds used during construction	—	36	(36)	—
Finance charges	553	261	82	896
Earnings before income taxes	1,063	491	(82)	1,472
Income tax expense (recovery)	223	181	(18)	386

Net earnings	$840	$310	$(64)	$1,086
Net earnings attributable to:
Non-controlling interests	$35		$62	$97
Preference equity shareholders	77			77
Common equity shareholders	728	310	(126)	912
	$840	$310	$(64)	$1,086
Weighted average common shares outstanding (# in millions)
Basic	278.6		113.8	392.4
Diluted	284.7		113.8	398.5
Earnings per common share (Canadian dollars)
Basic	$2.61			$2.32
Diluted	$2.59			$2.31

Any questions and requests for assistance may be directed to the

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